     As filed with the Securities and Exchange Commission on January 24, 1994.
                                                    Registration No. 33-51741


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       -----------------------------------

                            PEOPLES FIRST CORPORATION
             (Exact name of registrant as specified in its charter)

           KENTUCKY                   6712                  61-1023747
    (State or other juris-      (Primary Standard        (I.R.S. Employer
     diction of incorpora-     Industrial Classi-         Identification
     tion or organization)    fication Code Number)           Number)

                            100 South Fourth Street,
                                 P.O. Box 2200,
                          Paducah, Kentucky 42002-2200
                                 (502) 441-1200

               (Address, including Zip Code, and telephone number,
        including area code, of registrant's principal executive offices)
                 ----------------------------------------------

                           A. Howard Arant, Secretary
                            PEOPLES FIRST CORPORATION
                             100 South Fourth Street
                                  P.O. Box 2200
                          Paducah, Kentucky 42002-2200
                                 (502) 441-1200

            (Name, address, including Zip Code, and telephone number,
                   including area code, of agent for service)
                  --------------------------------------------

                          Copies of Communications to:

          R. James Straus                    Leonard S. Volin
          Alan K. MacDonald                  James Stewart
          Brown, Todd & Heyburn              Housley Goldberg & Kantarian, P.C.
          3200 Capital Holding Center        Suite 700, 1220 19th St., N.W.
          Louisville, Ky. 40202-3363         Washington, D.C. 20036
          (502) 589-5400                     (202) 822-9611

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                     --------------------------------------
                         CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------

                                   Proposed       Proposed
Title of each                      maximum        maximum
class of secur-     Amount to      offering       aggregate      Amount of
ities to be         be regis-      price per      offering       registration
registered          tered          unit (1)       price (1)      fee(1)
- ---------------     ----------     ---------      -----------    ------------
Common Stock,       465,000        $29.57         $13,751,373    $4,741.85
no par value        shares
- --------------------------------------------------------------------------------

(1) Estimated and calculated pursuant to Rule 457(f)(2), solely for the purpose of computing the registration fee, based upon the book value of First Kentucky Bancorp, Inc. Common Stock at September 30, 1993.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

                                     PART I

                     Cross-Reference Sheet Pursuant to Item
                            501(b) of Regulation S-K


                                        HEADING IN PROSPECTUS-
Form S-4 Item and Caption               PROXY STATEMENT
- ---------------------------             ----------------------

1.   Forepart of Registration           Facing Page; Cross-Reference Sheet;
     Statement and Outside Front        Front Cover Page of Prospectus-Proxy
     Cover Page of Prospectus           Statement

2.   Inside Front and Outside Back      AVAILABLE INFORMATION; INCORPORATION
     Cover Pages of Prospectus          OF CERTAIN DOCUMENTS BY REFERENCE;
                                        TABLE OF CONTENTS

3.   Risk Factors, Ratio of Earn-       SUMMARY; SELECTED FINANCIAL INFORMA-
     ings to Fixed Charges and          TION; COMPARATIVE PER SHARE DATA
     Other Information

4.   Terms of the Transaction           MERGER; COMPARISON OF PEOPLE FIRST
                                        COMMON STOCK AND FIRST KENTUCKY COM-
                                        MON STOCK

5.   Pro Forma Financial Information    PRO FORMA FINANCIAL STATEMENTS

6.   Material Contacts With the         MERGER--Background for the Merger,
     Company Being Acquired             Reasons for the Merger.

7.   Additional Information             *
     Required for Reoffering by
     Persons Parties Deemed to be
     Underwriters

8.   Interest of Named Experts and      LEGAL MATTERS; EXPERTS
     Counsel

9.   Disclosure of Commission           *
     Position on Indemnification
     for Securities Act

10.  Information with Respect to        COMPARISON OF PEOPLES FIRST COMMON
     S-3 Registrants                    STOCK AND FIRST KENTUCKY COMMON
                                        STOCK; PEOPLES FIRST COMMON STOCK--
                                        MARKET AND DIVIDEND INFORMATION

11.  Incorporation of Certain           INCORPORATION OF CERTAIN DOCUMENTS BY
     Information by Reference           REFERENCE


12.  Information with Respect to         *
     S-2 or S-3 Registrants

13.  Incorporation of Certain            *
     Information by Reference

14.  Information with Respect to         *
     Registrants Other Than S-3
     or S-2 Registrants

15.  Information with Respect to         *
     S-3 Companies

16.  Information with Respect to         *
     S-2 or S-3 Companies

17.  Information with Respect to         FIRST KENTUCKY BANCORP, INC.; FIRST
     Companies Other Than S-2 or         KENTUCKY MANAGEMENT'S DISCUSSION AND
     S-3 Companies                       ANALYSIS OF FINANCIAL CONDITION AND
                                         RESULTS OF OPERATIONS; PRINCIPAL
                                         STOCKHOLDERS OF FIRST KENTUCKY; FIRST
                                         KENTUCKY COMMON STOCK PRICE RANGE AND
                                         DIVIDENDS; COMPARISON OF PEOPLES FIRST
                                         COMMON STOCK AND FIRST KENTUCKY COMMON
                                         STOCK

18.  Information if Proxies, Con-        SUMMARY; ELECTION OF DIRECTORS;
     sents or Authorizations are         INTRODUCTION--Voting, Revocation of
     to be Solicited                     Proxies, Solicitation of Proxies;
                                         MERGER--Appraisal Rights of Stock-
                                         holders, Interests of Certain Persons
                                         in the Merger; PRINCIPAL STOCKHOLDERS
                                         OF FIRST KENTUCKY; INCORPORATION OF
                                         CERTAIN DOCUMENTS BY REFERENCE; EXPERTS

19.  Information if Proxies, Con-        *
     sents or Authorizations are
     not to be Solicited or in an
     Exchange Offer

___________________________
* Not applicable


                          [First Kentucky Letterhead]


                                                                January 27, 1994


Dear Stockholder:


    You are cordially invited to attend the 1994 Annual Meeting of the Stockholders of First Kentucky Bancorp, Inc. ("First Kentucky") to be held at the Convention Center Inn, 2011 West Everly Brothers Boulevard, Central City, Kentucky on Monday, February 28, 1994 at 2:00 p.m., local time.



    The Annual Meeting has been called for the following purposes: (i) to elect two directors of First Kentucky for three-year terms; (ii) to consider and vote upon a Merger Agreement and Plan of Reorganization (the "Merger Agreement") that provides for the merger of First Kentucky with and into Peoples First Acquisition Corporation ("Subsidiary"), a wholly owned subsidiary of Peoples First Corporation ("Peoples First"), and the conversion of each outstanding share of First Kentucky's common stock into 2.27194 shares of Peoples First Common Stock (the "Merger"); (iii) to approve an adjournment of the Annual Meeting to a later date, if necessary, to solicit additional proxies if insufficient shares are present in person or by proxy at the Annual Meeting to approve the Merger; and (iv) to transact such other business as may properly come before the Annual Meeting.


    Notice of the Annual Meeting, the Prospectus-Proxy Statement and the Proxy Card are enclosed and describe in detail the formal business we will transact, including the proposed Merger.

    The Board of Directors of First Kentucky has unanimously approved the Merger and recommends that you vote FOR the Merger and the other proposals to be presented at the Annual Meeting.

    Your vote is important, regardless of the number of shares you own. ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the meeting.

                                          Sincerely,

                                          Dennis W. Kirtley
                                          PRESIDENT

                          FIRST KENTUCKY BANCORP, INC.
                             214 NORTH FIRST STREET
                          CENTRAL CITY, KENTUCKY 42330
                                 (502) 754-1331
                            ------------------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON FEBRUARY 28, 1994

                             ---------------------


    NOTICE IS HEREBY GIVEN that the 1994 Annual Meeting of Stockholders (the "Annual Meeting") of First Kentucky Bancorp, Inc. ("First Kentucky"), will be held at the Convention Center Inn, 2011 West Everly Brothers Boulevard, Central City, Kentucky at 2:00 p.m., local time, on Monday, February 28, 1994.

    A Proxy Card and a Prospectus-Proxy Statement for the Annual Meeting are enclosed.

    The Annual Meeting is for the purposes of considering and voting upon:

    1. ELECTION OF DIRECTORS. The election of two directors of First Kentucky for three-year terms;


    2. MERGER. A Merger Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of October 15, 1993, among Peoples First Corporation ("Peoples First"), Peoples First Acquisition Corporation ("Subsidiary"), First Kentucky and First Kentucky Federal Savings Bank, and the related Plan and Agreement of Merger pursuant to which First Kentucky will be merged with and into Subsidiary (the "Merger") and each outstanding share of the common stock of First Kentucky will be converted into 2.27194 shares of common stock of Peoples First;

    3. ADJOURNMENT OF ANNUAL MEETING. An adjournment of the Annual Meeting to a later date, if necessary, to solicit additional proxies if insufficient shares are present or by proxy at the Annual Meeting to approve the Merger Agreement and related Plan of Merger; and

    4. OTHER MATTERS. The transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

    The Board of Directors is not aware of any other business to come before the Annual Meeting.


    Any action may be taken on any one of the foregoing proposals at the Annual Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned. Stockholders of record at the close of business on January 10, 1994 (the "Record Date"), are the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.


    Appraisal rights will be available to stockholders as of the Record Date who do not vote in favor of the Merger and continuously hold their shares through the Effective Date of the Merger and otherwise comply with Section262 of the Delaware General Corporation Law, a copy of which is attached as Appendix D.

    You are requested to fill in and sign the enclosed proxy card, which is solicited by the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Annual Meeting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          JOANN WHITAKER
                                          SECRETARY

Central City, Kentucky

January 27, 1994


IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE FIRST KENTUCKY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO INSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.
PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

PROSPECTUS-PROXY STATEMENT


                          FIRST KENTUCKY BANCORP, INC.
                      1994 ANNUAL MEETING OF STOCKHOLDERS
                           PEOPLES FIRST CORPORATION
                                 930,000 SHARES
                                  COMMON STOCK



    Peoples First Corporation ("Peoples First"), Peoples First Acquisition Corporation (the "Subsidiary"), a wholly owned subsidiary of Peoples First, First Kentucky Bancorp, Inc. ("First Kentucky") and First Kentucky Federal Savings Bank ("First Kentucky Federal"), a wholly owned subsidiary of First Kentucky, have entered into a Merger Agreement and Plan of Reorganization dated as of October 15, 1993 (the "Merger Agreement") pursuant to which First Kentucky will merge into Subsidiary (the "Merger"), and each outstanding share of First Kentucky's Common Stock, $0.01 par value per share ("First Kentucky Common Stock"), will be converted into 2.27194 shares of Peoples First Common Stock of no par value ("Peoples First Common Stock").



    This Prospectus-Proxy Statement serves as the proxy statement of First Kentucky for the 1994 Annual Meeting of Stockholders of First Kentucky (the "Annual Meeting") to be held February 28, 1994, at 2:00 p.m. local time, at the Convention Center Inn, 2011 West Everly Brothers Boulevard, Central City, Kentucky. This document also is the prospectus with regard to a maximum of 930,000 shares of Peoples First Common Stock to be issued to stockholders of First Kentucky upon effectiveness of the Merger.


    The Annual Meeting will be held for the purpose of voting upon the Merger Agreement and the related Plan and Agreement of Merger (hereafter referred to together as the "Merger Agreement") in addition to the election of two directors to First Kentucky's Board of Directors for three-year terms. Consummation of the Merger requires, among other things, the affirmative vote of the holders of at least a majority of the outstanding shares of First Kentucky Common Stock. Approval of an adjournment of the Annual Meeting will also be considered if there are not enough shares present in person or by proxy at the meeting to approve the Merger Agreement.

    THE BOARD OF DIRECTORS OF FIRST KENTUCKY RECOMMENDS APPROVAL OF THE MERGER AGREEMENT, APPROVAL OF AN ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES IF INSUFFICIENT SHARES ARE PRESENT TO APPROVE THE MERGER AGREEMENT, AND ELECTION OF THE INDIVIDUALS NOMINATED BY THE BOARD OF DIRECTORS FOR THREE-YEAR TERMS ON THE BOARD OF DIRECTORS.

    No person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus-Proxy Statement and, if given or made, such information or representations must not be relied upon.

    This Prospectus-Proxy Statement does not cover any resales of the Peoples First Common Stock to be received by First Kentucky stockholders upon consummation of the Merger, and no person is authorized to make any use of this Prospectus-Proxy Statement in connection with any such resale.

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
    EXCHANGE  COMMISSION NOR HAS THE COMMISSION  PASSED UPON THE ACCURACY OR
       ADEQUACY OF  THIS PROSPECTUS-PROXY  STATEMENT. ANY  REPRESENTATION
                          TO THE CONTRARY IS A CRIMINAL OFFENSE.


        THE DATE OF THIS PROSPECTUS-PROXY STATEMENT IS JANUARY 27, 1994.

                             AVAILABLE INFORMATION

    Peoples First is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the
Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's New York Regional Office, 7 World Trade Center, New York, New York 10048; and at the Commission's Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    Peoples First has filed with the Commission in Washington, D.C., a registration statement (together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities covered by this Prospectus-Proxy Statement. This Prospectus-Proxy Statement does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information, please refer to the Registration Statement, including the exhibits filed or incorporated as a part thereof. Copies of the Registration Statement can be inspected and copied at the offices of the Commission as set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission by Peoples First are incorporated herein by reference:

        (a) Annual Report of Peoples First on Form 10-K for the year ended December 31, 1992;

        (b) Quarterly Reports of Peoples First on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1993;


        (c) The  description of  Peoples  First Common  Stock contained  in  the
    Registration Statement of Peoples First on Form 8-A, filed with the Commission on April 29, 1988, and any amendments or reports filed thereafter for the purpose of updating such description;



        (d) Current Report of Peoples First on Form 8-K dated October 18, 1993, filed pursuant to Section 13 of the Exchange Act; and



        (e) Form 10-C of Peoples First filed with the Commission on January 18, 1994.


    All other reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in
(a) above and before the date of the Annual Meeting will be deemed to be incorporated by reference in this Prospectus-Proxy Statement and to be a part hereof.


    THIS PROSPECTUS-PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS) ARE AVAILABLE UPON REQUEST AT NO CHARGE FROM A. HOWARD ARANT, SECRETARY, PEOPLES FIRST CORPORATION, P.O. BOX 2200, PADUCAH, KENTUCKY 42002-2200, 502/441-1200. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY 18, 1994.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                            -----------
AVAILABLE INFORMATION.....................................................................................           2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................................................           2
SUMMARY...................................................................................................           5
SELECTED FINANCIAL INFORMATION............................................................................           9
COMPARATIVE PER SHARE DATA................................................................................          12
THE ANNUAL MEETING........................................................................................          13
  Voting..................................................................................................          13
  Revocation of Proxies...................................................................................          13
  Solicitation of Proxies.................................................................................          13
ELECTION OF DIRECTORS.....................................................................................          14
  Meetings and Committees of the First Kentucky Board.....................................................          16
  Directors' Compensation.................................................................................          16
  Executive Compensation..................................................................................          16
  Transactions with Management............................................................................          18
MERGER....................................................................................................          19
  General.................................................................................................          19
  Background for the Merger...............................................................................          19
  Reasons for the Merger..................................................................................          21
  Opinion of Financial Advisor............................................................................          21
  Description of the Merger...............................................................................          24
  Conditions for Consummation.............................................................................          25
  Termination.............................................................................................          25
  Accounting Treatment....................................................................................          26
  Interests of Certain Persons in the Merger..............................................................          26
  Effect on Employee Benefit Plans, Programs and Arrangements.............................................          27
  Option Agreement........................................................................................          28
  Federal Income Tax Consequences.........................................................................          29
  Appraisal Rights of Stockholders........................................................................          29
  Regulatory Approvals....................................................................................          32
  Conduct of Business Before the Merger...................................................................          32
  Distribution of Stock Certificates......................................................................          33
  Operations After the Merger.............................................................................          34
  Resale of Peoples First Common Stock....................................................................          34
PRO FORMA FINANCIAL STATEMENTS............................................................................          34
PEOPLES FIRST COMMON STOCK -- MARKET AND DIVIDEND INFORMATION.............................................          41
COMPARISON OF PEOPLES FIRST COMMON STOCK AND FIRST KENTUCKY COMMON STOCK..................................          41
  Authorized Shares.......................................................................................          42
  Voting..................................................................................................          42
  Board of Directors......................................................................................          42
  Indemnification.........................................................................................          43
  Limitation on Director Liability........................................................................          43
  Dividends...............................................................................................          44
  Special Meetings........................................................................................          44
  Assessment..............................................................................................          45
  No Preemptive Rights....................................................................................          45
  Transfer Agents.........................................................................................          45
  Certain Provisions That May Have an Anti-Takeover Effect................................................          45

                                                                                                               PAGE
                                                                                                            -----------
FIRST KENTUCKY BANCORP, INC...............................................................................          48
  First Kentucky Federal..................................................................................          48
  Lending Activities......................................................................................          49
  Investment Activities...................................................................................          62
  Deposit Activity and Other Sources of Funds.............................................................          64
  Subsidiary Activities...................................................................................          68
  Employees...............................................................................................          68
  Competition.............................................................................................          69
  Taxation................................................................................................          69
  Properties..............................................................................................          71
  Legal Proceedings.......................................................................................          71
FIRST KENTUCKY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......          72
  1993 Versus 1992........................................................................................          72
  1992 Versus 1991........................................................................................          77
  Impact of New Accounting Standards......................................................................          83
  Liquidity and Capital Resources.........................................................................          84
  Impact of Inflation and Changing Prices.................................................................          84
  Asset/Liability Management..............................................................................          85
PRINCIPAL STOCKHOLDERS OF FIRST KENTUCKY..................................................................          87
FIRST KENTUCKY COMMON STOCK PRICE RANGE AND DIVIDENDS.....................................................          88
ADJOURNMENT OF ANNUAL MEETING.............................................................................          88
SUPERVISION AND REGULATION OF FIRST KENTUCKY..............................................................          89
  Regulation of First Kentucky Federal....................................................................          89
  Regulation of First Kentucky............................................................................          97
LEGAL MATTERS.............................................................................................         100
EXPERTS...................................................................................................         100
OTHER BUSINESS............................................................................................         100
STOCKHOLDER PROPOSALS.....................................................................................         100
ANNUAL REPORT ON FORM 10-KSB..............................................................................         100
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY.................         101
APPENDICES
  A.  Merger Agreement and Plan of Reorganization
  B.  Plan and Agreement of Merger
  C.  Fairness Opinion of Capital Resources, Inc.
  D.  Provisions of Delaware Law Concerning the
       Rights of Dissenting Stockholders

                                    SUMMARY

    The following summary does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information contained in this Prospectus-Proxy Statement, the information incorporated by reference herein, the Appendices, and other documents referred to in any of them.

THE ANNUAL MEETING AND STOCKHOLDER VOTE REQUIRED


    The Annual Meeting will be held February 28, 1994, at 2:00 p.m., local time, at the Convention Center Inn, 2011 West Everly Brothers Boulevard, Central City, Kentucky. Only holders of record of First Kentucky Common Stock at the close of business on January 10, 1994 (the "Record Date"), are entitled to vote at the Annual Meeting. The purposes of the Annual Meeting are, among other things, (i) to elect two directors for three-year terms; (ii) to approve a Merger Agreement and Plan of Reorganization, dated as of October 15, 1993 among Peoples First, Subsidiary, First Kentucky and First Kentucky Federal and the related Plan and Agreement of Merger (hereafter referred to together as the "Merger Agreement") whereby First Kentucky will be merged with and into the Subsidiary (the "Merger") and each outstanding share of the common stock, $.01 par value per share of First Kentucky ("First Kentucky Common Stock"), will be converted into
2.27194 shares of the common stock, no par value per share, of Peoples First (the "Peoples First Common Stock"); (iii) to approve an adjournment of the Annual Meeting to a later date, if necessary, to solicit additional proxies if insufficient shares are present at the Annual Meeting to approve the Merger; and
(iv) to transact such other business as may properly come before the Annual Meeting.


    As of the Record Date, there were 409,342 shares of First Kentucky Common Stock outstanding and entitled to vote, held by approximately 370 stockholders, with each share entitled to one vote. The affirmative vote of the holders of a majority of the shares of First Kentucky Common Stock outstanding and entitled to vote is required to approve the Merger Agreement. The obligations of Peoples First and First Kentucky to consummate the Merger are further conditioned on there being no more than 9% of the shares dissenting from the Merger. See "Comparison of Peoples First Common Stock and First Kentucky Common Stock," and "Principal Stockholders and Management of First Kentucky."

    However, if the Merger is not consummated for any reason, the Board of Directors of First Kentucky expects to continue the business of First Kentucky as described under "First Kentucky Bancorp, Inc." Accordingly, First Kentucky stockholders are also being asked to elect directors of First Kentucky, each to serve until the Merger is consummated or, if the Merger is not consummated for any reason, for a term of three years and until their respective successors have been elected and qualified. The directors are elected by a plurality of the votes cast. See "Election of Directors."

PEOPLES FIRST CORPORATION

    Peoples First is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") pursuant to Section 5(a) of the Bank Holding Company Act of 1956, as amended (the "BHCA"), and has been in recent years one of the ten largest independent financial institutions headquartered in Kentucky. Peoples First conducts a complete range of commercial and personal banking activities in Western Kentucky through its wholly owned subsidiary banks: The Peoples First National Bank & Trust Company of Paducah ("Peoples First Bank") in McCracken County, Kentucky; Bank of Murray in Calloway County, Kentucky; The Salem Bank, Inc. in Livingston County, Kentucky; First National Bank of LaCenter in Ballard County, Kentucky; and First Liberty Bank of Calvert City in Marshall County, Kentucky.

    The following table provides certain information about the operation of Peoples First's five banking subsidiaries as of September 30, 1993 (in millions, except office data):

                                                          Year
Subsidiary                                              Acquired     Assets      Loans    Deposits    Offices
- -----------------------------------------------------  -----------  ---------  ---------  ---------  ---------
Peoples First National Bank..........................        1983   $   457.1  $   341.1  $   383.4      8
Bank of Murray.......................................        1992       257.3      139.5      214.4      3
The Salem Bank.......................................        1989        41.2       17.8       36.4      2
First National Bank of LaCenter......................        1987        36.3       21.3       30.1      1
First Liberty Bank...................................        1987        35.2       18.1       31.2      2

    The amounts above do not equal the corresponding amounts for Peoples First on a consolidated basis due to eliminating entries and parent company amounts. For a summary of financial information about Peoples First's operations on a consolidated basis, see "Selected Financial Information."

    Assuming consummation of the Merger, and based upon the pro forma financial statement data, accompanying assumptions and adjustments contained elsewhere herein, as of September 30, 1993, First Kentucky would represent approximately 17.5% of the combined total assets of Peoples First and First Kentucky, 18.8% of the combined total deposits of Peoples First and First Kentucky, 15.4% of the combined stockholders' equity of Peoples First and First Kentucky, and 18.2% of the combined net income of Peoples First and First Kentucky (based upon net income for the full year ended December 31, 1992). See "Pro Forma Financial Statements."

    Peoples First's principal executive offices are located at 100 South Fourth Street, Paducah, Kentucky 42001. Peoples First's telephone number is (502) 441-1200.

FIRST KENTUCKY

    First Kentucky is a Delaware corporation incorporated in January 1991 to become the holding company for First Kentucky Federal upon First Kentucky Federal's conversion from mutual to stock form. In June 1991, First Kentucky used the proceeds from its initial public offering to acquire all of the outstanding capital stock of First Kentucky Federal. First Kentucky Federal is primarily engaged in the business of attracting deposits from the general public and originating permanent and construction loans secured by residential properties in Kentucky. To a lesser extent, First Kentucky Federal originates consumer loans and home equity loans. First Kentucky Federal conducts its operations through its main office in Central City, Kentucky and five branch offices in Muhlenberg, Ohio, McLean and Butler Counties in Kentucky. First Kentucky is the largest financial institution headquartered in its market area of Central Kentucky. See "First Kentucky Bancorp, Inc."

    First Kentucky's principal executive offices are located at 214 North First Street, Central City, Kentucky 42330-0110. First Kentucky's telephone number is
(502) 754-1331.

THE PROPOSED TRANSACTION

    First Kentucky, First Kentucky Federal, Peoples First and Subsidiary entered into the Merger Agreement dated as of October 15, 1993. The Merger Agreement provides that, upon approval of stockholders of First Kentucky and the meeting of all other conditions contained in it, including regulatory approvals, First Kentucky would be merged into and with Subsidiary. Upon consummation of the Merger, Subsidiary will be the surviving corporation and First Kentucky will cease to exist. First Kentucky Federal will continue its existence but will become a wholly owned, second-tier subsidiary of Peoples First.


    If the Merger is consummated, First Kentucky stockholders who do not dissent from the Merger will have the right to receive, for each share of First Kentucky Common Stock, 2.27194 shares of Peoples First Common Stock (the "Merger Consideration"). No fractional shares of Peoples First Common Stock will be issued in the Merger, and cash will be paid in lieu of any fractional share. At January 14, 1994, the last reported sale price per share of Peoples First Common Stock was $27.00, and at that price the aggregate value of the Merger Consideration was $61.34 per share of First Kentucky Common Stock. See "Merger
- -- Description of the Merger."

RECOMMENDATION

    The First Kentucky Board has unanimously approved the Merger Agreement, believes that the proposed Merger is in the best interests of First Kentucky and its stockholders, and unanimously recommends that First Kentucky's stockholders vote FOR approval of the Merger Agreement. In making its recommendation, the First Kentucky Board has considered, among other things, the opinion of Capital Resources Group, Inc. ("Capital Resources") that the consideration to be received by First Kentucky's stockholders in the Merger is fair to First Kentucky's stockholders from a financial point of view. See "The Merger -- Opinion of Financial Advisor."


    The individual members of the First Kentucky Board have also agreed (unless inconsistent with their fiduciary duties) to vote for the Merger, subject to each member's review of the Prospectus-Proxy Statement. As of December 31, 1993, the members of the First Kentucky Board owned a total of 109,862 shares of First Kentucky Common Stock entitled to vote at the Annual Meeting, which constitutes 26.8% of the shares of First Kentucky Common Stock entitled to vote at the Annual Meeting. If the members of the First Kentucky Board vote their shares for the Merger, the affirmative vote of 94,810 additional shares or 23.2% of the First Kentucky Common Stock would be required to approve the Merger.


OPINION OF FINANCIAL ADVISOR


    Capital Resources Group, Inc., a financial consulting firm, was engaged to advise the First Kentucky Board as to the fairness of the Merger Consideration to First Kentucky stockholders from a financial point of view. By letter dated October 15, 1993, and updated as of January 27, 1994, Capital Resources rendered its opinion that the Merger Consideration is fair to First Kentucky stockholders from a financial point of view. Receipt of the opinion is a condition to consummation of the Merger, as is that the opinion not be withdrawn prior to the vote of First Kentucky stockholders on the Merger. See "Merger -- Opinion of
Financial Advisor." A copy of the updated opinion of Capital Resources is attached as Appendix C to this Prospectus-Proxy Statement.


REGULATORY APPROVAL


    The Merger must be approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Office of Thrift Supervision ("OTS"). Peoples First has filed applications for approval of the Merger with both the Federal Reserve Board and the OTS. On January 4, 1994, the Federal Reserve Board approved the Merger. See "Merger -- Regulatory Approvals."


CONDITIONS TO THE MERGER

    Consummation of the Merger is subject to the satisfaction or waiver of certain conditions in addition to the approval of First Kentucky stockholders, regulatory approvals and the receipt of the opinion of the Financial Advisor. See "The Merger -- Conditions for Consummation."

TERMINATION

    The Merger Agreement is subject to termination by mutual consent of the parties or, in the case of certain defaults, by notice of termination given by the party not in default. In addition, the Merger Agreement may be terminated by either party if, without the fault of the terminating party, the Merger has not been consummated by August 31, 1994. See "The Merger -- Termination."

INTERESTS OF CERTAIN PERSONS IN THE MERGER AND EFFECT OF MERGER ON EMPLOYEES AND BENEFIT PLANS

    Upon consummation of the Merger, the existing employment agreements of Dennis W. Kirtley and David R. Morrison will be amended and restated to provide for their continued employment with First Kentucky Federal for a period of three years from the effective date of the Merger. In addition, the Board of Directors of Peoples First will be increased by two members and Dennis W. Kirtley and one other member of the First Kentucky Federal Board mutually agreeable to First Kentucky and Peoples First will be appointed to the new positions on the Peoples First Board of Directors. See "The Merger -- Interest of Certain Persons in the Merger." The Merger Agreement further provides that certain First Kentucky employee benefit plans be continued or that comparable benefits be provided under Peoples First plans. See "The Merger -- Effect on Employee Benefit Plans, Programs and Arrangements."

TAX CONSEQUENCES

    First Kentucky and Peoples First have received an opinion of tax counsel, Brown, Todd & Heyburn, concerning certain federal income tax effects of the Merger. First Kentucky stockholders who receive cash in lieu of fractional shares of Peoples First Common Stock or who dissent and receive cash in exchange for their First Kentucky Common Stock may recognize capital gain or loss as a result of the transaction, provided that certain conditions more fully described hereafter are met. See "Merger -- Federal Income Tax Consequences."

RIGHTS OF DISSENTING STOCKHOLDERS

    If the Merger Agreement and related Plan of Merger are approved and the Merger is consummated, each stockholder of First Kentucky who dissents from the Merger will have the right to be paid the "fair value" of his or her First Kentucky shares in cash provided that the stockholder complies with Section 262 of the Delaware General Corporation Law ("DGCL"). See "Merger -- Appraisal Rights of Stockholders" and Appendix D. The obligation of Peoples First to effect the Merger is subject to the condition that the holders of no more than 9% of the total number of outstanding shares of First Kentucky Common Stock shall have perfected dissenters' appraisal rights.

OPTION AGREEMENT


    Peoples First and First Kentucky have also entered into a separate agreement (the "Option Agreement") granting Peoples First an exclusive option to purchase 21,500 shares of First Kentucky Common Stock (or 4.99% of the outstanding shares after issuance) for $42.03 per share upon the occurrence of certain "Purchase Events," as defined in the Option Agreement. The Option Agreement characterizes any filing by First Kentucky of any application or notice with any governmental body proposing that First Kentucky engage in any sale of First Kentucky Federal to any third party as a "Purchase Event." See "Merger -- Option Agreement."


CHANGES IN RIGHTS OF STOCKHOLDERS


    The rights of holders of First Kentucky Common Stock differ in certain respects from the rights of holders of Peoples First Common Stock. In addition, both Peoples First's articles of incorporation and First Kentucky's certificate of incorporation contain provisions intended to deter takeover initiatives that the board of directors of Peoples First or First Kentucky, as the case may be, determine not to be in the best interest of the institution or its shareholders. See "Comparison of Peoples First Common Stock and First Kentucky Common Stock."


    In accordance with the articles of incorporation of Peoples First and the certificate of incorporation of First Kentucky, any action taken as a director of Peoples First or First Kentucky, as the case may be, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief except in certain circumstances.

DISTRIBUTION OF STOCK CERTIFICATES


    As soon as reasonably practicable after the effective date of the Merger (the "Effective Time"), but in any event not more than five business days after the Effective Time, Peoples First Bank, as Exchange Agent, must mail a letter of transmittal and instructions for exchanging certificates to each holder of record of certificates of First Kentucky Common Stock. Each holder who properly delivers his or her First Kentucky Common Stock certificates and a completed transmittal letter to Peoples First Bank will be entitled to receive whole shares of Peoples First Common Stock at a ratio of 2.27194 shares of Peoples First Common Stock for every share of First Kentucky Common Stock and cash in lieu of any fractional share interest. See "The Merger -- Distribution of Stock Certificates." PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

                         SELECTED FINANCIAL INFORMATION
                   PEOPLES FIRST CORPORATION AND SUBSIDIARIES


    The following selected financial information is qualified in its entirety by the detailed financial information contained herein or incorporated by reference. The results for the nine months ended September 30, 1993 and 1992 are unaudited, but, in the opinion of management of Peoples First, fairly represent the financial condition and results of operations for such periods. The results of operations for the nine months ended September 30, 1993 are not necessarily indicative of the results which may be expected for the full year. Per share amounts have been adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend on January 4, 1994.


                             SUMMARY OF OPERATIONS

                                                                                            For the Nine Months
                                                                                            Ended September 30,
                                                                                          ------------------------
                                                                                             1993         1992
                                                                                          -----------  -----------
                                                                                           (Dollars in thousands,
                                                                                              except per share
                                                                                                  amounts)
Net interest income.....................................................................  $    24,134  $    19,521
Provision for loan losses...............................................................        1,745        2,023
                                                                                          -----------  -----------
Net interest income after provision for loan losses.....................................       22,389       17,498
Noninterest income......................................................................        3,857        3,695
Noninterest expense.....................................................................       16,692       13,814
                                                                                          -----------  -----------
Income before income tax expense........................................................        9,554        7,379
Income tax expense......................................................................        2,497        1,732
                                                                                          -----------  -----------
Net income..............................................................................  $     7,057  $     5,647
                                                                                          -----------  -----------
                                                                                          -----------  -----------
PER COMMON SHARE
  Net income............................................................................  $      1.11  $      0.99
  Cash dividends declared...............................................................        0.295        0.265
  Book value, end of period.............................................................        12.29        11.17
SELECTED AVERAGE BALANCES
  Total assets..........................................................................  $   806,529  $   670,879
  Loans.................................................................................      503,673      407,036
  Investment securities.................................................................      247,569      214,303
  Deposits..............................................................................      683,592      574,528
  Shareholders' equity..................................................................       72,352       58,101
SELECTED PERIOD END BALANCES
  Total assets..........................................................................  $   825,593  $   787,702
  Loans.................................................................................      537,922      474,009
  Investment securities.................................................................      237,359      259,209
  Deposits..............................................................................      694,955      669,718
  Shareholders' equity..................................................................       75,534       68,156
RATIOS
  Return on average assets..............................................................         1.17%        1.12%
  Return on average equity..............................................................        13.04        12.98
  Tax equivalent net interest margin....................................................         4.54         4.40
  Allowance for loan losses to loans....................................................         1.64         1.44
  Provision for loan losses to average loans............................................         0.46         0.66
  Net charge-offs to average loans......................................................         0.05         0.70
  Tier 1 risk-adjusted capital..........................................................        11.81        11.50
  Total risk-adjusted capital...........................................................        13.06        12.75

                         SELECTED FINANCIAL INFORMATION
                   PEOPLES FIRST CORPORATION AND SUBSIDIARIES


    The following selected financial information is qualified in its entirety by the detailed financial information contained herein or incorporated by reference. Per share amounts have been adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend on January 4, 1994.


                             SUMMARY OF OPERATIONS

                                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------
                                                          1992         1991         1990         1989         1988
                                                       -----------  -----------  -----------  -----------  -----------
                                                                           (DOLLARS IN THOUSANDS,
                                                                          EXCEPT PER SHARE AMOUNTS)
Net interest income..................................  $    27,213  $    20,133  $    17,627  $    15,363  $    12,517
Provision for loan losses............................        2,773        2,074        1,777        1,873        1,591
                                                       -----------  -----------  -----------  -----------  -----------
Net interest income after provision for loan
 losses..............................................       24,440       18,059       15,850       13,490       10,926
Noninterest income...................................        5,078        3,400        3,426        3,086        2,402
Noninterest expense..................................       19,425       13,136       11,724       10,415        9,165
                                                       -----------  -----------  -----------  -----------  -----------
Income before income tax expense.....................       10,093        8,323        7,552        6,161        4,163
Income tax expense...................................        2,524        1,956        1,765        1,443          859
                                                       -----------  -----------  -----------  -----------  -----------
Net income...........................................  $     7,569  $     6,367  $     5,787  $     4,718  $     3,304
                                                       -----------  -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------  -----------
PER COMMON SHARE
  Net income.........................................  $      1.30  $      1.30  $      1.20  $      1.07  $      0.78
  Cash dividends declared............................         0.36         0.31         0.25         0.19         0.15
  Book value, end of period..........................        11.41         9.38         8.36         7.38         6.44
SELECTED AVERAGE BALANCES
  Total assets.......................................  $   701,933  $   501,225  $   460,662  $   393,722  $   354,980
  Loans..............................................      423,972      324,841      299,524      264,450      237,078
  Investment securities..............................      225,074      145,948      130,774       98,268       91,209
  Deposits...........................................      600,299      448,597      418,151      357,932      323,640
  Shareholders' equity...............................       60,211       42,155       37,254       30,361       25,676
SELECTED PERIOD END BALANCES
  Total assets.......................................  $   802,150  $   532,588  $   491,221  $   441,586  $   369,786
  Loans..............................................      482,132      335,353      313,391      285,724      237,078
  Investment securities..............................      253,482      155,482      135,516      120,810       94,009
  Deposits...........................................      694,653      459,038      446,497      401,632      337,002
  Shareholders' equity...............................       69,755       45,075       39,774       34,829       27,157
RATIOS
  Return on average assets...........................         1.08%        1.27%        1.26%        1.20%        0.93%
  Return on average equity...........................        12.57        15.10        15.53        15.54        12.87
  Tax equivalent net interest margin.................         4.40         4.53         4.33         4.42         4.02
  Allowance for loan losses to loans.................         1.51         1.62         1.64         1.67         1.60
  Provision for loan losses to average loans.........         0.65         0.64         0.59         0.71         0.67
  Net charge-offs to average loans...................         0.57         0.55         0.47         0.51         0.28
  Tier 1 risk-adjusted capital.......................        11.50        12.45        11.62        11.29          n/a
  Total risk-adjusted capital........................        12.75        13.70        12.84        12.54          n/a

                         SELECTED FINANCIAL INFORMATION
                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

    The following selected financial information is qualified in its entirety by the more detailed financial information contained elsewhere herein.

                                                              1993        1992        1991        1990        1989
                                                           ----------  ----------  ----------  ----------  ----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT SEPTEMBER 30,
  Total assets...........................................  $  175,681  $  178,035  $  175,756  $  167,928  $  163,041
  Loans receivable, net..................................      78,233      81,688      98,059     107,302     109,698
  Cash and investment securities (1).....................      24,316      33,885      45,618      51,243      42,602
  Mortgage-backed securities.............................      69,748      58,114      27,406       4,589       5,785
  Customer deposits......................................     161,375     165,424     164,469     160,784     156,374
  Stockholders' equity (2)...............................      13,751      11,842      10,205       6,581       5,966
OPERATIONS DATA FOR YEAR ENDED SEPTEMBER 30,
  Interest income........................................  $   12,271  $   14,128  $   14,941  $   14,828  $   14,787
  Interest on customer deposits..........................       6,684       9,092      11,009      11,303      11,448
                                                           ----------  ----------  ----------  ----------  ----------
  Net interest income before provisions for loan
   losses................................................       5,587       5,036       3,932       3,525       3,339
  Provision for loan losses..............................         122         253         264          87         167
                                                           ----------  ----------  ----------  ----------  ----------
  Net interest income after provision for loan losses....       5,465       4,783       3,668       3,438       3,172
  Other income (3).......................................         449         641         492         491         918
  Other expenses.........................................       3,322       3,228       3,000       2,980       2,689
                                                           ----------  ----------  ----------  ----------  ----------
  Income before income taxes.............................       2,592       2,196       1,160         949       1,401
  Income taxes...........................................         836         745         433         334         414
                                                           ----------  ----------  ----------  ----------  ----------
  Net income.............................................  $    1,756  $    1,451  $      727  $      615  $      987
                                                           ----------  ----------  ----------  ----------  ----------
                                                           ----------  ----------  ----------  ----------  ----------
  Net income per share (4)...............................  $     4.56  $     4.00  $      .58  $      n/a  $      n/a
                                                           ----------  ----------  ----------  ----------  ----------
                                                           ----------  ----------  ----------  ----------  ----------
OTHER DATA AS OF AND FOR YEAR ENDED SEPTEMBER 30,
  Average interest rate spread...........................        3.11%       2.81%       2.34%       2.25%       2.16%
  Net yield on average interest-earning assets...........        3.28%       2.95%       2.41%       2.22%       2.09%
  Return on assets.......................................        0.99%       0.81%       0.46%       0.37%       0.59%
  Return on equity (5)...................................       13.80%      13.24%       9.59%       9.66%      17.54%
  Equity to assets (5)...................................        7.18%       6.13%       4.84%       3.83%       3.35%
  Dividend payout ratio..................................       16.45%        n/a         n/a         n/a         n/a
  Book value per share...................................  $    33.59  $    31.74  $    28.17         n/a         n/a
  Number of (at end of period)
    Real estate loans outstanding (6)....................       2,252       2,386       2,660       2,836       2,912
    Customer deposit accounts............................      20,846      21,825      22,278      22,715      23,118
    Full service offices.................................           6           6           6           6           6

- --------------------------
(1) Includes cash on hand, cash in other depository institutions, and investment in FHLB stock.
(2)   Represents retained earnings only prior to fiscal year 1991.
(3) Other income for the year ended September 30, 1992 includes $13,036 gain on sale of investments.
(4) For fiscal year 1991, net income per share was computed from the date of conversion, June 18, 1991 through September 30, 1991.
(5) Average stockholders' equity reflects retained earnings only until the date of conversion, June 18, 1991; the proceeds of which were $3.1 million.
(6)   Does not include home improvement and home equity loans.

                           COMPARATIVE PER SHARE DATA


    The following table sets forth, at the dates and for the periods indicated, selected historical per share data of Peoples First and First Kentucky and corresponding pro forma per share amounts for Peoples First after giving effect to the Merger. The table also sets forth the pro forma equivalents for one share of First Kentucky Common Stock, giving effect to the Merger. The data presented is based upon the historical financial statements and related notes of Peoples First and First Kentucky and the unaudited pro forma combined condensed financial statements and related notes included elsewhere herein and should be read in conjunction therewith. Per share amounts for Peoples First have been adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend on January 4, 1994.


                                                                      PEOPLES FIRST             FIRST KENTUCKY
                                                                -------------------------  ------------------------
                                                                              PRO FORMA                  PRO FORMA
                                                                HISTORICAL  COMBINED (1)    HISTORICAL   EQUIVALENT
                                                                ----------  -------------  ------------  ----------
Book value per share at:
  September 30, 1993..........................................   $  12.29     $   12.62    $   33.59      $  28.67
  December 31, 1992...........................................      11.41         11.61        32.14         26.38
Cash dividends declared per share for:
  Nine months ended September 30, 1993........................      0.295         0.295         0.00          0.67
  Yr. end Dec. 31, 1992.......................................      0.360         0.360         0.75          0.82
  Yr. end Dec. 31, 1991.......................................      0.310         0.310         0.00          0.70
  Yr. end Dec. 31, 1990.......................................      0.250         0.250             (2)       0.57
Net income per share for:
  Nine months ended September 30, 1993........................       1.11          1.15         3.43          2.61
  Yr. end Dec. 31, 1992.......................................       1.30          1.31         4.60(3)       2.98
  Yr. end Dec. 31, 1991.......................................       1.30          1.22         1.21(3)       2.77
  Yr. end Dec. 31, 1990.......................................       1.20          1.11             (2)       2.52
Mkt. Value as of Oct. 15, 1993, the date preceding public
 announcement of the Merger...................................   $  20.00                      19.00(4)      45.44
Total Merger Consideration as of January 14, 1994.............                                            $  61.34

- ------------------------
(1) Data developed using an exchange ratio of 2.27194. See "Merger -- Description of the Merger."
(2) Not applicable because First Kentucky did not issue any shares until June 18, 1991.
(3) Net income per share for fiscal year 1992 is computed on the basis of the weighted average number of shares outstanding. Common stock equivalents have not been used in computing net income per share because their effect is not material. Net income per share of common stock from the date of conversion, June 18 to September 30, 1991, is computed by dividing net income for the period by 362,250 shares, the number of shares of common stock issued and outstanding for the period.
    Pro forma net income per share of common stock is $2.40 per share for the year ended September 30, 1991 and has been calculated as if the 362,250 common shares were issued on October 1, 1990. Pro forma net income has been adjusted to reflect investment of the stock proceeds for the period October 1, 1990 through June 17, 1991 at 6.03% (First Kentucky Federal's weighted average interest rate on interest-earning assets for 1991, net of tax).
(4) Trading in First Kentucky Common Stock is very limited. See "First Kentucky Common Stock Price Range and Dividends."

                               THE ANNUAL MEETING


    The proxy card accompanying this Prospectus-Proxy Statement is solicited by and on behalf of the Board of Directors of First Kentucky (the "First Kentucky Board") for use at the Annual Meeting of Stockholders to be held on February 28, 1994, at 2:00 p.m. local time, or at any postponement or adjournment thereof (the "Annual Meeting"). The Annual Meeting has been called for the purpose of considering and voting upon: (1) the election of two directors of First Kentucky to serve for three-year terms; (2) approval of the Merger Agreement; (3) approval of an adjournment of the Annual Meeting to a later date, if necessary, to solicit additional proxies if insufficient shares are present in person or by proxy at the Annual Meeting to approve the Merger; and (4) transacting such other business as may properly come before the Annual Meeting. The accompanying Notice of Annual Meeting and proxy card and this Prospectus-Proxy Statement are first being mailed to stockholders of First Kentucky on or about January 27, 1994.


VOTING

    The shares of First Kentucky Common Stock represented by properly executed proxies received prior to the closing of the polls at the Annual Meeting will be voted as directed by the stockholders, unless revoked as described below. Under Delaware law, proxies marked as abstentions are not counted as votes cast. In addition, shares held in street name that have been designated by brokers on proxy cards as not voted will not be counted as votes cast. If no instructions are given, shares represented by executed but unmarked proxies will be voted FOR approval of the Merger Agreement, FOR approval of an adjournment to solicit additional proxies if insufficient shares are present in person or by proxy at the Annual Meeting to approve the Merger, and FOR election of the individuals nominated by the First Kentucky Board for three-year terms as directors. If any other matter is brought before the Annual Meeting, shares represented by proxies will be voted by the persons named as proxies therein as directed by a majority of the First Kentucky Board.

REVOCATION OF PROXIES

    Stockholders who execute proxies in the form solicited hereby will retain the right to revoke their proxies at any time before the closing of the polls at the Annual Meeting. A stockholder may, however, revoke a proxy by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of First Kentucky at First Kentucky's main office address at any time before the Annual Meeting. Stockholders may also revoke proxies by delivering a duly executed proxy bearing a later date to the Inspector of Election at the Annual Meeting before the closing of the polls or by attending the Annual Meeting and voting in person. The presence of a stockholder at the Annual Meeting will not automatically revoke the stockholder's proxy.

    The shareholders of Peoples First are not required by law to approve the Merger, and the Merger Agreement will not be submitted to a vote for approval by them. Peoples First owns 100% of the outstanding shares of the common stock of Subsidiary and has agreed to approve the Merger Agreement, subject to the terms and conditions of the Merger Agreement.

SOLICITATION OF PROXIES

    The cost of soliciting proxies for the Annual Meeting will be borne by First Kentucky, except that First Kentucky and Peoples First will each bear equally the costs of printing and mailing the Prospectus-Proxy Statement. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and other employees of First Kentucky, who will not be specially compensated for their solicitation activities. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and First Kentucky will reimburse such persons for their reasonable expenses incurred in that condition.

    No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus-Proxy Statement and, if given or made, such information or representation should not be relied upon as having been authorized by First Kentucky, Peoples

First, or any other person. The delivery of this Prospectus-Proxy Statement does not, under any circumstances, imply that there has been no change in the affairs of First Kentucky or Peoples First since the date of this Prospectus-Proxy Statement.

                                   PROPOSAL I
                             ELECTION OF DIRECTORS

    The First Kentucky Board currently consists of eight members. First Kentucky's Certificate of Incorporation requires that directors be divided into three classes, as nearly equal in number as possible. Members of each class serve for a term of three years and until their successors are elected and qualified, with approximately one-third of the directors elected each year. The First Kentucky Board has nominated for election as directors Gathiel D. Baker and Dennis W. Kirtley, each of whom is currently a member of the Board, to serve for three years and until their successors are elected and qualified. Directors are elected by a plurality of the votes cast.

    It is intended that the shares represented by proxies solicited by the First Kentucky Board will be voted for the election of the named nominees. If any nominee is unable to serve, the shares represented by all properly executed proxies that have not been revoked will be voted for the election of any substitute the First Kentucky Board may recommend, or the size of the Board may be reduced to eliminate the vacancy. At this time, the Board knows of no reason why any nominee might be unavailable to serve.

    The following table sets forth for each nominee and each continuing director, his name, age as of the Record Date, the year he first became a director of First Kentucky's principal subsidiary, First Kentucky Federal, the expiration of his current term as a director of First Kentucky, and the number and percentage of shares of the First Kentucky Common Stock beneficially owned. Each person listed below was initially appointed as a director in 1991 in connection with the incorporation and organization of First Kentucky. Each director of First Kentucky is also a member of the board of directors of First Kentucky Federal.

                                       YEAR FIRST                    SHARES OF
                                         ELECTED        CURRENT     COMMON STOCK
                                       DIRECTOR OF       TERM       BENEFICIALLY     PERCENT
                                     FIRST KENTUCKY       TO          OWNED AT         OF
         NAME               AGE          FEDERAL        EXPIRE     RECORD DATE(1)     CLASS
- ----------------------      ---      ---------------  -----------  --------------  -----------
                          BOARD NOMINEES FOR TERMS TO EXPIRE IN 1997
Gathiel D. Baker                68           1963           1994        15,750(2)        3.85%
Dennis W. Kirtley               50           1983           1994        34,161(3)        8.35

                                DIRECTORS CONTINUING IN OFFICE
Glen Berryman                   56           1982           1995         3,242(4)        0.79
C.A. Williams                   68           1982           1995         5,528(5)        1.35
Larry Young                     51           1983           1995        11,000(6)        2.69
David R. Morrison               50           1986           1996        20,181(7)        4.93
Charles H. Shaver               77           1965           1996        10,000(8)        2.44
P.A. Shaver, Jr.                82           1980           1996        10,000(9)        2.44

- ------------------------
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Common Stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the Record Date. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of the Common Stock.

(2)   Includes  6,300  shares held  in individual  retirement account  and 9,450 shares held by wife. Does not include 16,398 shares beneficially owned  by adult  members  of  Mr.  Baker's family  over  which  shares  he disclaims beneficial ownership. Does not include 20,286 unallocated shares of  First
      Kentucky  Common Stock held by the ESOP the voting of which is directed by the ESOP Trustees who consist of Messrs. Baker, Berryman and Williams.
(3)   Includes 3,000 shares held in individual retirement account and 500 shares
      held  in  wife's  individual  retirement  account.  Includes  496   shares
      allocated to Mr. Kirtley's accounts in the ESOP the voting of which shares he  has the  power to direct.  Does not  include 200 shares  held by adult children over which shares Mr. Kirtley disclaims beneficial ownership.
(4)   Includes 2,515  shares held  in individual  retirement account.  Does  not include  20,286 unallocated shares of First  Kentucky Common Stock held by the ESOP the voting of which is directed by the ESOP Trustees who  consist of Messrs. Baker, Berryman and Williams.
(5)   Includes 2,917 shares held in individual retirement account and 473 shares held  in  wife's individual  retirement account.  Does not  include 20,286 unallocated shares of  First Kentucky Common  Stock held by  the ESOP  the voting  of which is directed  by the ESOP Trustees  who consist of Messrs.
      Baker, Berryman and Williams.
(6)   Includes 3,140  shares held  in individual  retirement account  and  3,141 shares held in wife's individual retirement account.
(7)   Includes  2,170 shares held in individual retirement account. Includes 368 shares allocated to his account in the ESOP the voting of which shares  he
      has   the  power  to  direct.  Does  not  include  2,000  shares  held  by
      mother-in-law  over  which  shares   Mr.  Morrison  disclaims   beneficial
      ownership.
(8)   Does  not include 17,000 shares held by  adult siblings of Mr. Shaver over which shares he disclaims beneficial ownership.
(9)   Does not include  5,000 shares held  by an  adult son of  Mr. Shaver  over which shares he disclaims beneficial ownership.

    The principal occupation of each director of First Kentucky for the last five years is set forth below.

    Gathiel D. Baker is President of Tri-City Auto Parts with which he has been associated for thirty-five years. He has served as a Director of First Kentucky Federal since 1963.

    Glen Berryman has been an insurance agent with Tichenor Insurance Agency, Inc., Hartford, Kentucky, since 1969. He is a member of the Ohio County Industrial Foundation and the Ohio County Lions Club.

    Dennis W. Kirtley began his career in the thrift industry in 1969 as Chief Executive Officer of First Federal Savings and Loan Association of Livermore. In 1977 he was appointed President -- Chief Executive Officer of Ohio County Federal Savings and Loan Association and assumed his present position of President -- Chief Executive Officer of First Kentucky Federal in 1983. Mr.
Kirtley is the past President of the Central City Lions Club and a past President of the Central City-Muhlenberg County and Livermore-McLean County Chambers of Commerce. He is a Director and the Treasurer of the Everly Brothers-Central City, Kentucky Music Festival and a Director and past President of the Muhlenberg County Industrial Development Corporation.

    David  R. Morrison joined First Kentucky Federal as Executive Vice President
- -- Chief Financial Officer in 1983, bringing with him eight years of savings and loan experience. Mr. Morrison is a certified public accountant, a member of the Central City Rotary Club, the Muhlenberg County Labor Management Council, and is actively involved in numerous other civic affairs.

    Charles H. Shaver is a retired insurance executive. He has served as Director of First Kentucky Federal for the past 26 years.

    P. A. Shaver, Jr. is a retired banker. Mr. Shaver was elected as a Director of First Kentucky
Federal in 1980. He is active in the Central City Rotary Club.

    C. A. Williams is currently retired. He was formerly part-owner of Lester Motors, Inc., an automobile dealership in Central City and Greenville, Kentucky.

    Larry Young is operator of Beechmont Pharmacy, Beechmont, Kentucky and Greenville Pharmacy in Greenville, Kentucky. He recently served as Chairman of the City of Greenville Birthday Celebration Committee.

MEETINGS AND COMMITTEES OF THE FIRST KENTUCKY BOARD

    The First Kentucky Board conducts its business through meetings of the Board and of its committees. During the year ended September 30, 1993, the First Kentucky Board held six meetings. No director attended fewer than 75% of the total aggregate meetings of the First Kentucky Board and committees on which such Board member served during this period.

    The full First Kentucky Board acts as a nominating committee for the annual selection of its nominees for election as directors. While the First Kentucky Board will consider nominees recommended by stockholders, it has not actively solicited recommendations from First Kentucky's stockholders for nominees nor, subject to the procedural requirements set forth in First Kentucky's Certificate of Incorporation and Bylaws, established any procedures for this purpose. The First Kentucky Board met once in its capacity as the nominating committee during the fiscal year ended September 30, 1993.

    First Kentucky has a standing Stock Option and Management Recognition Plan committee, but has not established a compensation committee. Presently the functions of the compensation committee are carried out by similar committees of First Kentucky Federal's Board of Directors.

    First Kentucky Federal's Audit Committee consists of Directors Charles H. Shaver and Gathiel D. Baker. This committee meets as needed with First Kentucky Federal's internal and independent auditors to review First Kentucky Federal's accounting and financial reporting policies and practices. The Audit Committee met twelve times during the year ended September 30, 1993.

    First Kentucky does not have a standing audit committee. First Kentucky Federal's Finance Committee, consisting of Directors Gathiel D. Baker, Glen Berryman, Dennis W. Kirtley and C. A. Williams, reviews personnel and compensation policy and makes recommendations to the full First Kentucky Board. The Finance Committee met once during the 1993 fiscal year.

DIRECTORS' COMPENSATION

    Members of the Board of Directors and committees of the Board of Directors of First Kentucky do not receive separate compensation in their capacities as such. Each member of the Board of Directors of First Kentucky Federal receives an annual retainer of $10,200. In addition, P. A. Shaver, Jr. receives an additional fee of $3,600 for his service as a permanent member of the Loan Committee.

    First Kentucky Federal has entered into deferred compensation agreements with two of its directors, and purchased whole life insurance contracts to provide for the terms of the agreements. The agreements provide for (1) payments for twenty years upon retirement, not to exceed the cash surrender value of First Kentucky Federal's insurance contracts, or (2) a lump sum equal to the death benefit payable to First Kentucky Federal under the whole life insurance contracts upon the death of the director. First Kentucky Federal intends to make accruals over the period of active service to provide for these agreements.

EXECUTIVE COMPENSATION

    The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer of First Kentucky for services rendered in all capacities to First Kentucky and its subsidiaries.

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION
                                       ------------------------------------------------
                                                                          OTHER ANNUAL       ALL OTHER
     NAME AND PRINCIPAL POSITION         YEAR       SALARY       BONUS    COMPENSATION   COMPENSATION (1)
- -------------------------------------  ---------  -----------  ---------  -------------  -----------------
Dennis W. Kirtley                           1993  $   100,598  $   9,132   $    57,748       $   3,018
 President and Chief Executive              1992       97,052      9,132        10,200
 Officer                                    1991       94,558      9,000         9,600

- ------------------------
(1) All other compensation  includes contributions of  $3,018 to First  Kentucky
    Federal's 401(k) plan on behalf of Mr. Kirtley to match one-half of six percent of fiscal 1993 pre-tax elective deferred contributions included under the "salary" column made by him to that plan.

    The following table sets forth information concerning the exercise of options and stock appreciation rights ("SARs") by the Chief Executive Officer during the last fiscal year, as well as the value of such options and SARs held by him at the end of the fiscal year.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR,
                      AND FISCAL YEAR-END OPTION/SAR VALUE

                                                                  NUMBER OF
                                                            SECURITIES UNDERLYING
                                                                 UNEXERCISED              VALUE OF UNEXERCISED
                                                           OPTIONS/SARS AT FISCAL       IN-THE-MONEY OPTIONS/SARS
                       SHARES ACQUIRED   VALUE REALIZED     YEAR-END EXERCISABLE/          AT FISCAL YEAR-END
        NAME             ON EXERCISE          (1)               UNEXERCISABLE         EXERCISABLE/UNEXERCISABLE (1)
- ---------------------  ---------------  ----------------  -------------------------  -------------------------------
Dennis W. Kirtley            21,010       $    157,575                   --                            --

- ------------------------
(1) Difference between fair market value of underlying securities at exercise or fiscal year-end and the exercise or base price.

    EMPLOYMENT AGREEMENTS. First Kentucky Federal has entered into employment agreements with Dennis W. Kirtley, President and Chief Executive Officer, and David R. Morrison, Executive Vice-President. The employment agreements commenced on the date of completion of First Kentucky Federal's conversion to a federal stock savings bank for a term of three years, with annual base salaries of $95,000 and $70,000, respectively. The agreements provide for a salary review by the First Kentucky Board not less often than annually, as well as inclusion in any discretionary bonus plans, retirement and medical plans, customary fringe benefits and vacation and sick leave. Each agreement will be terminated upon death, and is terminable by First Kentucky Federal for "just cause" as defined in the agreements. In the event of termination for just cause, no severance benefits are available. If First Kentucky Federal terminates or demotes one of these employees without just cause, the employee will be entitled to a continuation of his salary from the date of termination through the remaining term of the agreement plus an additional 12-month period, but in no event in excess of three years salary and the cost of obtaining all health, life and disability benefits which the employee would have been eligible to participate in for a period of one year from the date of termination. Each employee is able to voluntarily terminate his agreement by providing 60 days' written notice to the First Kentucky Board, in which case the employee is entitled to receive only his compensation, vested rights, and benefits up to the date of termination.

    The employment agreements provide that in the event of the voluntary or involuntary termination of employment in connection with, or within one year after, any change in control of First Kentucky Federal or First Kentucky, the employee will be paid within 30 days of such termination a sum equal to 2.99 times the average annual compensation he received during the five-year period immediately prior to the date of change in control. "Control" generally refers to the acquisition by any person or entity of the ownership or power to vote more than 25% of First Kentucky Federal's or First

Kentucky's voting stock, or the control of the election of a majority of First Kentucky Federal's directors or the exercise of a controlling influence over the management or policies of First Kentucky Federal or First Kentucky. The employment agreements also provide for a similar lump sum payment to be made to Mr. Kirtley or Mr. Morrison in the event of his voluntary termination of employment upon the occurrence, or within 90 days thereafter, of certain specified events following any change in control, whether approved by First Kentucky Board or otherwise which have been consented to in writing by the employee including (i) requiring the employee to move his personal residence or perform his principal executive functions more than 35 miles from First Kentucky Federal's current primary office, (ii) requiring the employee to report to a person or persons other than the Board of Directors or President, respectively, of First Kentucky Federal, (iii) the failure to maintain existing employee benefit plans, including material vacation, fringe benefits, stock option and retirement plans, (iv) assigning duties and responsibilities to the employee other than those normally associated with his position with First Kentucky, (v) a material diminution of his authority and responsibility, and (vi) in the case of Mr. Kirtley, failure to be re-elected to the Board of Directors. The aggregate payments that would be made to Messrs. Kirtley and Morrison assuming the termination of employment under the foregoing circumstances at September 30, 1993 would have been approximately $284,683 and $210,584, respectively. In no event, however, will payments be made after termination if First Kentucky Federal is not (or as a result of such payments would not be) in fully phased-in regulatory capital compliance. First Kentucky Federal currently complies with all minimum capital requirements.

TRANSACTIONS WITH MANAGEMENT

    Before enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), First Kentucky Federal had a policy of offering mortgage and consumer loans to officers and employees on terms substantially equivalent to those offered to the public, except that First Kentucky Federal reduced the interest rate on mortgage loans by one percentage point below the rates in comparable loans to members of the public.

    Under FIRREA, First Kentucky Federal's loans to directors and executive officers must be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features. Furthermore, loans above the greater of $25,000 or 5% of First Kentucky Federal's capital and surplus (up to $500,000) to such persons must be approved in advance by a disinterested majority of the Board of Directors. As a result of FIRREA, First Kentucky Federal does not offer favorable terms on mortgage loans to directors or executive officers.

    Set forth below is certain information at September 30, 1993 relating to loans made to directors and executive officers of First Kentucky Federal whose total aggregate loan balances exceeded $60,000 at any time since October 1, 1991.

                                                                                                BALANCE AT      HIGHEST
  NAME AND RELATION         TYPE OF           DATE      ORIGINAL    INTEREST     PREVAILING    SEPTEMBER 30,    BALANCE
  TO FIRST KENTUCKY           LOAN         ORIGINATED    AMOUNT       RATE          RATE           1993       FISCAL 1993
- ----------------------  ----------------  ------------  ---------  -----------  -------------  -------------  -----------
David R. Morrison       Residential             9/90    $  65,000        8.12%         8.12%    $        0(1)  $  63,492
 Executive Vice         Home Equity             8/91(2)    14,278        7.00          7.00              0(3)     14,278
 President and          Residential            10/92       64,800        7.00          7.00         63,979        64,800
 Director

- ------------------------
(1)   Paid off 10/92.
(2)   Six months renewable, last renewal date 10/92.
(3)   Paid off 2/93.

                                  PROPOSAL II
                                     MERGER

GENERAL

    First Kentucky and Peoples First entered into the Merger Agreement as of October 15, 1993, which provides for the Merger of First Kentucky into and with Subsidiary. Under the terms of the Merger Agreement, after approval by First Kentucky's stockholders and the meeting of all other conditions contained in the Merger Agreement, including regulatory approvals, the issued and outstanding shares of First Kentucky Common Stock will be converted into shares of Peoples First Common Stock. When the proposed Merger takes effect, First Kentucky Federal will become a wholly owned, second-tier subsidiary of Peoples First.


    In the Merger, stockholders of First Kentucky who do not dissent from the Merger will have the right to receive, for each share of First Kentucky Common Stock, 2.27194 shares of Peoples First Common Stock subject to adjustment under certain circumstances. No fractional shares of Peoples First Common Stock will be issued in the Merger, and cash will be paid in lieu of any fractional share.


    On Saturday, October 16, 1993, the First Kentucky Board unanimously approved the Merger Agreement and resolved that it would submit the Merger to First Kentucky's stockholders for approval. Peoples First owns 100% of the outstanding shares of the common stock of Subsidiary and has agreed to cause Subsidiary to approve the Plan of Merger, subject to the terms and conditions of the Merger Agreement.

    The statements contained in this Prospectus-Proxy Statement with respect to the terms and conditions of the Merger are subject to and qualified by the provisions of (i) the Merger Agreement and (ii) the Plan of Merger, copies of which are attached as Appendices A and B, respectively, to this Prospectus-Proxy Statement and are incorporated herein by reference. Stockholders are urged to read the Merger Agreement and Plan of Merger carefully.


    References to numbers of shares of Peoples First Common Stock and amounts per share of Peoples First Common Stock in this Prospectus-Proxy Statement (but not in the Merger Agreement and the Plan of Merger) have been adjusted to reflect a two-for-one stock split, effected in the form of a 100% stock dividend on Peoples First Common Stock, on January 4, 1994.


BACKGROUND FOR THE MERGER

    Beginning in June 1992, just over one year after the conversion of First Kentucky Federal to stock form and when certain regulatory restrictions on merger negotiations by First Kentucky expired, First Kentucky began receiving unsolicited inquiries from various bank holding companies regarding First Kentucky's receptivity to a business combination. First Kentucky responded to each party that it was not soliciting proposals, but would be open to discussions.

    In the fall of 1992, First Kentucky entered into discussions regarding a business combination with a regional bank holding company based on a valuation of .75 shares of the bank holding company for each share of First Kentucky plus an additional $18.00 in cash, for a value at that time of approximately $37.50 per share of First Kentucky Common Stock.

    In addition, First Kentucky entered into discussions with a second regional bank holding company at the beginning of 1993. These were informal discussions, and an exchange rate of 2.3 shares of the bank holding company's stock for each share of First Kentucky Common Stock was discussed. The value of this transaction at the time equalled approximately $40.00 per share of First Kentucky Common Stock.

    On February 9, 1993 First Kentucky responded to the first proposal by suggesting an increase in the value of the consideration to approximately $45.00 per share of First Kentucky Common Stock.

On March 1, 1993, the bank holding company responded with a proposed total consideration of $14.4 million, or approximately $35.00 per share, which was less than their original valuation. There were no further discussions with the first bank holding company after this time.

    On February 12, 1993, a proposal for a business combination was received  at
1.7111 shares of this bank holding company's stock for each share of First Kentucky Common Stock, which at the time amounted to $38.50 per share of First Kentucky. At a meeting held on February 12, 1993, the First Kentucky Board considered this written proposal. Based on a Capital Resources valuation range of $38.00 to $45.00 per share of First Kentucky Common Stock, and in view of the continuing discussions with the second bank holding company with a potential value of $40.00 per share, the First Kentucky Board resolved not to pursue this proposal.

    On March 22, 1993, Dennis Kirtley, President of First Kentucky, met with Aubrey Lippert, Chairman and President of Peoples First, to discuss issues relating to a possible business combination between First Kentucky and Peoples First. By April 26, 1993, the companies had begun their initial discussion of the consideration to be received by First Kentucky shareholders in such a business combination.

    By early July, the discussions with the second bank holding company had ended and discussions focused on Peoples First. At a First Kentucky Board meeting on July 9, 1993, Mr. Kirtley reviewed his conversations over the preceding several weeks with Peoples First regarding its interest in a business combination. After lengthy discussions the consensus of the Board was that no proposal below $40.00 per share would be considered for a combination, and this information was relayed to Mr. Lippert on July 16, 1993.


    In mid-July 1993, Peoples First proposed that First Kentucky enter into a letter of intent by July 23, 1993 to negotiate a business combination in which the outstanding shares of First Kentucky would be converted into 930,000 shares of Peoples First Common Stock. After reviewing the letter of intent with its advisors, First Kentucky determined that it would be inadvisable to enter into the letter of intent in its current form. On July 22, 1993, Mr. Kirtley met with Mr. Lippert to discuss First Kentucky's reaction to the letter of intent. At that meeting, they discussed numerous issues as well as an exchange ratio of
2.27194 shares of Peoples First Common Stock for each share of First Kentucky Common Stock.



    At a Board of Directors meeting on August 13, 1993, Mr. Kirtley reviewed the progress made with Peoples First regarding the proposed business combination by way of a 100% stock exchange. Based on Peoples First's then current market price of $19.00 to $20.00 per share, Peoples First's proposal of 930,000 shares equated to a range of $43.00 to $46.00 for each share of First Kentucky Common Stock, or a total value of $17.6 million to $18.6 million for First Kentucky's shareholders. The Board also recognized the potential for the growth of First Kentucky if it were to combine with Peoples First because Peoples First could provide investment opportunities and consumer and commercial lending expertise to First Kentucky. At this meeting, Mr. Kirtley was authorized to execute a confidentiality agreement with Peoples First, to contract for the performance of a fairness opinion, and to proceed with the negotiation of a definitive agreement for consideration by the First Kentucky Board.


    On October 15, 1993, after extensive negotiations and investigation, the First Kentucky Board met to carefully review and consider the proposed affiliation with Peoples First. At such time the First Kentucky Board adopted the Merger Agreement.


    On January 4, 1994, Peoples First effected a two-for-one stock split in the form of a 100% stock dividend. The exchange ratio under the Merger Agreement automatically adjusted to 2.27194 shares of Peoples First Common Stock for each share of First Kentucky Common Stock, and the total number of shares of Peoples First Common Stock to be issued in the Merger automatically increased to 930,000 shares.

REASONS FOR THE MERGER


    FIRST KENTUCKY. In evaluating the Merger Agreement, the First Kentucky Board, with the assistance of outside legal and financial advisors, considered a variety of factors, primarily: (i) the consideration offered in relation to historical trading prices of First Kentucky Common Stock; (ii) the results of operations and financial condition of First Kentucky; and (iii) the advice of Capital Resources Group, Inc., First Kentucky's financial advisor, as to the fairness from a financial point of view of the terms of the Merger to holders of First Kentucky Common Stock. In this regard, the Board of Directors has received from Capital Resources a written opinion dated October 15, 1993, and updated as of January 27, 1994, that the Merger Consideration to be received by holders of First Kentucky Common Stock is fair to them from a financial point of view. Other factors considered by the Board of Directors include: (i) the value being offered to First Kentucky's stockholders in relation to the market value, book value and earnings per share of First Kentucky's Common Stock; (ii) information concerning the financial condition, results of operations and prospects of Peoples First and First Kentucky; (iii) the competitive environment for financial institutions generally; (iv) the compatibility of the respective business management philosophies of First Kentucky and Peoples First; (v) the ability of Peoples First and its subsidiary banks to provide comprehensive financial services in relevant markets; (vi) the financial terms of other recent business combinations in the local financial services industry; (vii) the fact that the consideration to be received in the Merger by First Kentucky's stockholders reflects a premium for First Kentucky's Common Stock over the value at which it has traded in the market during last year; and (viii) the fact that Peoples First, as a larger financial institution company, has the financial resources to serve the lending and deposit needs of the local communities served by First Kentucky. The First Kentucky Board concluded, in light of the above factors and such other factors it considered appropriate, that the terms of the Merger are fair to, and in the best interests of, First Kentucky and its stockholders.


    THE BOARD OF DIRECTORS OF FIRST KENTUCKY HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

    Further, each member of the First Kentucky Board, in his individual capacity as a stockholder, has agreed to vote the shares of First Kentucky Common Stock owned by him in favor of the Merger Agreement.

    PEOPLES FIRST. The Board of Directors of Peoples First (the "Peoples First Board") believes that the Merger will expand Peoples First's market capitalization and should also enable Peoples First to draw upon a larger, more geographically diverse market base. As Peoples First enters the thrift industry and a significant new banking market as a result of the Merger, Peoples First should benefit from having the experience and knowledge of First Kentucky's current management and employees as to both the thrift industry and the communities served by First Kentucky Federal. The Peoples First Board believes that after the Merger, Peoples First will be a stronger, more competitive institution.

OPINION OF FINANCIAL ADVISOR


    First Kentucky has received an opinion (the "Fairness Opinion") from Capital Resources Group, Inc., Washington, D.C., a financial consulting firm expert in the valuation of financial institutions, which states as of October 15, 1993 and updated as of January 27, 1994, that the Merger Consideration proposed by Peoples First for the shares of First Kentucky Common Stock is fair from a financial point of view to the stockholders of First Kentucky. Capital Resources has represented to First Kentucky that it is independent of First Kentucky and Peoples First. A copy of that opinion is attached to this Prospectus as Appendix C and should be read in its entirety for information concerning the scope of Capital Resources's review and the limitations thereof.


    First Kentucky's agreement with Capital Resources provides that for rendering its Fairness Opinion, Capital Resources is to receive a fee equal to $25,000, plus $3,500 for each update. Capital Resources was also paid a fee of $7,500 in connection with its assistance in conducting a due diligence review of Peoples First. Capital Resources is also to be reimbursed for its reasonable out-of-pocket expenses plus travel expenses in rendering its services and is to be indemnified against certain liabilities, including liabilities arising under federal securities laws, to which Capital Resources may become subject in connection with rendering its services.

    Capital Resources is an investment banking and financial consulting firm which, as part of its specialization in financial institutions, is regularly engaged in providing financial valuations and analyses of business enterprises and securities in connection with mergers, acquisitions, mutual-to-stock conversions, initial and secondary stock offerings and other corporate transactions. First Kentucky has utilized the services of Capital Resources in the past. The First Kentucky Board chose Capital Resources because of its expertise, experience and familiarity with First Kentucky and the financial institution industry. Capital Resources reviewed the terms of the Merger and the related financial data and reviewed these issues with the Board of Directors and executive management of First Kentucky. No limitations were imposed on Capital Resources by the First Kentucky Board with respect to the investigation made or procedures followed by it in rendering its opinion. Capital Resources did not participate in the negotiations between First Kentucky and Peoples First in which the amount of consideration for First Kentucky's shares was agreed upon.


    In the course of rendering its Fairness Opinion, the following factors were considered by Capital Resources:


     (1) The proposed terms of the Merger;

     (2) The audited financial statements of First Kentucky for the fiscal years ended September 30, 1988 through 1993, the unaudited financial statements of First Kentucky for the nine months ended June 30, 1993 as reported in its Report on Form 10-Q, the quarterly reports to the OTS covering the period through September 30, 1993, the latest available asset/liability reports and other miscellaneous internally-generated management information reports and latest summary budget report;

     (3) Annual Reports to Stockholders through 1992, which provide a discussion of First Kentucky's business and operations and review various financial data and trends;

     (4) Discussions with executive management of First Kentucky regarding the business, operations, recent financial condition and operating results and future prospects of First Kentucky;

     (5) Comparisons of First Kentucky's financial condition and operating results with those similarly sized thrift institutions operating in Kentucky and the United States;

     (6) Comparisons of First Kentucky's financial condition and operating performance with the published financial statements and market price data of publicly traded thrift institutions in general and publicly traded thrift institutions in First Kentucky's region of the United States specifically;

     (7) The relevant market information regarding the First Kentucky Common Stock including limited trading activity and volume;

     (8) Other financial analyses and investigations as deemed necessary, including a comparative financial analysis and review of the financial terms of other pending and completed acquisitions of companies considered to be generally similar to First Kentucky;

     (9) Examination of First Kentucky's economic operating environment and the competitive environment of First Kentucky's market area.

    (10) Available financial reports and financial data for Peoples First, including annual reports, Form 10-K reports, quarterly reports, Form 10-Q reports, 1993 consolidated budget, other internal and regulatory financial reports provided by management of Peoples First and other published financial data; Peoples First's banking office network; and the pricing trends of Peoples First Common Stock as reported on the NASDAQ National Market System; and

    (11) Interviews with senior management of Peoples First including a discussion of Peoples First's business and prospects.


    The Fairness Opinion states that Capital Resources has relied on the accuracy and completeness of the information provided by the parties to the Merger Agreement and the representations and warranties in the Merger Agreement, without independent verification. Capital Resources did not make an independent evaluation or appraisal of the assets of First Kentucky and Peoples First.

    The summary set forth below describes the approach utilized by Capital Resources in support of its Fairness Opinion. It does not purport to be a complete description of the analyses performed by Capital Resources in this regard.

    OVERVIEW OF VALUATION METHODOLOGY. In preparing its Fairness Opinion, Capital Resources has evaluated whether the financial proposal for acquisition is fair from a financial point of view to the stockholders of First Kentucky. The fairness of the acquisition offer is determined by comparing the offer to acquisition offers received by other comparable types of companies over a time-frame that reflects a similar economic environment. The comparison included an examination of key financial characteristics of the comparative acquisition companies, including balance sheet, earnings and credit risk characteristics.


    First Kentucky's key operating statistics and ratios were compared to a select group of thrift institutions that have also been the subject of a proposed or completed acquisition. It is important to note that the comparative groups utilized in the Fairness Opinion were comprised only of thrift institutions (rather than commercial banks), given the distinctive financial, operating and regulatory characteristics of the thrift industry. These thrift institutions were divided into two broad categories for purposes of the analysis: (1) institutions that have recently completed an acquisition; and (2) institutions subject to a pending acquisition. Capital Resources reviewed relevant acquisition pricing ratios, notably offer price-to-book value (and price-to-tangible book value), offer price-to-earnings, offer price-to-market value (or trading price, before the announcement, where available) offer price-to-deposits, and offer price-to-assets of the comparative group and compared these ratios to those of First Kentucky. The analysis included a review and comparison of the mean and median pricing ratios represented by a sample of 27 comparative group thrifts concentrated in the southeastern and midwestern United States as well as other parts of the country.


    FINANCIAL COMPARISON TO COMPARATIVE ACQUISITION GROUP. Capital Resources performed a comparison of First Kentucky's financial condition and operating performance characteristics to the select group of both pending and completed acquisition thrifts ("Comparative Group"). The financial data for First Kentucky was based on information as of or for the twelve months ended June 30, and September 30, 1993. A summary of certain key financial comparisons between First Kentucky and the Comparative Group as of September 30, 1993 is as follows:


    -First Kentucky reported a modestly lower level of profitability compared to that of the Comparative Group. First Kentucky's return on assets ("ROA") of 99 basis points compared to an average ROA of 105 basis points (median ROA of 113 basis points) for the Comparative Group.



    -First Kentucky's earnings stream reflected a moderately lower net interest margin and less diversified non-interest income stream, which was partially offset by First Kentucky's lower operating expense ratio.



    -First Kentucky showed a moderately lower net worth (and tangible net worth) ratio than the Comparative Group. However, given the fact that First Kentucky's ROA was only modestly lower than the Comparative Group's ROA, First Kentucky generated a modestly higher return on equity ("ROE") than the Comparative Group. First Kentucky's ROE of 13.7 percent compared to an average ROE of 13.6 percent for the Comparative Group.


    -A   review  of  other  important  financial  ratios  indicated  that  First
     Kentucky's low non-performing asset level compared favorably to that of the Comparative Group.

    PRICING COMPARISON. Based on an assumed offer price of $56.50 for each outstanding share of First Kentucky Common Stock (which is based on Peoples First's average closing trading price during a recent 30-day period as quoted on NASDAQ of $24.87 per share), there resulted the following acquisition pricing ratios for First Kentucky relative to those of the Comparative Group:



    -First Kentucky's price/book value ratio of 168.2 percent compared favorably to the mean and median price/book value ratios of 131.5 and 124.9 percent, respectively, for the Comparative Group. First Kentucky's price/tangible book value ratio of 168.2 percent compared favorably to the mean and median ratios of 134.3 and 127.2 percent, respectively, for the Comparative Group.



    -First Kentucky's price/earnings multiple of 12.39x exceeded the mean and median price/earnings multiples of the Comparative Group. The mean and median price/earnings multiples of the Comparative Group were 10.98 and 10.96x, respectively.



    -First Kentucky's price/deposits ratio of 14.3 percent compared to a mean and median price/ deposits ratio of 13.6 and 12.1 percent, respectively, for the Comparative Group.



    -First Kentucky's price/assets ratio of 13.2 percent compared to a mean and median price/assets ratio of 11.6 and 10.1 percent, respectively, for the Comparative Group.



    -First Kentucky's offer price/market value ratio of 205 percent was well above the mean and median offer price/market value (or trading price) ratios of the Comparative Group of 124 and 127 percent, respectively.


    Based on its comparative financial analysis and given the limited size of First Kentucky's loan portfolio and minimal revenue diversification, which are largely indicative of an institution that is located in a local market which does not offer strong opportunities for lending and revenue growth and, therefore, earning growth potential, Capital Resources concluded that the financial terms of the Peoples First offer to First Kentucky's stockholders resulted in pricing ratios that were reasonable when compared to the pricing ratios of the acquisition proposals for the Comparative Group. This conclusion was also supported by the significant premium being offered to First Kentucky's stockholders relative to both the pre-announcement trading price of First Kentucky Common Stock (which has experienced only limited trading activity) and Capital Resources's estimate of the stock's fair market value (on a non-change of control basis) just before announcement of the Merger.

DESCRIPTION OF THE MERGER

    The Merger will become effective at 11:59:59 p.m. on the date when Articles of Merger and a Certificate of Merger are filed with the offices of the Secretary of State of Kentucky and Delaware, respectively (the "Effective Time"). At the Effective Time, First Kentucky will merge into Subsidiary, and Peoples First will acquire all of the issued and outstanding shares of First Kentucky Common Stock on the terms and conditions of the Merger Agreement. In addition, all assets and liabilities of First Kentucky will become assets and liabilities of the Surviving Corporation. The name of the Surviving Corporation will be "Peoples First Acquisition Corporation."


    At the Effective Time, each share of First Kentucky Common Stock (other than shares owned by First Kentucky stockholders who dissent from the Merger) will, without any action on the part of the holder thereof, be converted into the Merger Consideration, consisting of 2.27194 shares of Peoples First Common Stock, and all outstanding certificates representing First Kentucky Common Stock will represent, instead of shares of First Kentucky Common Stock, the right to receive the Merger Consideration. See "Merger -- Appraisal Rights of Stockholders" and Appendix D.


    If, before the Effective Time, Peoples First declares a stock dividend on or subdivides, splits-up, reclassifies or combines Peoples First Common Stock, or declares a dividend, or makes a distribution, on Peoples First Common Stock of any security convertible into Peoples First Common Stock, then an appropriate adjustment will be made in the Merger Consideration to take into account the dividend, subdivision, split-up, reclassification or combination.

    No certificate or scrip of any kind will be issued by Peoples First in respect of any fractional interest in Peoples First Common Stock resulting from the Merger. No holder of First Kentucky Common Stock will have any rights with respect to any fractional interest in Peoples First Common Stock arising out of the Merger, except to receive a cash payment equal to such fraction multiplied by the average of the per share closing prices of Peoples First Common Stock as reported on the NASDAQ National Market System for the 15 trading days before the date of the Effective Time.

CONDITIONS FOR CONSUMMATION

    In addition to the approval of the Merger by the requisite vote of stockholders of First Kentucky and Subsidiary, consummation of the Merger is subject to certain other conditions, including (without limitation): (i) the procurement of all other consents and approvals (including approval of the Federal Reserve Board and the OTS), completion of all filings, registrations and certifications, and satisfaction of all other requirements prescribed by law that are necessary for consummation of the Merger; (ii) the absence of any action or proceeding instituted, made, or threatened relating to the Merger;
(iii) the effectiveness of the Registration Statement under the Securities Act, the authorization of the shares of Peoples First Common Stock to be issued in the Merger for listing on the NASDAQ National Market System, and the receipt of all state or "Blue Sky" permits or other authorizations necessary for consummation of the Merger; (iv) the receipt of opinions of counsel for Peoples First and for First Kentucky as to certain matters, and the receipt of the opinion of accountants for First Kentucky as to certain matters; (v) the truth of certain representations and warranties; (vi) the taking of action required to exercise appraisal rights by holders of no more than 9% of the outstanding shares of First Kentucky Common Stock; (vii) the absence of any material adverse change in the condition of First Kentucky and Peoples First; (viii) the performance by First Kentucky, First Kentucky Federal, Peoples First, and Subsidiary of all obligations and compliance with all covenants in the Merger Agreement; (ix) Peoples First having received, at least two days prior to the closing date, a letter, reasonably satisfactory to Peoples First from KPMG Peat Marwick to the effect that the Merger will meet the criteria for the pooling-of-interests method of accounting under generally accepted accounting principles; and (x) that neither First Kentucky nor First Kentucky Federal shall be subject to any liability under the environmental laws that would have a material adverse effect on their financial condition. Conditions to the Merger are described more fully in Section 7 of the Merger Agreement, attached hereto as Appendix A.

TERMINATION

    The Merger Agreement provides that it may be terminated at any time before the Effective Time (i) by the First Kentucky Board and Peoples First Board if consummation of the Merger would be inadvisable in the opinions of both Boards;
(ii) by the Peoples First Board, upon written notice to First Kentucky, if any of the conditions to Peoples First's obligation to consummate the Merger have not been satisfied or cannot be satisfied by the earlier of 20 days of receipt of such notice or 5 days before the Effective Time or is not waived; (iii) by the First Kentucky Board, upon written notice to Peoples First, if any of the conditions to First Kentucky's obligation to consummate the Merger have not been satisfied or cannot be satisfied by the earlier of 20 days of receipt of such notice or 5 days before the Effective Time or is not waived; and, (iv) by Peoples First or First Kentucky if the Merger has not occurred on or before August 31, 1994.

    To the extent First Kentucky or First Kentucky Federal, or any of their respective directors and officers, is approached by any third party with respect to any of the transactions referenced in Section 6.12 of the Merger Agreement, or to the extent that the fiduciary duty of a Director of First Kentucky or
First  Kentucky Federal  clearly requires him  to enter into  discussions with a third party regarding those transactions ("Required Discussions"), First Kentucky and First Kentucky Federal must disclose to Peoples First immediately that it, its officers, or its directors were contacted or have entered into discussions and the continuing details related thereto.

    Except to the extent the fulfillment of their fiduciary duties clearly requires such action, First Kentucky, its officers, and its directors have agreed not to solicit, authorize the solicitation of, or enter into any discussions with any third party (i) to purchase any shares of the capital common stock or any option or warrant to purchase shares of the capital common stock of First Kentucky or First Kentucky Federal or any securities convertible into the capital common stock of First Kentucky or First Kentucky Federal or any other equity security of either of them; (ii) to make a tender or exchange offer for any shares of the capital common stock of First Kentucky or First Kentucky Federal or any other equity security of First Kentucky or First Kentucky Federal; (iii) to purchase, lease or otherwise acquire all or a substantial portion of the assets of First Kentucky or First Kentucky Federal; or (iv) to merge, consolidate or otherwise combine with First Kentucky or First Kentucky Federal.

    First Kentucky must disclose to Peoples First if (i) First Kentucky or First Kentucky Federal is approached by any third party ("Third Party") with respect to the purchase of First Kentucky Federal or other such similar transaction (a "Third Party Transaction"), or (ii) if the fiduciary duties of First Kentucky or First Kentucky Federal require First Kentucky Federal to enter into discussions with a Third Party regarding a Third Party Transaction. If First Kentucky Federal enters into any Third Party Transaction or into any agreement regarding participation in a Third Party Transaction, at any time before June 1, 1994, and such agreement is not required by the fiduciary duties described in the immediately preceding sentence, First Kentucky Federal must pay to Peoples First a termination fee of $250,000.

ACCOUNTING TREATMENT

    The Merger is expected to be accounted for by Peoples First using the "pooling of interests" method of accounting.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    PEOPLES FIRST DIRECTORSHIPS. At the first meeting of the Peoples First Board following the Merger, the Peoples First Board will be increased by two and Dennis Kirtley and one other member of the First Kentucky Board mutually agreeable to First Kentucky and Peoples First will be appointed to the two new positions on the Peoples First Board.

    EMPLOYMENT AGREEMENTS. Upon consummation of the Merger, the employment agreements that Messrs. Kirtley and Morrison (each an "Employee") entered into with First Kentucky on June 18, 1991 will be amended and restated. As amended and restated, the employment agreements will provide for their continued employment with First Kentucky Federal for three years from the Effective Time in the positions and for the base salaries set forth below:

                                          Position                    Base Salary
                        --------------------------------------------  -----------
Dennis W. Kirtley       President and Chief Executive Officer          $ 105,000
David R. Morrison       Executive Vice President and Chief                77,000
                        Financial Officer

    Under the employment agreements, the Board of Directors of First Kentucky Federal may terminate the employment of the Employees at any time, but any termination by the Board of Directors other than for just cause will not prejudice either Employee's right to compensation or other benefits under the agreements. There is no right to receive compensation or other benefits after termination for just cause. Termination for just cause includes termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation or final cease and desist order, or material breach of any provision of the employment agreement.

    If employment is terminated without just cause, First Kentucky Federal must continue to pay the Employee's salary up to the date of termination of the agreement plus an additional twelve-month period, but in no event more than three years' salary, and the cost of the Employee obtaining all health, life and disability benefits in which the Employee would have been eligible to participate for in for a period of one year from the date of termination, unless the Employee obtains comparable benefits elsewhere through other employment prior to the end of the one-year period.

    All obligations under the employment agreements will be terminated by the Director of the OTS if the FDIC or the RTC enters into an agreement to provide assistance to or on behalf of First Kentucky Federal under the authority contained in Section 13(c) of FDIA, and by the Director of OTS if the Director approves a supervisory merger to resolve problems related to the operation of First Kentucky Federal or when First Kentucky Federal is determined by the Director to be in an unsafe or unsound condition.

    An Employee is permitted to voluntarily terminate the agreement, upon 60 days written notice to the Board of Directors, in which case the Employee is entitled to receive only his compensation, vested rights, and all employee benefits up to the date of termination.

    DIRECTOR LIABILITY AND INDEMNIFICATION. Peoples First has agreed, from and after the Effective Time, to provide director and officer liability insurance coverage to directors and officers of First Kentucky equal to the coverage currently provided to directors and officers of Peoples First's other subsidiaries. In addition, Peoples First has agreed to indemnify the directors and officers of First Kentucky (and to cause First Kentucky to indemnify the directors and officers of First Kentucky Federal) against any losses, claims, damages, liabilities, expenses, judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time) arising out of or based in part upon (i) any act or failure to act of a director or officer (other than acts involving fraud, intentional or willful misconduct or bad faith) before the Effective Time, (ii) the fact that the person is or was a director, officer or employee of First Kentucky or First Kentucky Federal, or
(iii) the Merger Agreement, the Plan of Merger, or the Option Agreement, or any of the transactions contemplated thereby. For six years with respect to taxes and three years with respect to other matters, the current directors and officers of First Kentucky will be indemnified to the extent that such indemnification is permissible under applicable law.

    A person entitled to indemnification under the Merger Agreement wishing to claim indemnification must notify Peoples First or First Kentucky Federal within a reasonable time of learning of any matter to which indemnification applies. Nothing in the Merger Agreement limits Peoples First's or First Kentucky
Federal's authority to indemnify directors, officers or employees of First Kentucky or First Kentucky Federal under applicable law and after the Effective Time the directors, officers and employees of First Kentucky Federal will have the same indemnification rights as are provided to the other directors, officers or employees of Peoples First's subsidiaries. Peoples First has agreed not to assert any claim, action or suit against any director, officer or employee of First Kentucky and First Kentucky Federal for acts or failures to act of such director, officer or employee before the Effective Time, except for acts involving fraud, intentional or willful misconduct or bad faith.

EFFECT ON EMPLOYEE BENEFIT PLANS, PROGRAMS AND ARRANGEMENTS
    Within a reasonable time after the Effective Time, First Kentucky Federal will withdraw from the Financial Institutions Retirement Fund. If the assets of that Plan attributable to First Kentucky Federal's participation exceed the amount necessary to provide current accrued benefits under that Plan, any such excess will be used to increase benefits under the Plan for First Kentucky Federal's employees, as determined by First Kentucky Federal with the consent of Peoples First and, to the extent permitted by the Plan and applicable law, to satisfy plan administrative expenses.

    Peoples First will permit First Kentucky Federal employees to participate in the Peoples First 401(k) Plan from the time their participation in the Financial Institutions Thrift Plan ceases and to participate in the Peoples First Employee Stock Ownership Plan from the time their participation in First Kentucky Federal's Employee Stock Ownership Plan (the "ESOP") ceases. For purposes of eligibility and vesting in Peoples First's 401(k) and Employee Stock Ownership Plans, First Kentucky Federal employees active at the time participation begins will be given credit for past service with First Kentucky Federal.

    The Merger Agreement provides that the First Kentucky Federal ESOP will be continued for the benefit of current and future employees of First Kentucky Federal eligible to participate in the ESOP in accordance with its terms until such time that all unallocated shares currently held by the ESOP are released from the collateral pledge securing the ESOP loan, and those shares are allocated to participating employees. However, if before the shares are fully allocated it becomes legally impermissible under the Internal Revenue Code of 1986, as amended (the "IRC"), and the rules thereunder to maintain the ESOP as a separate plan, the ESOP will be merged with the Peoples First ESOP and thereafter, to the extent legally permissible under the IRC qualification requirements, the assets now held by the ESOP will continue to be allocated only to current and future employees of First Kentucky Federal until those assets are fully allocated.

    With respect to employee benefits other than those under Peoples First's 401(k) Plan and Employee Stock Ownership Plan, at or as soon as administratively feasible after the Effective Time, First Kentucky employees will be provided with such other benefits as Peoples First generally provides to employees of Peoples First affiliates from time to time, including life, medical and hospitalization and disability insurance and sick pay, personal leave and severance benefits, on a non-discriminatory and substantially similar basis. With respect to these benefits, First Kentucky employees generally will be credited for years of service at First Kentucky before the Effective Time for purposes of eligibility and benefit amounts or privileges paid or provided by Peoples First.

OPTION AGREEMENT
    In connection with the Merger Agreement, First Kentucky has granted Peoples First an irrevocable option to purchase 21,500 shares of First Kentucky Common Stock. The Option Agreement, if exercised, would allow Peoples First to acquire 21,500 shares or 4.99% of First Kentucky Common Stock outstanding after exercise. The purchase price on the exercise of the options is $42.03 per share. The Option Agreement may be exercised by Peoples First in whole (but not in part) to the extent permitted by law at any time before the termination of the Merger Agreement only upon and after the occurrence of a "Purchase Event."

    The Option Agreement defines a "Purchase Event" to mean:

        (i) The filing by First Kentucky or any other person, other than in connection with a transaction to which Peoples First has given its prior consent, of an application or notice with the Federal Reserve System, the OTS, the FDIC or any other federal or state agency in which it is proposed that a person (a) purchase any shares of capital common stock or any option or warrant to purchase the shares of the capital common stock of First Kentucky or First Kentucky Federal, (b) make a tender or exchange offer for any shares of the capital common stock of First Kentucky or First Kentucky Federal or any other equity security of First Kentucky or First Kentucky Federal, (c) purchase, lease or otherwise acquire all or substantially all of the assets of First Kentucky, or (d) merge, consolidate or otherwise combine with First Kentucky or First Kentucky Federal;

        (ii) The engagement by a person in any of the transactions described immediately above in (i); or

       (iii) The making by any person, other than Peoples First or its subsidiaries of a bona fide proposal to (a) purchase any shares of capital common stock or any option or warrant to purchase the shares of the capital common stock of First Kentucky or First Kentucky Federal, (b) make a tender or exchange offer for any shares of the capital common stock of First Kentucky or First Kentucky Federal or any other equity security of First Kentucky or First Kentucky Federal, (c) purchase, lease or otherwise acquire all or substantially all of the assets of First Kentucky, or (d) merge, consolidate or otherwise combine with First Kentucky or First Kentucky Federal.

    The Option Agreement terminates upon the earlier of (a) the consummation of the Merger, (b) the termination of the Merger Agreement in accordance with its terms unless First Kentucky or First Kentucky Federal has materially breached any of its covenants, representations, or warranties in the Merger Agreement,
(c) thirty days after the date of any meeting of First Kentucky's stockholders at which they vote not to approve the Merger Agreement and the related Plan of Merger, or (d) August 31, 1994.

FEDERAL INCOME TAX CONSEQUENCES
    First Kentucky, its stockholders, and Peoples First have received an opinion from Brown, Todd & Heyburn of Louisville, Kentucky, as to the federal income tax consequences of the Merger. Based on representations set forth in the opinion letter, Brown, Todd & Heyburn has expressed its opinion that, among other things:

        1. The acquisition by the Subsidiary of substantially all of the assets of First Kentucky in exchange for Peoples First Common Stock and the assumption by Peoples First of the liabilities of First Kentucky, as described in "Description of the Transaction", above, will constitute a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the IRC.

        2. No gain or loss will be recognized by Peoples First or First Kentucky by reason of the Merger.

        3. No gain or loss will be recognized by stockholders of First Kentucky as a result of the exchange of their First Kentucky Common Stock solely for shares of Peoples First Common Stock.

        4. The basis of the shares of Peoples First Common Stock received by stockholders of First Kentucky (including any fractional share interests to which they may be entitled and for which they will receive cash) will be the same as their basis for their First Kentucky Common Stock surrendered in exchange for Peoples First Common Stock.

        5. The holding period of the shares of Peoples First Common Stock received by each stockholder of First Kentucky will include the holding period during which he held First Kentucky Common Stock surrendered in exchange for Peoples First Common Stock, provided the First Kentucky Common Stock was held by the stockholder as a capital asset at the Effective Time.

        6. A stockholder of First Kentucky who receives cash in lieu of fractional share interests of Peoples First Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Peoples First. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the IRC. As provided in Section 1001 of the IRC, gain or loss will be realized and recognized to such stockholder measured by the difference between the redemption price and the adjusted basis of Peoples First Common Stock surrendered therefor.

        7. A dissenting stockholder of First Kentucky who receives cash in exchange for his First Kentucky Common Stock will be treated as having received a distribution in redemption of his First Kentucky Common Stock, if the requirements of Section 302(b) of the IRC are met, applying the attribution rules of Section 318 of the IRC pursuant to Section 302(c) of the IRC. Under Section 1001 of the IRC, gain or (subject to the limitations of Section 267 of the IRC) loss will be realized and recognized by such stockholder receiving such cash payment measured by the difference between the cash payment and the adjusted basis of the First Kentucky Common Stock surrendered, as determined under Section 1011 of the IRC.

    The foregoing summary is not a complete description of all the federal income tax consequences of the Merger. Each stockholder's individual circumstances may affect the tax consequences of the Merger to such stockholder. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Consequently, each First Kentucky stockholder is advised consult his or her own tax advisor as to the specific tax consequences to him or her of the Merger.

APPRAISAL RIGHTS OF STOCKHOLDERS
    Record holders of First Kentucky Common Stock are entitled to appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in shares of First Kentucky Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have. Except as set forth in
Section 262 and described below, stockholders of First Kentucky will not be entitled to appraisal rights in connection with the Merger.

    The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is reprinted in its entirety as Appendix D to this Proxy Statement.

    Under the DGCL, record holders of shares of First Kentucky Common Stock who follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery ("Chancery Court") and to receive payment of the "fair value" of those shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Chancery Court.

    Under Section 262, when a Merger is to be submitted for approval at a meeting of stockholders, as in the case of the Annual Meeting, First Kentucky must notify each of the holders of its stock, not less than 20 days before the Annual Meeting, that appraisal rights are available and must include a copy of
Section 262 in each such notice. This Prospectus-Proxy Statement constitutes the notice required by Section 262. Any stockholder who wishes to exercise appraisal rights should review the following discussion and Appendix D carefully because failure to comply with the specified procedures in a timely manner will cause the stockholder to forfeit the appraisal rights available under the DGCL.

    A holder of First Kentucky Common Stock wishing to exercise appraisal rights must deliver to the Secretary of First Kentucky a written demand for appraisal of those shares before the vote on the Merger Agreement at the Annual Meeting. In addition, the stockholder must be the record holder of those shares on the date the written demand for appraisal is made and must hold the shares continuously through the Effective Time and must not vote in favor of the Merger Agreement. Failure to vote against the Merger Agreement will not constitute a waiver of the stockholder's dissenters' rights if all other statutory requirements are satisfied; a vote against the Merger Agreement will not itself satisfy the notice requirements of Section 262.

    Only a holder of record of shares of First Kentucky Common Stock is entitled to assert appraisal rights for the shares of First Kentucky Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the holder's stock certificates. If the shares of First Kentucky Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the shares of First Kentucky Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and, in executing the demand, must expressly disclose that the agent is agent for such owner or owners. A record holder, such as a broker, who holds shares of First Kentucky Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of First Kentucky Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of First Kentucky Common Stock held for other beneficial owners; in such a case, the written demand should set forth the number of shares of First Kentucky Common Stock for which appraisal is sought and, when no number is expressly mentioned, the demand will be presumed to cover all shares of First Kentucky Common Stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights must take all necessary steps in order that a demand for appraisal is made by the record holder of such shares. Such stockholders are urged to consult with their brokers to determine the appropriate procedures for making a demand for appraisal by the record holder.

    All written demands for appraisal should be sent or delivered to First Kentucky Bancorp, Inc., 214 North First Street, P.O. Box 110, Central City, Kentucky 42330-0110, Attention: JoAnn Whitaker, Secretary, so as to be received before the vote on the Plan of Merger at the Annual Meeting.

    Within ten days after the Effective Time of the Merger, Subsidiary, as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of
Section 262 and is entitled to appraisal rights under Section 262. Within 120 days after the Effective Time, but not thereafter, the Subsidiary, or any holder of First Kentucky Common Stock who has complied with the foregoing procedures and is entitled to appraisal rights under Section 262, may file a petition in the Chancery Court demanding a determination of the fair value of the shares. Subsidiary is under no obligation and has no present intention to file a petition with respect to the appraisal of the fair value of the shares of First Kentucky Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. A holder of First Kentucky Common Stock will fail to perfect, or effectively lose, the right to appraisal if no petition for appraisal of shares of First Kentucky Common Stock is filed within 120 days after the Effective Time.

    Within 120 days after the Effective Time, any holder of First Kentucky Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Subsidiary a statement setting forth the aggregate number of shares of First Kentucky Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. These statements must be mailed within ten days after a written request therefor has been received by the Subsidiary, as the case may be.

    If a petition for an appraisal is timely filed, after a hearing on the petition, the Chancery Court will determine the holders of First Kentucky Common Stock entitled to appraisal rights and will appraise the "fair value" of the shares of First Kentucky Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares of First Kentucky Common Stock, as determined under Section 262, could be more than, the same as, or less than the value of the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Chancery Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares have been appraised. The costs of the action may be determined by the Chancery Court and taxed upon the parties as the Chancery Court deems equitable. The Chancery Court may also order that all or a portion of the expenses incurred by any holder of First Kentucky Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all of the shares of First Kentucky Common Stock entitled to appraisal.

    Any holder of First Kentucky Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote those shares for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of First Kentucky Common Stock as of a date before the Effective Time).

    If any holder of First Kentucky Common Stock who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal, as provided in the DGCL, the stockholder's shares will be converted into the Merger Consideration in accordance with the Plan of Merger. A holder may withdraw a demand for appraisal by delivering to First Kentucky a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any attempt to withdraw made more than 60 days after the Effective Time will require the written approval of Subsidiary.

    Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

REGULATORY APPROVALS
    The Merger is subject to the regulatory approvals described below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to the particular statutes and regulations and the regulations promulgated under such statutes.

    The Merger is subject to approval by the Federal Reserve under the BHCA, which permits a bank holding company, such as Peoples First, to acquire direct or indirect ownership or control of more than 5% of the voting shares of any non-banking entity, if the Federal Reserve determines that such entity is engaged in activities that are so closely related to banking, or managing and controlling banks, as to be a proper incident thereto. In making this determination, the Federal Reserve must consider whether the Merger reasonably can be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh any possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). This consideration includes an evaluation by the Federal Reserve as to whether the Merger would result in a monopoly or otherwise would substantially lessen competition, impair the financial and managerial resources and future prospects of Peoples First or First Kentucky, or harm the institutions' abilities to serve the convenience and needs of the communities to be served.


    The Merger also is subject to approval of the OTS pursuant to the Home Owners' Loan Act ("HOLA"). The HOLA requires the OTS to take into consideration the financial and managerial resources and future prospects of Peoples First and First Kentucky, the effect of the acquisition of First Kentucky, the insurance risk to the SAIF, and the convenience and needs of the communities to be served. Further, the OTS may not approve the Merger if it determines, among other things, that the Merger would (i) result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the savings and loan business in any part of the United States; or
(ii) substantially lessen competition, or tend to create a monopoly, in any section of the country, or in any other manner be in restraint of trade, unless the OTS finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the Merger in meeting the convenience and needs of the communities to be served. The regulations promulgated under the BHCA and HOLA require the publication of notice of any application filed thereunder and the opportunity for the public to comment.



    Peoples First has filed the applications required to consummate the Merger with the OTS and the Federal Reserve. The Federal Reserve approved Peoples First's application to consummate the Merger on January 4, 1994. Although Peoples First expects to receive OTS approval before the Annual Meeting, there can be no assurance when, or if, the application filed with the OTS will be approved.


    Peoples First and First Kentucky are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, could be obtained, or otherwise would not delay consummation of the Merger.

CONDUCT OF BUSINESS BEFORE THE MERGER
    The Merger Agreement requires First Kentucky and First Kentucky Federal to conduct their business only in the ordinary course before the Effective Time and imposes certain limitations on the operations of First Kentucky and Peoples First before the Effective Time. See Sections 6.04, 6.06 and 6.19 of the Merger Agreement, which is attached as Appendix A to this Prospectus-Proxy Statement.

    For the fiscal year ended September 30, 1993, First Kentucky may declare in the aggregate no more than $373,000 in dividends, which amount excludes the dividend for the fiscal year ended September 30, 1992 paid in January 1993.

    Beginning on October 1, 1993 and until the Closing Date, First Kentucky may declare a dividend for each cash dividend declared by Peoples First equal to the amount of the Peoples First dividend that would be payable on the number of shares of Peoples First Common Stock into which each share of First Kentucky Common Stock is to be converted in the Merger.

    Under   the  Merger  Agreement,  neither  First  Kentucky  nor  any  of  its subsidiaries can, among other things, carry on its business other than in the ordinary course, issue any shares of capital stock of First Kentucky Federal other than in accordance with its Stock Option Plan or MRP, pay or declare any dividend except as provided in the Merger Agreement, increase the compensation of any of its employees except in the ordinary course consistent with past practice, or enter into any material agreements. First Kentucky must use its best efforts to preserve its business and consult with Peoples First before making any significant investment decision. First Kentucky has undertaken to promptly notify Peoples First of any material adverse change in condition or threatened litigation.


    Under the Merger Agreement, neither Peoples First nor any Peoples First subsidiary can, among other things, authorize or create any class of stock that ranks prior to the Peoples First Common Stock in respect of dividend payments, distributions, liquidation or voting rights, amend its articles of incorporation or bylaws, enter into any agreement that is inconsistent in any material respect with the undertakings, commitments and obligations of Peoples First arising under the Merger Agreement, or enter into any business combination or merger transaction with any person or corporation in which Peoples First or any of its subsidiaries would not be the surviving or continuing entity. However, under the Merger Agreement, Peoples First may amend its articles of incorporation to authorize a class of preferred stock, issuable in one or more series, with such preferences, limitations, and relative rights as may be determined by its Board of Directors. Peoples First's Board of Directors intends to submit such an amendment for shareholder approval at the 1994 annual meeting of shareholders in April 1994. People's First's Board of Directors believes that the ability to issue a second class of stock in one or more series with a range of potential economic and voting rights will provide Peoples First with valuable flexibility in connection with future acquisitions, combinations, equity financings, stock distributions, stock splits, stock dividends, employee benefit plans, and other corporate purposes. The power to issue shares of a new class of stock could enable the Peoples First Board of Directors to make it more difficult to replace incumbent directors or accomplish certain business combinations opposed by the incumbent Board of Directors. First Kentucky's Certificate of Incorporation currently authorizes a class of stock with preferences, limitations and relative rights determined by the First Kentucky Board. See "Comparison of Peoples First Common Stock and First Kentucky Common Stock."


DISTRIBUTION OF STOCK CERTIFICATES

    At the Effective Time, except for shares with respect to which the holder has properly exercised dissenters' rights, each share of First Kentucky Common Stock will immediately, without any action on the part of the holder, be converted into the right to receive 2.27194 shares of Peoples First Common Stock and the right to receive a cash payment for any fractional share. Thereafter, all outstanding certificates representing shares of First Kentucky Common Stock will represent shares of Peoples First Common Stock equal to the Merger Consideration. At the Effective Time, the stock transfer books of First Kentucky will be closed, and no transfers of First Kentucky Common Stock can thereafter be made.


    Whenever Peoples First declares a dividend or other distribution, in cash, stock or other property, on Peoples First Common Stock after the Effective Time, the declaration must provide for the dividend or distribution to be made on all shares of Peoples First Common Stock issued and outstanding, including those with respect to which no certificate has been delivered. However, disbursement of the dividend or distribution will be withheld until the stockholder entitled to the dividend or distribution has properly delivered First Kentucky certificates for exchange in accordance with Section 10 of the Plan of Merger.

    All   stockholders  are  urged  to   exchange  their  First  Kentucky  stock
certificates at the earliest possible date after consummation of the Merger.

    As soon as practicable (but not more than five business days) after consummation of the Merger, Peoples First will send transmittal forms to all former stockholders of First Kentucky for their use in forwarding their First Kentucky stock certificates to Peoples First for surrender and exchange for certificates representing Peoples First Common Stock. Until so surrendered, First Kentucky stock certificates will be deemed for all corporate purposes (except for the payment of dividends withheld pending exchange of certificates) to evidence the number of whole shares of Peoples First Common Stock, plus a cash payment for any fractional share interest, that the holder would be entitled to receive upon surrender.

OPERATIONS AFTER THE MERGER
    After the Merger, the Surviving Corporation will operate under the name "Peoples First Acquisition Corporation" and the officers of First Kentucky and First Kentucky Federal immediately before the Effective Time will continue as the officers of the Surviving Corporation and First Kentucky Federal immediately after the Merger. Peoples First has no immediate plans to substantially alter the business of First Kentucky Federal.

RESALE OF PEOPLES FIRST COMMON STOCK

    The Peoples First Common Stock to be issued in connection with the Merger has been registered under the Securities Act and will be freely transferable, except for shares received by persons deemed to be "affiliates" of First Kentucky and First Kentucky Federal at the time of the Annual Meeting. Affiliates of First Kentucky and First Kentucky Federal may not offer to sell or otherwise dispose of their shares of Peoples First Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act (the availability of such other exemption to be satisfactory to Peoples First's legal counsel). First Kentucky and First Kentucky Federal are required by the Merger Agreement to identify to Peoples First all persons who at the time of the Annual Meeting may be considered affiliates of First Kentucky and First Kentucky Federal for purposes of Rule 145 under the Securities Act and each is required to use its best efforts to cause each person who is identified as an affiliate of First Kentucky and First Kentucky Federal to deliver to First Kentucky and First Kentucky Federal on or prior to the Effective Time of the Merger a written agreement satisfactory to both Peoples First and First Kentucky, that such persons (a) will not offer to sell, or otherwise dispose of, any shares of Peoples First Common Stock received in the Merger in violation of the Securities Act and (b) have no present intention to sell or otherwise dispose of (and do not have any short position in or agreement to sell) any such shares.


                   PEOPLES FIRST CORPORATION / FIRST KENTUCKY
                         PRO FORMA FINANCIAL STATEMENTS

    The following unaudited pro forma combined condensed balance sheet as of September 30, 1993 gives effect to the Merger as if it had been consummated as of September 30, 1993. The following unaudited pro forma combined condensed statements of income for the periods ended September 30, 1993 and the years ended December 31, 1992, 1991, and 1990 give effect to the Merger as if it had been consummated as of the beginning of the respective periods presented. The pro forma information is based upon the historical consolidated financial statements of Peoples First and First Kentucky giving effect to the proposed transaction under the assumptions and adjustments set forth in the accompanying notes to the pro forma combined condensed financial statements.

    The pro forma combined condensed financial statements have been prepared based upon the financial statements of Peoples First incorporated by reference into, and of First Kentucky included elsewhere in, this Prospectus-Proxy Statement. These pro forma combined condensed financial statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future. The pro forma combined condensed financial statements should be read in conjunction with the audited and unaudited financial statements and notes of Peoples First incorporated by reference herein, and the audited and unaudited financial statements and notes of First Kentucky contained elsewhere in this Prospectus-Proxy Statement. See "Incorporation of Certain Documents by Reference."


    Numbers of shares of Peoples First Common Stock and amounts per share of Peoples First Common Stock have been adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend on January 4, 1994.

 PEOPLES FIRST CORPORATION AND SUBSIDIARIES / FIRST KENTUCKY BANCORP, INC. AND
                                   SUBSIDIARY
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1993
                           (IN THOUSANDS) (UNAUDITED)
                                     ASSETS

                                                                    PEOPLES     FIRST     HISTORICAL                   PRO FORMA
                                                                     FIRST     KENTUCKY    COMBINED    ADJUSTMENTS      COMBINED
                                                                    --------   --------   ----------   ------------    ----------
Cash and due from banks..........................................   $ 22,860   $  7,383   $   30,243                   $   30,243
Federal funds sold...............................................      1,000          0        1,000                        1,000
Investment securities
  Available-for-sale.............................................     44,342          0       44,342                       44,342
  Held-to-maturity...............................................    193,017     86,681      279,698                      279,698
Loans............................................................    537,922     78,993      616,915                      616,915
Allowance for loan losses........................................     (8,821)      (760)      (9,581)                      (9,581)
                                                                    --------   --------   ----------                   ----------
Loans, net.......................................................    529,101     78,233      607,334                      607,334
Premises and equipment...........................................     12,104      1,875       13,979                       13,979
Excess of cost over net assets of purchased subsidiaries.........     11,115          0       11,115                       11,115
Other assets.....................................................     12,054      1,509       13,563                       13,563
                                                                    --------   --------   ----------     ------        ----------
                                                                    $825,593   $175,681   $1,001,274   $      0        $1,001,274
                                                                    --------   --------   ----------     ------        ----------
                                                                    --------   --------   ----------     ------        ----------
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Demand deposits................................................   $ 62,632   $  2,308   $   64,940                   $   64,940
  Interest-bearing transaction...................................    177,551     27,482      205,033                      205,033
  Saving deposits................................................     64,895     28,137       93,032                       93,032
  Time deposits..................................................    389,877    103,448      493,325                      493,325
                                                                    --------   --------   ----------                   ----------
                                                                     694,955    161,375      856,330                      856,330
Repurchase agreements............................................     19,449          0       19,449                       19,449
Federal funds purchased..........................................     17,500          0       17,500                       17,500
Notes payable....................................................     11,354        158       11,512                       11,512
Other liabilities................................................      6,801        397        7,198        124(3)          7,322
                                                                    --------   --------   ----------     ------        ----------
    Total liabilities............................................    750,059    161,930      911,989        124           912,113
Stockholders' Equity
  Common stock...................................................      4,800          4        4,804        723(1)          5,527
  Surplus........................................................     27,648      3,670       31,318       (723)(1)        30,595
  Retained earnings..............................................     43,086     10,235       53,321       (124)(3)        53,197
  ESOP shares debt...............................................          0       (158)        (158)                        (158)
                                                                    --------   --------   ----------     ------        ----------
                                                                      75,534     13,751       89,285       (124)           89,161
                                                                    --------   --------   ----------     ------        ----------
                                                                    $825,593   $175,681   $1,001,274   $      0        $1,001,274
                                                                    --------   --------   ----------     ------        ----------
                                                                    --------   --------   ----------     ------        ----------

  See accompanying notes to pro forma combined condensed financial statements.

 PEOPLES FIRST CORPORATION AND SUBSIDIARIES / FIRST KENTUCKY BANCORP, INC. AND
                                   SUBSIDIARY
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993
              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                                   FIRST     HISTORICAL                      PRO FORMA
                                                 PEOPLES FIRST   KENTUCKY    COMBINED      ADJUSTMENTS       COMBINED
                                                 -------------  -----------  ---------  -----------------  -------------
Interest Income
Interest on Federal funds sold.................  $          99   $       0   $      99                     $          99
Interest on debt securities
  U.S. Treasury and agencies...................          5,182       1,091       6,273                             6,273
  Mortgage-backed securities...................          3,068       3,018       6,086                             6,086
  State and political subdivision..............          2,940          38       2,978                             2,978
  Other........................................            391           0         391                               391
                                                 -------------  -----------  ---------                     -------------
                                                        11,581       4,147      15,728                            15,728
Interest and fees on loans.....................         32,749       4,871      37,620                            37,620
                                                 -------------  -----------  ---------                     -------------
                                                        44,429       9,018      53,447                            53,447
Interest Expense
Interest on deposits...........................         18,911       4,856      23,767                            23,767
Interest on repurchase agreements..............            520           0         520                               520
Interest on Federal funds......................            228           0         228                               228
Interest on notes payable......................            589           0         589                               589
Other interest expense.........................             47           0          47                                47
                                                 -------------  -----------  ---------                     -------------
                                                        20,295       4,856      25,151                            25,151
                                                 -------------  -----------  ---------                     -------------
Net Interest Income............................         24,134       4,162      28,296                            28,296
Provision for Loan Losses......................          1,745         104       1,849                             1,849
                                                 -------------  -----------  ---------                     -------------
Net interest income after provision............         22,389       4,058      26,447                            26,447
Noninterest income.............................          3,857         340       4,197                             4,197
Noninterest expense............................         16,692       2,486      19,178                            19,178
                                                 -------------  -----------  ---------                     -------------
Income before taxes............................          9,554       1,913      11,467                            11,467
Income tax expense.............................          2,497         588       3,085                             3,085
                                                 -------------  -----------  ---------                     -------------
Net Income.....................................  $       7,057   $   1,325   $   8,382      $       0      $       8,382
                                                                                                   --
                                                                                                   --
                                                 -------------  -----------  ---------                     -------------
                                                 -------------  -----------  ---------                     -------------
Weighted average common shares outstanding.....      6,348,104                                                 7,278,104
Net income per common share....................  $        1.11                                             $        1.15

  See accompanying notes to pro forma combined condensed financial statements.

 PEOPLES FIRST CORPORATION AND SUBSIDIARIES / FIRST KENTUCKY BANCORP, INC. AND
                                   SUBSIDIARY
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1992
              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                                 FIRST    HISTORICAL                   PRO FORMA
                                                PEOPLES FIRST  KENTUCKY   COMBINED    ADJUSTMENTS      COMBINED
                                                -------------  ---------  ---------  --------------  -------------
Interest Income
Interest on Federal funds sold................  $         255  $       0  $     255                  $         255
Interest on debt securities
  U.S. Treasury and agencies..................          7,968      2,299     10,267                         10,267
  Mortgage-backed securities..................          3,257      3,686      6,943                          6,943
  State and political subdivision.............          3,507         36      3,543                          3,543
  Other.......................................            456          0        456                            456
                                                -------------  ---------  ---------                  -------------
                                                       15,188      6,021     21,209                         21,209
Interest and fees on loans....................         40,230      8,107     48,337                         48,337
                                                -------------  ---------  ---------                  -------------
                                                       55,673     14,128     69,801                         69,801
Interest Expense..............................         28,460      9,093     37,553                         37,553
                                                -------------  ---------  ---------                  -------------
Net Interest Income...........................         27,213      5,035     32,248                         32,248
Provision for Loan Losses.....................          2,773        253      3,026                          3,026
                                                -------------  ---------  ---------                  -------------
Net interest income after provision...........         24,440      4,782     29,222                         29,222
Noninterest income............................          5,078        642      5,720                          5,720
Noninterest expense...........................         19,425      3,228     22,653                         22,653
                                                -------------  ---------  ---------                  -------------
Income before taxes...........................         10,093      2,196     12,289                         12,289
Income tax expense............................          2,524        745      3,269         124(3)           3,393
                                                -------------  ---------  ---------       -----      -------------
Net Income....................................  $       7,569  $   1,451  $   9,020   $     124      $       8,896
                                                -------------  ---------  ---------       -----      -------------
                                                -------------  ---------  ---------       -----      -------------
Weighted average common shares outstanding....      5,842,484                                            6,772,484
Net income per common share...................  $        1.30                                        $        1.31

  See accompanying notes to pro forma combined condensed financial statements.

 PEOPLES FIRST CORPORATION AND SUBSIDIARIES / FIRST KENTUCKY BANCORP, INC. AND
                                   SUBSIDIARY
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1991
              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                                 FIRST    HISTORICAL                      PRO FORMA
                                                PEOPLES FIRST  KENTUCKY   COMBINED      ADJUSTMENTS       COMBINED
                                                -------------  ---------  ---------  -----------------  -------------
Interest Income
Interest on Federal funds sold................  $         202  $       0  $     202                     $         202
Interest on debt securities
  U.S. Treasury and agencies..................          5,238      3,372      8,610                             8,610
  Mortgage-backed securities..................          2,700      1,259      3,959                             3,959
  State and political subdivisions............          3,042         22      3,064                             3,064
  Other.......................................            612          0        612                               612
                                                -------------  ---------  ---------                     -------------
                                                       11,592      4,653     16,245                            16,245
Interest and fees on loans....................         35,970     10,288     46,258                            46,258
                                                -------------  ---------  ---------                     -------------
                                                       47,764     14,941     62,705                            62,705
Interest Expense..............................         27,631     11,009     38,640                            38,640
                                                -------------  ---------  ---------                     -------------
Net Interest Income...........................         20,133      3,932     24,065                            24,065
Provision for Loan Losses.....................          2,074        264      2,338                             2,338
                                                -------------  ---------  ---------                     -------------
Net interest income after provision...........         18,059      3,668     21,727                            21,727
Noninterest income............................          3,400        492      3,892                             3,892
Noninterest expense...........................         13,136      3,000     16,136                            16,136
                                                -------------  ---------  ---------                     -------------
Income before taxes...........................          8,323      1,160      9,483                             9,483
Income tax expense............................          1,956        433      2,389                             2,389
                                                -------------  ---------  ---------                     -------------
Net Income....................................  $       6,367  $     727  $   7,094      $       0      $       7,094
                                                                                                --
                                                                                                --
                                                -------------  ---------  ---------                     -------------
                                                -------------  ---------  ---------                     -------------
Weighted average common shares outstanding....      4,888,060                                               5,818,060
Net income per common share...................  $        1.30                                           $        1.22

  See accompanying notes to pro forma combined condensed financial statements.

 PEOPLES FIRST CORPORATION AND SUBSIDIARIES / FIRST KENTUCKY BANCORP, INC. AND
                                   SUBSIDIARY
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1990
              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                                 FIRST    HISTORICAL                      PRO FORMA
                                                PEOPLES FIRST  KENTUCKY   COMBINED      ADJUSTMENTS       COMBINED
                                                -------------  ---------  ---------  -----------------  -------------
Interest Income
Interest on Federal funds sold................  $         510  $       0  $     510                     $         510
Interest on debt securities
  U.S. Treasury and agencies..................          5,636      3,585      9,221                             9,221
  Mortgage-backed securities..................          1,338        543      1,881                             1,881
  State and political subdivisions............          2,746         22      2,768                             2,768
  Other.......................................            800          0        800                               800
                                                -------------  ---------  ---------                     -------------
                                                       10,520      4,150     14,670                            14,670
Interest and fees on loans....................         34,746     10,678     45,424                            45,424
                                                -------------  ---------  ---------                     -------------
                                                       45,776     14,828     60,604                            60,604
Interest Expense..............................         28,149     11,303     39,452                            39,452
                                                -------------  ---------  ---------                     -------------
Net Interest Income...........................         17,627      3,525     21,152                            21,152
Provision for Loan Losses.....................          1,777         87      1,864                             1,864
                                                -------------  ---------  ---------                     -------------
Net interest income after provision...........         15,850      3,438     19,288                            19,288
Noninterest income............................          3,426        491      3,917                             3,917
Noninterest expense...........................         11,724      2,980     14,704                            14,704
                                                -------------  ---------  ---------                     -------------
Income before taxes...........................          7,552        949      8,501                             8,501
Income tax expense............................          1,765        334      2,099                             2,099
                                                -------------  ---------  ---------                     -------------
Net Income....................................  $       5,787  $     615  $   6,402      $       0      $       6,402
                                                                                                --
                                                                                                --
                                                -------------  ---------  ---------                     -------------
                                                -------------  ---------  ---------                     -------------
Weighted average common shares outstanding....      4,819,776                                               5,749,776
Net income per common share...................  $        1.20                                           $        1.11

  See accompanying notes to pro forma combined condensed financial statements.

 PEOPLES FIRST CORPORATION AND SUBSIDIARIES / FIRST KENTUCKY BANCORP, INC. AND
                                   SUBSIDIARY

     NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS (UNAUDITED) TRANSACTION


    Peoples First proposes to acquire First Kentucky as outlined in the Merger Agreement. The Merger Agreement provides that Peoples First will obtain 100% ownership of the outstanding stock of First Kentucky for 930,000 shares of Peoples First Common Stock.


ASSUMPTIONS

    1. The pro forma combined condensed balance sheet of Peoples First and First Kentucky as of September 30, 1993 has been prepared with the following assumptions:

        a.  The Merger occurs on September 30, 1993.

        b. The pooling-of-interest method of accounting is used to account for the business combination and, accordingly, the recorded assets and liabilities of First Kentucky are carried forward to the combined entity at their recorded amounts.


        c. Pro forma adjustment to record Peoples First's issuance of 930,000 shares of Peoples First Common Stock at a stated value of $0.7812 per share.


        d. Pro forma adjustment to record the excess of First Kentucky's total stockholders' equity over the total of the stated value of the Peoples First stock issued and First Kentucky's retained earnings.

    2. The pro forma combined condensed statements of income presented herein have been prepared in accordance with the following financial assumptions:

        a. The Merger was consummated at the beginning of the respective fiscal years presented.

        b. The pooling-of-interest method of accounting is used for the business combination.

    3. One pro forma adjustment to the historical combined statements of income is necessary to reflect the proposed Merger. The reported income of Peoples First and First Kentucky for prior periods is combined and stated as income of the combined entity. Peoples First adopted the provisions of Financial Accounting Standard No. 109 effectively on January 1, 1992, changing the method of accounting for income taxes on a prospective basis. The pro forma adjustments required for First Kentucky to conform with the accounting principles used for income taxes by Peoples First are as follows (dollars in thousands):

For the Year Ended December 31, 1990.........................  $       0
For the Year Ended December 31, 1991.........................  $       0
For the Year Ended December 31, 1992.........................  $     124
For the Nine Months Ended September 30, 1993.................  $       0

         PEOPLES FIRST COMMON STOCK -- MARKET AND DIVIDEND INFORMATION


    Peoples First Common Stock is traded on the NASDAQ National Market System under the NASDAQ symbol "PFKY." The current market makers for the Peoples First Common Stock are Stifel, Nicolaus & Co. and J.J.B. Hilliard, W.L. Lyons, Inc. The following table sets forth the range of the high and low sales prices of Peoples First Common Stock and the dividends declared per share for the periods indicated. Numbers of shares and prices per share of Peoples First Common Stock have been adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend on January 4, 1994. The quarterly trading volume has ranged from 24,688 shares to 76,562 shares during the 11 calendar quarters ended September 30, 1993. As of October 15, 1993, the trading day preceding public announcement of the Merger, the last reported sales price for Peoples First Common Stock was $20.00 per share.


                                                                             CASH DIVIDENDS
  YEAR     QUARTER                                       HIGH        LOW        DECLARED
- ---------  ------------------------------------------  ---------  ---------  ---------------
1992       First Quarter.............................  $  15.125  $  11.875     $   0.085
           Second Quarter............................     17.250     15.375         0.085
           Third Quarter.............................     16.125     15.750         0.095
           Fourth Quarter............................     16.250     15.625         0.095
1993       First Quarter.............................     16.500     16.000         0.095
           Second Quarter............................     16.875     16.000         0.095
           Third Quarter.............................     20.000     16.375         0.105
           Fourth Quarter............................     25.500     19.250         0.105
1994       First Quarter.............................     27.500     25.500         0.105
           (through January 14, 1994)


    As of January 14, 1994, the last reported sales price of Peoples First Common Stock was $27.00 per share and Peoples First had 1,298 stockholders.


    The Peoples First Board currently intends to continue the payment of cash dividends on Peoples First Common Stock on a quarterly basis, dependent on future earnings, the financial condition of Peoples First, the assessment of Peoples First's future capital needs, and such other factors as the Board may deem relevant. As a bank holding company, Peoples First's ability to pay dividends is largely dependent upon dividend payments it receives from its subsidiaries, which dividend payments are subject to the limitations described under "Comparison of First Kentucky Common Stock and Peoples First Common Stock
- -- Dividends."

                    COMPARISON OF PEOPLES FIRST COMMON STOCK
                        AND FIRST KENTUCKY COMMON STOCK

    The rights of First Kentucky stockholders are currently governed by the DGCL and First Kentucky's Certificate of Incorporation and Bylaws. First Kentucky stockholders will become stockholders of Peoples First upon consummation of the Merger, and their rights as such will be governed by the Kentucky Business Corporation Act and Peoples First's Articles of Incorporation and Bylaws. The following is a summary of the material differences between the rights of stockholders of First Kentucky Common Stock and the rights of shareholders of Peoples First Common Stock. This summary does not purport to be a complete statement of the comparative rights and differences between the common stock of First Kentucky and Peoples First and is qualified in its entirety by reference to: (i) the Articles of Incorporation of Peoples First (the "Peoples First Articles"); (ii) the Bylaws of Peoples First (the "Peoples First Bylaws"); (iii) the Kentucky Business Corporation Act; (iv) the Certificate of Incorporation of First Kentucky (the "First Kentucky Certificate"); (v) the Bylaws of First
Kentucky (the "First Kentucky Bylaws"); and (vi) the DGCL, to which First Kentucky stockholders are referred.

AUTHORIZED SHARES


    PEOPLES FIRST. The authorized capital stock of Peoples First consists of 10,000,000 shares of Peoples First Common Stock, without par value, of which 6,160,322 shares were issued and outstanding as of January 14, 1994. In addition to the shares of Peoples First Common Stock already issued and outstanding, the Peoples First Board has reserved 482,780 additional shares of Peoples First Common Stock for issuance upon the exercise of stock options granted under the Peoples First 1986 Stock Option Plan.


    FIRST KENTUCKY. The authorized capital stock of First Kentucky consists of 2,500,000 shares of First Kentucky Common Stock, par value of $0.01 per share, of which 409,342 shares are issued and outstanding, and 500,000 shares of serial preferred stock, of which no shares are issued and outstanding. First Kentucky's Certificate also permits First Kentucky's Board of Directors to issue shares of serial preferred stock and to fix and state the powers, designations, preferences, and relative, participating, optional or other special rights of such shares and the qualifications, limitations, and restrictions thereof. Each share of each series of serial preferred stock has the same relative powers, preferences, and rights as, and is identical in all respects with, all the other shares of First Kentucky of the same series.

VOTING

    PEOPLES FIRST. Holders of Peoples First Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders except for the election of directors, when cumulative voting applies.

    Except with respect to the election of directors and certain matters required by statute to be submitted to shareholders, any act of the shareholders of a Kentucky corporation requires that more shares be cast in favor than against the proposed act at a meeting at which a quorum is present. The affirmative vote of a majority of all the outstanding shares of a Kentucky corporation entitled to vote is required to approve certain actions specified in the corporate statutes such as mergers, certain sales of assets, amendment of the articles of incorporation, etc.


    FIRST KENTUCKY. Each share of First Kentucky Common Stock is entitled to one vote, other than shares of First Kentucky Common Stock beneficially owned by any person without the approval of the Continuing Directors (as defined) in excess of 10% of the shares of First Kentucky Common Stock outstanding, which shares are not counted as shares entitled to vote, may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and may not be counted as outstanding for purposes of determining a quorum or the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.


    Except with respect to the election of directors and certain matters required by statute to be submitted to stockholders, any act of the stockholders of a Delaware corporation requires the affirmative vote of holders of a majority of the shares represented at a meeting at which a quorum is present. The affirmative vote of a majority of all the outstanding shares of a Delaware corporation entitled to vote is required to approve certain actions specified in the corporate statutes such as mergers, certain sales of assets, amendment of the articles of incorporation, and similar actions.

    Both the Peoples First Articles and the First Kentucky Certificate contain provisions that require the affirmative vote by a supermajority of the outstanding shares in certain circumstances. See "Certain Provisions That May Have an Anti-Takeover Effect," below.

BOARD OF DIRECTORS

    PEOPLES FIRST. Kentucky law requires cumulative voting in the election of directors. Under cumulative voting, each shareholder is entitled to vote the number of shares owned by him on the record date multiplied by the number of directors to be elected. Each shareholder may cast all of the votes for a single nominee or may distribute the votes in any manner among as many candidates as the shareholder chooses. In accordance with Kentucky law, the Peoples First Board is divided into three classes of directors, each class to be as nearly equal in number as possible. One class of directors is elected annually to serve a three-year term. A Peoples First director may be removed, with or without cause, only by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote. However, no single director may be removed from office if the votes cast against removal would be sufficient to elect the director under cumulative voting.

    FIRST KENTUCKY. First Kentucky's Certificate provides that there shall be no cumulative voting in the election of directors.

    Article XII of the First Kentucky Certificate provides that the First Kentucky Board is also divided into three classes that are as nearly equal in number as possible. The directors in each class serve for terms of three years and until their successors are elected and qualified. Article XIII provides that a director may be removed only by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote and only for cause.

    Both Peoples First and First Kentucky have a "classified" board of directors, which can make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the board of directors. Since the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the stockholders to change a majority, whereas a majority of a non-classified board may be changed in one year. In the absence of the provisions classifying the board of directors, with regard to both Peoples First and First Kentucky, all of the directors would be elected each year.

INDEMNIFICATION

    PEOPLES FIRST. Under Kentucky law, a corporation has broad powers of indemnification. A person may be indemnified for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person's official capacity in that corporation. Indemnification against reasonable legal expenses incurred by a person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. Under no circumstances may a person be indemnified for any actions taken in bad faith. Peoples First's Articles require Peoples First to indemnify its directors and officers, employees, and agents, to the maximum extent permitted by Kentucky law.

    FIRST KENTUCKY. The First Kentucky Certificate requires indemnification of directors, officers, employees and agents of First Kentucky, as well as any individual serving at such person's request or direction. Indemnification for these persons is available with regard to threatened, pending or completed actions or suits, only if the person indemnified is successful on the merits or otherwise, or has acted in good faith in the transaction that is the subject of the suit, or in such a manner that the person believed it to be not opposed to the best interests of First Kentucky. This indemnification provision applies to the taking of any and all actions in connection with First Kentucky's response to any tender offer or any offer or proposal of another party to engage in an Business Combination not approved by the board of directors. The indemnification also applies in nonderivative suits to amounts actually and reasonably incurred by the indemnified party in connection with the defense or a settlement of such suits including expenses, amounts paid in settlement, judgments and fines. Such indemnification is available only if the indemnified person is successful on the merits or otherwise, has acted in good faith or has acted in good faith in the transaction that is the subject of the suit and in a manner reasonably believed not be opposed to the best interest of First Kentucky.

LIMITATION ON DIRECTOR LIABILITY

    PEOPLES FIRST. Article 14 of the Peoples First Articles provides that a director of Peoples First will not be personally liable to Peoples First or its shareholders for monetary damages arising out of a breach of the director's fiduciary duty except for (i) any transaction in which the director has a personal financial interest in conflict with the financial interest of Peoples First or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law, (iii) any vote for or assent to an unlawful dividend or distribution to shareholders prohibited by KRS 271B.8-330; or (iv) any transaction from which the director derived an improper personal benefit. The limitations on the personal liability of a director under Article 14 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as an injunction, against any action by a director that is inappropriate. Article 14 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director's liability for acts or omissions occurring before the effectiveness of Article 14.

    FIRST KENTUCKY. The DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a directors' personal liability for monetary damages for a breach of a director's fiduciary duty to the corporation or its stockholders, subject to certain significant exceptions. Directors in a Delaware corporation adopting such a provision remain fully liable for (i) breaches of their duty of loyalty, (ii) acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock repurchase or redemptions, or (iv) deriving an improper personal benefit. In addition, the DGCL does not absolve directors from their duty of care, but only provide directors with relief from monetary damages. First Kentucky's Certificate contains a provision consistent with the DGCL limiting a director's personal liability.

DIVIDENDS

    Holders of both First Kentucky Common Stock and Peoples First Common Stock are entitled to such dividends and other distributions as may be declared from time to time by their respective boards of directors out of funds legally available therefor. The principal source of revenues from which Peoples First and First Kentucky may pay dividends are dividends received by them from their respective subsidiary banks.

    PEOPLES FIRST. The prior approval of the appropriate regulatory authorities is required if the total of all dividends declared by any one of Peoples First's subsidiary banks in any calendar year would exceed that bank's net income (as defined) for that year combined with retained net earnings (as defined) for the preceding two calendar years. Under the formula, Peoples First's subsidiary banks could declare aggregate dividends as of September 30, 1993, without the further approval of the appropriate regulatory authorities, of approximately $12.7 million.

    FIRST KENTUCKY. As of September 30, 1993, First Kentucky Federal could declare dividends of $1.3 million without the approval of regulatory authorities. See "Supervision and Regulation of First Kentucky -- Regulation of First Kentucky Federal -- Dividend Limitations."

SPECIAL MEETINGS

    PEOPLES FIRST. The Peoples First Bylaws provide that special meetings of its stockholders may be called by the Chairman of the Board or by the Peoples First Board and will be called by the President at the request of the holders of not less than one-fifth of all the shares of Peoples First Common Stock entitled to vote at the meeting.

    FIRST KENTUCKY. Article X of the First Kentucky Certificate provides that special meetings of stockholders may only be called by the First Kentucky Board or an appropriate committee appointed by the First Kentucky Board. Although management of First Kentucky believes that this provision will discourage stockholder attempts to disrupt the business of First Kentucky between annual meetings of stockholders, its effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of First Kentucky and impose its will on remaining stockholders before the next annual meeting of stockholders of First Kentucky. Article X of the First Kentucky Certificate also provides that stockholder action may be taken only at a special or annual meeting of stockholders and not by written consent.

ASSESSMENT

    Upon payment of adequate consideration for the issuance of shares of Peoples First Common Stock, as determined by the Peoples First Board, the shares so issued will be fully paid and nonassessable.

    Upon payment for consideration for their issuance, shares of First Kentucky Common Stock will be fully paid and nonassessable.

NO PREEMPTIVE RIGHTS

    Neither the Peoples First Articles nor the First Kentucky Certificate provide their respective stockholders preemptive rights to acquire unissued shares.

TRANSFER AGENTS

    The Transfer Agent and Registrar for Peoples First Common Stock is Boatmen's Trust Company, St. Louis, Missouri. The Transfer Agent and Registrar for First Kentucky Common Stock is First Kentucky Federal.

CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

    Certain provisions of the Peoples First Articles and Bylaws and of the First Kentucky Certificate and Bylaws and Delaware law may discourage a takeover attempt of First Kentucky or Peoples First that holders of a majority of their shares might determine to be in their best interest or in which stockholders might receive a premium over the current market prices for their shares. These provisions may render the removal of a director or the Board of Directors more difficult and may deter or delay corporate changes of control that have not received the requisite approval of the respective Boards of Directors.

    SUPERMAJORITY VOTING PROVISIONS

    PEOPLES FIRST. The Peoples First Articles require the affirmative vote of the holders of at least 80% of the outstanding shares of Peoples First's voting stock to approve mergers and certain other "Business Combinations" (as defined in the Articles) with an entity controlled by a beneficial owner of more than 20% of the Peoples First's voting stock (an "Interested Shareholder"). The supermajority voting provision does not apply if the transaction is either approved by a majority of the members of the Peoples First Board who are unaffiliated with the Interested Shareholder or if certain minimum price and procedural requirements are met.

    The 80% voting requirement subjects the approval of Business Combinations to supermajority voting requirements that would not otherwise apply. This provision, frequently called a "fair price" provision, is designed to help ensure fair treatment of all shareholders in the event of a takeover. The Peoples First Articles further provide that, unless the 80% voting requirement applies or the transaction is approved by the majority of the members of the Peoples First Board, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Peoples First's capital stock will be required to approve certain corporate transactions not in the ordinary course of business. In addition, certain provisions of the Peoples First Articles may not be amended, repealed, or otherwise changed without approval of the shareholders by a variable supermajority vote. While these provisions were adopted to place the Peoples First Board in a better position to evaluate acquisition offers and to negotiate with potential acquirers, certain of these provisions could have the effect of deterring certain forms of Business Combinations, including tender or exchange offers for Peoples First Common Stock. The provisions could also have the effect of maintaining incumbent management or of discouraging or defeating proposals that might be viewed as favorable by the holders of the majority of Peoples First Common Stock.

    FIRST KENTUCKY. Article XV of First Kentucky's Certificate requires the approval of the holders of (i) at least 66 2/3% of First Kentucky's outstanding shares of voting stock, and (ii) at least a majority of such shares, not including shares deemed beneficially owned by a "Related Person," as defined therein, to approve certain "Business Combinations," as defined therein unless the proposed transaction has been approved in advance by at least two-thirds of the Continuing Directors in which case, the Business Combination shall only require the affirmative vote as may be required by the Certificate of Incorporation or by applicable laws or otherwise. Article XV defines the term "Related Person" to include any individual, corporation, partnership or other person or entity which together with its affiliates beneficially owns in the aggregate 10% or more of the outstanding First Kentucky Common Stock, and
Article XV defines the term "Continuing Director" to mean a director who is unaffiliated with the Related Person and who was a director before the Related Person became a Related Person or is a successor to a Continuing Director and is unaffiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board of Directors. The provisions of Article XV apply to any "Business Combination" which is defined to include (i) any merger or consolidation of First Kentucky with or into a Related Person; (ii) any sale, lease, exchange, transfer or other disposition of all or a Substantial Part of the assets of First Kentucky or of a subsidiary to a Related Person (the term "Substantial Part" is defined to include more than 25% of First Kentucky's total assets); (iii) any merger or consolidation of a Related Person with or into First Kentucky or a subsidiary;
(iv) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to First Kentucky or a subsidiary; (v) the issuance of any securities of First Kentucky or a subsidiary to a Related Person; (vi) the acquisition by First Kentucky or a subsidiary of any securities of the Related Person; (vii) any reclassification of First Kentucky Common Stock, or any recapitalization involving First Kentucky Common Stock; and (viii) any agreement, contract or other arrangement providing for any of the foregoing transactions.

    BOARD CONSIDERATION OF CERTAIN NONMONETARY FACTORS IN THE EVENT OF AN OFFER BY ANOTHER PARTY

    PEOPLES FIRST. The Peoples First Articles require the Peoples First Board to base its response to any offer to enter into a share exchange, merge, consolidate, or otherwise purchase substantially all of the assets of Peoples First, on several factors. The factors the Peoples First Board must consider include (a) the consideration being offered (i.e., how does it compare to the Board's then current estimate of the current or future value of Peoples First in a freely negotiated transaction, and how does it compare to the Board's then current estimate of the future value of Peoples First as an independent entity),
(b) the social, legal and economic effects on the communities in which Peoples First and its subsidiaries operate or are located, (c) the social, legal and economic effects upon employees, customers, suppliers and other constituents of Peoples First and its subsidiaries, and (d) the competence, experience and integrity of the acquiring party or parties and its or their management.

    FIRST KENTUCKY. Article XVI of First Kentucky's Certificate directs the First Kentucky Board, when evaluating a Business Combination or a tender or exchange offer, to consider, in addition to the adequacy of the consideration to be received in connection with any such transaction, certain specified factors and any other factors the Board of Directors deems relevant. Among the factors the board must consider are: the social and economic effects of the transaction on First Kentucky and its subsidiaries, employees, depositors, loan and other customers, creditors, and other elements of the communities in which First Kentucky and its subsidiaries operate or are located; the business and financial condition and earnings prospects of the acquiring party or parties; and the competence, experience, and integrity of the acquiring party or parties and its or their management.

    ADDITIONAL ANTI-TAKEOVER PROVISIONS

    PEOPLES FIRST. Article 13 of the Peoples First Articles provides that Articles 7 (supermajority voting requirement for certain transactions), 8 ("fair price" provision governing certain Business Combinations), 9 (Board consideration of certain nonmonetary factors in response to acquisition proposals), 10 (number and removal of directors and vacant directorships), 11 (classification of directors), 12 (indemnification) and 13 (amendment and repeal of certain articles) may only be altered, amended or repealed by the affirmative vote of the number of shares entitled to vote equal to the sum of (i) the number of shares beneficially owned by any "Interested Shareholder" (as defined in Article 8) plus (ii) one-half of all remaining shares entitled to vote.


    FIRST KENTUCKY. Article XI of First Kentucky's Certificate provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to First Kentucky not fewer than 30 or more than 60 days in advance of the meeting.

    Article XII of First Kentucky's Certificate provides that the number of directors of First Kentucky (exclusive of directors, if any, to be elected by the holders of any to-be-issued shares of preferred stock of First Kentucky) shall not be less than five nor more than 11 as shall be provided from time to time in accordance with First Kentucky's Bylaws. Additionally, the power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the First Kentucky Board.

    Article XIV of First Kentucky's Certificate provides that, until June 18, 1996, no person may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Kentucky unless the offer or acquisition shall have been approved in advance by a two-thirds vote of the Continuing Directors. In addition, until June 18, 1996, each share beneficially owned in violation of the foregoing percentage limitation, as determined by a majority of the Continuing Directors, as defined in Article XV, shall not be counted as shares entitled to vote, shall not be voted by any person or counted as voting shares in connection with any matter submitted to stockholders for a vote, and shall not be counted as outstanding for purposes of determining a quorum or the affirmative vote necessary to approve any matter submitted to its stockholders for a vote.

    Article XIX of First Kentucky's Certificate provides that First Kentucky's Bylaws may be amended by the affirmative vote of either a two-thirds of the First Kentucky Board or the holders of at least 66 2/3% of the outstanding shares of First Kentucky's stock entitled to vote generally in the election of directors. Absent this provision, Delaware law provides that a corporation's bylaws may be amended by the holders of a majority of the outstanding capital stock. First Kentucky's Bylaws contain numerous powers concerning its governance, such as fixing the number of directors and determining the number of directors constituting a quorum.

    Article XX of First Kentucky's Certificate provides that specified provisions contained in the Certificate may not be repealed or amended except upon the affirmative vote of at least 66 2/3% or 80% of the outstanding shares of stock entitled to vote generally in the election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the DGCL for the repeal or amendment of a provision of First Kentucky's Certificate. The specific provisions for which a 66 2/3% or larger vote is required by Article XX are (i) Article X governing the calling of special meetings, the absence of cumulative voting rights and the requirement that stockholder action be only taken at annual or special meetings, (ii)
Article XI requiring written notice of nominations for the election of directors and new business proposals, (iii) Article XII governing the number of directors, the filling of vacancies on the First Kentucky Board and classified terms of the Board, (iv) Article XIV restricting certain acquisitions of more than 10% of First Kentucky's equity securities, (v) Article XV governing the requirement for the approval of certain Business Combinations involving Related Persons, (vi)
Article XVI regarding the consideration of certain nonmonetary factors in the event of an offer by another party, (vii) Article XVII pertaining to the elimination of the liability of the directors to First Kentucky and its stockholders for monetary damages, with certain exceptions, for breach of fiduciary duty, (viii) Article XVIII providing for the indemnification of directors, officers, employees and agents of First Kentucky, and (ix) Article XIX and Article XX governing the required stockholder vote for amending the Bylaws and Certificate of Incorporation, respectively of First Kentucky. In addition, an 80% vote is required for an amendment of Article XIII governing removals of directors.

                          FIRST KENTUCKY BANCORP, INC.

    First Kentucky was incorporated under Delaware law on January 10, 1991 at the direction of the Board of Directors of First Kentucky Federal for the purpose of becoming a holding company for First Kentucky Federal. On June 18, 1991, First Kentucky acquired all the outstanding stock of First Kentucky Federal in connection with its conversion to stock form.

    First Kentucky is classified as a unitary savings and loan holding company and is subject to regulation by the OTS. First Kentucky's principal business is the business of First Kentucky Federal and First Kentucky Federal's subsidiary. As a holding company, First Kentucky has greater flexibility than First Kentucky Federal to diversify its business activities, such as through the use of existing or newly formed subsidiaries or through acquisition or merger. The holding company structure also permits First Kentucky to expand the financial services currently offered through First Kentucky Federal and its subsidiary. So long as First Kentucky remains a unitary savings and loan holding company and First Kentucky Federal satisfies the "Qualified Thrift Lender" test, First Kentucky may diversify its activities in such a manner as to include any activities allowed by regulation to a unitary savings and loan holding company. See "Supervision and Regulation of First Kentucky."

    Before  its  acquisition  of  the stock  of  First  Kentucky  Federal, First
Kentucky had no assets or liabilities and engaged in no business activities. Since the acquisition, First Kentucky has not engaged in any significant activity other than holding the stock of First Kentucky Federal and operating a savings and loan business through First Kentucky Federal. Accordingly, the information set forth in this Prospectus-Proxy Statement, including financial statements and related data, relates primarily to First Kentucky Federal and its subsidiary.

    The executive offices of First Kentucky and First Kentucky Federal are located at 214 North First Street, Central City, Kentucky 42330, and the main telephone number is (502) 754-1331.

FIRST KENTUCKY FEDERAL

    First Kentucky Federal was incorporated in 1934 as Central City Federal Savings and Loan Association and changed its name to First Federal Savings and Loan Association of Central City in 1967. In January 1984, First Federal Savings and Loan Association of Central City and Ohio County Federal Savings and Loan Association merged in a transaction accounted for as a pooling of interests and the combined entity adopted the corporate title "First Kentucky Federal Savings and Loan Association." In 1990, First Kentucky Federal converted to a federally chartered savings bank and adopted its current corporate title in order to emphasize the broader array of services it now offers. In June 1991, First Kentucky Federal converted from mutual to stock form and simultaneously became a wholly owned subsidiary of First Kentucky. First Kentucky Federal is primarily engaged in the business of attracting deposits from the general public and originating permanent and construction loans secured by residential properties in Kentucky. To a lesser extent, First Kentucky Federal originates consumer loans and home equity loans. First Kentucky Federal conducts its operations through its main office in Central City, Kentucky and five branch offices in Muhlenberg, Ohio, McLean and Butler Counties. First Kentucky Federal is the largest financial institution headquartered in its market area.

    First Kentucky Federal has historically followed a conservative business strategy, investing primarily in one-to four-family mortgages and U.S. Treasury and federal agency securities. To improve its long-term profitability and capital position, First Kentucky Federal undertook an asset restructuring in 1988 that included a controlled shrinkage in First Kentucky Federal's asset base and an increase in the percentage of First Kentucky Federal's assets represented by adjustable-rate mortgages. As part of the restructuring, First Kentucky Federal began purchasing adjustable-rate, single-family mortgages from selected thrift institutions and mortgage bankers in other parts of Kentucky.

Such loans must meet the same underwriting criteria as direct originations. As a result of its restructuring, First Kentucky Federal believes that it has reduced its exposure to risk from fluctuating interest rates and has increased the percentage of its assets that constitute Qualified Thrift Investments as defined under applicable regulations.

    As a federally chartered savings association, First Kentucky Federal's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits for each depositor. First Kentucky Federal is a member of the Federal Home Loan Bank ("FHLB") of Cincinnati, which is one of the 12 district banks comprising the FHLB System. First Kentucky Federal is subject to comprehensive examination, supervision and regulation by the OTS and the FDIC. This regulation is intended primarily for the protection of depositors.

    MARKET AREA. First Kentucky Federal's primary market for its lending and deposit services is Muhlenberg, Ohio, McLean and Butler Counties in Western Kentucky, a rural region whose economy has historically been dominated by coal mining and agriculture. First Kentucky Federal's primary market area has experienced an economic decline since the collapse of energy prices in the late 1970s. Although the region has begun attracting light industry, it is still characterized by high unemployment. The 1991 unemployment rates, as estimated by the Kentucky Cabinet for Human Resources, for Muhlenberg and Ohio Counties in which four of First Kentucky Federal's offices are located were approximately double the national average. Muhlenberg County's estimated unemployment rate for 1991 was 12.8%; and Ohio County's estimated 1991 unemployment rate was 13.5%. The estimated 1991 unemployment rate for McLean County, in which one of First Kentucky Federal's offices is located, was 12.4%. The estimated 1991 unemployment rate for Butler County was 7.4%, the same as Kentucky's overall estimated 1991 rate, compared to the 1991 national average of 6.7%.

    Per capita personal income in Kentucky for 1991 was $15,539, 81.4% of the national average of $19,082, ranking Kentucky 42nd in the country, according to the Kentucky Cabinet for Human Resources.

    1990 Census public information listed Muhlenberg County's population as 31,318, of which 8,058 persons or 25.7% were under the age of 18 years and 4,738 persons or 15.1% were over 65 years of age.

    Specified owner-occupied housing units were 6,159 in Muhlenberg County according to 1990 Census public information with a median value of $37,300, well below the national average. According to the same information, 4,259 units or 69.15% of 6,159 specified owner-occupied units were valued at less than $50,000; 177 units or 2.87% were valued at more than $100,000.

LENDING ACTIVITIES

    GENERAL. The principal lending activity of First Kentucky Federal is the origination and purchase of conventional adjustable-rate first mortgage loans for the purpose of purchasing or refinancing owner-occupied, one-to four-family residential properties in its primary market area. First Kentucky Federal also originates fixed-rate, residential mortgages that fully amortize over a ten-year term. All residential mortgages are currently originated or purchased for portfolio. In addition, First Kentucky Federal engages in consumer lending in the form of loans secured by deposits in First Kentucky Federal, installment loans, automobile and other vehicle loans and home equity lines of credit to existing first mortgage customers. First Kentucky Federal also holds in portfolio loans secured by commercial and multi-family (i.e., more than four-family) real estate and commercial loans. At September 30, 1993, approximately $66.3 million or 81.7% of First Kentucky Federal's total loans (before the deduction of undisbursed funds, unearned fees and loan loss allowances)  consisted  of  loans  secured  by  one-to  four-family  residential properties, almost all of which were loans secured by owner-occupied, single-family properties.

    Before the 1980s, First Kentucky Federal's residential lending activities consisted largely of originating fixed-rate mortgage loans with maturities of up to 25 years for retention in the loan portfolio. Subsequently, however, fundamental changes in the regulation of savings institutions and unprecedented economic conditions combined to increase significantly both the level and volatility of

First Kentucky Federal's cost of funds. In addition, the economy in First Kentucky Federal's primary market area began experiencing a decline, which significantly limited loan origination opportunities. To preserve income in an adverse market, First Kentucky Federal for a time deemphasized long-term mortgage lending and devoted a higher percentage of its assets to long-term investment securities. See "Investment Activities." More recently, First Kentucky Federal has sought to build a more rate-sensitive loan portfolio by originating adjustable-rate, single-family mortgages. First Kentucky Federal has also engaged in short-term consumer lending and developed a ten-year residential mortgage. First Kentucky Federal has supplemented loan originations in its primary market area with selective purchases of adjustable-rate, one-to four-family mortgages from selected thrift institutions and mortgage bankers in Kentucky. See "Lending Activities -- Originations and Purchases of Mortgage Loans." During fiscal year 1993, First Kentucky Federal purchased mortgage-backed securities to supplement loan originations in view of declining demand for adjustable-rate, one-to four-family mortgages. See "Investment Activities."

    Set forth below is selected data relating to the composition of First Kentucky Federal's loan portfolio by type of loan and type of security on the dates indicated. As of September 30, 1993, First Kentucky Federal had no concentrations of loans exceeding 10% of total loans other than as disclosed below.

                                                                          AT SEPTEMBER 30,
                                               ----------------------------------------------------------------------
                                                        1993                    1992                    1991
                                               ----------------------  ----------------------  ----------------------
                                                AMOUNT         %        AMOUNT         %        AMOUNT         %
                                               ---------  -----------  ---------  -----------  ---------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Type of Loan:
Conventional real estate loans --
  Interim construction loans.................  $   2,052        2.5%   $   1,299        1.5%   $     453        0.5%
  Loans on existing property (1).............     65,228       80.5       68,920       82.0       84,968       85.1
  Participations.............................      1,721        2.1        1,885        2.2        2,275        2.3
Consumer loans --
  Savings account loans......................      2,522        3.1        2,327        2.8        2,761        2.8
  Home improvement loans.....................         11      --              14      --              34      --
  Home equity loans..........................        687         0.8         720         0.9         656         0.7
  Other (2)..................................      7,819         9.7       7,942         9.4       7,291         7.3
Commercial loans.............................      1,036         1.3         988         1.2       1,304         1.3
                                               ---------       -----   ---------       -----   ---------       -----
                                                  81,076       100.0 %    84,095       100.0 %    99,742       100.0 %
                                                               -----                   -----                   -----
                                                               -----                   -----                   -----
Less:
  Loans in process...........................     (1,288)                   (830)                   (423)
  Discounts and other........................       (795)                   (821)                   (797)
  Loan loss allowance........................       (760)                   (756)                   (527)
                                               ---------               ---------               ---------
    Total....................................  $  78,233               $  81,688               $  97,995
                                               ---------               ---------               ---------
                                               ---------               ---------               ---------
Type of Security:
Residential real estate
  One-to four-family.........................  $  66,265        81.7 % $  68,827        81.8 % $  83,788        84.0 %
  Five-or more-family........................      2,274         2.8       2,415         2.9       2,561         2.6
Commercial or industrial real estate.........      4,458         5.5       4,465         5.3       5,523         5.5
Savings accounts.............................      2,522         3.1       2,327         2.8       2,761         2.8
Other (2)....................................      5,557         6.9       6,061         7.2       5,109         5.1
                                               ---------       -----   ---------       -----   ---------       -----
                                                  81,076       100.0 %    84,095       100.0 %    99,742       100.0 %
                                                               -----                   -----                   -----
                                                               -----                   -----                   -----
Less:
  Loans in process...........................     (1,288)                   (830)                   (423)
  Discounts and other........................       (795)                   (821)                   (797)
  Loan loss allowance........................       (760)                   (756)                   (527)
                                               ---------               ---------               ---------
    Total....................................  $  78,233               $  81,688               $  97,995
                                               ---------               ---------               ---------
                                               ---------               ---------               ---------

- ------------------------
(1)   Includes construction loans converted to permanent loans.
(2) Includes loans secured by automobiles, boats, and recreational vehicles and installment loans.

    LOAN MATURITY SCHEDULE. The following table sets forth certain information at September 30, 1993 regarding the dollar amount of loans (net of unearned discounts on consumer loans) maturing in First Kentucky Federal's portfolio based on their contractual terms to maturity, including scheduled repayments of principal. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

                                                 DUE IN ONE    DUE AFTER ONE     DUE AFTER
                                                YEAR OR LESS    THROUGH FIVE    FIVE YEARS
                                                    AFTER       YEARS AFTER        AFTER
                                                SEPTEMBER 30,  SEPTEMBER 30,   SEPTEMBER 30,
                                                    1993            1993           1993         TOTAL
                                                -------------  --------------  -------------  ---------
                                                                    (IN THOUSANDS)
Real estate mortgage..........................   $     4,867     $   21,178     $    40,904   $  66,949
Real estate construction......................            54            237           1,761       2,052
Real estate installment.......................         2,562          1,850              68       4,480
Commercial....................................           620            264             113         997
Other.........................................         2,779            912           2,331       6,022
                                                -------------  --------------  -------------  ---------
  Total.......................................   $    10,882     $   24,441     $    45,177   $  80,500
                                                -------------  --------------  -------------  ---------
                                                -------------  --------------  -------------  ---------

    The next table sets forth the dollar amount of all loans at September 30, 1993 and due one year after September 30, 1993 which have predetermined interest rates and have floating or adjustable interest rates.

                                                                              FLOATING OR
                                                                               ADJUSTABLE
                                                        PREDETERMINED RATES       RATE         TOTAL
                                                        -------------------  --------------  ---------
                                                                        (IN THOUSANDS)
Real estate mortgage..................................      $    16,917        $   45,165    $  62,082
Real estate construction..............................              197             1,801        1,998
Real estate installment...............................            1,839                79        1,918
Commercial............................................              343                34          377
Other.................................................            1,203             2,040        3,243
                                                               --------      --------------  ---------
  Total...............................................      $    20,499        $   49,119    $  69,618
                                                               --------      --------------  ---------
                                                               --------      --------------  ---------

    ONE-TO FOUR-FAMILY REAL ESTATE LENDING. The primary emphasis in First Kentucky Federal's lending activity is the origination of loans secured by first liens on owner-occupied, one-to four-family residential properties. First Kentucky Federal's mortgage loan originations are generally for terms of 10 to 25 years, amortized on a monthly basis, with principal and interest due each month. Residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans at their option, typically without penalty. First Kentucky Federal generally requires borrowers to secure hazard insurance naming First Kentucky Federal as loss payee on residential mortgage loans in the amount of the loan.

    First Kentucky Federal principally offers one-year, adjustable-rate mortgage loans with rate adjustments indexed to the weekly average rate of U.S. Treasury securities adjusted to a constant one-year maturity (the "one-year U.S. Treasury bill rate"). First Kentucky Federal's loan portfolio also includes adjustable-rate loans indexed to the monthly national median cost of funds index for thrift institutions as compiled by the OTS (the "national median cost of funds index"). At September 30, 1993, First Kentucky Federal had approximately $10.7 million in adjustable-rate mortgages indexed to the one-year U.S. Treasury bill rate and $27.5 million indexed to the national median cost of funds index. The interest rates on these mortgages are adjustable once a year or once every three years with limitations on upward adjustments of 100 or 200 basis points per adjustment period, and a 400 or 500 basis point cap on upward rate adjustments over the life of the loan. Certain of First Kentucky Federal's adjustable rate loans have a 100 or 200 basis point limit on downward adjustments. The retention of adjustable-rate mortgage loans in First Kentucky Federal's loan portfolio helps reduce First Kentucky Federal's exposure to increases in interest rates to less than it would be if First Kentucky Federal only held long-term, fixed-rate residential loans. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower. Further, the majority of the adjustable-rate mortgages originated or purchased by First Kentucky Federal have provided for initial rates of interest below the rates that would prevail were the index used for pricing applied initially. These loans are subject to increased risk of delinquency or default as the higher, fully indexed rate of interest subsequently comes into effect, replacing the lower initial rate. First Kentucky Federal estimates that there were in portfolio at September 30, 1993 approximately $1.6 million in adjustable-rate loans on which the rates paid by borrowers are below the fully indexed rate. Borrowers on adjustable-rate mortgages, however, must generally qualify for the loan at the fully indexed rate.

    Although adjustable-rate  mortgage loans  allow  First Kentucky  Federal  to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate ceilings contained in adjustable-rate mortgage loan contracts. In addition, interest rates on adjustable-rate mortgages using the national median cost of funds index generally trail the market because of delays in publishing the index. In declining rate environments, however, borrowers may seek to refinance their adjustable-rate mortgages with fixed-rate loans in order to lock in a lower rate. Accordingly, there can be no assurance that yields on First Kentucky Federal's adjustable-rate mortgages will adjust sufficiently to compensate for increases in First Kentucky Federal's cost of funds. First Kentucky Federal does not originate or purchase adjustable-rate residential mortgages with terms that could result in negative amortization. First Kentucky Federal originated approximately $12.5 million in adjustable-rate mortgage loans for the year ended September 30, 1993. Adjustable-rate mortgage loans amounted to approximately $47.6 million, or 58.7%, of the loan portfolio at September 30, 1993 which includes renegotiable-rate mortgages which are no longer offered.

    Fixed-rate, one-to four-family mortgages currently offered by First Kentucky Federal are ten, fifteen and twenty year, fully amortizing mortgages. First Kentucky Federal will only finance purchases of mobile homes for a term of not more than ten years and only if the mobile home is permanently affixed to a foundation on land owned by the borrower. First Kentucky Federal also requires a first lien against both the mobile home and the land to which it is affixed. Modular homes affixed to land are financed for up to 15-year terms. At September 30, 1993, First Kentucky Federal's mortgage portfolio included approximately $316,000 in loans for which a mobile home or a modular home is part of the security.

    Under OTS regulations which became effective March 19, 1993, savings associations must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits, that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank regulators.

    The Interagency Guidelines, among other things, call upon depository institutions to establish internal loan-to-value limits for real estate loans that are not in excess the following supervisory limits: (i) for loans secured by raw land, the supervisory loan-to-value limit is 65% of the value of the collateral; (ii) for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), the supervisory limit is 75%; (iii) for loans for the construction of commercial, multifamily or other nonresidential property, the supervisory limit is 80%; (iv) for loans for the construction of one-to-four family properties, the supervisory limit is 85%; and (v) for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property including non-owner-occupied one-to-four family property), the limit is 85%. Although no supervisory loan-to-value limit has been established for owner-occupied, one-to-four family and home equity loans, the Interagency Guidelines state that for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

    The Interagency Guidelines state that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits, based on the support provided by other credit factors. The aggregate amount of loans in excess of the supervisory loan-to-value limits, however, should not exceed 100% of total capital and the total of such loans secured by commercial, agricultural, multifamily and other non-one-to-four family residential properties should not exceed 30% of total capital. The supervisory loan-to-value limits do not apply to certain categories of loans including loans insured or guaranteed by the U.S. government and its agencies or by financially capable state, local or municipal governments or agencies, loans backed by the full faith and credit of a state government, loans that are to be sold promptly after origination without recourse to a financially responsible party, loans that are renewed, refinanced or restructured without the advancement of new funds, loans that are renewed, refinanced or restructured in connection with a workout, loans to facilitate sales of real estate acquired by the institution in the ordinary course of collecting a debt previously contracted and loans where the real estate is not the primary collateral.

    First Kentucky Federal's lending policies generally limit the maximum loan-to-value ratio on residential mortgage loans to 80% of the lesser of the appraised value or purchase price. First Kentucky Federal will originate residential mortgages with loan-to-value ratios of up to 90% provided the borrower obtains private mortgage insurance reducing First Kentucky Federal's loss exposure to 80%. First Kentucky Federal generally charges higher rates on one-to four-family mortgages with loan-to-value ratios in excess of 80%. The maximum loan-to-value ratio for loans for which part of the security is a mobile home is 70% and the maximum loan-to-value for loans secured by modular homes is 75%.

    All appraisals performed in connection with federally related transactions must be performed by state-certified or state-licensed appraisers after December 31, 1992. Federally related transactions are defined to include real estate-related financial transactions that the OTS regulates and would include mortgages made by First Kentucky Federal. Appraisals by state-certified appraisers will be required for all such transactions having a value of $1,000,000 or more. The OTS is authorized to determine other circumstances in which appraisals must be performed by state-certified appraisers. The OTS has adopted regulations requiring that all real estate-related financial transactions engaged in by savings associations having a transaction value of $250,000 or more, other than those involving appraisals of one-to four-family residential properties, shall require an appraisal performed by a state-certified appraiser. One-to four-family residential property financing may require an appraisal by a state-certified appraiser if the amount involved exceeds $1,000,000 or the financing involves a "complex" one-to four-family property appraisal. Exceptions are made for financings in which the transaction value is $100,000 or less or when the lien is not necessary security. The federal banking agencies have recently proposed to increase the minimum level for required appraisals to $250,000. Management of First Kentucky Federal does not anticipate that these regulations will have a material effect on its lending activities, since First Kentucky Federal already requires a licensed appraiser on all transactions.

    CONSTRUCTION LENDING. First Kentucky Federal's construction lending has primarily involved lending to individuals for construction of primary residences. First Kentucky Federal has only financed construction of other properties on a limited basis. At September 30, 1993, the loan portfolio included $2,051,749 in loans secured by properties under construction.

    All of First Kentucky Federal's construction loans are structured to convert to permanent loans upon completion of construction. The interest rates and fees charged during the construction phase, which generally lasts six months, are the same as those charged on the permanent loan. Loan proceeds are disbursed during the construction phase according to a draw schedule based on the stage of completion. Construction projects are inspected by appraisers. Construction loans are underwritten on the basis of the estimated value of the property as completed and loan-to-value ratios must conform to the requirements for the permanent loan. First Kentucky Federal's construction loan borrowers are generally existing customers of First Kentucky Federal.

    Loans involving construction financing have a higher level of risk than loans for the purchase of existing homes since collateral value and construction costs can only be estimated at the time the loan is approved. First Kentucky Federal has sought to minimize its risk in construction lending by offering such financing only to persons who intend to occupy the completed structure and limiting construction lending to market areas with which management is familiar.

    MULTI-FAMILY AND COMMERCIAL REAL ESTATE LENDING. At September 30, 1993, loans secured by multi-family (i.e., more than four units) and commercial properties constituted approximately $6.4 million, or 7.9% of First Kentucky Federal's total loans. First Kentucky Federal's permanent multi-family and commercial real estate loans are secured by improved property such as office buildings and apartment buildings, nursing homes, and to a lesser extent retail centers which are located in First Kentucky Federal's primary market area. First Kentucky Federal has not actively pursued this form of lending in recent years.

    Multi-family and commercial real estate loans generally have terms of 10 to 25 years. Multi-family and commercial mortgages are generally made in amounts not exceeding 75% of the lesser of the appraised value or purchase price of the property. All of First Kentucky Federal's multi-family and commercial property loans require regular payments of principal and interest and generally have floating rates indexed to the one-year U.S. Treasury bill rate. First Kentucky Federal also offers a self-amortizing ten-year, fixed-rate loan for multi-family and commercial property.

    Loans secured by multi-family and commercial real estate generally are larger and involve greater risks than one-to four-family residential mortgage loans. Because payments on loans secured by such properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. First Kentucky Federal seeks to minimize these risks in a variety of ways, including limiting the size and loan-to-value ratios of its multi-family and commercial real estate loans and restricting such loans to its primary market area. First Kentucky Federal's larger multi-family loans have also involved rent or payment guarantees from the U.S. Department of Housing and Urban Development.


    The aggregate amount of loans which a federal association may make on the security of liens on non-residential real property may not exceed 400% of the institution's total capital. In addition, the Director of OTS is authorized to permit federal savings associations to exceed the 400% of capital limit in certain circumstances. First Kentucky Federal's non-residential real property loans did not exceed 400% of total capital at September 30, 1993.


    FIRREA provides that the loans-to-one-borrower limits applicable to national banks apply to savings associations in the same manner and to the same extent. Previously, First Kentucky Federal was generally authorized to make loans to one borrower, including related entities, in an amount equal to the lesser of 10% of deposits or 100% of regulatory capital. Under the new limits, with certain limited exceptions, loans and extensions of credit to a person outstanding at one time shall not exceed 15% of the unimpaired capital and surplus of the savings association. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and surplus. At September 30, 1993, the largest amount lent or committed to one borrower by First Kentucky Federal was $1.38 million consisting of two loans which were approximately 10.1% of First Kentucky Federal's current unimpaired capital and surplus. The principal on all of the foregoing loans is guaranteed by the Federal Housing Administration and a portion of the interest is subsidized by the U.S. Department of Housing and Urban Development. At September 30, 1993, First Kentucky Federal had no lending relationships in excess of the new loans-to-one-borrower limits.

    CONSUMER  LENDING.    At  September  30,  1993,  total  consumer  loans were
approximately $11.0 million or 13.6% of First Kentucky Federal's total loan portfolio. During recent years, First Kentucky

Federal has not actively sought to originate consumer loans but has made consumer lending available in order to fully service the needs of customers. First Kentucky Federal has primarily emphasized origination of home equity loans and lines of credit which have become an increasingly important form of consumer lending since the Tax Reform Act of 1986 began a phased elimination of the deductibility of interest paid on other forms of consumer credit. As of September 30, 1993, home equity loans and lines of credit totaled $1.25 million or 1.5% of the loan portfolio of which $757,000 has been disbursed.

    First Kentucky Federal's home equity loans and lines of credit have been made on the security of primary residences on which First Kentucky Federal has a first mortgage. The amount of the line of credit may not exceed 80% of the appraised value of the property less the outstanding principal of the first mortgage. First Kentucky Federal's home equity lines of credit bear variable rates of interest indexed to one-year U.S. Treasury bill rate. Funds committed under home equity lines of credit may be accessed through special checking accounts with minimum disbursements of $1,000. Consumer loans made by First Kentucky Federal have also included automobile and installment loans and loans secured by deposits in First Kentucky Federal. The original principal amounts of First Kentucky Federal's automobile loans do not exceed 80% of the manufacturer's suggested retail price on new vehicles or the lesser of the National Automobile Dealers Association official used car guide loan value or 80% of purchase price for used vehicles. First Kentucky Federal does not purchase automobile loans from dealers or other originators. The maximum term offered on automobile loans is currently four years. However, management expects to offer 60 month loans on new vehicles by the end of 1993.

    First Kentucky Federal believes that the shorter terms and the normally higher interest rates available on various types of consumer loans have been helpful in maintaining a profitable spread between First Kentucky Federal's average loan yield and its cost of funds. First Kentucky Federal also believes that consumer lending is useful in developing and maintaining customer relationships. Consumer loans do, however, pose additional risks of collectibility when compared to traditional types of loans granted by thrift institutions such as residential mortgage loans. First Kentucky Federal has sought to reduce the risk of consumer lending by granting primarily home equity loans and underwriting consumer loans on the basis of the borrower's ability to repay. In addition, First Kentucky Federal generally takes some form of security for its consumer loans.

    COMMERCIAL LENDING. As a federal savings bank, First Kentucky Federal is authorized to invest up to 10% of its assets in commercial loans not secured by real property. At September 30, 1993, First Kentucky Federal had $655,000 or 0.81% of its loan portfolio, in such loans outstanding. First Kentucky Federal has generally originated commercial loans to accommodate existing customers and does not currently intend to expand this activity. First Kentucky Federal's commercial loans have generally been made on the security of equipment or accounts receivable. First Kentucky Federal anticipates that it will continue to originate commercial loans, to the extent permitted by regulation, in accordance with past practice.

    LOAN SOLICITATION AND PROCESSING. Loan originations are derived from a number of sources. Residential loan originations primarily come from walk-in customers but also can be attributed to realtor referrals and referrals by savers and borrowers. First Kentucky Federal also purchases loans from selected thrift institutions and mortgage bankers in Kentucky. Loan applications are underwritten and closed based on either Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA") underwriting guidelines or First Kentucky Federal's own loan guidelines. Consumer and other loan originations emanate from many of the same sources as for residential real estate loan originations.

    Upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to verify specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate intended to secure the proposed loan is undertaken by a fee appraiser approved by First Kentucky Federal. Once a loan application has been completed and all information has been obtained, the application is presented to First Kentucky Federal's Loan Committee consisting of two directors for final approval. Consumer loans within certain other limits may be approved by Bank officers.

    Loan applicants are promptly notified in writing of the decision of First Kentucky Federal. If the loan is approved, the notification will provide that First Kentucky Federal's commitment will terminate within 60 days of the letter. Commitment periods may be extended for good cause and upon written approval but may be conditioned upon requalification by the borrower. Commitments for periods of longer than 60 days may be granted upon request.

    ORIGINATIONS AND  PURCHASES OF  MORTGAGE LOANS.   The  following table  sets
forth certain information with respect to the loan origination and purchase activity of First Kentucky Federal for the periods indicated.

                                                                          YEAR ENDED SEPTEMBER 30,
                                                                       -------------------------------
                                                                         1993       1992       1991
                                                                       ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Loans originated:
  Conventional real estate loans:
    Construction loans...............................................  $   3,604  $   1,906  $   2,130
    Loans on existing property.......................................      6,278      3,509      3,328
    Loans refinanced.................................................      7,531     10,279      2,708
  Consumer...........................................................      7,092      7,236      6,771
  Commercial loans...................................................        365        324        532
  Other loans........................................................     --         --         --
                                                                       ---------  ---------  ---------
        Total loans originated.......................................  $  24,870  $  23,254  $  15,469
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------
Loans purchased:
  Real estate loans:
    Whole loans......................................................  $  --      $  --      $  --
    Participations...................................................     --         --         --
                                                                       ---------  ---------  ---------
        Total loans purchased........................................  $  --      $  --      $  --
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    First Kentucky Federal's loan originations continued to increase during fiscal year 1993 primarily as a result of increased volume in real estate lending. Originations, net of refinancings, increased to $17.3 million in fiscal year 1993, compared to $13.0 million in fiscal year 1992. Refinancings, which had increased significantly in fiscal years 1992 as borrowers took advantage of lower interest rates, continued to contribute to increased loan originations in the current year.

    During recent years, First Kentucky Federal has supplemented loan originations in its primary market area with purchases of loans from selected thrift institutions and mortgage bankers in other parts of Kentucky. First Kentucky Federal's loan purchases have involved primarily adjustable-rate mortgages secured by single-family properties located in Lexington, Kentucky. First Kentucky Federal has also originated adjustable-rate mortgages through a mortgage banker in Bowling Green, Kentucky. Both Lexington and Bowling Green have experienced more favorable economic conditions than First Kentucky Federal's primary market area in recent years. First Kentucky Federal only purchases loans that meet its normal underwriting criteria. The majority of purchased loans continue to be serviced by the originator for which the servicer receives a fee equal to 3/8% of each loan payment. First Kentucky Federal made no loan purchases during the most recent fiscal year in order to avoid geographic concentrations outside its primary market area. First Kentucky Federal has not sold any loans or participations.

    INTEREST RATES AND LOAN FEES. Interest rates charged by First Kentucky Federal on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage loan rates reflect factors such as general interest rate levels, the supply of money available to the savings industry and the demand for such loans. These factors are in turn affected by general economic conditions, the monetary policies of the Federal government, including the Federal Reserve Board, the general supply of money in the economy, tax policies and governmental budget matters.

    In addition to interest earned on loans and income from servicing of loans, First Kentucky Federal receives fees in connection with loan commitments and originations, loan modifications, late payments, changes of property ownership and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans originated, sold and purchased, which in turn is dependent on prevailing mortgage interest rates and their effect on the demand for loans in the markets served by First Kentucky Federal. To the extent that loans are originated or acquired for the portfolio, generally accepted accounting principles limit immediate recognition of loan origination or acquisition fees as revenues and requires that such income (net of certain loan origination or acquisition costs) be recognized over the estimated life of such loans. See Note 2 of Notes to Consolidated Financial Statements.

    NON-PERFORMING LOANS AND ASSET CLASSIFICATION. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Residential and commercial mortgage loans are generally placed on nonaccrual status when either principal or interest is more than 90 days past due, unless management considers the interest collectible. First Kentucky Federal, however, establishes reserves for uncollected interest on all loans more than 90 days past due. Consumer loans are generally charged off when or before the loan becomes 120 days delinquent.

    First Kentucky Federal's collection procedures provide that when a loan is 10 days' past due for a consumer loan or 15 days' past due for a mortgage loan, the borrower is contacted by mail, and payment is requested. If the delinquency continues, subsequent efforts are made to contact the delinquent borrower. Additional attempts are made to contact the borrower and if the loan continues in a delinquent status for 120 days or more, First Kentucky Federal generally initiates legal proceedings and/or charges off the loan.

    Real estate acquired by First Kentucky Federal as a result of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at the lower of the unpaid principal balance or its fair market value. Any required write-down of the loan to its fair market value is charged to the allowance for loan losses.

    At September 30, 1993, First Kentucky Federal owned approximately $267,572 (net of valuation reserves of $99,410) of property acquired as the result of foreclosure, repossession or by deed in lieu of foreclosure and classified as "real estate owned" and repossessed assets. Of the six properties which make up the total gross amount of $366,982, four properties, aggregating $81,674, represent primarily undeveloped land on hand for several years and have been fully reserved and one residential property ($18,000) is currently rented. An apartment complex with a carrying value of $532,000 previously held in real estate owned since 1987 was sold in February 1993. During September 1993, management reclassified three loans to one borrower under in-substance foreclosure as real estate owned with a fair market value of $267,308. The underlying properties consist of several stores comprising a small shopping center in Greenville, Kentucky. These properties are currently rented out at approximately 60% capacity and foreclosure was effected in October 1993. Management expects to dispose of the properties in the near future. At September 30, 1993, First Kentucky Federal's only foreclosure proceedings pertained to the loans under in-substance foreclosure.

    The following table sets forth information with respect to First Kentucky Federal's non-performing assets for the periods indicated. As of September 30, 1993, there were no loans excluded from the table below where known information about the possible credit problems of borrowers caused management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in disclosure of such loans in the future. In addition, for all years presented, First Kentucky Federal had no restructured loans ("troubled debt restructurings" as defined in SFAS No. 15).

                                                                                   AT SEPTEMBER 30,
                                                                            -------------------------------
                                                                              1993       1992       1991
                                                                            ---------  ---------  ---------
                                                                                (DOLLARS IN THOUSANDS)
Non-accrual loans:
  Real Estate:
    Residential...........................................................  $  --      $      28  $     253
    Commercial............................................................     --            422        199
  Commercial business.....................................................     --         --             12
  Consumer................................................................         41         41         47
                                                                            ---------  ---------  ---------
        Total.............................................................  $      41  $     491  $     511
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------
  Percentage of total loans...............................................       0.05%      0.60%      0.52%
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------
  Other non-performing assets (1).........................................  $     268  $     553  $     806
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------
  Total non-accrual loans and non-performing assets.......................  $     309  $   1,044  $   1,317
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------
  Percentage of total assets..............................................       0.18%      0.59%      0.75%
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

- ------------------------
(1) Other non-performing assets represents property acquired by First Kentucky Federal through foreclosure or repossession. This property is carried at the lower of its fair market value or the principal balance of the related loan.

    There were no non-accruing residential or commercial real estate loans at September 30, 1993. Management attributes the continuing decline in non-accrual loans during fiscal years 1993 and 1992 to increased collection efforts. During September 1993, mortgage loans to one borrower with an aggregate principal balance of $359,640 were reclassified as real estate owned under in-substance foreclosure with a recorded fair market value of $267,308. These loans had previously been accounted for as nonaccruing, and had been included in non-accruing loans at prior year end.

    Gross interest income of $44,523 would have been recorded on non-accrual loans during the fiscal year ended September 30, 1993 if non-accrual loans at such dates had been current in accordance with their terms and had been outstanding throughout the period or since origination if held for part of the period. Approximately $50,834 in interest income on these loans was included in net income during the fiscal year ended September 30, 1993.

    Federal regulations require savings associations to review their assets on a regular basis and to classify them as "substandard," "doubtful" or "loss," if warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, the insured institution must either establish specified allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount. An asset which does not currently warrant classification but which possesses weaknesses or deficiencies deserving close attention is required to be designated as "special mention." Currently, general loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. See "Supervision and Regulation of First Kentucky Federal -- Regulatory Capital Requirements." OTS examiners may disagree with the institution's classifications and amounts reserved. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS. First Kentucky Federal has determined that as of September 30, 1993, it had $1.01 million of assets classified as substandard, no assets classified as doubtful, and $131,000 in assets classified as loss. Allowances have been established in the full amount of loss assets. Substandard assets include certain loans which are not 90 days delinquent and are therefore not disclosed in the table of nonperforming loans above but have been classified by management because of a history of delinquency or payment arrearages. Such loans have not been placed on non-accrual status because management considers the interest on these loans collectible.

    ALLOWANCE FOR LOAN LOSSES. In originating loans, First Kentucky Federal recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan as well as general economic conditions. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, First Kentucky Federal's and the industry's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security for the loan. Management continues to actively monitor First Kentucky Federal's asset quality and to charge off loans against the allowance for loan losses when appropriate or to provide specific loss reserves when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations. At September 30, 1993, First Kentucky Federal had $131,000 in specific loan loss reserves and $728,000 in general loan loss reserves.

    The following table sets forth an analysis of the changes in First Kentucky Federal's allowance for loan loss account during the periods indicated.

                                                                                   Year Ended September 30,
                                                                            --------------------------------------
                                                                                1993         1992         1991
                                                                            ------------  -----------  -----------
Balance at beginning of period............................................  $    756,356  $   527,035  $   270,731
                                                                            ------------  -----------  -----------
Loans charged-off:
  Real estate -- mortgage:
    Residential...........................................................      (112,112)     (18,332)     --
    Commercial............................................................       --           --           --
  Real estate -- construction.............................................       --           --           --
  Commercial business.....................................................       --           --           --
  Consumer................................................................       (47,794)      (8,617)     (29,671)
                                                                            ------------  -----------  -----------
Total charge-offs.........................................................      (159,906)     (26,949)     (29,671)
                                                                            ------------  -----------  -----------
Recoveries:
  Real estate -- mortgage:
    Residential...........................................................        41,500        2,918      --
Commercial................................................................       --           --           --
  Real estate -- construction.............................................       --           --           --
  Commercial business.....................................................       --           --           --
  Consumer................................................................            40          352       21,975
                                                                            ------------  -----------  -----------
Total recoveries..........................................................        41,540        3,270       21,975
                                                                            ------------  -----------  -----------
Net loan charge-offs......................................................      (118,366)     (23,679)      (7,696)
Provision for possible loan losses........................................       122,000      253,000      264,000
                                                                            ------------  -----------  -----------
Balance at end of period..................................................  $    759,990  $   756,356  $   527,035
                                                                            ------------  -----------  -----------
                                                                            ------------  -----------  -----------
Ratio of allowance for loan losses to loans outstanding at end of
 period...................................................................           0.9%         0.9%         0.5%
Ratio of net charge-offs to average loans outstanding during the period...          0.19%        0.03%        0.01%
Average loans outstanding (in thousands of dollars).......................  $     82,031  $    88,552  $   103,692
                                                                            ------------  -----------  -----------
                                                                            ------------  -----------  -----------

    Net loan charge-offs did not increase significantly except for the loans reclassified into real estate owned and allowances aggregating $92,300 were written off in connection with the in-substance foreclosure.

    The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                                              AT SEPTEMBER 30,
                                                ----------------------------------------------------------------------------
                                                          1993                      1992                      1991
                                                ------------------------  ------------------------  ------------------------
                                                             % OF LOANS                % OF LOANS                % OF LOANS
                                                               IN EACH                   IN EACH                   IN EACH
                                                             CATEGORY TO               CATEGORY TO               CATEGORY TO
                                                  AMOUNT     TOTAL LOANS    AMOUNT     TOTAL LOANS    AMOUNT     TOTAL LOANS
                                                -----------  -----------  -----------  -----------  -----------  -----------
                                                                           (DOLLARS IN THOUSANDS)
Real estate -- mortgage:
  Residential.................................   $     653       85.88 %   $     529         70.0%   $     402         76.3%
  Commercial..................................      --           --               96         12.7           10          1.9
Consumer......................................         107       14.12           131         17.3          115         21.8
Unallocated...................................      --           --           --           --           --           --
                                                     -----        -----        -----        -----        -----        -----
    Total.....................................  $      760        100.0 % $      756        100.0 % $      527        100.0 %
                                                     -----        -----        -----        -----        -----        -----
                                                     -----        -----        -----        -----        -----        -----

    Numerous financial institutions throughout the United States have recently incurred losses due to significant increases in loan loss provisions and charge-offs resulting largely from higher levels of loan delinquencies and foreclosures. Depressed real estate market conditions have adversely affected the economies of various regions and have had a severe impact on the financial condition and businesses of many of the financial institutions doing business in these areas. Considerable uncertainty exists as to the future improvement or deterioration of the real estate markets in these regions, or of its ultimate impact on these financial institutions.

    As a result of the declines in real estate market values and the significant losses experienced by many financial institutions, there has been a greater level of scrutiny by regulatory authorities of the loan portfolios of financial institutions, undertaken as part of the examination of the institution by the FDIC, OTS or other federal or state regulators. Results of recent examinations indicate that these regulators may be applying more conservative criteria in evaluating real estate market values, requiring significantly increased provisions for potential loan losses. While First Kentucky Federal believes it has established its existing allowances for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing First Kentucky Federal's loan portfolio, will not request First Kentucky Federal to significantly increase its allowance for loan losses, thereby negatively affecting First Kentucky Federal's financial condition and earnings.

    The OTS has requested comment on a proposed policy statement on the adequacy of general valuation allowances. The proposed policy statement provides that the primary responsibility for judging the adequacy of general valuation allowances lies with management. OTS examiners will evaluate the methodology and process used by management to establish such allowances. If OTS examiners determine that a savings association's policies, procedures and system are insufficient, the examiners will judge the adequacy of the allowance by calculating whether the allowance is at least equal to the following percentages of classified assets and Special Mention assets: (i) 0% to 5% of Special Mention assets; (ii) 5% to 25% of Substandard assets; and (iii) 40% to 60% of Doubtful assets. In addition, examiners will check whether the allowance for other assets is at least equal to expected net charge-offs during the next year based on annual net charge-offs experienced by the association during the past three to five years.

INVESTMENT ACTIVITIES

    First Kentucky Federal is required under federal regulations to maintain a minimum amount of liquid assets that can be invested in specified short-term securities and is also permitted to make certain other investments. See "Supervision and Regulation of First Kentucky Federal -- Liquidity Requirements." It has generally been First Kentucky Federal's policy to maintain a liquidity portfolio in excess of the amount required to satisfy regulatory requirements. First Kentucky Federal's average daily and short-term liquidity ratios for the month of September 1993 were 46.89% and 5.72%, respectively. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's judgment as to the attractiveness of the yields then available in relation to other opportunities, its expectations of the level of yield that will be available in the future and its projections as to the short-term demand for funds to be used in First Kentucky Federal's loan origination and other activities.

    During the past several fiscal years, First Kentucky Federal has substantially increased the size of its mortgage-backed securities portfolio as cash flows from mortgage refinancings and maturing loans and investment securities have been directed into this form of investment. Mortgage-backed securities entitle First Kentucky Federal to receive a pro rata portion of the cash flows from an identified pool of mortgages. Mortgage-backed securities are considered qualified thrift investments which help First Kentucky Federal satisfy the statutory qualified thrift lender test. See "Supervision and
Regulation of First Kentucky Federal -- Qualified Thrift Lender Test." Mortgage-backed securities can also be used to help First Kentucky Federal qualify as a "domestic building and loan association" under the Internal Revenue Code which allows First Kentucky Federal to use certain advantageous tax rules. See "Taxation." First Kentucky Federal's mortgage-backed securities portfolio consists of FNMA and FHLMC participation certificates which are guaranteed as to principal and interest by those entities. All of First Kentucky Federal's mortgage-backed securities with stated average lives in excess of seven years are secured by pools of one-year adjustable rate mortgages.

    The following table sets forth the carrying value of First Kentucky Federal's investment securities portfolio, short-term investments and FHLB stock at the dates indicated.

                                                                                        AT SEPTEMBER 30,
                                                                                 -------------------------------
                                                                                   1993       1992       1991
                                                                                 ---------  ---------  ---------
                                                                                         (IN THOUSANDS)
Investment securities:
  U.S. Government and agency securities........................................  $  14,814  $  19,143  $  26,245
  Obligations of states and political subdivisions.............................        755        325        325
  Certificates of deposit......................................................     --         --            495
                                                                                 ---------  ---------  ---------
    Total investment securities................................................     15,569     19,468     27,065
FHLB of Cincinnati stock.......................................................      1,364      1,178      1,046
Overnight deposits.............................................................      5,000     10,500     11,725
Interest-bearing deposits......................................................     --         --          1,699
                                                                                 ---------  ---------  ---------
                                                                                    21,933     31,146     41,535
Noninterest-bearing cash.......................................................      2,383      2,739      4,082
                                                                                 ---------  ---------  ---------
    Total cash, FHLB stock and investment securities...........................  $  24,316  $  33,885  $  45,617
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Mortgage-backed securities.....................................................  $  69,748  $  58,114  $  27,406
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Market Values:
  Investment securities........................................................  $  17,133  $  19,674  $  26,582
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
  Total cash, FHLB stock and investment securities.............................  $  25,880  $  34,091  $  41,052
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
  Mortgage-backed securities...................................................  $  71,393  $  60,365  $  28,126
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

    In accordance with generally accepted accounting principles, First Kentucky Federal carries its investment securities portfolio at cost, adjusted for unaccreted discounts and unamortized premiums and only recognizes gains or losses in income when realized. In September 1993, management sold its long-term Treasury bonds in response to the OTS proposal to increase regulatory capital requirements to account for interest rate risk and reinvested the proceeds in instruments with a ten year or less average life. At September 30, 1993, the market value of First Kentucky Federal's investment securities portfolio was approximately $1,564,000 above the current carrying value and the market value of First Kentucky Federal's mortgage-backed securities was approximately $1,645,000 above the current carrying value. See "First Kentucky Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of New Accounting Standards" and Note 4 of Notes to Consolidated Financial Statements. At September 30, 1993, First Kentucky Federal's intention is to hold these investment securities to maturity.

    The following table sets forth the scheduled maturities, carrying values, market values and average yields for certain of First Kentucky Federal's investment securities, overnight deposits and mortgage-backed securities at September 30, 1993. Since First Kentucky Federal does not have any significant amount of tax exempt obligations in the investment portfolio, the weighted average yields have not been converted to a tax-equivalent basis.

                                                                   AT SEPTEMBER 30, 1993
                           ------------------------------------------------------------------------------------------------------
                                ONE YEAR              ONE TO              FIVE TO             MORE THAN         TOTAL INVESTMENT
                                OR LESS             FIVE YEARS           TEN YEARS            TEN YEARS            SECURITIES
                           ------------------   ------------------   ------------------   ------------------   ------------------
                                     WEIGHTED             WEIGHTED             WEIGHTED             WEIGHTED
                           CARRYING  AVERAGE    CARRYING  AVERAGE    CARRYING  AVERAGE    CARRYING  AVERAGE    CARRYING   MARKET
                            VALUE     YIELD      VALUE     YIELD      VALUE     YIELD      VALUE     YIELD      VALUE     VALUE
                           --------  --------   --------  --------   --------  --------   --------  --------   --------  --------
                                                                   (DOLLARS IN THOUSANDS)
U.S. Government and
 agency obligations......  $ --           --%   $ 4,311      7.61%   $10,503      6.87%   $ --           --%   $14,814   $ 16,359
Obligations of states and
 political
 subdivisions............       90      5.30        200      5.30      --        --           465      6.87        755        774
Overnight deposits.......    5,000      2.75      --        --         --        --         --        --         5,000      5,000
Stock in FHLB of
 Cincinnati..............    1,364      4.50      --        --         --        --         --        --         1,364      1,364
Mortgage-backed
 securities..............    --        --        57,709      6.59      4,835      5.91      7,204      6.44     69,748     71,393
                           --------  --------   --------  --------   --------  --------   --------  --------   --------  --------
    Total................  $ 6,454      3.16%   $62,220      6.66%   $15,338      6.44%   $ 7,669      6.47%   $91,681   $ 94,890
                           --------  --------   --------  --------   --------  --------   --------  --------   --------  --------
                           --------  --------   --------  --------   --------  --------   --------  --------   --------  --------


                           WEIGHTED
                           AVERAGE
                            YIELD
                           --------

U.S. Government and
 agency obligations......     6.96%
Obligations of states and
 political
 subdivisions............     6.22
Overnight deposits.......     2.75
Stock in FHLB of
 Cincinnati..............     4.50
Mortgage-backed
 securities..............     6.53
                           --------
    Total................     6.36%
                           --------
                           --------

DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS

    GENERAL. Deposits are a significant source of First Kentucky Federal's funds for lending and other investment purposes. In addition to deposits, First Kentucky Federal derives funds from loan principal repayments and interest payments and maturing investment securities. Loan repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes. First Kentucky, however, has not used borrowings.

    DEPOSITS. Consumer and commercial deposits are attracted principally from within First Kentucky Federal's primary market area through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in term from 30 days to 4 years. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate. First Kentucky Federal also offers individual retirement accounts ("IRAs").

    First Kentucky Federal's policies are designed primarily to attract deposits from local residents through its branch network rather than to actively solicit deposits from areas outside its primary market. First Kentucky Federal does not accept deposits from brokers due to the volatility and rate sensitivity of such deposits. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by First Kentucky Federal on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

    During recent periods, First Kentucky Federal has sought to stabilize its costs of funds and improve its asset/liability match by offering more competitive rates on certificates of deposits. As a result of these efforts, approximately 22.57% of First Kentucky Federal's deposits at September 30, 1993 were certificates with maturities greater than 18 months. In addition, 23.37% of First Kentucky Federal's deposits were three-and six-month certificates. Because of declining rates during fiscal years 1992 and 1993, however, depositors began investing the proceeds from maturing certificates of deposits in passbook savings and money market accounts rather than renewing certificates.

    Certificates of deposit with balances of $100,000 or more amounted to $6.47 million or 4.01% of deposits at September 30, 1993. The jumbo deposits in the portfolio were obtained directly from local businesses and individuals which have been longstanding customers of First Kentucky Federal and not through deposit brokers. Jumbo deposits are generally made for terms of six months or less and bear rates not more than 0.25% greater than those paid on deposits of less than $100,000.

    The following table sets forth the change in dollar amount of deposits in the various types of accounts offered by First Kentucky Federal between the dates indicated.

                         BALANCE AT                               BALANCE AT                                BALANCE AT
                        SEPTEMBER 30,       %        DECREASE    SEPTEMBER 30,       %         INCREASE    SEPTEMBER 30,
                            1993         DEPOSIT    (INCREASE)       1992         DEPOSITS    (DECREASE)       1991
                        -------------  -----------  -----------  -------------  ------------  -----------  -------------
                                                             (DOLLARS IN THOUSANDS)
Noninterest checking..    $   2,308           1.4%   $   1,139     $   1,169            0.7%   $   1,041     $     128
NOW accounts..........        9,732           6.1         (394)       10,126            6.1         (207)       10,333
Jumbo certificates....        5,847           3.6          376         5,471            3.3         (150)        5,621
Super NOW accounts....           90           0.0           12            78            0.0            3            75
Passbook and regular
 savings..............       28,138          17.4        2,496        25,642           15.5        4,886        20,756
Money market deposit
 accounts.............       17,660          10.9           37        17,623           10.7        1,825        15,798
Three and six month
 money market
 certificates.........       37,715          23.4       (1,651)       39,366           23.8         (442)       39,808
18, 30 and 48 month
 certificates.........       46,429          28.8       (6,866)       53,295           32.2       (6,533)       59,828
IRA accounts..........       12,084           7.5          876        11,208            6.8          758        10,450
Other certificates
 (1)..................        1,372            .9          (74)        1,446            0.9         (226)        1,672
                        -------------     -----     -----------  -------------      -----     -----------  -------------
    Total.............    $ 161,375         100.0%   $  (4,049)    $ 165,424          100.0%   $     955     $ 164,469
                        -------------     -----     -----------  -------------      -----     -----------  -------------
                        -------------     -----     -----------  -------------      -----     -----------  -------------


                             %
                          DEPOSITS
                        ------------

Noninterest checking..          0.1%
NOW accounts..........          6.3
Jumbo certificates....          3.4
Super NOW accounts....          0.0
Passbook and regular
 savings..............         12.6
Money market deposit
 accounts.............          9.6
Three and six month
 money market
 certificates.........         24.2
18, 30 and 48 month
 certificates.........         36.4
IRA accounts..........          6.4
Other certificates
 (1)..................          1.0
                            -----
    Total.............        100.0%
                            -----
                            -----

- ------------------------------
(1) Includes certificates of 12, 24 and 36 month maturities and maturities in excess of 48 months.

    The following table sets forth the average balances and interest rates based on month end balances for interest-bearing transaction accounts and time deposits as of the dates indicated.

                                                               YEAR ENDED SEPTEMBER 30,
                                     ----------------------------------------------------------------------------
                                               1993                      1992                      1991
                                     ------------------------  ------------------------  ------------------------
                                      INTEREST-                 INTEREST-                 INTEREST-
                                       BEARING                   BEARING                   BEARING
                                     TRANSACTION     TIME      TRANSACTION     TIME      TRANSACTION     TIME
                                      ACCOUNTS     DEPOSITS     ACCOUNTS     DEPOSITS     ACCOUNTS     DEPOSITS
                                     -----------  -----------  -----------  -----------  -----------  -----------
                                                                (DOLLARS IN THOUSANDS)
Average Balance....................   $  57,535   $   105,803   $  51,916   $   114,506   $  44,184   $   117,825
Average Rate.......................        2.67%         4.85%       3.18 %        5.43%       5.21 %        6.92%

    Deposits in First Kentucky Federal as of September 30, 1993 were represented by the various types of savings programs described below.

 WEIGHTED
  AVERAGE                                                                                         PERCENTAGE
 INTEREST                                                              MINIMUM                     OF TOTAL
   RATE                     CATEGORY                      TERM         BALANCE                      SAVINGS
- -----------  ---------------------------------------  -------------  -----------     BALANCE      -----------
                                                                                  --------------
                                                                                  (IN THOUSANDS)
        --%  Noninterest checking                     N/A            $       100   $      2,308         1.43%
      1.78   NOW accounts                             N/A                    300          9,732         6.03
      2.75   Passbook statement accounts              N/A                    100         27,658        17.14
      2.75   Money market deposit accounts            N/A                  2,500         17,660        10.94
      2.50   Super NOW accounts *                     N/A                  2,500             90         0.06
      2.75   90-day passbook *                        90 days            --                 480         0.30
      3.32   12-month fixed-rate, fixed-term *        12 months              500             70         0.04
      3.75   18-month fixed-rate, fixed-term          18 months            1,000         11,313         7.01
      4.97   30-month fixed-rate, fixed-term          30 months            1,000         16,018         9.93
      6.75   36-month fixed-rate, fixed-term *        36 months              500             73         0.05
      6.81   48-month fixed-rate, fixed-term          48 months            1,000         19,098        11.83
      7.78   72-month fixed-rate, fixed-term *        6 years                500            500         0.31
      8.03   96-month fixed-rate, fixed-term *        8 years              1,000            729         0.45
      4.80   18-month IRAs                            18 months              N/A         12,084         7.49
      3.06   6-month money market                     182 days             2,500         36,639        22.70
      2.78   3-month money market                     91 days              2,500          1,076         0.67
      4.42   Jumbos                                   Negotiable         100,000          5,847         3.62
                                                                                  --------------  -----------
                                                                                   $    161,375       100.00%
                                                                                  --------------  -----------
                                                                                  --------------  -----------

- ------------------------
*No longer offered.

    The following table sets forth First Kentucky Federal's certificates of deposit classified by rates as of the dates indicated.

                                                                             AT SEPTEMBER 30,
                                                                   -------------------------------------
                                                                      1993         1992         1991
                                                                   -----------  -----------  -----------
                                                                              (IN THOUSANDS)
2-2.99%..........................................................  $     1,397  $   --       $   --
3-3.99%..........................................................       46,664       32,622      --
4-4.99%..........................................................       30,138       28,046      --
5-5.99%..........................................................        7,004        9,791       32,264
6-6.99%..........................................................        5,649       11,534       27,998
7-7.99%..........................................................        2,975       12,490       31,682
8-8.99%..........................................................        9,620       16,303       25,434
                                                                   -----------  -----------  -----------
                                                                   $   103,447  $   110,786  $   117,378
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------

    The following table sets forth the amount and maturities of certificates of deposit by rate and specified weighted average interest rate categories at September 30, 1993.

                                                                       AMOUNT DUE
                                                ---------------------------------------------------------
                                                UP TO ONE                           AFTER 3
                                                  YEAR     1-2 YEARS   2-3 YEARS     YEARS       TOTAL
                                                ---------  ---------  -----------  ---------  -----------
                                                                     (IN THOUSANDS)
2-2.99%.......................................  $   1,397  $  --       $  --       $  --      $     1,397
3-3.99%.......................................     42,109      4,555      --          --           46,664
4-4.99%.......................................     11,626     10,625       3,890       3,997       30,138
5-5.99%.......................................      2,158        906       2,402       1,538        7,004
6-6.99%.......................................      4,293        793         563      --            5,649
7-7.99%.......................................        303      2,273         367          32        2,975
8-8.99%.......................................      8,113      1,478          11          18        9,620
                                                ---------  ---------  -----------  ---------  -----------
                                                $  69,999  $  20,630   $   7,233   $   5,585  $   103,447
                                                ---------  ---------  -----------  ---------  -----------
                                                ---------  ---------  -----------  ---------  -----------
Weighted average rate.........................       4.22%      4.94%       4.92 %      4.93%        4.46%

    The following table indicates the amount of First Kentucky Federal's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 1993.

                                                                                              A WEIGHTED
                                                                                             AVERAGE RATE
                                                                                AMOUNT      ---------------
                                                                            --------------
                                                                            (IN THOUSANDS)
Three months or less......................................................    $    1,927            3.68%
Three through six months..................................................         1,242            3.68
Six through twelve months.................................................           712            6.02
Over twelve months........................................................         2,593            5.30
                                                                                 -------             ---
    Total.................................................................    $    6,474            4.59%
                                                                                 -------             ---
                                                                                 -------             ---

    First Kentucky Federal's deposit base at September 30, 1993 included $103.4 million in certificates of deposit with a weighted average rate of 4.46%. Of these certificates of deposit, approximately $70.0 million (43.38% of total deposits at September 30, 1993) with a weighted average rate of 4.22% will mature prior to September 30, 1994. The rates on these certificates are higher than the rates currently being paid on similar certificates. First Kentucky Federal will seek to retain these deposits to the extent consistent with its long-term objective of maintaining positive interest rate spreads. Depending upon interest rates existing at the time such certificates mature, First Kentucky Federal's cost of funds may be significantly affected by the rollover of these funds. A decrease in such cost of funds, if any, may have a material impact on First Kentucky Federal's operations. Additionally, to the extent such deposits do not rollover, First Kentucky Federal may, if necessary, use other sources of funds, including the proceeds from maturing investment securities and borrowings from the FHLB of Cincinnati, to replace such deposits. See "Borrowings."

    The following table analyzes First Kentucky Federal's deposit flows for the periods indicated.

                                                                           YEAR ENDED SEPTEMBER 30,
                                                                        -------------------------------
                                                                          1993       1992       1991
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Net increase (decrease) before interest credited......................  $  (7,944) $  (4,156) $  (2,438)
Interest credited.....................................................      3,895      5,181      6,123
                                                                        ---------  ---------  ---------
Net increase (decrease) in deposits...................................  $  (4,049) $   1,025  $   3,685
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    First Kentucky Federal attributes the decrease in deposits before interest credited during fiscal year 1993 to the declining rates offered by First Kentucky Federal which reflect declines in general market interest rates and have made deposits a less attractive investment alternative for many depositors. First Kentucky Federal has also priced its deposits conservatively due to its decreased funding needs in view of the decline in loan origination activity during the period.

    BORROWINGS. Savings deposits are the primary source of funds of First Kentucky Federal's lending and investment activities and for its general business activities. First Kentucky Federal may, however, use advances from the FHLB of Cincinnati to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB of Cincinnati functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member, First Kentucky Federal is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances from the FHLB are typically secured by First Kentucky Federal's stock in the FHLB and a portion of First Kentucky Federal's mortgage loans. The FHLB has served as First Kentucky Federal's primary borrowing source. At September 30, 1993, however, First Kentucky Federal had no advances from the FHLB of Cincinnati.

SUBSIDIARY ACTIVITIES

    As a federally chartered savings bank, First Kentucky Federal is permitted to invest an amount equal to 2% of its assets in subsidiaries with an additional investment of 1% of assets where such investment serves primarily community, inner-city, and community development purposes. Under such limitations, as of September 30, 1993, First Kentucky Federal was authorized to invest up to approximately $5.0 million in the stock of or loans to subsidiaries including the additional 1% investment for community inner-city and community development purposes. Subject to applicable loans-to-one-borrower restrictions, First Kentucky Federal may also invest an amount not to exceed 50% of its total capital in conforming loans to service corporations in which it owns more than 10% of the outstanding capital stock. In addition, federal savings associations may invest without limitation in operating subsidiaries engaged only in activities (other than deposit-taking) that a federal association may undertake directly and in which the association owns at least 50% of the voting stock.

    The activities of First Kentucky Federal's wholly owned subsidiary, Home Service Corporation of Hartford, Inc. ("Home Service") are currently not significant. Home Service was originally organized to manage real estate acquired by First Kentucky Federal through foreclosure. First Kentucky Federal contracts for real estate appraisal services through Home Service and First Kentucky Federal officers assign premiums received for sales of credit life insurance to customers to Home Service. At September 30, 1993, First Kentucky Federal's aggregate investment in Home Service consisted of $50,000 in capital stock.


    SAIF-insured savings associations, like First Kentucky Federal, are required to give the FDIC and the Director of the OTS 30 days' prior notice before establishing or acquiring a new subsidiary, or commencing any new activity through an existing subsidiary. Both the FDIC and the Director of the OTS have authority to order termination of subsidiary activities determined to pose a risk to the safety or soundness of the institution. In addition, recently adopted capital requirements require savings associations to deduct the amount of their investments in and extensions of credit to subsidiaries engaged in activities not permissible to national banks from capital in determining regulatory capital compliance. See "Supervision and Regulation of First Kentucky Federal -- Regulatory Capital Requirements."


EMPLOYEES

    As of September 30, 1993, First Kentucky and its subsidiary had 55 full-time and three part-time employees, none of whom were represented by a collective bargaining agreement. First Kentucky Federal believes that it enjoys good relations with its personnel.

COMPETITION

    First Kentucky Federal is one of two thrift institutions and 12 commercial banks with offices in Muhlenberg, McLean, Ohio and Butler Counties. First Kentucky Federal was the 10th largest thrift institution in Kentucky at December 31, 1992 based on asset size. First Kentucky Federal is the largest financial institution headquartered in its market area and the predominant residential mortgage lender. All but one of the commercial banks in First Kentucky Federal's primary market area are locally owned. First Kentucky Federal experiences substantial competition both in attracting and retaining savings deposits and in the making of mortgage and other loans. Direct competition for savings deposits comes from other savings institutions, credit unions and commercial banks located in its primary market area. Additional significant competition for savings deposits comes from money market mutual funds and corporate and government debt securities. Management believes that negative publicity regarding the thrift industry during recent years has affected First Kentucky Federal's deposit-gathering. Declining interest rates during the most recent fiscal year have also made deposits a less attractive investment. Management is unable to predict the impact of these trends.

    The primary factors in competing for loans are interest rates and loan origination fees and the range of services offered by various financial institutions. Competition for origination of real estate loans normally comes from other thrift institutions, commercial banks, mortgage bankers, mortgage brokers and insurance companies. First Kentucky Federal is able to compete effectively in its primary market area by offering competitive interest rates and loan fees, and a wide variety of deposit products, and by emphasizing personal customer service and cultivating relationships with local businesses.

    Recent federal legislation has increased First Kentucky Federal's operating costs. In addition to higher premiums for deposit insurance, First Kentucky Federal is now required to pay assessments to federal regulators and has incurred higher regulatory reporting and compliance costs. Although the long-term effects are uncertain, management believes that these increased costs have made it more difficult to compete in the short-term.

TAXATION

    GENERAL. First Kentucky and its subsidiaries file a consolidated federal income tax return on a fiscal year basis. Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur.

    FEDERAL INCOME TAXATION. Thrift institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), in the same general manner as other corporations. However, institutions such as First Kentucky Federal which meet certain definitional tests and other conditions prescribed by the Code may benefit from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deduction, loans are separated into "qualifying real property loans," which generally are loans secured by interests in certain real property, and nonqualifying loans, which are all other loans. The bad debt reserve deduction with respect to nonqualifying loans must be based on actual loss experience. The amount of the bad debt reserve deduction with respect to qualifying real property loans may be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method").

    First Kentucky Federal has historically elected to use the percentage of taxable income method. Under the percentage of taxable income method, the bad debt reserve deduction for qualifying real property loans is computed as a percentage, which Congress has reduced from as much as 60% in prior years to 8% of taxable income, with certain adjustments, effective for taxable years beginning after 1986. The allowable deduction under the percentage of taxable income method (the "percentage bad debt deduction") for taxable years beginning before 1987 was scaled downward in the event that less than 82% of the total dollar amount of the assets of an association qualified within certain designated categories. When the percentage method bad debt deduction was lowered to 8%, the 82% qualifying assets requirement was lowered to 60%. For all taxable years, there is no deduction in the event that less than 60% of the total dollar amount of the assets of an association falls within such categories. Moreover, in such case, First Kentucky Federal could be required to recapture, generally over a period of up to four years, its existing bad debt reserve. As of September 30, 1993, more than the required amount of First Kentucky Federal's total assets fell within such category.

    The bad debt deduction under the percentage of taxable income method is subject to certain limitations. First, the amount added to the reserve for losses on qualifying real property loans may not exceed the amount necessary to increase the balance of such reserve at the close of the taxable year to 6% of such loans outstanding at the end of the taxable year. Further, the addition to the reserve for losses on qualifying real property loans cannot exceed the amount which, when added to that year's addition to the bad debt reserve for losses on nonqualifying loans, equals the amount by which 12% of total deposits or withdrawable accounts of depositors at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year. Finally, the percentage bad debt deduction under the percentage of taxable income method is reduced by the deduction for losses on nonqualifying loans.

    Earnings appropriated to First Kentucky Federal's bad debt reserve and claimed as a tax deduction are not available for the payment of cash dividends or for distribution to shareholders (including distributions made on dissolution or liquidation), unless First Kentucky Federal includes the amount in taxable income, along with the amount deemed necessary to pay the resulting federal income tax.

    For taxable years beginning after December 31, 1986, the Code imposes an alternative minimum tax at a rate of 20%. The alternative minimum tax generally applies to a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI") and is payable to the extent such AMTI is in excess of an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. The other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly-issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) for taxable years including 1987 through 1989, 50% of the excess of (i) the taxpayer's pre-tax adjusted net book income over (ii) AMTI (determined without regard to this latter preference and prior to reduction by net operating losses). For taxable years beginning after 1989, this latter preference will be replaced by 75% of the excess (if any) of (i) 75% of adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses). For any taxable year beginning after 1986, net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum taxes may be used as credits against regular tax liabilities in future years. In addition, for taxable years after 1986 and before 1992, corporations, including thrift institutions, are also subject to an environmental tax equal to 0.12% of the excess of AMTI for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2.0 million.

    First Kentucky Federal's federal income tax returns have not been audited in the last five years. For further information regarding federal income taxes, see
Note 12 of Notes to Consolidated Financial Statements.

    STATE INCOME TAXATION. The Commonwealth of Kentucky imposes no income or franchise taxes on savings and loan associations, and no tax on or measured by tangible personal property. However, First Kentucky (on an unconsolidated basis) and First Kentucky Federal's wholly-owned subsidiary must pay a Kentucky state income tax, as well as a tax on capital. The tax on income is 4.0% for the first $25,000 of taxable income, 5.0% for the next $25,000, 6.0% for the next $50,000, 7.0% for the next $150,000 and 8.25% for all income over $250,000.

    First Kentucky Federal is subject to a Kentucky ad valorem tax. Assessed at the beginning of each calendar year, this tax is 0.1% of First Kentucky Federal's savings accounts, common stock, capital, and retained income with certain deductions for amounts borrowed by depositors and for securities guaranteed by the U.S. Government or certain of its agencies. For the fiscal year ended September 30, 1993, the amount of such expense was $174,160 and is included in other expenses in the Consolidated Statements of Income.

    First Kentucky is subject to an annual State of Delaware franchise tax based on the authorized number shares of First Kentucky's capital stock.

PROPERTIES

    The following table sets forth the location and certain additional information regarding First Kentucky Federal's offices and other material properties as of September 30, 1993. All of the listed properties are owned by First Kentucky Federal.

                                                                    NET BOOK VALUE   APPROXIMATE
                                                         TOTAL       AT SEPTEMBER      SQUARE
                                        YEAR OPENED   INVESTMENT       30, 1993        FOOTAGE
                                        -----------  -------------  --------------  -------------
MAIN OFFICE:
214 North First Street                        1962   $     698,014   $    303,491         9,702
Central City, Kentucky 42330
BRANCH OFFICES:
145 North Main Street                         1967       1,094,588        905,810         6,226
Greenville, Kentucky 42345
500 North Main Street                         1975         273,967        124,687         2,860
Beaver Dam, Kentucky 42320
424 Main Street                               1974         171,473         76,281         4,500
Hartford, Kentucky 42347
3rd & Hill Street                             1977         209,258        114,260         2,157
Livermore, Kentucky 42352
121 West Logan Street                         1988          75,485         65,489         1,200
Morgantown, Kentucky 42261
                                                     -------------  --------------
                                                     $   2,522,785   $  1,590,018
                                                     -------------  --------------
OTHER:
Hill Street
Livermore, Kentucky 42352
 (Former office facility presently
 rented as triplex)                                  $      23,500   $    --
147 North Main Street
Greenville, Kentucky 42345
 (Former office facility presently
 leased to insurance agency)                               165,305         79,240
                                                     -------------  --------------
                                                     $   2,711,590   $  1,669,258
                                                     -------------  --------------
                                                     -------------  --------------

    At September 30, 1993, the net book value of First Kentucky Federal's furniture, fixtures and equipment was $205,843. See Note 6 of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

    There are no material legal proceedings to which First Kentucky or First Kentucky Federal or its subsidiary is a party or to which any of their property is subject. From time to time, First Kentucky Federal is a party to various legal proceedings incident to its business.

              FIRST KENTUCKY MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    First Kentucky Federal's principal business consists of accepting deposits from the general public through its branches and investing these funds in loans secured by one-to four-family residential properties located in First Kentucky Federal's market areas. First Kentucky Federal also maintains a substantial investment portfolio and originates consumer loans and a limited amount of commercial loans.

    First Kentucky Federal's net income is dependent primarily on its net interest income, which is the difference between interest earned on its loans and investments and the interest paid on interest-bearing liabilities. First Kentucky Federal's net income is also affected by the generation of noninterest income such as service charges and other fees. In addition, net income is affected by the level of operating expenses, amount of loan loss reserves set aside each year, and the amount of income tax expense.

    First Kentucky Federal's operations and those of the entire thrift industry are significantly affected by prevailing economic conditions, competition, and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the demand for the supply of housing, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the market area.

1993 VERSUS 1992

    The favorable trend in First Kentucky Federal's interest rate spread contributed to the increase in net income which was $1,756,000 in fiscal year 1993, compared to $1,451,000 for fiscal year 1992. The increase in net interest income offset a decline in other income attributable to the disposition of certain real estate. Net income for fiscal year 1993 also benefitted from a lower provision for loan loss.

                          FIRST KENTUCKY BANCORP, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEAR ENDED
                                                                SEPTEMBER 30,             CHANGE
                                                             --------------------  --------------------
                                                               1993       1992      AMOUNT     PERCENT
                                                             ---------  ---------  ---------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Interest income............................................  $  12,271  $  14,128  $  (1,857)    (13.14)%
Interest expense...........................................      6,684      9,092     (2,408)    (26.49)
                                                             ---------  ---------  ---------  ---------
    Net interest income....................................      5,587      5,036        551      10.96
Provision for loan losses..................................        122        253       (131)    (51.78)
                                                             ---------  ---------  ---------  ---------
    Net interest income after provision for loan losses....      5,465      4,783        682      14.28
Other income...............................................        449        641       (192)    (30.06)
Other expense..............................................      3,322      3,228         94       2.89
                                                             ---------  ---------  ---------  ---------
    Income before income taxes.............................      2,592      2,196        396      18.06
Income taxes...............................................        836        745         91      12.19
                                                             ---------  ---------  ---------  ---------
    Net income.............................................  $   1,756  $   1,451  $     305      21.08%
                                                             ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------

    NET INTEREST INCOME. Net interest income for fiscal year 1993 increased $551,000, or 10.94%, to $5.6 million as compared to $5.0 million for fiscal year 1992. This increase in net interest income was primarily due to the continuing trend of declining interest rates which increased the interest rate spread to 3.11% in fiscal year 1993 from 2.81% in fiscal year 1992. Fiscal year 1993 interest rate spread increased 10.68% over fiscal year 1992; 1992 interest rate spread increased 20.09% over fiscal year 1991. Management does not expect the same degree of improvement in First Kentucky Federal's interest rate spread in the future since market rates appear to have stabilized. Net interest income also benefitted from an increase in the ratio of interest-earning assets to interest-bearing liabilities to 104.27% in fiscal year 1993 from 102.54% during fiscal year 1992. The increase in this ratio was attributable to a reduction in non-earning assets and an increase in stockholders' equity.

    Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities, and the rate earned or paid on them. The following table sets forth, for the periods indicated, information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields; the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; average net interest-earning assets and the interest rate spreads; and average interest-earning assets, net interest income, and the net yield earned on interest-earning assets. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented. Non-accrual loans have been included in the average of loans receivable.

                                                                 YEAR ENDED SEPTEMBER 30,
                                         ------------------------------------------------------------------------
                                                        1993                                 1992
                                         -----------------------------------  -----------------------------------
                                           AVERAGE                 AVERAGE      AVERAGE                 AVERAGE
                                           BALANCE    INTEREST   YIELD/COST     BALANCE    INTEREST   YIELD/COST
                                         -----------  ---------  -----------  -----------  ---------  -----------
                                                                  (DOLLARS IN THOUSANDS)
Interest-earning asset:
  Loan portfolio (1)...................  $    79,334  $   6,598       8.32%   $    87,276  $   8,107       9.29%
  Mortgage-backed securities...........       66,897      4,174       6.24         48,224      3,686       7.64
  Investment securities and other
   short-term investments..............       24,084      1,499       6.22         35,096      2,335       6.65
                                         -----------  ---------  -----------  -----------  ---------  -----------
    Total interest-earning assets......      170,315     12,271       7.20        170,596     14,128       8.28
Non-interest-earning assets............        6,871                                7,995
                                         -----------                          -----------
    Total assets.......................  $   177,186                          $   178,591
                                         -----------                          -----------
                                         -----------                          -----------
Interest-bearing liabilities:
  Deposits (2).........................  $   163,338      6,684       4.09    $   166,372  $   9,092       5.47
                                         -----------  ---------  -----------  -----------  ---------  -----------
    Total interest-bearing
     liabilities.......................      163,338      6,684       4.09        166,372      9,092       5.47
                                                      ---------  -----------               ---------  -----------
Non-interest-bearing liabilities.......        1,120                                1,265
                                         -----------                          -----------
    Total liabilities..................      164,458                              167,637
Stockholders' equity...................       12,728                               10,954
                                         -----------                          -----------
    Total liabilities and stockholders'
     equity............................  $   177,186                          $   178,591
                                         -----------                          -----------
                                         -----------                          -----------
Net interest income....................               $   5,587                            $   5,036
                                                      ---------                            ---------
                                                      ---------                            ---------
Interest rate spread...................                               3.11%                                2.81%
                                                                 -----------                          -----------
                                                                 -----------                          -----------
Net yield on interest-earning assets...                               3.28%                                2.95%
                                                                 -----------                          -----------
                                                                 -----------                          -----------
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities...........................                             104.27%                              102.54%
                                                                 -----------                          -----------
                                                                 -----------                          -----------

- ------------------------
(1) Includes nonaccrual loans.
(2) Includes non-interest-bearing deposits.

    Net interest income can also be analyzed in terms of the impact of changing rates and changing volumes. The following table shows, for the periods indicated, the changes in interest income and interest expense attributable to changes in volume (changes in average volume multiplied by prior period average rate), changes in rate (changes in average rate multiplied by prior period average volume), and total net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                     ---------------------------------------------
                                                                                     1993 VS. 1992
                                                                     ---------------------------------------------
                                                                                  INCREASE (DECREASE)
                                                                                        DUE TO
                                                                     ---------------------------------------------
                                                                        VOLUME           RATE           TOTAL
                                                                     -------------  --------------  --------------
Interest income:
  Loan portfolio...................................................  $    (702,899) $     (806,556) $   (1,509,455)
  Mortgage-backed securities.......................................      1,248,255        (759,525)        488,730
  Investment securities and other short-term investments...........       (693,243)       (142,870)       (836,113)
                                                                     -------------  --------------  --------------
    Total interest-earning assets..................................       (147,887)     (1,708,951)     (1,856,838)
                                                                     -------------  --------------  --------------
Interest expense:
  Deposits.........................................................       (162,381)     (2,246,357)     (2,408,738)
                                                                     -------------  --------------  --------------
    Total interest-bearing liabilities.............................       (162,381)     (2,246,357)     (2,408,738)
                                                                     -------------  --------------  --------------
Change in net interest income......................................  $      14,494  $      537,406  $      551,900
                                                                     -------------  --------------  --------------
                                                                     -------------  --------------  --------------

    INTEREST INCOME. First Kentucky Federal's interest income declined $1,857,000 or 13.14% to $12,271,000 in fiscal year 1993 from $14,128,000 in fiscal year 1992. First Kentucky Federal's average interest-earning assets decreased 0.2% to $170,315,000 during fiscal year 1993 from $170,596,000 in fiscal year 1992. The principal reasons for the decline in First Kentucky Federal's interest income was the environment of generally lower interest rates which have led to higher levels of refinancings of the loans in First Kentucky Federal's portfolio and reduced yields available on other assets.

    First  Kentucky Federal's  average mortgage loan  yield was  8.32% in fiscal year 1993, compared to 9.29% in fiscal year 1992. Average loans outstanding decreased $7,942,000, or 9.10%, while average mortgage-backed securities which generally have lower yields than loans increased $18,673,000, or 38.72%. The average decrease in interest income from investment securities and interest-bearing deposits was mainly due to shifting investments from interest-earning cash accounts to mortgage-backed securities, which also showed lower yields as high-rate certificates have matured. The shift in interest-earning assets into mortgage-backed securities reflects borrower preferences for fixed-rate mortgages which First Kentucky Federal does not hold in portfolio as well as the limited lending opportunities in First Kentucky Federal's primary lending markets. Management anticipates that the shift towards mortgage-backed securities will continue until lending demand increases in its primary markets.

    INTEREST EXPENSE. First Kentucky Federal's interest expense which consisted of interest paid on customer deposits declined $2,408,000 or 26.49% to $6,684,000 in fiscal year 1993 from $9,092,000 in fiscal year 1992, as First Kentucky Federal's average rate paid on its customer deposits decreased to 4.09% in fiscal year 1993, compared to 5.47% in fiscal year 1992. In addition, average interest-bearing deposits declined 1.82% to $163,338,000 in fiscal year 1993 from $166,372,000 in fiscal year 1992. First Kentucky Federal's average rate paid on its time deposits decreased to 4.85% in fiscal year 1993, compared to 5.43% in fiscal year 1992; the average rate paid on interest-bearing transaction accounts decreased to 2.67%, compared to 3.18% in fiscal year 1992. The average cost of First Kentucky Federal's deposits was 3.73% at September 30, 1993, compared to 4.69% at September 30, 1992.

    PROVISION FOR LOAN LOSSES. During fiscal year 1993, First Kentucky Federal provided $122,000 for loan losses compared to $253,000 during fiscal year 1992, which increased the total allowance for loan losses to $760,000 at September 30, 1993. At September 30, 1993 and 1992, First Kentucky Federal's ratios of allowance for loan losses to total loans outstanding were 0.94% and 0.90%, respectively. Management considers the valuation allowances adequate for its current loan portfolio and no significant changes in loan portfolio charge-offs or non-performing assets are anticipated at this time.

    OTHER INCOME AND OTHER EXPENSES. Other income decreased $193,000 or 30.06% to $449,000 in fiscal year 1993, from $641,000 in fiscal year 1992. The significant decrease is primarily due to the loss of income from real estate operations due to the sale, in February 1993, of an income-producing apartment complex previously held in real estate owned. In addition, prior fiscal year income had been increased due to the one-time settlement of income from the sale of U.S. coins of approximately $30,000, increased fee income due to the heightened mortgage loan refinancing activity in that year, and $13,000 gain recognized on the sale of its U.S. Treasury bond portfolio.

    Total other expenses increased by $94,000 or 2.89% to $3,322,000 in fiscal year 1993 compared to $3,228,000 in fiscal year 1992. Compensation and fringe benefits increased $104,000 or 6.70% primarily as a result of recognizing the cost of awards of First Kentucky Federal's Management Recognition Plan ("MRP") Trust in the current fiscal year due to an acceleration of vesting in accordance with the terms of the MRP.

    These additional costs were partially offset by the fact that no further additions to the allowance for loss on real estate were necessary during the current fiscal year, whereas $50,000 were included in total other expenses in fiscal year 1992. Federal insurance premium expense and Kentucky building and loan tax were adjusted to current balances.

    INCOME TAXES. Income tax expense for fiscal year 1993 was $836,000 compared to $745,000 in fiscal year 1992, reflecting the higher level of First Kentucky Federal's pretax income in fiscal year 1993. For further information, see Note 12 to Consolidated Financial Statements.

    BALANCE SHEET REVIEW. Total assets at fiscal year-end 1993 were $175,681,000 compared to $178,035,000 at the end of fiscal year 1992. Total average assets decreased $1,405,000 or 0.75% to $177,186,000 in fiscal year 1993. This decrease is primarily attributable to the decrease in average customer deposits of $3,034,000 or 1.86% in fiscal year 1993.

    Mortgage-backed securities increased $11.6 million or 20.02% to $69,748,000 at September 30, 1993 compared to $58,114,000 at September 30, 1992. The increase in mortgage-backed securities was funded by maturing investment securities of approximately $5.0 million, principal collections in excess of loan originations of approximately $3.0 million, the transfer of cash from other short-term investments and reinvestment of principal collected on the mortgage-backed securities portfolio.

                                                                       September 30,                Change
                                                                  ------------------------  ----------------------
                                                                     1993         1992       Amount      Percent
                                                                  -----------  -----------  ---------  -----------
                                                                               (Dollars in thousands)
Cash............................................................  $     7,383  $    13,239  $  (5,856)   (44.23 )%
Investment securities...........................................       15,569       19,468     (3,899)   (20.03 )
Mortgage-backed securities......................................       69,748       58,114     11,634     20.02
Loans, net......................................................       78,233       81,688     (3,455)    (4.23 )
Office properties, net..........................................        1,875        1,988       (113)    (5.66 )
Real estate owned, net..........................................          268          553       (285)   (51.63 )
FHLB stock......................................................        1,364        1,178        186     15.75
Other assets....................................................        1,241        1,807       (566)   (31.32 )
                                                                  -----------  -----------  ---------  -----------
                                                                  $   175,681  $   178,035  $  (2,354)    (1.32 )%
                                                                  -----------  -----------  ---------  -----------
                                                                  -----------  -----------  ---------  -----------
Customer deposits...............................................  $   161,375  $   165,424  $  (4,049)    (2.45 )%
Other liabilities...............................................          555          769       (214)   (27.86 )
                                                                  -----------  -----------  ---------  -----------
                                                                      161,930      166,193     (4,263)    (2.57 )
Stockholders' equity............................................       13,751       11,842      1,909     16.12
                                                                  -----------  -----------  ---------  -----------
                                                                  $   175,681  $   178,035  $  (2,354)    (1.32 )%
                                                                  -----------  -----------  ---------  -----------
                                                                  -----------  -----------  ---------  -----------

    LOANS. Net loans averaged $79,334,000 during fiscal year 1993 and were $78,233,000 at year-end. Total loans averaged $82,031,000 in fiscal year 1993 and were $80,500,000, net of unearned income of $576,000, at September 30, 1993. Total loans have decreased primarily in first mortgage loans purchased by First Kentucky Federal from other banks outside its lending area. In many instances, borrowers repaid existing loans and refinanced at lower rates with other financial institutions in their immediate area. First mortgage loans originated by First Kentucky Federal showed a net increase of $770,000 or 1.42% to $55,128,000 at September 30, 1993, as compared to fiscal year-end 1992. First Kentucky Federal did not acquire new loans outside its primary lending area and has not entered into any commitments to do so at year-end.

    The allowance for loss on loans was $760,000 at September 30, 1993, as compared to $756,000 at September 30, 1992, and 0.94% of total loans at September 30, 1993 as compared to 0.90% of total loans at September 30, 1992.

    INVESTMENT SECURITIES, INCLUDING MORTGAGE-BACKED SECURITIES. Average investment securities, including mortgage-backed securities, increased to $84,303,000 during fiscal year 1993, as compared to $71,649,000 during fiscal year 1992. The fiscal year-end composition is as follows:

                                                                         September 30,             Change
                                                                      --------------------  --------------------
                                                                        1993       1992      Amount     Percent
                                                                      ---------  ---------  ---------  ---------
                                                                                (Dollars in thousands)
U.S. Treasury and Agency obligations................................  $  14,814  $  19,143  $  (4,329)    (22.61)%
State and municipal obligations.....................................        755        325        430     132.40
                                                                      ---------  ---------  ---------  ---------
                                                                         15,569     19,468     (3,899)    (20.03)
Mortgage-backed securities..........................................     69,748     58,114     11,634      20.02
                                                                      ---------  ---------  ---------  ---------
                                                                      $  85,317  $  77,582  $   7,735       9.97%
                                                                      ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------
Estimated market value..............................................  $  88,526  $  80,039  $   8,487      10.60%
                                                                      ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------

    DEPOSITS AND BORROWED FUNDS. Total customer deposits averaged $163,338,000 in fiscal year 1993, a decrease of $3,034,000 or 1.82%. The weighted average rate paid on all deposits decreased to 4.09% in fiscal year 1993 from 5.47% in the prior fiscal year. First Kentucky Federal's fiscal year 1993 average balance of time deposits decreased $8,702,000 or 7.60% to $105,803,000 with a weighted average rate of 4.85%, as compared to an average balance of $114,506,000 in fiscal year 1992, paying an average rate of 5.43%. This decrease in average time deposits was partially offset by an increase in interest-bearing transaction accounts. The average balance of these accounts increased $5,668,000 or 10.93% to $57,535,000 with a weighted average rate of 2.67%, as compared to an average balance of $51,867,000 with a weighted average rate of 3.18% in fiscal year 1992.

    First Kentucky Federal's time deposits at September 30, 1993 decreased $7,339,000 or 6.62% to $103,447,000 from $110,786,000 at September 30, 1992. As of September 30, 1993, $85,203,000 or 82.36% of total time deposits were paying less than 6.00%, compared to $70,459,000 or 63.60% at September 30, 1992. Time deposits aggregating approximately $69,999,000, or 67.67% of total time deposits at September 30, 1993, will mature prior to September 30, 1994. Interest-bearing transaction accounts at September 30, 1993 aggregated $55,620,000, an increase of $2,151,000 or 4.02% from fiscal year-end 1992.

    The weighted average rate of First Kentucky Federal's time deposits was 4.46% at September 30, 1993, compared to 5.43% at September 30, 1992. The weighted average rate of First Kentucky Federal's interest-bearing transaction accounts was 2.54% at September 30, 1993, as compared to 3.91% at September 30, 1992. Noninterest checking accounts aggregated $2,308,000 at September 30, 1993, almost double from $1,169,000 at prior fiscal year-end.

    The decreasing trend in the number of deposit accounts and increasing trend of average deposits amounts is primarily due to First Kentucky Federal's policy of assessing a quarterly charge on passbook savings if the daily balance falls below a certain amount any time during the quarter. Prior to April 1989, when this policy went into effect, many small inactive accounts were maintained by First Kentucky Federal and included in the total number of deposits.

    At September 30, 1993, borrowed funds of $158,000 represents debt incurred by First Kentucky's Employee Stock Ownership Plan to acquire 25,357 shares of First Kentucky Common Stock in the 1991 conversion.

    STOCKHOLDERS' EQUITY. At September 30, 1993, stockholders' equity totaled $13,751,000, an increase of $1,909,000 or 16.12% over fiscal year-end 1992. This increase consisted of the retention of net earnings of $1,756,000, less cash dividends of $280,000, the issuance of common stock in connection with the exercise of options for 36,225 shares under the First Kentucky Bancorp, Inc. 1991 Stock Option Plan which contributed $362,000 to stockholders' equity and repayments on ESOP obligations, aggregating $71,000 with the accompanying tax benefits.

1992 VERSUS 1991

    Net income in fiscal year 1992 was $1,451,000 compared to $727,000 in fiscal year 1991. The significant increase is mainly due to the favorable trend in First Kentucky Federal's interest rate spread. The sale of common stock to certain depositors of First Kentucky Federal in June 1991 also contributed by adding approximately $3.15 million for investment purposes for the entire fiscal year.

                          FIRST KENTUCKY BANCORP, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                             Year Ended
                                                                           September 30,             Change
                                                                        --------------------  ---------------------
                                                                          1993       1992      Amount     Percent
                                                                        ---------  ---------  ---------  ----------
                                                                                  (Dollars in thousands)
Interest income.......................................................  $  14,128  $  14,941  $    (813)     (5.44)%
Interest expense......................................................      9,092     11,009     (1,917)    (17.41)
                                                                        ---------  ---------  ---------  ----------
  Net interest income.................................................      5,036      3,932      1,104      28.08
Provision for loan losses.............................................        253        264        (11)     (4.17)
                                                                        ---------  ---------  ---------  ----------
  Net interest income after provision for loan losses.................      4,783      3,668      1,115      30.40
Other income..........................................................        641        492        149      30.31
Other expense.........................................................      3,228      3,000        228       7.62
                                                                        ---------  ---------  ---------  ----------
Income before income taxes............................................      2,196      1,160      1,036      89.27
Income taxes..........................................................        745        433        312      71.87
                                                                        ---------  ---------  ---------  ----------
Net income............................................................  $   1,451  $     727  $     724      99.66%
                                                                        ---------  ---------  ---------  ----------
                                                                        ---------  ---------  ---------  ----------

    NET INTEREST INCOME. Net interest income for fiscal year 1992 increased $1.1 million or 28.08%, to $5.0 million as compared to $3.9 million for fiscal year 1991. This increase in net interest income was primarily due to declining interest rates which resulted in an improved interest rate spread. The interest rate spread improved from 2.34% in fiscal year 1991 to 2.81% in fiscal year 1992. The capital raised from the conversion in June 1991 also increased First Kentucky Federal's ratio of interest-earning assets to interest-bearing liabilities which had a positive effect on net interest income.

    Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities, and the rate earned or paid on them. The following table sets forth, for the periods indicated, information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields; the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; average net interest-earning assets and the interest rate spreads; and average interest-earning assets, net interest income, and the net yield earned on interest-earning assets. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented. Non-accrual loans have been included in the average of loans receivable.

                                                                      YEAR ENDED SEPTEMBER 30,
                                              ------------------------------------------------------------------------
                                                             1992                                 1991
                                              -----------------------------------  -----------------------------------
                                                AVERAGE                 AVERAGE      AVERAGE                 AVERAGE
                                                BALANCE    INTEREST   YIELD/COST     BALANCE    INTEREST   YIELD/COST
                                              -----------  ---------  -----------  -----------  ---------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Interest-earning asset:
  Loan portfolio (1)........................  $    87,276  $   8,107       9.29%   $   103,692  $  10,288       9.92%
  Mortgage-backed securities................       48,224      3,686       7.64         14,631      1,259       8.61
  Investment securities and other short-term
   investments..............................       35,096      2,335       6.65         45,101      3,394       7.52
                                              -----------  ---------  -----------  -----------  ---------  -----------
    Total interest-earning assets...........      170,596     14,128       8.28        163,424     14,941       9.14
Non-interest-earning assets.................        7,995                                7,954
                                              -----------                          -----------
    Total assets............................  $   178,591                          $   171,378
                                              -----------                          -----------
                                              -----------                          -----------
Interest-bearing liabilities:
  Deposits (2)..............................  $   166,372  $   9,092       5.47    $   161,987  $  11,009       6.80
                                              -----------  ---------  -----------  -----------  ---------  -----------
    Total interest-bearing liabilities......      166,372      9,092       5.47        161,987     11,009       6.80
                                                           ---------  -----------               ---------  -----------
Non-interest-bearing liabilities............        1,265                                1,092
                                              -----------                          -----------
    Total liabilities.......................      167,637                              163,079
Stockholders' equity........................       10,954                                8,299
                                              -----------                          -----------
    Total liabilities and stockholders'
     equity.................................  $   178,591                          $   171,378
                                              -----------                          -----------
                                              -----------                          -----------
Net interest income.........................               $   5,036                            $   3,932
                                                           ---------                            ---------
                                                           ---------                            ---------
Interest rate spread........................                               2.81%                                2.34%
                                                                      -----------                          -----------
                                                                      -----------                          -----------
Net yield on interest-earning assets........                               2.95%                                2.41%
                                                                      -----------                          -----------
                                                                      -----------                          -----------
Ratio of average interest-earning assets to
 average interest-bearing liabilities.......                             102.54%                              100.89%
                                                                      -----------                          -----------
                                                                      -----------                          -----------

- ------------------------
(1)   Includes nonaccrual loans.
(2)   Includes non-interest-bearing deposits.

    Net interest income can also be analyzed in terms of the impact of changing rates and changing volumes. The following table shows, for the periods indicated, the changes in interest income and interest expense attributable to changes in volume (changes in average volume multiplied by prior period average rate), changes in rate (changes in average rate multiplied by prior period average volume), and total net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                    ----------------------------------------------
                                                                                    1992 VS. 1991
                                                                    ----------------------------------------------
                                                                                 INCREASE (DECREASE)
                                                                                        DUE TO
                                                                    ----------------------------------------------
                                                                        VOLUME           RATE           TOTAL
                                                                    --------------  --------------  --------------
Interest Income:
  Loan portfolio..................................................  $   (1,488,016) $     (692,176) $   (2,180,192)
  Mortgage-backed securities......................................       2,587,618        (160,850)      2,426,768
  Investment securities and other short-term investments..........        (691,349)       (367,503)     (1,058,852)
                                                                    --------------  --------------  --------------
    Total interest-earning assets.................................         408,253      (1,220,529)       (812,276)
                                                                    --------------  --------------  --------------
Interest expense:
  Deposits........................................................         306,546      (2,222,801)     (1,916,255)
                                                                    --------------  --------------  --------------
    Total interest-bearing liabilities............................         306,546      (2,222,801)     (1,916,255)
                                                                    --------------  --------------  --------------
Change in net interest income.....................................  $      101,707  $    1,002,272  $    1,103,979
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------

    INTEREST INCOME. Total interest income declined $813,000 or 5.44% to $14,128,000 in fiscal year 1992 from $14,941,000 in fiscal year 1991. First Kentucky Federal's average interest-earning assets increased 4.39% to $170,596,000 during fiscal year 1992 from $163,424,000 during fiscal year 1991. The increase between fiscal years 1992 and 1991 reflected primarily a higher average investment in mortgage-backed securities and decreases in First Kentucky Federal's loan portfolio and investment securities.

    First Kentucky Federal's average mortgage loan yield was 9.29% in fiscal year 1992, compared to 9.92% in fiscal year 1991. The average yield on interest-earning assets declined to 8.28% in fiscal year 1992 from 9.14% in fiscal year 1991. This decrease followed the general trend in interest rates and caused the decline in gross interest income.

    INTEREST EXPENSE. The increase in First Kentucky Federal's interest-earning assets was funded primarily by an increase in customer deposits. Average interest-bearing liabilities rose to $166,372,000 in fiscal year 1992 from $161,987,000 in fiscal year 1991, an increase of 2.71%. This change in customer deposits reflects primarily an increase in passbook savings accounts which is offset by a decrease in certificates of deposit.

    Interest expense, however, declined 17.41% to $9,092,000 in fiscal year 1992 from $11,009,000 in fiscal year 1991, as First Kentucky Federal's average rate paid on its customer deposits decreased to 5.47% in fiscal year 1992, compared to 6.80% in fiscal year 1991. First Kentucky Federal's average rate paid on its time deposits decreased to 5.43% in fiscal year 1992, compared to 6.92% in fiscal year 1991; the average rate paid on interest-bearing transaction accounts decreased to 3.18% in fiscal year 1992, compared to 5.21% in fiscal year 1991. The average cost of First Kentucky Federal's deposits was 4.69% in September 1992, compared to 6.45% in September 1991.

    PROVISION FOR LOAN LOSSES. During fiscal year 1992, First Kentucky Federal provided $253,000 for loan losses compared to $264,000 during fiscal year 1991, which increased the total allowance for loan losses to $756,000 at September 30, 1992, an amount considered adequate by management in light of continuing depressed economic conditions in First Kentucky Federal's primary market area and evolving regulatory standards affecting First Kentucky Federal and its industry nationwide. First Kentucky Federal's ratios of allowance for loan losses to loans outstanding were 0.90% and 0.53% at September 30, 1992 and 1991, respectively.

    OTHER INCOME AND OTHER EXPENSES. Other income increased 30.31% to $641,000 in fiscal year 1992, from $492,000 in fiscal year 1991. Loan fees and service charges increased $103,000 or 29.82% in fiscal year 1992, primarily due to an increase in deferred fees being taken into income on prepaid mortgage loans. Other miscellaneous income increased 35.02% or $29,000 to $113,000 in fiscal year 1992, primarily due to a one-time settlement of income from sale of U.S. coins of approximately $30,000.

    In addition, First Kentucky Federal recognized a $13,000 gain on the sale of its U.S. Treasury bond portfolio. Management sold these bonds to effect a restructuring of its long-term, fixed-rate asset portfolio.

    Total other expenses increased by $228,000 or 7.62% to $3,228,000 in fiscal year 1992, compared to $3,000,000 in fiscal year 1991. Compensation and other employee benefits increased $153,000 or 10.89% primarily due to normal salary raises, additional employees and a general rise in the cost of employee health care. Net occupancy decreased $10,000 or 3.17% due to lower maintenance expenses in the current fiscal year and reduced depreciation expense on office buildings and furniture and equipment. Federal insurance premiums increased due to the increase in customer deposits. The FDIC has adopted a risk-based insurance premium system under which depository institutions would be assessed at a higher rate if they are considered to pose a higher risk to the deposit insurance fund based on their capital and other supervisory concerns. The increase in First Kentucky Federal's deposit insurance expense, if any, is not expected to be significant. Other miscellaneous expenses increased $39,000 or 6.88% due to increases in advertising expenditures as well as new expenditures of the holding company for legal fees, printing, and Delaware franchise tax.

    INCOME TAXES. Income tax expense for fiscal year 1992 was $745,000 compared to $433,000 in fiscal year 1991, primarily reflecting the higher level of First Kentucky Federal's current pretax income. For further information, see Note 12 to consolidated financial statements of First Kentucky Federal's 1993 Annual Report.

    BALANCE SHEET REVIEW. First Kentucky Federal's total assets increased 1.30% to $178,035,000 at September 30, 1992, compared with $175,756,000 at September 30, 1991. The growth in total assets in fiscal year 1992 reflected primarily an increase in mortgage-backed securities which was funded by net principal repayments, maturing investments and the growth in customer deposits. Total average assets increased $7,213,000 or 4.21% to $178.6 million in fiscal year 1992; this increase is partially attributable to the issuance of common stock in fiscal year 1991, which contributed $3.1 million, net of expenses, in June 1991.

    Mortgage-backed securities increased $30.7 million or more than doubled to $58,114,000, at September 30, 1992 compared to $27,406,000 at September 30,
1991. As noted above, this increase was funded by investing cash from net principal repayments, maturing investments and cash from the sale of long-term U.S. Treasury bonds. Management sold these long-term, fixed-rate assets in response to the Office of Thrift Supervision's proposed additional capital requirements for interest rate risk and reinvested the proceeds in instruments with a ten year or less average life.

                                                                      SEPTEMBER 30,                CHANGE
                                                                 ------------------------  ----------------------
                                                                    1992         1991        AMOUNT     PERCENT
                                                                 -----------  -----------  ----------  ----------
                                                                              (DOLLARS IN THOUSANDS)
Cash...........................................................  $    13,239  $    17,507  $   (4,268)    (24.38)%
Investment securities..........................................       19,468       27,065      (7,597)    (28.07)
Mortgage-backed securities.....................................       58,114       27,406      30,708     112.05
Loans, net.....................................................       81,688       98,059     (16,371)    (16.70)
Office properties, net.........................................        1,988        2,048         (60)     (2.95)
Real estate owned, net.........................................          553          806        (253)    (31.38)
FHLB stock.....................................................        1,178        1,046         132      12.67
Other assets...................................................        1,807        1,819         (12)     (0.69)
                                                                 -----------  -----------  ----------  ----------
                                                                 $   178,035  $   175,756  $    2,279       1.30%
                                                                 -----------  -----------  ----------  ----------
                                                                 -----------  -----------  ----------  ----------
Customer deposits..............................................  $   165,424  $   164,469  $      955       0.58%
Other liabilities..............................................          769        1,082        (313)    (28.93)
                                                                 -----------  -----------  ----------  ----------
                                                                     166,193      165,551         642       0.39
Stockholders' equity...........................................       11,842       10,205       1,637      16.04
                                                                 -----------  -----------  ----------  ----------
                                                                 $   178,035  $   175,756  $    2,279       1.30%
                                                                 -----------  -----------  ----------  ----------
                                                                 -----------  -----------  ----------  ----------

    LOANS. Net loans averaged $87.3 million in fiscal year 1992 and were $81.7 million at September 30, 1992, compared to an average net loan balance of $103.7 million in fiscal year 1991 and $98.1 million at fiscal year-end 1991. Total loans decreased primarily in first mortgage loans due to paybacks of loans purchased from other banks outside First Kentucky Federal's primary lending area. At fiscal year-end 1992, conventional first mortgage loans aggregated $72,104,000, compared to $87,695,000 a year ago, a decline of $15.6 million or 17.78%.

    The allowance for loan losses was $756,000 at September 30, 1992, as compared to $527,000 at fiscal year-end 1991. Management continued in its attempt to attain a higher allowance for loan losses in light of continuing depressed economic conditions in First Kentucky Federal's primary market area and evolving regulatory standards affecting First Kentucky Federal and its industry nationwide. The allowance increased to 0.90% of total loans at September 30, 1992, as compared to 0.53% at September 30, 1991.

    INVESTMENT SECURITIES, INCLUDING MORTGAGE BACKED SECURITIES. Investment securities decreased $7,597,000, primarily due to the sale of First Kentucky Federal's long-term, fixed rate U.S. Treasury bonds, proceeds of which were partially reinvested in mortgage-backed securities, along with cash from other short-term investments, net principal loan repayments and the increase in customer deposits. The composition at fiscal year-end 1992 and 1991 is as follows:

                                                                        SEPTEMBER 30,             CHANGE
                                                                     --------------------  --------------------
                                                                       1992       1991      AMOUNT     PERCENT
                                                                     ---------  ---------  ---------  ---------
                                                                               (DOLLARS IN THOUSANDS)
U.S. Treasury and Agency obligations...............................  $  19,143  $  26,245  $  (7,102)    (27.06)%
State and municipal obligations....................................        325        325     --         --
Other..............................................................     --            495       (495)    (100.00)
                                                                     ---------  ---------  ---------  ---------
                                                                        19,468     27,065     (7,597)     (28.07)
Mortgage-backed securities.........................................     58,114     27,406     30,708      112.05
                                                                     ---------  ---------  ---------  ---------
                                                                     $  77,582  $  54,471  $  23,111       42.43%
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------
Estimated market value.............................................  $  80,039  $  54,708  $  25,331       46.30%
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------

    DEPOSITS AND BORROWED FUNDS. Total deposits averaged $166.4 million in fiscal year 1992, a $4.4 million or 2.71% increase. The weighted average rate paid on all deposits in fiscal year 1992 decreased to 5.47% from 6.79% in the prior fiscal year. First Kentucky Federal's fiscal year 1992 average balance of time deposits decreased $3,319,000 or 2.82% to $114.5 million with a weighted average rate of 5.43% as compared to an average balance of $117.8 million in fiscal year 1991 paying an average rate of 6.92%. The decrease in time deposits was offset by an increase of $7.7 million or 17.50% in the average balance of interest-earning transaction accounts to $51,916,000 paying a weighted average rate of 3.18% in fiscal year 1992, down 2.03% from the weighted average rate of 5.21% in fiscal year 1991. At September 30, 1992, time deposits aggregated $110,786,000, as compared to $117,378,000 at fiscal year-end 1991. Time deposits aggregating approximately $76.2 million (46.1% of total deposits at September 30, 1992) with a weighted average rate of 5.09% were scheduled to mature prior to September 30, 1993.

    At September 30, 1992, borrowed funds of $202,856 represented debt incurred by First Kentucky's Employee Stock Ownership Plan to acquire 25,357 shares of First Kentucky's common stock in the 1991 conversion.

    STOCKHOLDERS' EQUITY. At September 30, 1992, stockholders' equity totaled $11.8 million, an increase of $1.6 million or 16.04% over fiscal year-end 1991. This increase consisted of the retention of net earnings of $1.4 million and the issuance of 10,867 shares of common stock to the Management Recognition Plan Trust for $12.50 per share or a total of $136,000.

IMPACT OF NEW ACCOUNTING STANDARDS

    The FASB has issued SFAS No. 109, ACCOUNTING FOR INCOME TAXES, which supersedes SFAS No. 96. SFAS No. 109 is effective for fiscal years beginning after December 15, 1992, with earlier adoption permitted. First Kentucky will adopt SFAS No. 109 on a prospective basis for the fiscal year ending September 30, 1994. Management believes that the adoption of SFAS No. 109 will not have a material effect on First Kentucky's financial position. Also see Note 12 to the Consolidated Financial Statements.

    In July 1991, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 91 to serve as interim guidance until the standard on accounting for income taxes discussed above is adopted regarding the accounting for income tax benefits of thrift bad debt deductions. SAB No. 91 discusses the difference between the financial statement bad debt reserves and tax bad debt reserves and prescribes the use of the "one difference" method under SFAS No. 96 or the "cumulative" method under Accounting Principles Board Opinion No. 11. First Kentucky Federal believes the issuance of this bulletin will not have a material effect on its financial condition or results of operations.

    SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, establishes accounting standards for employers' accounting for postretirement benefits other than pensions. First Kentucky has no postretirement benefits other than pensions and, accordingly, believes there will be no effect on its financial condition or results of operations from the issuance of SFAS No. 106.

    In May 1993, the FASB issued SFAS 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN. SFAS 114 is effective for fiscal years beginning after December 15, 1994. Early adoption of SFAS 114 is allowed. SFAS 114 requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's original effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. Management does not believe that adoption of SFAS 114 will have a material effect on First Kentucky Federal's financial condition or results of operations.

    In February 1993, the FASB issued SFAS 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities as defined. Those investments would be classified in three categories and be accounted for as follows: debt securities that the entity has the positive intent and ability to hold to maturity would be classified as held to maturity and reported at amortized cost; debt and equity securities that are held for current resale would be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and debt and equity securities not classified as either securities held to maturity or trading securities would be classified as securities available for sale and reported at fair value, with unrealized gains and losses reported as a net amount in a separate component of shareholders' equity. This statement is effective for fiscal years beginning after December 15, 1993. First Kentucky Federal plans to adopt the provisions of the statement in its fiscal year ending September 30, 1995, and cannot at this time estimate what effect adoption will have on its financial condition or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

    First Kentucky's primary source of funds is dividends declared by First Kentucky Federal. The payment of dividends by First Kentucky Federal is subject to certain regulatory restrictions. Management believes that First Kentucky, however, has sufficient liquidity available to meet its current requirements including the payment of dividends to stockholders.

    First Kentucky Federal is required by OTS regulations to maintain minimum levels of specified liquid assets which are currently equal to 5% of deposits and short-term borrowings. First Kentucky Federal's average daily liquidity ratio for the month of September 1993 was 46.89% and its short-term liquidity for such period was 5.72%.

    First Kentucky Federal's sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans and mortgage-backed securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposit accounts are considered a primary source of funds supporting First Kentucky Federal's lending and investment activities. Deposit accounts were approximately $161.4 million at September 30, 1993. During the past three fiscal years, one of First Kentucky Federal's largest sources of cash flow has been proceeds from maturities of investment securities and principal payments on mortgage-backed securities which provided $22.0 million, $11.8 million and $11.8 million, respectively. Net cash flows from loan repayments declined to $3.0 million during fiscal year 1993 from $16.2 million in fiscal year 1992 due to a decline in refinancing activities. During recent years, First Kentucky Federal has used proceeds from maturing investment securities to fund deposit withdrawals and loan originations and for the purchase of mortgage-backed securities which has been its primary investing activity. As a result, the net cash used in investing activities has declined over the past three fiscal years. During fiscal year 1993, First Kentucky Federal used a net of $3.7 million in investing activities as it invested available cash and cash equivalents primarily in mortgage-backed securities. Despite this use of cash, First Kentucky Federal continues to maintain an investment securities portfolio substantially in excess of liquidity requirements. Also see Note 10 to Consolidated Financial Statements.

IMPACT OF INFLATION AND CHANGING PRICES

    First Kentucky's Consolidated Financial Statements and notes thereto, presented herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration of the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased costs of First Kentucky's operations. Unlike most industrial companies, nearly all the assets and liabilities of First Kentucky are monetary. As a result, interest rates have a greater impact on First Kentucky's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

ASSET/LIABILITY MANAGEMENT

    Net interest income, the primary component of First Kentucky Federal's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. First Kentucky Federal has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricings of its interest-sensitive assets and liabilities. In accordance with First Kentucky Federal's interest rate risk policy, management has emphasized the origination and/or purchase of adjustable-rate mortgages and mortgage-backed securities. In addition, it is First Kentucky Federal's policy to originate all long-term, fixed-rate mortgages in accordance with guidelines of the FHLMC and the FNMA to facilitate their sale in the secondary market. At September 30, 1993, First Kentucky Federal held approximately $47.6 million in loans with adjustable interest rates, which represented approximately 60.8% of First Kentucky Federal's total loan portfolio. In addition, First Kentucky Federal reduces interest rate risk by maintaining a substantial portfolio of short-term investments. At September 30, 1993, the investment portfolio totalled $85.3 million. The average maturity on the investment portfolio is approximately 7 years.

    As a result of First Kentucky Federal's interest rate risk management policy and management's strategy of emphasizing the origination of short-term and/or adjustable-rate mortgages, First Kentucky Federal's excess of interest-bearing liabilities over interest-earning assets maturing or repricing within one year at September 30, 1993, was estimated to be $73.9 million or 42.08% of total assets. First Kentucky Federal's current one-year gap is within the guidelines established by management and approved by the Board of Directors. Management considers numerous factors when establishing these guidelines including current interest rate margins, capital levels and any guidelines provided by the OTS.

    GAP ANALYSIS. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate-sensitive" and by monitoring an institution's interest rate-sensitivity "gap". An asset or liability is said to be interest rate-sensitive within a specific time period if it will mature or reprice within that time period. The interest rate-sensitivity gap is defined as the excess of interest-earning assets maturing or repricing within a specific time period over interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

    The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1993 which are expected to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets or liabilities shown which reprice or mature during a particular period was determined in accordance with the contractual terms of the asset or liability. Prepayment assumptions for fixed-rate loans and mortgage-backed securities and erosion rates on passbook accounts are based on assumptions prepared by the OTS as of June 30, 1992, which are the most recent assumptions available from the OTS and which management believes are consistent with the prepayment and erosion experience of First Kentucky Federal at September 30, 1993. Adjustable-rate loans are assumed to reprice at contractual repricing intervals.

    The table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on First Kentucky Federal's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

                                                                 TERM TO REPRICING
                               -------------------------------------------------------------------------------------
                                               OVER THREE
                                                 MONTHS          TOTAL         OVER ONE
                               THREE MONTHS      THROUGH        ONE YEAR        THROUGH        OVER
                                  OR LESS       ONE YEAR        OR LESS       FIVE YEARS    FIVE YEARS      TOTAL
                               -------------  -------------  --------------  -------------  -----------  -----------
                                                                  (IN THOUSANDS)
Rate-sensitive assets:
  Loan portfolio.............  $     2,031    $    48,031    $     50,062    $    11,852     $  16,320   $    78,234
  Mortgage-backed
   securities................       --             --              --             57,709        12,039        69,748
  Investment securities and
   other short-term
   investments...............        6,364             90           6,454          4,511        10,968        21,933
                               -------------  -------------  --------------  -------------  -----------  -----------
    Total rate-sensitive
     assets..................        8,395         48,121          56,516         74,072        39,327       169,915
Rate-sensitive liabilities:
  Deposits...................       82,315         43,304         125,619         33,437            11       159,067
                               -------------  -------------  --------------  -------------  -----------  -----------
Difference between rate-
 sensitive liabilities and
 rate-sensitive assets
 ("gap").....................  $   (73,920)   $    (4,817)   $    (69,103)   $    40,635     $  39,316   $    10,848
                               -------------  -------------  --------------  -------------  -----------  -----------
                               -------------  -------------  --------------  -------------  -----------  -----------
Cumulative gap...............  $   (73,920)   $   (69,103)   $    (69,103)   $   (28,468)    $  10,848   $    10,848
                               -------------  -------------  --------------  -------------  -----------  -----------
                               -------------  -------------  --------------  -------------  -----------  -----------
Ratio of cumulative gap to
 total assets................       (42.08)%       (39.33  )%       (39.33  )%      (16.20  )%       6.17 %        6.17%
                               -------------  -------------  --------------  -------------  -----------  -----------
                               -------------  -------------  --------------  -------------  -----------  -----------

                    PRINCIPAL STOCKHOLDERS OF FIRST KENTUCKY

    As of September 30, 1993, there were 409,342 shares of First Kentucky Common Stock held by approximately 370 stockholders. The following table sets forth certain information, as of September 30, 1993, concerning shares of First Kentucky Common Stock beneficially owned by all executive officers and directors of First Kentucky as a group. Other than as disclosed below, management knows of no person who beneficially owned more than 5% of First Kentucky's Common Stock outstanding at the Record Date.

                                                       AMOUNT AND      PERCENT OF
                                                        NATURE OF       SHARES OF
                  NAME AND ADDRESS                     BENEFICIAL     COMMON STOCK
                OF BENEFICIAL OWNER                   OWNERSHIP (1)    OUTSTANDING
- ----------------------------------------------------  -------------  ---------------
First Kentucky Bancorp, Inc.
 Employee Stock Ownership Plan and Trust
 214 North First Street
 Central City, Kentucky 42330                             25,357             6.19%
Dennis W. Kirtley
 First Kentucky Bancorp, Inc.
 214 North First Street
 Central City, Kentucky 42330                             34,161(2)          8.35%
All Directors and
 Executive Officers as
 a Group (8 persons)                                     109,862(3)         26.84%

- ------------------------
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Common Stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the Record Date. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of the Common Stock.
(2) Includes 3,000 shares held in individual retirement account and 500 shares held in spouse's individual retirement account. Includes 496 shares allocated to Mr. Kirtley's accounts in the ESOP the voting of which shares he has the power to direct. Does not include 200 shares held by adult children over which shares Mr. Kirtley disclaims beneficial ownership.
(3) Includes shares held by certain directors and officers as custodians under Uniform Transfers to Minors Acts, by their spouses and children and for the benefit of certain directors and officers under individual retirement accounts as described in the footnotes to the table of ownership under "Election of Directors." Includes 864 shares allocated to the accounts of directors and executive officers pursuant to the ESOP the voting of which shares directors and executive officers have the power to direct. Does not include 20,286 unallocated shares of the Common Stock held by the ESOP the voting of which is directed by Messrs. Baker, Berryman and Williams in their capacity as the ESOP Trustees.

             FIRST KENTUCKY COMMON STOCK PRICE RANGE AND DIVIDENDS

    First Kentucky Common Stock is traded on a very limited basis and is not quoted on NASDAQ. The table below sets forth for the calendar periods indicated
(i) high and low per share sales prices for First Kentucky Common Stock, as such information is available to the management of First Kentucky, and (ii) the frequency and amount of all cash dividends declared on First Kentucky Common Stock.

                                                                                          CASH
                                                                                        DIVIDEND
YEAR                                                               HIGH        LOW      DECLARED
- ---------------------------------------------------------------  ---------  ---------  -----------
1991:
  Third Quarter................................................  $   12.50  $   12.00   $  --
  Fourth Quarter...............................................      *          *          --
1992:
  First Quarter................................................  $   15.00  $   15.00  $   --
  Second Quarter...............................................      *          *          --
  Third Quarter................................................      *          *          --
  Fourth Quarter...............................................      15.00      15.00      --
1993:
  First Quarter................................................  $   17.50  $   17.00  $      .75
  Second Quarter...............................................      18.40      17.50      --
  Third Quarter................................................      17.50      17.50      --
  Fourth Quarter...............................................      19.00      19.00      --

- ------------------------
*No trades known to management of First Kentucky.


    The last sales price per share of First Kentucky Common Stock before public announcement of the Merger known to management of First Kentucky was $19.00 on October 8, 1993. No sales transactions in First Kentucky Common Stock are known to the management of First Kentucky since October 8, 1993. At January 14, 1994, the last reported sales price per share of Peoples First Common Stock was $27.00. At that price the aggregate value of the Merger Consideration per share of First Kentucky Common Stock would be $61.34.


                                  PROPOSAL III
                         ADJOURNMENT OF ANNUAL MEETING

    Approval of the Merger (Proposal II) requires the affirmative vote of a majority of the total votes eligible to be cast at the Annual Meeting. If there are an insufficient number of shares of First Kentucky Common Stock present in person or by proxy at the Annual Meeting to approve the proposed Merger, the First Kentucky Board intends to adjourn the Annual Meeting to a later date. The place and date to which the Annual Meeting would be adjourned would be announced at the Annual Meeting, but would not be more than 29 days after the date of the Annual Meeting.

    The effect of any such adjournment would be to permit First Kentucky to solicit additional proxies for approval of the Merger. While such an adjournment would not invalidate any proxies previously filed, including those filed by stockholders voting against the proposed Merger, it would afford First Kentucky the opportunity to solicit additional proxies in favor of the Merger.

    The First Kentucky Board recommends a vote "FOR" the approval of the adjournment in the circumstances described above. Approval of the adjournment requires the affirmative vote of the holders of a majority of shares of First Kentucky Common Stock present in person or by proxy at the Annual Meeting.

                  SUPERVISION AND REGULATION OF FIRST KENTUCKY

REGULATION OF FIRST KENTUCKY FEDERAL

    GENERAL. As a savings association, First Kentucky Federal is subject to extensive regulation by the OTS. The lending activities and other investments of First Kentucky Federal must comply with various federal regulatory requirements. OTS periodically examines First Kentucky Federal for compliance with various regulatory requirements. The FDIC also has the authority to conduct special examinations of SAIF members. First Kentucky Federal must file reports with OTS describing its activities and financial condition. First Kentucky Federal is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or appear elsewhere herein.

    REGULATORY CAPITAL REQUIREMENTS. Under OTS capital standards, savings associations must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 3.0% of adjusted total assets and a combination of core and "supplementary" capital equal to 8.0% of "risk-weighted" assets. In addition, the OTS has recently adopted regulations which impose certain restrictions on savings associations that have a total risk-based capital ratio that is less than 8.0%, a ratio of Tier 1 capital to risk-weighted assets of less than 4.0% or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution is rated composite 1 under the OTS examination rating system). See "-- Prompt Corrective Regulatory Action." For purposes of this regulation, Tier 1 capital has the same definition as core capital which is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and "qualifying supervisory goodwill." Core capital is generally reduced by the amount of the savings association's intangible assets for which no market exists. Limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights and qualifying supervisory goodwill. Tangible capital is given the same definition as core capital but does not include an exception for qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets with only a limited exception for purchased mortgage servicing rights. Both core and tangible capital are further reduced by an amount equal to a gradually increasing percentage of the savings association's debt and equity investments in subsidiaries engaged in activities not permissible to national banks other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies. As of September 30, 1993, First Kentucky Federal had no investments in or extensions of credit to subsidiaries engaged in activities not permitted to national banks.

    Adjusted total assets are a savings association's total assets as determined under generally accepted accounting principles increased by certain goodwill amounts and by a pro rated portion of the assets of subsidiaries in which the savings association holds a minority interest and which are not engaged in activities for which the capital rules require deduction of its debt and equity investments as well as a pro rated portion of the assets of other subsidiaries for which deduction is not fully required under phase-in rules. Adjusted total assets are reduced by the amount of assets that have been deducted from capital, the portion of the savings association's investments in subsidiaries that must be deducted from capital under the capital rules and, for purposes of the core capital requirement, qualifying supervisory goodwill.

    In determining compliance with the risk-based capital requirement, a savings association is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the savings association's core capital. Supplementary capital is defined to include certain preferred stock issues, nonwithdrawable accounts and pledged deposits that do not qualify as core capital, certain approved subordinated debt, certain other capital instruments and a portion of the savings association's general loss allowances. Total core and supplementary capital are reduced by the amount of capital instruments held by other depository institutions pursuant to

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
reciprocal arrangements and, after July 1, 1990, by an increasing percentage of the savings association's high loan-to-value ratio land loans and non-residential construction loans and equity investments other than those deducted from core and tangible capital. As of September 30, 1993, First Kentucky Federal had no high ratio land or non-residential construction loans and no equity investments for which OTS regulations require a phased deduction from total capital after July 1, 1990.

    The risk-based capital requirement is measured against risk-weighted assets which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight. Under the OTS risk-weighting system, one- to four-family first mortgages not more than 90 days past due with loan-to-value ratios under 80% are assigned a risk weight of 50%. Consumer and residential construction loans are assigned a risk weight of 100%. Mortgage-backed securities issued, or fully guaranteed as to principal and interest, by the FHLMC are assigned a 20% risk weight. Cash and U.S. Government securities backed by the full faith and credit of the U.S. Government are given a 0% risk weight.

    The table below presents First Kentucky Federal's capital position relative to its various regulatory capital requirements at September 30, 1993.

                                                                         AT SEPTEMBER 30, 1993
                                                                         ----------------------
                                                                                    PERCENT OF
                                                                          AMOUNT    ASSETS (1)
                                                                         ---------  -----------
                                                                         (DOLLARS IN THOUSANDS)
Tangible Capital.......................................................  $  12,771        7.27%
Tangible Capital Requirement...........................................      2,634        1.50
                                                                         ---------       -----
  Excess...............................................................  $  10,137        5.77%
                                                                         ---------       -----
                                                                         ---------       -----
Tier 1/Core Capital....................................................  $  12,771        7.27%
Tier 1/Core Capital Requirement........................................      7,024        4.00
                                                                         ---------       -----
  Excess...............................................................  $   5,747        3.27%
                                                                         ---------       -----
                                                                         ---------       -----
Tier 1 Risk-Based Capital..............................................  $  12,804       19.08%
Tier 1 Risk-Based Capital Requirement..................................      2,684        4.00
                                                                         ---------       -----
  Excess...............................................................  $  10,120       15.08%
                                                                         ---------       -----
                                                                         ---------       -----
Total Capital (i.e., Core and Supplementary Capital)...................  $  13,472       20.08%
Risk-Based Capital Requirement.........................................      5,368        8.00
                                                                         ---------       -----
  Excess...............................................................  $   8,104       12.08%
                                                                         ---------       -----
                                                                         ---------       -----

- ------------------------
(1) Based upon adjusted total assets for purposes of the tangible capital and core capital requirements, and risk-weighted assets for purposes of the risk-based capital requirements.

    Under FIRREA, the capital standards applicable to savings associations must be no less stringent than those applicable to national banks. Effective December 31, 1990, the Office of the Comptroller of the Currency ("OCC") adopted regulations implementing more stringent core capital requirements for national banks. The OCC regulations establish a new minimum core capital ratio of 3% for the most highly rated banks, with at least an additional 100 to 200 basis point "cushion" amount of additional capital required on a case-by-case basis, considering the quality of risk management systems and the overall risk in individual banks. The OTS has recently proposed an amendment to its capital regulations establishing a minimum core capital ratio of 3.00% for savings associations rated composite 1 under the OTS MACRO rating system. For all other savings associations, the minimum core capital ratio will be 3.00% plus at least an additional 100 to 200 basis points. In determining the amount of additional core capital, the OTS will assess both the quality of risk management systems and the level of overall risk in each individual savings association through the supervisory process on a case-by-case basis.

    The OTS has recently adopted an amendment to its risk-based capital requirements that will, effective July 1, 1994, require savings institutions with more than a "normal" level of interest rate risk to maintain additional total capital. A savings institution's interest rate risk will be measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution will be considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than two percent of the current estimated economic value of its assets. A savings institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets.

    The OTS will calculate the sensitivity of a savings institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from a savings institution's total capital will be based on the institution's Thrift Financial Report filed two quarters earlier. Savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are generally exempt from filing the interest rate risk schedule with their Thrift Financial Reports. However, the OTS will require any exempt savings institution that it determines may have a high level of interest rate risk exposure to file such schedule on a quarterly basis. First Kentucky Federal has determined that, on the basis of current financial data, it would not be deemed to have more than normal level of interest rate risk under the new rule and believes that it will not be required to increase its total capital as a result of the rule.

    In addition to requiring generally applicable capital standards for savings associations, the Director of OTS is authorized to establish the minimum level of capital for a savings association at such amount or at such ratio of capital-to-assets as the Director determines to be necessary or appropriate for such association in light of the particular circumstances of the association. The Director of OTS may treat the failure of any savings association to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings association which fails to maintain capital at or above the minimum level required by the Director to submit and adhere to a plan for increasing capital. Such an order may be enforced in the same manner as an order issued by the FDIC.

    PROMPT CORRECTIVE REGULATORY ACTION. Under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital  restoration  plan. A  "significantly undercapitalized"  institution, as well as any undercapitalized institution that did not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective action provisions. If an institution's ratio of tangible capital to total assets falls below a "critical capital level," the institution will be subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal bank regulatory agencies, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized. If a savings association is in compliance with an approved capital plan on the date of enactment of FDICIA, however, it will not be required to submit a capital restoration plan if it is undercapitalized or become subject to the statutory prompt corrective action provisions applicable to significantly and critically undercapitalized institutions prior to July 1, 1994.

    Effective December 19, 1992, the federal banking regulators, including the OTS, adopted regulations implementing the prompt corrective action provisions of FDICIA. Under such regulations, the federal banking regulators will measure a depository institution's capital adequacy on the basis of the institution's total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). Under the regulations, a savings association that is not subject to an order or written directive to meet or maintain a specific capital level will be deemed "well capitalized" if it also has: (i) a total risk-based capital ratio of 10% or greater; (ii) a Tier 1 risk-based capital ratio of 6.0% or greater; and (iii) a leverage ratio of 5.0% or greater. An "adequately capitalized" savings association is a savings association that does not meet the definition of well capitalized and has: (i) a total risk-based capital ratio of 8.0% or greater; (ii) a Tier 1 capital risk-based ratio of 4.0% or greater; and
(iii) a leverage ratio of 4.0% or greater (or 3.0% or greater if the savings association has a composite 1 MACRO rating). An "undercapitalized institution" is a savings association that has (i) a total risk-based capital ratio less than 8.0%; or (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0% (or 3.0% if the association has a composite 1 MACRO rating). A "significantly undercapitalized" institution is defined as a savings association that has: (i) a total risk-based capital ratio of less than 6.0%; or (ii) a Tier 1 risk-based capital ratio of less than 3.0%; or (iii) a leverage ratio of less than 3.0%. A "critically undercapitalized" savings association is defined as a savings association that has a ratio of core capital to total assets of less than 2.0%. The OTS may reclassify a well capitalized savings association as adequately capitalized and may require an adequately capitalized or undercapitalized association to comply with the supervisory actions applicable to associations in the next lower capital category if the OTS determines, after notice and an opportunity for a hearing, that the savings association is in an unsafe or unsound condition or that the association has received and not corrected a less-than-satisfactory rating for any MACRO rating category. First Kentucky Federal is classified as "well capitalized" under the new regulations.

    QUALIFIED THRIFT LENDER TEST. A savings association that does not meet the Qualified Thrift Lender test ("QTL Test") must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank;

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
(iii) the institution shall not be eligible to obtain any advances from its FHLB; and (iv) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the institution ceases to be a Qualified Thrift Lender, it must cease any activity, and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

    Effective January 1, 1992, the QTL Test was amended to require that Qualified Thrift Investments represent 65% of portfolio assets rather than 70% as previously required. Under OTS implementing regulations, portfolio assets are defined as total assets less intangibles, property used by a savings association in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments do not include any intangible asset. Subject to a 20% of portfolio assets limit, however, savings associations are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small businesses in "credit-needy" areas.

    A savings association that was not subject to penalties for failure to maintain Qualified Thrift Lender status as of June 30, 1991 shall be deemed a Qualified Thrift Lender as long as its percentage of Qualified Thrift
Investments continues to equal or exceed 65% in at least nine out of each 12 months. A savings association that fails to maintain Qualified Thrift Lender status will be permitted to requalify once, and if it fails the QTL Test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired. Since First Kentucky Federal was not subject to sanctions for failure to comply with the QTL Test as of June 30, 1991, it will remain in compliance until its weekly average percentage of Qualified Thrift Investments to portfolio assets falls below 65% for four or more months as measured by monthly averages over the preceding 12-month period.

    DIVIDEND LIMITATIONS. Under OTS regulations, First Kentucky Federal is not permitted to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of First Kentucky Federal at the time of its conversion to stock form. In addition, savings association subsidiaries of savings and loan holding companies are required to give the OTS 30 days' prior notice of any proposed declaration of dividends to the holding company.

    Federal regulations impose limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by First Kentucky Federal. Under these regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements (a "Tier 1 Association") is generally permitted without OTS approval, after notice, to make capital distributions during a calendar year in the amount equal to the greater of (i) 75% of net income for the previous four quarters or (ii) up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its total capital to assets ratio exceeded its fully phased-in capital requirement to assets ratio at the beginning of the calendar year. A savings association with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements (a "Tier 2 Association") is permitted, after notice, to make capital distributions without OTS approval of up to 75% of its net income for the previous four quarters, less dividends already paid for such period. A savings association that fails to meet current minimum capital requirements (a "Tier 3 Association") is prohibited from making any capital distributions without the prior approval of the OTS. Tier 1 Associations that have been notified by the OTS that they are in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Association. Unless the OTS determines that First Kentucky Federal is an institution requiring more than normal supervision, First Kentucky Federal is authorized to pay dividends in accordance with the provisions of the OTS regulations discussed above as a Tier 1 Association. Under regulations which took effect on December 19, 1992,

First Kentucky Federal is prohibited from making any capital distributions if after making the distribution, First Kentucky Federal would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

    In addition to the foregoing, earnings of First Kentucky Federal appropriated to bad debt reserves and deducted for Federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by First Kentucky Federal on the amount of earnings removed from the reserves for such distributions. See "Taxation." First Kentucky Federal intends to make full use of this favorable tax treatment afforded to First Kentucky Federal and does not contemplate use of any earnings of First Kentucky Federal in a manner which would limit First Kentucky Federal's bad debt deduction or create federal tax liabilities.

    SAFETY AND SOUNDNESS STANDARDS. On November 18, 1993, federal banking regulatory agencies, including the OTS, jointly published a notice of proposed rulemaking dealing with standards for the safe and sound operation of financial institutions, the adoption of which are required by FDICIA. If adopted in their present form, the proposed regulations would require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The proposed rule would also require certain basic standards to be observed in loan documentation, credit underwriting, interest rate risk exposure, and asset growth. Savings institutions would also be called upon to maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and to take into account factors such as comparable compensation practices at comparable institutions.

    The proposed regulations would also require a savings institution to maintain a ratio of classified assets to total capital and ineligible allowances that is no greater 1.0, and would require that savings institutions have minimum earnings sufficient to absorb losses without impairing capital (an institution would meet this standard if it would remain in compliance with minimum capital requirements assuming that its net income or loss over the last four quarters of earnings continued over the next four quarters). The proposed regulations would also require savings and loan holding companies to ensure that transactions involving the holding company, one of its affiliates or directors or officers, and a savings institution satisfy applicable fiduciary principles, not have a detrimental effect on the savings institution's safe and sound operation, and not create a serious risk that the liabilities of the holding company might be imposed on the institution. The proposed regulations would require holding companies to take corporate actions necessary or enable subsidiary savings institutions to comply with the regulations, and to refrain from taking any action which could impede compliance. The OTS may require institutions to file safety and soundness plans to cure any deficiency. The OTS may issue orders directing an institutions to correct a deficiency or to take or refrain from taking actions prohibited by Section 39 of FDICIA, and may assess civil money penalties or take other enforcement action if such an order is violated. Although it is too early to predict with certainty what impact the proposed rulemaking, if adopted in its current form, would have on First Kentucky Federal, it is not believed that it would have a material adverse effect on their operations.

    DEPOSIT INSURANCE. First Kentucky Federal is required to pay assessments based on a percent of its insured deposits to the FDIC for insurance of its deposits by the SAIF. From January 1, 1991 through December 31, 1993, the assessment rate shall not be less than 0.23% of insured deposits. From January 1, 1994 through December 31, 1997, the assessment rate shall not be less than 0.18%. After December 31, 1997, the SAIF assessment rate will be a rate determined by the FDIC to be appropriate to increase the reserve ratio of the SAIF to 1.25% of insured deposits or such higher percentage as the FDIC determines to be appropriate but not less than 0.15%.

    First Kentucky Federal's deposits are insured up to applicable limits under SAIF. On November 22, 1993, the Resolution Trust Corporation Completion Act (the "RTC Act") was approved by the United States Congress extending authority of the Resolution Trust Corporation ("RTC") to take failed thrift institutions into conservatorship or receivership through a date between January 1, 1995 and July 1, 1995 to be selected by the Chairman of the Thrift Depositor Protection Oversight Board. The legislation allows the RTC to use up to $18.3 billion to resolve failed thrifts by removing the April 1, 1992 limitation on funds previously provided under the RTC Refinancing, Restructuring and Improvement Act of 1991. As a condition for the release of any funds in excess of $10 billion, the Secretary of the Treasury must certify to the Congress that the RTC has taken such actions as may be necessary to comply with management reforms required by the legislation, or that as of the date of certification, the RTC is continuing to make adequate progress toward full compliance with such requirements. Because the Bank Insurance Fund ("BIF"), which insures the deposits of commercial banks, has higher reserves and is expected to be responsible for fewer troubled institutions, commercial banks including commercial banks in First Kentucky Federal's market area are expected to have significantly lower deposit insurance assessments than savings associations in the future which could adversely impact First Kentucky Federal's ability to compete for deposits and loans.

    Under FDICIA, the FDIC is required to establish a risk-based assessment system for insured depository institutions to become effective by January 1, 1994. The FDIC has adopted a transitional risk-based deposit insurance assessment system which became effective on January 1, 1993 and will become the final risk-based premium system on January 1, 1994. Under the transitional system, the assessment rate for an insured depository institution will depend on the assessment risk classification assigned to the institution by the FDIC which will be determined by the institution's capital level and supervisory evaluations. Institutions will be assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- based on the data reported to regulators for date closest to the last day of the seventh month preceding the semi-annual assessment period. Well capitalized institutions are institutions satisfying the following capital ratio standards: (i) total risk-based capital ratio of 10.0% or greater; (ii) Tier 1 risk-based capital ratio of 6.0% or greater; and (iii) Tier 1 leverage ratio of 5.0% or greater. Adequately capitalized institutions are institutions that do not meet the standards for well capitalized institutions but which satisfy the following capital ratio standards: (i) total risk-based capital ratio of 8.0% or greater;
(ii) Tier 1 risk-based capital ratio of 4.0% or greater; and (iii) Tier 1 leverage ratio of 4.0% or greater. Undercapitalized institutions consist of institutions that do not qualify as either "well capitalized" or "adequately capitalized." Within each capital group, institutions will be assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Subgroup A will consist of financially sound institutions with only a few minor weaknesses. Subgroup B consists of institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the deposit insurance fund. Subgroup C consists of institutions that pose a substantial probability of loss to the deposit insurance fund unless effective corrective action is taken. The assessment rate will range from 0.23% of deposits for well capitalized institutions in Subgroup A to 0.31% of deposits for undercapitalized institutions in Subgroup C.

    SAIF members are generally prohibited from converting to the status of BIF members or merging with or transferring assets to a BIF member before August 9, 1994. The FDIC, however, may approve such a transaction in the case of a SAIF member in default or if the transaction involves an insubstantial portion of the deposits of each participant. In addition, mergers, transfers of assets and assumptions of liabilities may be approved by the appropriate bank regulator so long as deposit insurance premiums continue to be paid to the SAIF for deposits attributable to the SAIF members plus an adjustment for the annual rate of growth of deposits in the surviving bank without regard to subsequent acquisitions. Each depository institution participating in a SAIF to BIF conversion transaction is required to pay an exit fee to the SAIF and an entrance fee to the BIF. A savings association may adopt a commercial bank or savings bank charter prior to August 9, 1994 if the resulting bank remains a SAIF member.

    The FDIC has adopted a regulation which provides that any insured depository institution with a ratio of Tier 1 capital to total assets of less than 2% will be deemed to be operating in an unsafe or unsound condition, which would constitute grounds for the initiation of termination of deposit insurance proceedings. The FDIC, however, would not initiate termination of insurance proceedings if the depository institution has entered into and is in compliance with a written agreement with its primary regulator, and the FDIC is a party to the agreement, to increase its Tier 1 capital to such level as the FDIC deems appropriate. Tier 1 capital is defined as the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets other than mortgage servicing rights and qualifying supervisory goodwill eligible for inclusion in core capital under OTS regulations and minus identified losses and investments in certain securities subsidiaries. Insured depository institutions with Tier 1 capital equal to or greater than 2% of total assets may also be deemed to be operating in an unsafe or unsound condition notwithstanding such capital level. The regulation further provides that in considering applications that must be submitted to it by savings associations, the FDIC will take into account whether the savings association is meeting with the Tier 1 capital requirement for state non-member banks of 4% of total assets for all but the most highly rated state non-member banks.

    FEDERAL HOME LOAN BANK SYSTEM. First Kentucky Federal is a member of the FHLB, which consists of 12 Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB of Cincinnati, First Kentucky Federal is required to acquire and hold shares of capital stock in the FHLB of Cincinnati in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances from the FHLB of Cincinnati, whichever is greater. First Kentucky Federal was in compliance with this requirement with investment in FHLB of Cincinnati stock at September 30, 1993, of $1,363,700. The FHLB of Cincinnati is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Cincinnati. As of September 30, 1993, First Kentucky Federal had no advances from the FHLB of Cincinnati. See "Deposit Activity and Other Sources of Funds -- Borrowings."

    LIQUIDITY REQUIREMENTS. First Kentucky Federal is required to maintain average daily balances of liquid assets (cash, certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, securities of certain mutual funds, and specified United States government, state or federal agency obligations) equal to the monthly average of not less than a specified percentage (currently 5%) of its net withdrawable savings deposits plus short-term borrowings. First Kentucky Federal is also required to maintain average daily balances of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet liquidity requirements. The average daily and short-term liquidity ratios of First Kentucky Federal for the September 30, 1993, were 46.89% and 5.72%, respectively.

    FEDERAL RESERVE SYSTEM. Pursuant to regulations of the Federal Reserve Board, a thrift institution must maintain average daily reserves equal to 3% on the first $51.9 million of transaction accounts, plus 10% on the remainder. This percentage is subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 1993, First Kentucky Federal met its reserve requirements.

REGULATION OF FIRST KENTUCKY

    GENERAL. First Kentucky is registered as a savings and loan holding company with the OTS and subject to OTS regulations, examinations, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, First Kentucky Federal is subject to certain restrictions in its dealings with First Kentucky and affiliates thereof.

    ACTIVITIES RESTRICTIONS. The Board of Directors of First Kentucky presently operates First Kentucky as a unitary savings and loan holding company. There are generally no restrictions on the activities of a unitary savings and loan holding company. However, if the Director of OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness, or stability of its subsidiary savings association, the Director of OTS may impose such restrictions as deemed necessary to address such risk and limiting (i) payment of dividends by the savings association, (ii) transactions between the savings association and its affiliates, and (iii) any activities of the savings association that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings association. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings association subsidiary of such a holding company fails to meet the QTL Test, then such unitary holding company shall also presently become subject to the activities restrictions applicable to multiple holding companies and unless the savings association requalifies as a Qualified Thrift Lender within one year thereafter, register as, and become subject to, the restrictions applicable to a bank holding company.

    If First Kentucky were to acquire control of another savings association, other than through merger or other business combination with First Kentucky Federal, First Kentucky would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings association meets the QTL Test, the activities of First Kentucky and any of its subsidiaries (other than First Kentucky Federal or other subsidiary savings institutions) would thereafter be subject to further restrictions. The Home Owners' Loan Act, as amended by FIRREA, provides that, among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings association shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity, upon prior notice to, and no objection by the OTS, other than (i) furnishing or performing management services for a subsidiary savings association, (ii) conducting an insurance agency or escrow business, (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution, (iv) holding or managing properties used or occupied by a subsidiary savings institution, (v) acting as trustee under deeds of trust, (vi) those activities previously directly authorized by the FSLIC by regulation as of March 5, 1987 to be engaged in by multiple holding companies or (vii) those activities authorized by the Federal Reserve Board as permissible for bank holding companies, unless the Director of OTS by regulation prohibits or limits such activities for savings and loan holding companies. Those activities described in (vii) above must also be approved by the Director of OTS prior to being engaged in by a multiple holding company.

    TRANSACTIONS WITH AFFILIATES. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. In a holding company context, the parent holding company of a savings association (such as First Kentucky) and any companies which are controlled by such parent holding company are affiliates of the savings association. Generally, Sections 23A and 23B (i) limit the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction"
includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the restrictions imposed by Sections 23A and 23B, no savings association may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

    Savings associations  are  also subject  to  the restrictions  contained  in
Section 22(h) of the Federal Reserve Act on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to an executive officer and to a greater than 10% stockholder of a savings association (18% in the case of institutions located in an area with less than 30,000 in population), and certain affiliated entities of either, may not exceed, together with all other outstanding loans to such person and affiliated entities the association's loan to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus and an additional 10% of such capital and surplus for loans fully secured by certain readily marketable collateral). Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and greater than 10% stockholders of a savings association, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the association with any "interested" director not participating in the voting. The Federal Reserve Board has prescribed the loan amount (which includes all other outstanding loans to such person), as to which such prior board of director approval if required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Further, the Federal Reserve Board pursuant to
Section 22(h) requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons.

    Savings associations are also subject to the requirements and restrictions of Section 22(g) of the Federal Reserve Act on loans to executive officers and the restrictions of 12 U.S.C. Section1972 on certain tying arrangements and extensions of credit by correspondent banks. Section 22(g) of the Federal Reserve Act requires that loans to executive officers of depository institutions not be made on terms more favorable than those afforded to other borrowers, requires approval for such extensions of credit by the board of directors of the institution, and imposes reporting requirements for and additional restrictions on the type, amount and terms of credits to such officers. Section 1972 prohibits (i) a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain exceptions, and (ii) extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

    RESTRICTIONS ON ACQUISITIONS. The Home Owners' Loan Act generally prohibits a savings and loan holding company from acquiring, without prior approval of the Director of OTS, (i) control of any other savings association or savings and loan holding company or substantially all the assets thereof or (ii) more than 5% of the voting shares of a savings association or holding company thereof which is not a subsidiary. Under certain circumstances, a registered savings and loan holding company is permitted to acquire, with the approval of the Director of OTS, up to 15% of the voting shares of an under-capitalized savings association pursuant to a "qualified stock issuance" without that savings association being deemed controlled by the holding company. In order for the shares acquired to constitute a "qualified stock issuance," the shares must consist of previously unissued stock or treasury shares, the shares must be acquired for cash, the savings and loan holding company's other subsidiaries must have tangible capital of at least 6 1/2% of total assets, there must not be more than one common director or officer between the savings and loan holding company and the issuing savings association and transactions between the savings association and the savings and loan holding company and any of its affiliates must conform to Sections 23A and 23B of the Federal Reserve Act. Except with the prior approval of the Director of OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may also acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company.

    The Director of OTS may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state if: (i) the multiple savings and loan holding company involved controls a savings institution which operated a home or branch office in the state of the association to be acquired as of March 5, 1987; (ii) the acquiror is authorized to acquire control of the savings association pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act; or (iii) the statutes of the state in which the association to be acquired is located specifically permit institutions to be acquired by state-chartered associations or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

    Under the laws of Kentucky, a savings and loan association holding company having its principal place of business in any state may acquire control of any Kentucky savings and loan association or of any savings and loan association holding company having its principal place of business in Kentucky, if the state in which the acquiring savings and loan holding company has its principal place of business authorizes acquisitions of savings and loan associations or savings and loan association holding companies in that state by a savings and loan association holding company having its principal place of business in Kentucky under conditions substantially no more restrictive than those imposed by Kentucky law. Kentucky law prohibits acquisitions of Kentucky savings and loan associations that would result in the acquiror controlling Kentucky savings and loan associations holding more than 15% of the total deposits in all Kentucky savings and loan associations. Until July 15, 1993, no company may acquire more than three Kentucky savings and loan associations during any 12-month period. In addition, no savings and loan holding company may acquire a Kentucky savings and loan association chartered after July 15, 1988 that has been in existence less than 5 years.

    The OTS has recently amended its regulations to permit federal associations to branch in any state or states of the United States and its territories. Except in supervisory cases or when interstate branching is otherwise permitted by state law or other statutory provision, a federal association may not establish an out-of-state branch unless (i) the federal association qualifies as a "domestic building and loan association" under Section7701(a)(19) of the Internal Revenue Code and the total assets attributable to all branches of the association in the state would qualify such branches taken as a whole for treatment as a domestic building and loan association and (ii) such branch would not result in (a) formation of a prohibited multi-state multiple savings and loan holding company or (b) a violation of certain statutory restrictions on branching by savings association subsidiaries of banking holding companies. Federal associations generally may not establish new branches unless the association meets or exceeds minimum regulatory capital requirements. The OTS will also consider the association's record of compliance with the Community Reinvestment Act of 1977 in connection with any branch application.

    The BHCA has been amended to specifically authorize the Federal Reserve Board to approve an application by a bank holding company to acquire control of any savings association. Pursuant to rules promulgated by the Federal Reserve Board, owning, controlling or operating a savings association is a permissible activity for bank holding companies, if the savings association engages only in deposit-taking activities and lending and other activities that are permissible for bank holding companies. In approving such an application, the Federal Reserve Board may not impose any restriction on transactions between the savings association and its holding company affiliates except as required by Sections 23A and 23B of the Federal Reserve Act.

    A bank holding company that controls a savings association may merge or consolidate the assets and liabilities of the savings association with, or transfer assets and liabilities to, any subsidiary bank which is a member of the BIF with the approval of the appropriate federal banking agency and the Federal Reserve Board. The resulting bank will be required to continue to pay assessments to the SAIF at the rates prescribed for SAIF members on the deposits attributable to the merged savings association plus an annual growth increment. In addition, the transaction must comply with the restrictions on interstate acquisitions of commercial banks under the BHCA.

                                 LEGAL MATTERS

    Brown, Todd & Heyburn, 3200 Capital Holding Center, Louisville, Kentucky 40202-3363, will pass upon the legality of the shares of Peoples First Common Stock offered hereby. For legal services rendered to Peoples First, Brown, Todd & Heyburn will receive its customary hourly rates.

                                    EXPERTS

    The financial statements of First Kentucky as of September 30, 1993 and 1992, and for each of the years in the three-year period ended September 30, 1993, included in this Registration Statement, have been included in the Registration Statement in reliance upon the report of Whelan, Doerr, Pike & Pawley, PSC, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. A representative of Whelan, Doerr, Pike & Pawley, PSC is expected to be present at the Annual Meeting to respond to stockholders' questions and will have the opportunity to make a statement if he so desires.

    The consolidated financial statements of Peoples First as of December 31, 1992 and 1991 and for each of the years in the three-year period ended December 31, 1992 incorporated by reference in the Registration Statement have been incorporated in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Representatives of KPMG Peat Marwick are expected to be present at the Annual Meeting.

                                 OTHER BUSINESS

    As of the date of this Prospectus-Proxy Statement, the First Kentucky Board knows of no matters that will be presented for consideration at the Annual Meeting, other than the matters set forth in the Notice of Annual Meeting of Stockholders attached to this Prospectus-Proxy Statement. However, if any other matters shall properly come before the Annual Meeting or any adjournments thereof and are voted upon, the enclosed proxy will be deemed to confer discretionary authority to the individuals named as proxies therein to vote the shares represented by proxy as to any such matters.

                             STOCKHOLDER PROPOSALS

    It is currently anticipated that the Merger will be consummated prior to the planned date for the 1995 Annual Meeting of Stockholders. If the Merger is not consummated prior to such date and the 1995 Annual Meeting of Stockholders is held, any stockholder proposal to take action at such meeting must be received at First Kentucky's executive office at 214 North First Street, Central City, Kentucky 42330, no later than August 18, 1994 in order to be eligible for inclusion in First Kentucky's proxy materials for next year's Annual Meeting of Stockholders. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

                          ANNUAL REPORT ON FORM 10-KSB

    A COPY OF FIRST KENTUCKY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1993 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO BARBARA M. DIAMOND, CHIEF ACCOUNTING OFFICER, FIRST KENTUCKY BANCORP, INC., P.O. BOX 110, CENTRAL CITY, KENTUCKY 42330.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                 OF FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

                                                                                                       PAGE NO.
                                                                                                     -------------
Independent Auditors' Report.......................................................................       F-1
Balance Sheets as of September 30, 1993 and 1992...................................................       F-2
Statements of Income For Years Ended September 30, 1993, 1992, and 1991............................       F-3
Statements of Stockholders' Equity For Years Ended September 30, 1993, 1992, and 1991..............       F-4
Statements of Cash Flows For Years Ended September 30, 1993, 1992, and 1991........................   F-5 to F-6
Notes to Consolidated Financial Statements.........................................................   F-7 to F-24

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
First Kentucky Bancorp, Inc.
Central City, Kentucky

    We have audited the accompanying consolidated statements of financial condition of First Kentucky Bancorp, Inc. and subsidiary as of September 30, 1993 and 1992, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1993. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kentucky Bancorp, Inc. and subsidiary as of September 30, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1993, in conformity with generally accepted accounting principles.

                                          WHELAN, DOERR, PIKE & PAWLEY, PSC

Elizabethtown, Kentucky
November 3, 1993

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                     ASSETS

                                                                                          SEPTEMBER 30,
                                                                                ----------------------------------
                                                                                      1993              1992
                                                                                ----------------  ----------------
Cash:
  Interest-bearing deposits...................................................  $      5,000,000  $     10,500,000
  Noninterest-bearing deposits................................................         2,382,992         2,739,204
Investment securities (Market value, September 30, 1993 $17,133,000; September        15,569,313        19,467,767
 30, 1992 $19,674,000) (Note 4)...............................................
Mortgage-backed securities (Market value, September 30, 1993 $71,393,000;             69,747,976        58,114,592
 September 30, 1992 $60,365,000) (Note 4).....................................
Loans receivable, net (Note 5)................................................        78,233,516        81,687,553
Office properties and equipment, net (Note 6).................................         1,875,101         1,987,609
Real estate owned, net (Note 7)...............................................           267,572           553,209
Federal Home Loan Bank stock, at cost.........................................         1,363,700         1,178,100
Accrued interest receivable (Note 8)..........................................           928,189         1,393,740
Prepaid and other assets (Note 12)............................................           312,992           413,479
                                                                                ----------------  ----------------
                                                                                $    175,681,351  $    178,035,253
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Customer deposits (Note 9)..................................................  $    161,374,848  $    165,423,554
  Note payable (Note 11)......................................................           158,481           202,856
  Advance payments by borrowers for taxes and insurance.......................           223,534           163,458
  Income taxes (Note 12):
    Current...................................................................         --                  115,419
  Other liabilities...........................................................           173,115           287,836
                                                                                ----------------  ----------------
      Total liabilities.......................................................       161,929,978       166,193,123
                                                                                ----------------  ----------------
  Commitments (Note 5)........................................................         --                --
  Stockholders' equity (Notes 1, 10 and 11):
    Serial preferred stock, 500,000 shares authorized and unissued............         --                --
    Common stock, $.01 par value, 2,500,000 shares authorized; issued and                  4,093             3,731
     outstanding 1993 -- 409,342 shares; 1992 -- 373,117 shares...............
    Additional paid-in capital................................................         3,670,279         3,282,478
    Employee Stock Ownership Plan shares purchased with debt..................          (158,481)         (202,856)
    Retained earnings, substantially restricted...............................        10,235,482         8,758,777
                                                                                ----------------  ----------------
      Total stockholders' equity..............................................        13,751,373        11,842,130
                                                                                ----------------  ----------------
                                                                                $    175,681,351  $    178,035,253
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

                See notes to consolidated financial statements.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                   ----------------------------------------------
                                                                        1993            1992            1991
                                                                   --------------  --------------  --------------
Interest income:
  Loans..........................................................  $    6,597,948  $    8,107,403  $   10,287,595
  Investments and deposits.......................................       1,498,993       2,335,106       3,393,958
  Mortgage-backed securities.....................................       4,174,508       3,685,778       1,259,010
                                                                   --------------  --------------  --------------
                                                                       12,271,449      14,128,287      14,940,563
Interest expense on customer deposits............................       6,683,955       9,092,693      11,008,948
                                                                   --------------  --------------  --------------
Net interest income before provision for loan losses.............       5,587,494       5,035,594       3,931,615
Provision for loan losses........................................         122,000         253,000         264,000
                                                                   --------------  --------------  --------------
Net interest income after provision for loan losses..............       5,465,494       4,782,594       3,667,615
                                                                   --------------  --------------  --------------
Other income:
  Gain on sale of investments (Note 4)...........................        --                13,036        --
  Service fees...................................................         383,529         449,435         346,197
  Operation of real estate owned, net............................          (1,933)         66,390          62,671
  Other..........................................................          67,177         112,791          83,534
                                                                   --------------  --------------  --------------
                                                                          448,773         641,652         492,402
                                                                   --------------  --------------  --------------
Other expenses:
  Compensation and benefits (Note 11)............................       1,657,118       1,553,037       1,400,527
  Office occupancy, net..........................................         293,680         302,072         311,964
  Federal insurance premiums.....................................         335,500         364,500         352,500
  Provision for loss on real estate owned........................        --                50,000          20,000
  Computer services..............................................         244,978         223,180         218,497
  Kentucky building and loan tax.................................         174,160         133,377         132,981
  Other..........................................................         616,204         602,112         563,333
                                                                   --------------  --------------  --------------
                                                                        3,321,640       3,228,278       2,999,802
                                                                   --------------  --------------  --------------
Income before income taxes.......................................       2,592,627       2,195,968       1,160,215
                                                                   --------------  --------------  --------------
Income taxes (credits) (Note 12):
  Current........................................................         839,955         828,576         442,798
  Deferred.......................................................          (3,871)        (83,361)         (9,194)
                                                                   --------------  --------------  --------------
                                                                          836,084         745,215         433,604
                                                                   --------------  --------------  --------------
Net income.......................................................  $    1,756,543  $    1,450,753  $      726,611
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Net income per share (Note 10)...................................           $4.56           $4.00            $.58

                See notes to consolidated financial statements.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                              EMPLOYEE
                                          COMMON STOCK                                     STOCK OWNERSHIP
                                      --------------------   ADDITIONAL                      PLAN SHARES
                                      NUMBER OF                PAID-IN        RETAINED     PURCHASED WITH
                                       SHARES     AMOUNT       CAPITAL        EARNINGS          DEBT            TOTAL
                                      ---------  ---------  -------------  --------------  ---------------  --------------
Balance, October 1, 1990............     --      $  --      $    --        $    6,581,413   $    --         $    6,581,413
Proceeds from common stock offering,
 net (Note 1).......................    362,250      3,622      3,146,750        --              --              3,150,372
Employee Stock Ownership Plan shares
 purchased with debt (Note 11)......     --         --           --              --              (253,570)        (253,570)
Net income..........................     --         --           --               726,611        --                726,611
                                      ---------  ---------  -------------  --------------  ---------------  --------------
Balance, September 30, 1991.........    362,250      3,622      3,146,750       7,308,024        (253,570)      10,204,826
Issuance of stock to Management
 Recognition Plan Trust (Note 11)...     10,867        109        135,728        --              --                135,837
Principal repayments on ESOP
 obligation (Note 11)...............     --         --           --              --                50,714           50,714
Net income..........................     --         --           --             1,450,753        --              1,450,753
                                      ---------  ---------  -------------  --------------  ---------------  --------------
Balance, September 30, 1992.........    373,117      3,731      3,282,478       8,758,777        (202,856)      11,842,130
Exercise of stock options...........     36,225        362        361,888        --              --                362,250
Tax benefit of exercising stock
 options and ESOP dividends used to
 retire debt........................     --         --             25,913        --              --                 25,913
Principal repayments on ESOP
 obligation (Note 11)...............     --         --           --              --                44,375           44,375
Cash dividends paid.................     --         --           --              (279,838)       --               (279,838)
Net income..........................     --         --           --             1,756,543        --              1,756,543
                                      ---------  ---------  -------------  --------------  ---------------  --------------
Balance, September 30, 1993.........    409,342  $   4,093  $   3,670,279  $   10,235,482   $    (158,481)  $   13,751,373
                                      ---------  ---------  -------------  --------------  ---------------  --------------
                                      ---------  ---------  -------------  --------------  ---------------  --------------

                See notes to consolidated financial statements.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                   ----------------------------------------------
                                                                        1993            1992            1991
                                                                   --------------  --------------  --------------
Operating Activities:
  Net income.....................................................  $    1,756,543  $    1,450,753  $      726,611
  Adjustments to reconcile net income to net cash provided by
   (used in) operating activities:
    Provision for loan losses....................................         122,000         253,000         264,000
    Provision for loss on real estate owned......................        --                50,000          20,000
    Depreciation of office properties and equipment..............         178,724         150,482         170,146
    Depreciation of real estate owned............................           7,256          21,759          21,759
    Gain on sale of investments..................................        --               (13,036)       --
    Loss on sale of real estate, net.............................        --              --                 4,314
    Amortization of premiums and accretion of discounts on
     investment securities and mortgage-backed securities, net...        (626,969)         43,939         127,989
    FHLB stock dividends.........................................         (56,700)        (52,800)        (70,800)
    Pension expense paid on ESOP debt............................          25,357          27,163        --
    Tax benefit of exercising stock options and ESOP dividends
     used to retire debt.........................................          25,913        --              --
  Change in assets and liabilities:
    (Increase) decrease in accrued interest receivable...........         465,551         170,463        (152,146)
    (Increase) decrease in prepaid and other assets..............         104,358        (144,929)         40,209
    Increase (decrease) in income taxes -- current...............        (115,419)        (64,388)        179,807
    Decrease in income taxes -- deferred.........................          (3,871)        (83,361)         (9,194)
    Increase (decrease) in other liabilities.....................        (114,721)       (121,078)         87,526
                                                                   --------------  --------------  --------------
Net cash provided by operating activities........................       1,768,022       1,687,967       1,410,221
                                                                   --------------  --------------  --------------
Investing Activities:
  Proceeds from sale of investment securities....................        --            11,863,750        --
  Proceeds from maturities of investment securities..............       5,035,000       5,594,000      10,694,000
  Purchases of investment securities and mortgage-backed
   securities....................................................     (29,663,074)    (46,819,446)    (33,310,317)
  Net repayments of loans........................................       3,029,898      16,160,816       8,944,297
  Purchases of office properties and equipment...................         (66,216)        (90,169)        (92,933)
  Redemption (purchases) of FHLB stock...........................        (128,900)        (79,700)        123,700
  Principal collected on mortgage-backed securities..............      17,520,113       6,217,699       1,086,744
  Sales of real estate owned.....................................         580,520         138,473         144,146
                                                                   --------------  --------------  --------------
Net cash used in investing activities............................      (3,692,659)     (7,014,577)    (12,410,363)
                                                                   --------------  --------------  --------------

                See notes to consolidated financial statements.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                   ----------------------------------------------
                                                                        1993            1992            1991
                                                                   --------------  --------------  --------------
Financing Activities:
  Net (decrease) increase in customer deposits...................  $   (4,048,706) $      954,521  $    3,684,783
  Net increase in advance payments by borrowers..................          60,076          19,431           8,179
  Proceeds from long-term borrowing..............................        --              --               253,570
  Proceeds from common stock offering, net of issue costs........        --              --             3,150,372
  Shares purchased by Employee Stock Ownership Plan..............        --              --              (253,570)
  Proceeds from common stock issuance to MRP Trust...............        --               135,837        --
  Proceeds from exercise of stock options........................         362,250        --              --
  Repayment of borrowed funds....................................         (25,357)        (50,714)       --
  Dividends paid to shareholders and on ESOP debt................        (279,838)       --              --
                                                                   --------------  --------------  --------------
Net cash (used in) provided by financing activities..............      (3,931,575)      1,059,075       6,843,334
                                                                   --------------  --------------  --------------
Net decrease in cash and cash equivalents........................      (5,856,212)     (4,267,535)     (4,156,808)
Cash and cash equivalents:
  Beginning of year..............................................      13,239,204      17,506,739      21,663,547
                                                                   --------------  --------------  --------------
  End of year....................................................  $    7,382,992  $   13,239,204  $   17,506,739
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Supplemental Disclosures of Cash Flow Information:
  Cash payments for:
    Interest.....................................................  $    6,708,444  $    9,134,160  $   11,051,941
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
    Income taxes.................................................  $      977,519  $      892,065  $      146,338
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Supplemental Disclosure of Noncash Activities:
  Transfer of loans to real estate owned.........................  $      295,384  $       88,380  $      323,907
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
  Loans to finance sales of real estate owned....................  $       35,934  $      121,750  $      242,056
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                See notes to consolidated financial statements.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  FIRST KENTUCKY BANCORP, INC.
    First Kentucky Bancorp, Inc. (the Company) is a Delaware corporation formed at the direction of First Kentucky Federal Savings Bank (the Bank) to acquire all the outstanding capital stock that the Bank issued upon conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank; this conversion was effective June 18, 1991. As part of the conversion, the Bank issued all of its common stock to the Company and, simultaneously, the Company sold its common stock to certain depositors of the Bank. The Company issued 362,250 shares of common stock for an aggregate price of $3,622,500 or $3,150,372, net of conversion costs which were deducted from the proceeds. The plan of conversion outlined that all but approximately 1% of the net proceeds would be injected into the Bank in exchange for 100% of its stock and, accordingly $3,100,000 was infused into the Bank.

    Prior to the conversion, the Company had not transacted any material business activities other than those associated with the issuance of stock. Subsequent to the conversion, the Company's business activities have been limited to owning the Bank.

2.  SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Kentucky Federal Savings Bank and its wholly-owned subsidiary, Home Service Corporation, for all years presented. Intercompany accounts and transactions have been eliminated in consolidation. Certain prior year accounts have been reclassified to conform with 1993 classifications.

    REAL ESTATE OWNED. Real estate properties acquired through foreclosure and in settlement of loans are stated at the lower of cost or estimated net realizable value at the date of foreclosure. Cost is the lesser of fair value or the sum of the related loan balance and the costs of foreclosure. Estimated net realizable value represents estimated sales price less direct selling expenses. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are not capitalized and are charged against operations in the current period. Any portion of interest costs relating to development of real estate is capitalized. In addition, real estate owned consists of in-substance foreclosures which based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement and foreclosure is probable to provide for repayment of the loan.

    OFFICE PROPERTIES AND EQUIPMENT. Office properties and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method over the following estimated useful lives:

                                                                               YEARS
                                                                             ---------
Land improvements..........................................................   5 - 20
Buildings and improvements.................................................   5 - 50
Furniture, fixtures and equipment..........................................   3 - 15

    LOANS RECEIVABLE. Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, deferred loan origination fees and unearned discounts. Deferred loan origination fees are amortized using the level yield method on a loan-by-loan basis over the lives of the underlying loans. Unearned discounts on consumer loans are recognized over the lives of the loans using methods that approximate the interest method. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower has the ability to make regular interest and principal payments, in which case the loan is returned to accrual status.

    The Bank's primary lending area is a region within Western Kentucky. The economy within this region is based upon agriculture and coal industries. The Bank's primary lending activity is the origination of residential real estate loans secured by first mortgage for the purpose of acquisition or construction of one-to-four family residential properties.

    ALLOWANCE FOR LOSSES AND UNCOLLECTED INTEREST. The Bank provides valuation allowances for estimated losses on loans, accrued interest and real estate owned when a loss is both estimable and probable. Major loans, real estate, and major lending areas are reviewed periodically to determine potential problems at an early date. The Bank's experience has shown that foreclosures on loans result in some losses. Therefore, in addition to allowances for specific loans, the Bank makes a provision for losses on properties based in part on loss experience and in part on prevailing market conditions. Additions to allowances are charged to operations.

    INVESTMENT SECURITIES. Securities are carried at amortized cost and are not adjusted to the lower of cost or market because it is management's intention to hold them to maturity. Amortization of premiums and accretion of discounts is computed on a method which approximates the level yield method. Gains or losses on the sale of investment securities are recognized in income at the time of sale, with cost being determined by the specific identification method.

    In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 "ACCOUNTING FOR CERTAIN INVESTMENTS, DEBT, AND EQUITY SECURITIES" (SFAS No. 115). The statement requires the classification of investment securities into three categories: held-to-maturity, available-for-sale, or trading, based on management's positive intent and ability to hold such securities. The Bank intends to adopt SFAS No. 115 by October 1, 1994, as required. The adoption of SFAS No. 115 would not have a material effect on the financial statements at September 30, 1993.

    MORTGAGE-BACKED SECURITIES. Mortgage-backed securities are carried at unpaid principal balances adjusted for unamortized premiums and unearned discounts as it is management's intent and ability to hold such investments to maturity. Amortization of premiums and accretion of discounts is computed on a method which approximates the level yield method. Such securities are primarily Federal Home Loan Mortgage Corporation and Government National Mortgage Association participations.

    INCOME TAXES.   Deferred income  taxes are provided  on differences  between income reported for financial reporting and income tax purposes as explained more fully in Note 12.

3.  STATEMENT OF CASH FLOWS
    Companies are required to classify cash receipts and payments according to whether they stem from operating, investing or financing activities. For purposes of the statement of cash flows, the Bank considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand, amounts due from banks and other short-term cash investments.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

4.  INVESTMENT SECURITIES
    The carrying values and estimated market values of investments in debt securities are as follows:

                                                                          SEPTEMBER 30, 1993
                                                      -----------------------------------------------------------
                                                                          GROSS         GROSS
                                                                       UNREALIZED     UNREALIZED     ESTIMATED
                                                      AMORTIZED COST      GAINS        (LOSSES)     MARKET VALUE
                                                      --------------  -------------  ------------  --------------
U.S. Treasury and Agency obligations................  $   14,814,005  $   1,544,995  $    --       $   16,359,000
Obligations of states and political subdivisions....         755,308         18,692       --              774,000
                                                      --------------  -------------  ------------  --------------
                                                          15,569,313      1,563,687       --           17,133,000
Mortgage-backed securities..........................      69,747,976      1,650,614        (5,590)     71,393,000
                                                      --------------  -------------  ------------  --------------
                                                      $   85,317,289  $   3,214,301  $     (5,590) $   88,526,000
                                                      --------------  -------------  ------------  --------------
                                                      --------------  -------------  ------------  --------------

                                                                          SEPTEMBER 30, 1992
                                                      -----------------------------------------------------------
                                                                          GROSS         GROSS
                                                                       UNREALIZED     UNREALIZED     ESTIMATED
                                                      AMORTIZED COST      GAINS        (LOSSES)     MARKET VALUE
                                                      --------------  -------------  ------------  --------------
U.S. Treasury and Agency obligations................  $   19,142,767  $     445,200  $   (243,967) $   19,344,000
Obligations of states and political
 subdivisions.......................................         325,000          5,000       --              330,000
                                                      --------------  -------------  ------------  --------------
                                                          19,467,767        450,200      (243,967)     19,674,000
Mortgage-backed securities..........................      58,114,592      2,250,408       --           60,365,000
                                                      --------------  -------------  ------------  --------------
                                                      $   77,582,359  $   2,700,608  $   (243,967) $   80,039,000
                                                      --------------  -------------  ------------  --------------
                                                      --------------  -------------  ------------  --------------

    Proceeds from the sale of long-term U.S. Treasury bonds during the year ended September 30, 1992, were $11,863,750; gross gain of $13,036 was recognized for the same period.

    The amortized cost and estimated market value of debt securities at September 30, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                     ESTIMATED
                                                                                   AMORTIZED COST   MARKET VALUE
                                                                                   --------------  --------------
Investment securities:
  Due in one year or less........................................................  $       90,000  $       91,000
  Due after one year through five years..........................................       4,510,727       4,912,000
  Due after five years through ten years.........................................      10,503,278      11,654,000
  Due after ten years............................................................         465,308         476,000
                                                                                   --------------  --------------
                                                                                       15,569,313      17,133,000
                                                                                   --------------  --------------
Mortgage-backed securities:
  Due after one year through five years..........................................      57,709,235      59,191,000
  Due after five years through ten years.........................................       4,834,586       4,925,000
  Due after ten years............................................................       7,204,155       7,277,000
                                                                                   --------------  --------------
                                                                                       69,747,976      71,393,000
                                                                                   --------------  --------------
                                                                                   $   85,317,289  $   88,526,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

5.  LOANS RECEIVABLE
    Loans receivable consist of the following:

                                                                                           SEPTEMBER 30,
                                                                                   ------------------------------
                                                                                        1993            1992
                                                                                   --------------  --------------
Loans secured by first mortgages on real estate:
  One-to-four single family residential..........................................  $   60,217,948  $   63,924,931
  Gross construction loans.......................................................       2,051,749       1,299,193
  Other..........................................................................       6,731,399       6,880,145
                                                                                   --------------  --------------
                                                                                       69,001,096      72,104,269
Less:
  Undisbursed portion of construction loans......................................       1,274,163         819,538
  Net deferred loan origination fees.............................................         205,250         209,208
  Loans-in-progress..............................................................          13,436          10,369
  Unamortized discounts on purchased loans.......................................          13,183          18,465
  Allowance for loss on loans....................................................         652,689         625,301
                                                                                   --------------  --------------
                                                                                       66,842,375      70,421,388
                                                                                   --------------  --------------
Consumer and other loans:
  Secured by deposits............................................................       2,522,022       2,326,951
  Other consumer and commercial..................................................       9,552,918       9,663,512
                                                                                   --------------  --------------
                                                                                       12,074,940      11,990,463
Less:
  Net unamortized discounts on installment loans.................................         576,498         593,243
  Allowance for loss on loans....................................................         107,301         131,055
                                                                                   --------------  --------------
                                                                                       11,391,141      11,266,165
                                                                                   --------------  --------------
                                                                                   $   78,233,516  $   81,687,553
                                                                                   --------------  --------------
                                                                                   --------------  --------------

    A summary of the transactions in the allowance for loss on loans is as follows:

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                            --------------------------------------
                                                                                1993         1992         1991
                                                                            ------------  -----------  -----------
Balance, beginning........................................................  $    756,356  $   527,035  $   270,731
Provision for loan losses.................................................       122,000      253,000      264,000
Loans charged off.........................................................      (159,906)     (26,949)     (29,671)
Recoveries................................................................         1,540        3,270       21,975
Transfer from allowance for loss on real estate owned.....................        40,000      --           --
                                                                            ------------  -----------  -----------
Balance, ending...........................................................  $    759,990  $   756,356  $   527,035
                                                                            ------------  -----------  -----------
                                                                            ------------  -----------  -----------

    Nonperforming loans were $40,912 and $490,730 at September 30, 1993 and 1992, respectively. Interest income in the amount of $44,523 and $55,523, respectively, would have been recorded on nonperforming loans if they had been performing in accordance with their contractual terms, approximately $50,800 and $37,200 was collected during fiscal year 1993 and 1992, respectively.

    As of September 30, 1993, the Bank had $2,903,150 in outstanding commitments to originate mortgage loans; of that amount, $557,250 are for fixed rate loans with interest rates ranging from 7.75% to 8.625%.

    The Bank was not servicing loans for others on any of the dates presented in these financial statements and there is no intent by management to sell mortgage loans in the secondary market.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

6.  OFFICE PROPERTIES AND EQUIPMENT
    Office properties and equipment are summarized by major classification as follows:

                                                                                   SEPTEMBER 30,
                                                                            ----------------------------
                                                                                1993           1992
                                                                            -------------  -------------
Land and land improvements................................................  $     598,371  $     598,371
Buildings and building improvements.......................................      2,113,219      2,146,826
Furniture, fixtures and equipment.........................................        758,934      1,006,843
                                                                            -------------  -------------
                                                                                3,470,524      3,752,040
Less accumulated depreciation.............................................      1,595,423      1,764,431
                                                                            -------------  -------------
                                                                            $   1,875,101  $   1,987,609
                                                                            -------------  -------------
                                                                            -------------  -------------

7.  REAL ESTATE OWNED
    Real estate owned consists of the following:

                                                                                     SEPTEMBER 30,
                                                                                ------------------------
                                                                                   1993         1992
                                                                                -----------  -----------
Acquired in settlement of loans...............................................  $   366,982  $   857,735
Deduct:
  Accumulated depreciation....................................................      --           127,165
  Allowance for loss on real estate owned.....................................       99,410      177,361
                                                                                -----------  -----------
                                                                                $   267,572  $   553,209
                                                                                -----------  -----------
                                                                                -----------  -----------

    A summary of the transactions in the allowance for loss on real estate owned is as follows:

                                                                         YEAR ENDED SEPTEMBER 30,
                                                                   -------------------------------------
                                                                      1993         1992         1991
                                                                   -----------  -----------  -----------
Balance, beginning...............................................  $   177,361  $   170,478  $   210,540
Provision for loss on real estate owned..........................      --            50,000       20,000
Real estate charged off..........................................      (39,836)     (64,164)     (91,192)
Recoveries.......................................................        1,885       21,047       31,130
Transfer to allowance for losses on loans........................      (40,000)     --           --
                                                                   -----------  -----------  -----------
Balance, ending..................................................  $    99,410  $   177,361  $   170,478
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------

8.  ACCRUED INTEREST RECEIVABLE
    Accrued interest receivable consists of the following:

                                                                                    SEPTEMBER 30,
                                                                              --------------------------
                                                                                 1993          1992
                                                                              -----------  -------------
Investment securities.......................................................  $    32,478  $     153,295
Mortgage-backed securities..................................................      420,487        696,244
Real estate loans...........................................................      255,826        309,008
Installment loans...........................................................      203,707        206,958
Other.......................................................................       15,691         28,235
                                                                              -----------  -------------
                                                                              $   928,189  $   1,393,740
                                                                              -----------  -------------
                                                                              -----------  -------------

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

9.  CUSTOMER DEPOSITS ANALYSIS
    Customer deposits at September 30, 1993 and 1992, are as follows:

                                                                                            SEPTEMBER 30,
                                                                            ----------------------------------------------
                                                                                     1993                    1992
                                                                            ----------------------  ----------------------
                                                                              AMOUNT         %        AMOUNT         %
                                                                            -----------  ---------  -----------  ---------
                                                                                            (IN THOUSANDS)
Passbook savings at 2.75% and 3.5%, respectively..........................  $    28,138         17% $    25,643         15%
                                                                            -----------        ---  -----------        ---
NOW and Super NOW accounts at 2.00% - 2.5% and 3%, respectively...........       12,130          8%      11,373          7%
                                                                            -----------        ---  -----------        ---
MMDA accounts at 2.75% and 3%, respectively...............................       17,660         11%      17,622         11%
                                                                            -----------        ---  -----------        ---
Certificates of deposit:
  2% - 2.99%..............................................................        1,397          1%     --          --
  3% - 3.99%..............................................................       46,664         29%      32,622         20%
  4% - 4.99%..............................................................       30,138         19%      28,046         17%
  5% - 5.99%..............................................................        7,004          4%       9,791          6%
  6% - 6.99%..............................................................        5,649          3%      11,534          7%
  7% - 7.99%..............................................................        2,975          2%      12,490          7%
  8% - 8.99%..............................................................        9,620          6%      16,303         10%
                                                                            -----------        ---  -----------        ---
                                                                                103,447         64%     110,786         67%
                                                                            -----------        ---  -----------        ---
                                                                            $   161,375        100% $   165,424        100%
                                                                            -----------        ---  -----------        ---
                                                                            -----------        ---  -----------        ---

    At September 30, 1993, scheduled maturities of certificates of deposit are as follows:

                                                                                 AMOUNT DUE
                                                           -------------------------------------------------------
                                                             UP TO      1 - 2      2 - 3     AFTER 3
RATE                                                        1 YEAR      YEARS      YEARS      YEARS       TOTAL
- ---------------------------------------------------------  ---------  ---------  ---------  ---------  -----------
                                                                               (IN THOUSANDS)
2 - 2.99%................................................  $   1,397  $  --      $  --      $  --      $     1,397
3 - 3.99%................................................     42,109      4,555     --         --           46,664
4 - 4.99%................................................     11,626     10,625      3,890      3,997       30,138
5 - 5.99%................................................      2,158        906      2,402      1,538        7,004
6 - 6.99%................................................      4,293        793        563     --            5,649
7 - 7.99%................................................        303      2,273        367         32        2,975
8 - 8.99%................................................      8,113      1,478         11         18        9,620
                                                           ---------  ---------  ---------  ---------  -----------
                                                           $  69,999  $  20,630  $   7,233  $   5,585  $   103,447
                                                           ---------  ---------  ---------  ---------  -----------
                                                           ---------  ---------  ---------  ---------  -----------

10. STOCKHOLDERS' EQUITY

    REGULATORY CAPITAL REQUIREMENTS. Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), regulations for savings institutions' minimum capital requirements which went into effect on December 7, 1989, require institutions to have a minimum regulatory tangible capital equal to 1.5% of adjusted total assets, a minimum 3% leverage core capital ratio and an 8.0% risk-based capital ratio.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

10. STOCKHOLDERS' EQUITY (CONTINUED)
    The Bank, at September 30, 1993, meets all regulatory capital requirements. The following is a reconciliation of the Bank's stockholders' equity to regulatory capital:

                                                                   REGULATORY CAPITAL
                                                            ---------------------------------
                                                            TANGIBLE     CORE     RISK-BASED
                                                             CAPITAL    CAPITAL     CAPITAL
                                                            ---------  ---------  -----------
                                                                     (IN THOUSANDS)
Stockholders' equity......................................  $  12,804  $  12,804   $  12,804
Non-includable subsidiary.................................        (33)       (33)     --
Additional capital items -- general loan loss reserves....     --         --             668
                                                            ---------  ---------  -----------
Regulatory capital -- computed............................     12,771     12,771      13,472
Minimum capital requirement...............................      2,634      5,267       5,368
                                                            ---------  ---------  -----------
Regulatory capital -- excess..............................  $  10,137  $   7,504  $    8,104
                                                            ---------  ---------  -----------
                                                            ---------  ---------  -----------

    LIQUIDATION ACCOUNT. In connection with the Bank's conversion from mutual to stock form of ownership during 1991, the Bank established a "liquidation account" in the amount of $6,750,000 for the purpose of granting to eligible savings account holders a priority in the event of future liquidation. Only in such an event, an eligible account holder who continues to maintain a savings account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account decreases in an amount proportionately corresponding to decreases in the savings account balances of the eligible account holders.

    DIVIDEND RESTRICTIONS. The Bank may not declare or pay a cash dividend on any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below the amount required for the liquidation account.

    Additionally, federal regulations limit dividend and capital distributions by the Bank to (a) the greater of 75% of net income for the previous four quarters or (b) 100% of the Bank's net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year. If the Bank's capital requirement falls below its minimum capital requirement, the Bank may not pay dividends without regulatory approval.

    EARNINGS PER SHARE. Net income per share for fiscal years 1993 and 1992 is computed on the basis of the weighted average number of shares outstanding. Common stock equivalents have not been used in computing net income per share because their effect is not material. Net income per share of common stock from the date of conversion, June 18 to September 30, 1991, is computed by dividing net income for the period by 362,250 shares, the number of shares of common stock issued and outstanding for the period.

    Pro forma net income per share of common stock is $2.40 per share for the year ended September 30, 1991, and has been calculated as if the 362,250 common shares were issued on October 1, 1990. Pro forma net income has been adjusted to reflect investment of the stock proceeds for the period October 1, 1990, through June 17, 1991, at 6.03 percent (the Bank's weighted average interest rate on interest-earning assets for 1991, net of tax).

    FEDERAL  INCOME  TAX   BAD  DEBT   RESERVE.     Retained  earnings   include
approximately $2,600,000 at September 30, 1993, for which no provision for federal income taxes has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. If the amounts that

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

10. STOCKHOLDERS' EQUITY (CONTINUED)
qualify as deductions for federal income tax purposes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income tax at the then current corporate rate.

11. EMPLOYEE BENEFITS

    PENSION PLANS. The Bank is a participant in the Financial Institutions Retirement Fund, a multi-employer defined benefit pension plan covering substantially all employees. Employees are eligible to participate after one year of service and are 100 percent vested at the completion of five years of participation in the plan. The Bank's share of accumulated plan benefits and net assets available for benefits is not available. The plan was fully funded in 1993, 1992 and 1991, thus requiring no contributions. The Bank also participates in the Financial Institutions Thrift Plan, a defined contribution plan covering substantially all employees, qualifying under Section 401(k) of the Internal Revenue Code. Under the terms of the plan, voluntary employee contributions are matched by up to 3% of the employee base pay, and employees are immediately vested. Employer contributions charged to operations were $35,650, $34,378 and $31,503 during 1993, 1992, and 1991, respectively.

    STOCK OPTION PLAN. In connection with the conversion to the stock form of ownership, the Company's Board of Directors adopted the First Kentucky Bancorp, Inc. 1991 Stock Option Plan, which was approved by the stockholders at the first annual meeting. Pursuant to the plan, 36,225 shares of the Company's common stock have been reserved for issuance to certain employees upon exercise of options granted to them under the plan. The exercise price of the options is $10 per share. All options were exercised during 1993.

    EMPLOYEE STOCK OWNERSHIP PLAN. The Company has established an Employee Stock Ownership Plan (ESOP) to provide additional retirement benefits to its employees. Generally, all employees are eligible to participate in the ESOP upon completion of one year of service. Employees are 100 percent vested at the completion of five years of vested service in the plan.

    The ESOP borrowed $253,570 to purchase 25,357 shares of Company common stock, or 7% of the original shares issued, pledging the stock as collateral for the loan. Future contributions to retire the loan will be paid to the ESOP out of current or retained earnings. The unpaid balance of the loan, representing deferred employee benefits, has been recorded as a deduction from stockholders' equity with a corresponding amount as a liability.

    As the Bank makes annual contributions to the ESOP, these contributions plus the dividends accumulated on the Bank stock held by the ESOP, are used to repay the loan. As the loan is repaid, common stock is allocated to the participants. The loan matures in the year 2001. Interest, payable quarterly at a rate of 7.0% was $13,626, $17,745 and $7,322 for 1993, 1992 and 1991, respectively.
Contributions charged to operations during 1993, 1992 and 1991, including interest, were $38,983, $43,102 and $32,679, respectively. Dividends paid on shares held by the ESOP were $19,018 during 1993.

    MANAGEMENT RECOGNITION PLAN. The Company has adopted the First Kentucky Bancorp, Inc. Management Recognition Plan (MRP), which was approved by the stockholders, to help retain its key employees. Under the plan, 10,867 shares were issued to the MRP Trust and have been paid to the key employees. Compensation expense in the amount of fair market value of the Company's common stock at the date of the grant ($12.50 per share) has been recognized in the financial statements.

    DEFERRED COMPENSATION  AGREEMENTS.    The  Bank  has  deferred  compensation
agreements with certain directors which are funded currently through whole life insurance contracts.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

12. FEDERAL INCOME TAX
    Under the Internal Revenue Code, the Bank is allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The applicable provisions of the law permit the Bank to deduct from taxable income an allowance for bad debts based on the greater of a percentage of taxable income before such deductions or actual loss experience. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, deferred income taxes have not been provided.

    Deferred income taxes (credits) result from timing differences in the recognition of income and expenses for tax and financial reporting purposes. Timing differences and the tax effect of each are as follows:

                                                                YEAR ENDED SEPTEMBER 30,
                                                            ---------------------------------
                                                               1993        1992       1991
                                                            ----------  ----------  ---------
Accelerated depreciation..................................  $  (10,800) $       17  $  (7,542)
Deferred loss from hedging activities.....................      --         (60,906)    (2,466)
Deferral of loan origination fees.........................       6,929     (22,472)       814
                                                            ----------  ----------  ---------
                                                            $   (3,871) $  (83,361) $  (9,194)
                                                            ----------  ----------  ---------
                                                            ----------  ----------  ---------

    Taxes on income differs from statutory amounts which are computed by applying the federal income tax rate of 34% for all periods presented as follows:

                                                               YEAR ENDED SEPTEMBER 30,
                                                         -------------------------------------
                                                            1993         1992         1991
                                                         -----------  -----------  -----------
Tax at statutory rate..................................  $   881,493  $   746,629  $   394,473
Differences between tax and book provisions for loan
 losses................................................      (26,412)      36,011       56,845
Tax-exempt interest and dividend income................      (26,262)     (23,797)     (29,951)
Differences between tax and book basis of assets
 sold..................................................      --           --            13,416
Other..................................................        7,265      (13,628)      (1,179)
                                                         -----------  -----------  -----------
                                                         $   836,084  $   745,215  $   433,604
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

    The Bank intends to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as amended, (SFAS No. 109) by October, 1993, as required. Under SFAS No. 109, accounting for income taxes changes from the deferral method to the asset and liability method. Under the asset and liability method, the deferred income tax asset or liability is adjusted each period based on the application of currently enacted tax rates and laws that are scheduled to be in effect in the periods the temporary differences reverse.

    Under the deferred method in effect until SFAS No. 109, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable to the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

    This change in accounting for income taxes may be applied retroactively by restating previously issued financial statements or it may be shown by reporting the cumulative effect of the change in the year of initial application. The effect of retroactive implementation to the Bank would increase (decrease) net income by $(45,139), $10,446, and $46,835 in the years ended September 30, 1993,

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

12. FEDERAL INCOME TAX (CONTINUED)
1992, and 1991, respectively. Additionally, the adoption of SFAS No. 109 would decrease retained earnings by $157,807 at September 30, 1993. The Bank intends to adopt SFAS No. 109 on a prospective basis for the fiscal year ended September 30, 1994.

13. CONDENSED FINANCIAL INFORMATION
    The following consolidating condensed financial statements summarize the financial position and operation results of First Kentucky Bancorp, Inc. and its subsidiary, First Kentucky Federal Savings Bank, and the Bank's wholly-owned subsidiary, Home Service Corporation of Hartford.

           CONSOLIDATING CONDENSED STATEMENTS OF FINANCIAL CONDITION
                               SEPTEMBER 30, 1993

                                                                       CONSOLIDATED
                                  FIRST                                   FIRST                                    CONSOLIDATED
                                 KENTUCKY     HOME                       KENTUCKY                                     FIRST
                                 FEDERAL     SERVICE                     FEDERAL         FIRST                       KENTUCKY
                                 SAVINGS   CORPORATION                   SAVINGS       KENTUCKY                      BANCORP,
                                   BANK    OF HARTFORD  ELIMINATIONS       BANK      BANCORP, INC.  ELIMINATIONS       INC.
                                 --------  -----------  ------------   ------------  -------------  ------------   ------------
                                                                         (IN THOUSANDS)
ASSETS
Cash, interest and               $  7,383  $     34     $       (34)   $     7,383   $       907    $      (907)   $     7,383
 non-interest-bearing
 deposits......................
Investment securities, at          15,569     --            --              15,569       --             --              15,569
 cost..........................
Mortgage-backed securities, at     69,748     --            --              69,748       --             --              69,748
 cost..........................
Loans receivable, net..........    78,233     --            --              78,233       --             --              78,233
Office properties and               1,875     --            --               1,875       --             --               1,875
 equipment.....................
Real estate owned, net.........       268     --            --                 268       --             --                 268
Federal Home Loan Bank stock...     1,364     --            --               1,364       --             --               1,364
Accrued interest receivable....       928     --            --                 928       --             --                 928
Prepaid and other assets.......       313     --                 (1)           312            48            (47)           313
Investment in subsidiary.......        33     --                (33)       --             12,804        (12,804)       --
                                 --------     -----             ---    ------------  -------------  ------------   ------------
  TOTAL ASSETS.................  $175,714  $     34     $       (68)   $   175,680   $    13,759    $   (13,758)   $   175,681
                                 --------     -----             ---    ------------  -------------  ------------   ------------
                                 --------     -----             ---    ------------  -------------  ------------   ------------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Customer deposits..............  $162,316  $  --        $       (34)   $   162,282   $   --         $      (907)   $   161,375
Note payable...................       158     --            --                 158       --             --                 158
Advances and other                    436         1              (1)           436             8            (47)           397
 liabilities...................
                                 --------     -----             ---    ------------  -------------  ------------   ------------
  TOTAL LIABILITIES............   162,910         1             (35)       162,876             8           (954)       161,930
Stockholders' equity...........    12,804        33             (33)        12,804        13,751        (12,804)        13,751
                                 --------     -----             ---    ------------  -------------  ------------   ------------
  TOTAL LIABILITIES AND          $175,714  $     34     $       (68)   $   175,680   $    13,759    $   (13,758)   $   175,681
   STOCKHOLDERS' EQUITY........
                                 --------     -----             ---    ------------  -------------  ------------   ------------
                                 --------     -----             ---    ------------  -------------  ------------   ------------

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

13. CONDENSED FINANCIAL INFORMATION (CONTINUED)
                  CONSOLIDATING CONDENSED STATEMENTS OF INCOME
                         YEAR ENDED SEPTEMBER 30, 1993

                                                                       CONSOLIDATED
                                  FIRST                                   FIRST                                     CONSOLIDATED
                                 KENTUCKY     HOME                       KENTUCKY                                      FIRST
                                 FEDERAL     SERVICE                     FEDERAL         FIRST                        KENTUCKY
                                 SAVINGS   CORPORATION                   SAVINGS       KENTUCKY                       BANCORP,
                                   BANK    OF HARTFORD  ELIMINATIONS       BANK      BANCORP, INC.   ELIMINATIONS       INC.
                                 --------  -----------  ------------   ------------  -------------   ------------   ------------
                                                                         (IN THOUSANDS)
Interest income................  $12,271   $      1     $        (1)   $   12,271    $         15    $       (15)   $   12,271
Interest expense...............    6,700      --                 (1)        6,699         --                 (15)        6,684
                                 --------     -----             ---    ------------  -------------   ------------   ------------
Net interest income before         5,571          1         --              5,572              15        --              5,587
 provision.....................
Provision for loan loss........      122      --            --                122         --             --                122
Net interest income after          5,449          1         --              5,450              15        --              5,465
 provision.....................
Equity in undistributed                2      --                 (2)       --               1,786         (1,786)       --
 earnings of subsidiary........
Other income...................      442          7         --                449         --             --                449
Other expense..................    3,259          5         --              3,264              58        --              3,322
                                 --------     -----             ---    ------------  -------------   ------------   ------------
Income before income tax.......    2,634          3              (2)        2,635           1,743         (1,786)        2,592
Income tax (benefit)...........      848          1         --                849             (13)       --                836
                                 --------     -----             ---    ------------  -------------   ------------   ------------
NET INCOME.....................  $ 1,786   $      2     $        (2)   $    1,786    $      1,756    $    (1,786)   $    1,756
                                 --------     -----             ---    ------------  -------------   ------------   ------------
                                 --------     -----             ---    ------------  -------------   ------------   ------------

    At September 30, 1993, the reconciliation of First Kentucky Federal Savings Bank's regulatory capital as reported on the Office of Thrift Supervision (OTS) regulatory report, to the capital as reflected in these financial statements is as follows (in thousands):

Capital as reported to the OTS............................  $  12,843
Audit adjustments:
  In-substance foreclosure................................        (17)
  Intercompany payables...................................        (22)
                                                            ---------
Capital per financial statements..........................  $  12,804
                                                            ---------
                                                            ---------

14. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)
    The   following  condensed  statements  summarize  the  financial  position, operating results and cash flows of First Kentucky Bancorp, Inc. (parent company only).

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

14. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (CONTINUED)
                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                                     ASSETS

                                                                                           SEPTEMBER 30,
                                                                                   ------------------------------
                                                                                        1993            1992
                                                                                   --------------  --------------
Cash on deposit with subsidiary bank.............................................  $      907,369  $      152,408
Investment in subsidiary bank....................................................      12,803,802      11,622,668
  Other assets...................................................................          48,422          16,340
                                                                                   --------------  --------------
                                                                                   $   13,759,593  $   11,791,416
                                                                                   --------------  --------------
                                                                                   --------------  --------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable -- conversion expenses........................................  $     --        $     --
  Accounts payable -- other......................................................           8,220        --
                                                                                   --------------  --------------
                                                                                            8,220        --
Stockholders' equity:
  Preferred stock................................................................        --              --
  Common stock...................................................................           4,093           3,731
  Additional paid-in capital.....................................................       3,670,279       3,282,478
  Retained earnings..............................................................      10,077,001       8,505,207
                                                                                   --------------  --------------
                                                                                       13,751,373      11,791,416
                                                                                   --------------  --------------
                                                                                   $   13,759,593  $   11,791,416
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

14. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (CONTINUED)

                         CONDENSED STATEMENTS OF INCOME

                                                                                 Year Ended September 30,
                                                                         -----------------------------------------
                                                                             1993           1992          1991
                                                                         -------------  -------------  -----------
Cash dividends from subsidiary.........................................  $     700,000  $    --        $   --
Interest income........................................................         15,176       --              1,390
Management fees and other expenses.....................................        (58,108)       (27,845)     --
Income tax benefit (expense)...........................................         13,429          9,504         (510)
                                                                         -------------  -------------  -----------
Income (loss) before equity in undistributed earnings of subsidiary....        670,497        (18,341)         880
Equity in undistributed earnings (in excess of dividends distributed)
 of subsidiary.........................................................      1,086,046      1,469,094      725,731
                                                                         -------------  -------------  -----------
Net income.............................................................  $   1,756,543  $   1,450,753  $   726,611
                                                                         -------------  -------------  -----------
                                                                         -------------  -------------  -----------

                       CONDENSED STATEMENT OF CASH FLOWS

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                    ----------------------------------------------
                                                                         1993            1992            1991
                                                                    --------------  --------------  --------------
Operating Activities:
  Net income......................................................  $    1,756,543  $    1,450,753  $      726,611
  Adjustments to reconcile net income to net cash provided by operating activities:
    Tax benefit of exercising stock options and dividends used to
     pay ESOP debt................................................          25,913        --              --
    Increase in other assets......................................         (32,081)        (16,340)       --
    Increase (decrease) in accounts payable.......................           8,220         (54,098)         54,098
    Equity in undistributed net income of subsidiary..............      (1,786,046)     (1,469,094)       (725,731)
                                                                    --------------  --------------  --------------
Net cash provided by (used in) operating activities...............         (27,451)        (88,779)         54,978
                                                                    --------------  --------------  --------------
Investing Activities:
  Dividends received from subsidiary..............................         700,000        --              --
  Purchase of First Kentucky Federal Savings Bank common stock....        --              --            (3,100,000)
                                                                    --------------  --------------  --------------
Net cash provided by (used in) investing activities...............         700,000        --            (3,100,000)
                                                                    --------------  --------------  --------------
Financing Activities:
  Proceeds from stock options exercised...........................         362,250        --              --
  Proceeds from issuance of stock, net of issue cost..............        --              --             3,150,372
  Proceeds from issuance of common stock to MRP Trust                     --               135,837        --
  Dividends paid..................................................        (279,838)       --              --
                                                                    --------------  --------------  --------------
Net cash provided by financing activities.........................          82,412         135,837       3,150,372
                                                                    --------------  --------------  --------------
Net increase in cash..............................................         754,961          47,058         105,350
Cash, beginning of year...........................................         152,408         105,350        --
                                                                    --------------  --------------  --------------
Cash, end of year.................................................  $      907,369  $      152,408  $      105,350
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

15. FAIR VALUES OF FINANCIAL INSTRUMENTS
    In December, 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS" (SFAS No. 107). The Statement requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented are not intended to represent the underlying value of the Bank.

    The methods and assumptions used by the Bank in estimating its fair value disclosures for financial instruments are presented below:

    CASH AND  INTEREST-BEARING DEPOSITS.    The carrying  amounts for  cash  and
interest-bearing deposits approximates their fair values.

    INVESTMENT SECURITIES. Fair values for investment securities are based upon quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    LOANS, NET. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values of other types of loans are estimated by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit quality and for the same remaining maturities.

    DEPOSITS. The fair values for demand deposits, savings account and certain money market deposits are the amounts payable on demand at the reporting date. The carrying amounts for variable-rate, money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

    COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT. The fair values of commitments to extend credit is estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customer. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of standby letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counter parties at the reporting date.

                  FIRST KENTUCKY BANCORP, INC. AND SUBSIDIARY

15. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
    The estimated fair values of the Bank's financial instruments at September 30, 1993, are as follows:

                                                                Carrying            Fair
                                                                 Value             Value
                                                            ----------------  ----------------
Financial assets:
  Cash and interest bearing deposits......................  $      7,382,992  $      7,382,992
  Investment securities...................................        15,569,313        17,133,000
  Mortgage-backed securities..............................        69,747,976        71,393,000
  Loans, net..............................................        78,233,516        79,486,000
Financial liabilities:
  Deposits................................................       161,374,848       162,630,000
Unrecognized financial instruments:
  Commitments to extend credit............................         --                2,903,150

16. SUBSEQUENT EVENTS
    In October, 1993, the Company entered into a definitive agreement to be acquired by Peoples First Corporation in Paducah, Kentucky. The merger, which the Corporation expects to be completed in April, 1994, is subject to regulatory approval.

                                                                      APPENDIX A



                  MERGER AGREEMENT AND PLAN OF REORGANIZATION
                                     AMONG
                           PEOPLES FIRST CORPORATION,
                     PEOPLES FIRST ACQUISITION CORPORATION,
                          FIRST KENTUCKY BANCORP, INC.
                    AND FIRST KENTUCKY FEDERAL SAVINGS BANK
          [REFERENCES HEREIN TO NUMBERS OF SHARES OF PFC COMMON STOCK
         HAVE NOT BEEN ADJUSTED FOR A TWO-FOR-ONE STOCK SPLIT EFFECTED
           IN THE FORM OF A 100% STOCK DIVIDEND ON JANUARY 4, 1994.]
                               TABLE OF CONTENTS


                                                                                                                        PAGE
                                                                                                                      ---------
      SECTION 1     --      The Merger..............................................................................          1
           1.01             Plan of Merger..........................................................................          1
           1.02             Bancorp Capital Stock...................................................................          1
           1.03             Bank Capital Stock......................................................................          1
           1.04             PFC Capital Stock.......................................................................          1
           1.05             Subsidiary Capital Stock................................................................          1
           1.06             Merger Consideration....................................................................          1
           1.07             Surviving Corporation...................................................................          1
           1.08             Reorganization..........................................................................          1
           1.09             Option Agreements.......................................................................          1
      SECTION 2     --      The Closing and the Effective Time......................................................          2
           2.01             The Closing.............................................................................          2
           2.02             The Effective Time......................................................................          2
      SECTION 3     --      Basic Terms of the Merger...............................................................          2
           3.01             Plan of Merger..........................................................................          2
           3.02             Effect of Merger........................................................................          2
           3.03             Surviving Corporation -- Corporate Matters..............................................          2
           3.04             Conversion of Shares....................................................................          3
           3.05             Surrender of Certificates...............................................................          3
           3.06             Reclassifications, etc..................................................................          4
           3.07             No Fractional Shares....................................................................          4
      SECTION 4     --      Representations and Warranties of Bancorp and the Bank..................................          4
           4.01             Organization and Qualification..........................................................          4
           4.02             Authorization...........................................................................          4
           4.03             Subsidiaries............................................................................          5
           4.04             Capital Stock...........................................................................          5
           4.05             Corporate Documents, Books, Records and Permits.........................................          6
           4.06             Financial Statements....................................................................          6
           4.07             Regulatory Reports......................................................................          7
           4.08             Absence of Certain Changes or Events....................................................          7
           4.09             Taxes...................................................................................          8
           4.10             Title to Assets.........................................................................          9
           4.11             Environmental Hazards...................................................................          9
           4.12             Litigation, Pending Proceedings and Compliance with Laws................................         10
           4.13             Regulatory Compliance...................................................................         10
           4.14             Employee Relations......................................................................         11

                                      (i)

                                                                                                                        PAGE
                                                                                                                      ---------
           4.15             Employee Benefit Plans..................................................................         11
           4.16             Insurance Policies......................................................................         13
           4.17             Agreements..............................................................................         13
           4.18             Accounting Matters......................................................................         14
           4.19             Brokers' or Finders' Fees...............................................................         14
           4.20             Potential Competing Interests...........................................................         14
           4.21             Accuracy of Statements..................................................................         14
      SECTION 5     --      Representations and Warranties of PFC...................................................         14
           5.01             Organization and Qualification..........................................................         14
           5.02             Authorization...........................................................................         15
           5.03             Subsidiaries............................................................................         15
           5.04             Financial Statements....................................................................         15
           5.05             PFC Common Stock........................................................................         16
           5.06             Corporate Documents, Books, Records and Permits.........................................         16
           5.07             Regulatory Reports......................................................................         16
           5.08             Absence of Certain Changes or Events....................................................         16
           5.09             Regulatory Compliance...................................................................         17
           5.10             Environmental Matters...................................................................         17
           5.11             Litigation, Pending Proceedings and Compliance with Laws................................         17
           5.12             Brokers' or Finders' Fees...............................................................         18
           5.13             Accuracy of Statements..................................................................         18
      SECTION 6     --      Covenants and Conduct of the Parties....................................................         18
           6.01             Investigations..........................................................................         18
           6.02             Shareholder and Director Approvals......................................................         19
           6.03             Consents................................................................................         19
           6.04             Conduct of Business in the Ordinary Course..............................................         19
           6.05             Reserves................................................................................         21
           6.06             Preservation of Business and Investment Decisions.......................................         21
           6.07             Notification of Material Changes and Litigation.........................................         21
           6.08             Cooperation.............................................................................         22
           6.09             Regulatory Filings......................................................................         22
           6.10             Bancorp Financial Statements............................................................         22
           6.11             PFC Financial Statements, SEC Reports and Amendments....................................         22
           6.12             Discussion with Other Purchasers........................................................         22
           6.13             Publicity...............................................................................         22
           6.14             PFC Registration Statement..............................................................         23
           6.15             Restricted PFC Common Stock.............................................................         23
           6.16             Bancorp Dividends.......................................................................         23
           6.17             Tax-Free Reorganization Treatment.......................................................         23
           6.18             D & O Insurance and Indemnification.....................................................         23
           6.19             Forbearance of PFC......................................................................         24
           6.20             Employee Benefit Plans..................................................................         25
      SECTION 7     --      Conditions of Merger....................................................................         26
           7.01             Conditions to Obligations...............................................................         26
           7.02             Conditions to Obligations of PFC........................................................         28
           7.03             Conditions to Obligations of Bancorp....................................................         30
      SECTION 8     --      Termination of Agreement................................................................         31
      SECTION 9     --      Miscellaneous...........................................................................         31
           9.01             Deliveries and Notices..................................................................         31

                                      (ii)

                                                                                                                        PAGE
                                                                                                                      ---------
           9.02             Waivers.................................................................................         32
           9.03             Expenses................................................................................         32
           9.04             Headings, Counterparts, and Pronouns....................................................         32
           9.05             Annexes and Schedules...................................................................         32
           9.06             Entire Agreement........................................................................         32
           9.07             Governing Law...........................................................................         32
           9.08             PFC Directors...........................................................................         32
           9.09             Directors and Executive Officers........................................................         32
           9.10             Disclosure and Termination Fee..........................................................         33
                                                            ANNEXES
1.01                        Plan and Agreement of Merger
1.09                        Form of Option Agreement
6.15                        Form of Letter Agreement with Bancorp Directors
7.02(g)(i)                  Form of Amended and Restated Kirtley Employment Agreement
7.02(g)(ii)                 Form of Amended and Restated Morrison Employment Agreement

                                     (iii)

                  MERGER AGREEMENT AND PLAN OF REORGANIZATION
                                     AMONG
                           PEOPLES FIRST CORPORATION,
                     PEOPLES FIRST ACQUISITION CORPORATION,
                        FIRST KENTUCKY BANCORP, INC. AND
                      FIRST KENTUCKY FEDERAL SAVINGS BANK

    This is a Merger Agreement (this "Agreement") dated as of October 15, 1993, among Peoples First Corporation ("PFC"), a Kentucky corporation, Peoples First Acquisition Corporation ("Subsidiary"), a Kentucky corporation, First Kentucky Bancorp, Inc. ("Bancorp"), a Delaware corporation and First Kentucky Federal Savings Bank (the "Bank"), a federally chartered savings bank with its principal office in Central City, Kentucky.

                                   SECTION 1
                                   THE MERGER

    1.01 PLAN OF MERGER. Upon the terms and conditions set forth in this Agreement and the Plan and Agreement of Merger in the form attached hereto as Annex 1.01 (the "Plan of Merger"), Bancorp shall be merged (the "Merger") into Subsidiary. The form of Plan of Merger is incorporated by this reference into this Agreement and made a part of this Agreement.

    1.02 BANCORP CAPITAL STOCK. The authorized capital stock of the Bancorp consists solely of (a) 2,500,000 shares of common stock, of a par value of $0.01 per share ("Bancorp Common Stock"), of which 409,342 shares are issued and outstanding and (b) 500,000 shares of serial preferred stock, of which no shares are issued or outstanding.

    1.03 BANK CAPITAL STOCK. The authorized capital stock of the Bank consists solely of 5,000,000 shares of common stock, of a par value of $.01 per share ("Bank Common Stock"), of which 100,000 shares are issued and outstanding, and 1,000,000 shares of preferred stock of which no shares are outstanding.

    1.04 PFC CAPITAL STOCK. The authorized capital stock of PFC as of the date of this Agreement consists solely of 10,000,000 shares of common stock, without par value (the "PFC Common Stock"), of which more than 465,000 shares are unissued and available for issuance in the Merger.

    1.05 SUBSIDIARY CAPITAL STOCK. The authorized capital stock of Subsidiary consists solely of 2,000 shares of common stock without par value ("Subsidiary Common Stock"), of which 1,000 shares are issued and outstanding and held by PFC.

    1.06 MERGER CONSIDERATION. At the Effective Time (as defined in Section 2.02) and subject to Section 3.07 of this Agreement, each share of Bancorp Common Stock issued and outstanding, other than shares with respect to which the holder has properly exercised the holder's appraisal rights under Section 262 of the Delaware General Corporation Law (the "Appraisal Statute"), shall be converted into 1.13597 shares (the "Merger Consideration") of PFC Common Stock.

    1.07     SURVIVING  CORPORATION.     Subsidiary  shall   be  the  "Surviving
Corporation" of the Merger.

    1.08 REORGANIZATION. The Board of Directors of each of PFC, Subsidiary, Bancorp and the Bank has approved this Agreement and the Plan of Merger as a plan of reorganization within the provisions of the Internal Revenue Code of 1986, as amended, (the "IRC") SectionSection368(a)(1)(A) and (a)(2)(D).

    1.09 OPTION AGREEMENTS. PFC and the Bancorp have entered into an option agreement dated as of the date hereof (the "Option Agreement") providing for the purchase by PFC of Bancorp Common Stock in certain circumstances. A copy of the Option Agreement is attached as Annex 1.09 to this Agreement.

                                   SECTION 2
                       THE CLOSING AND THE EFFECTIVE TIME

    2.01 THE CLOSING. A "Closing" shall take place at the offices of Brown, Todd & Heyburn, 3200 Capital Holding Center, Louisville, Kentucky, at a time and date reasonably designated by PFC, which time and date shall not be later than 10 business days after the first day on which all of the conditions set forth in
Section 7.01 of the Agreement are satisfied or waived in writing or at such other time and date as Bancorp and PFC may agree to in writing (the "Closing Date"). At the Closing, (a) PFC, the Subsidiary, Bancorp, and the Bank shall each provide to the other such proof or indication of satisfaction of the conditions set forth in Section 7 as the other may have reasonably requested;
(b) the certificates, letters, and opinions required by Section 7 shall be delivered; (c) Subsidiary shall execute Articles of Merger appropriate for filing with the Secretary of State of the Commonwealth of Kentucky; (d) Subsidiary shall execute a Certificate of Merger appropriate for filing with the Delaware Secretary of State; and (e) PFC, Subsidiary, Bancorp, and the Bank shall execute and deliver to the others all other instruments and assurances, and do all things, reasonably necessary and proper to effect the Merger and other transactions contemplated hereby.

    2.02 THE EFFECTIVE TIME. PFC shall deliver the Articles of Merger to the Secretary of State of the Commonwealth of Kentucky and the Certificate of Merger to the Secretary of State of Delaware for filing as promptly as possible following the Closing. The Merger shall be effective at 11:59:59 P.M., Louisville, Kentucky, time on the date Articles of Merger and Certificate of Merger are filed with the Secretary of State of the Commonwealth of Kentucky and the Secretary of State of Delaware, respectively (the "Effective Time").

                                   SECTION 3
                           BASIC TERMS OF THE MERGER

    3.01 PLAN OF MERGER. Upon the terms and conditions set forth in this Agreement and the Plan of Merger and in accordance with Kentucky and Delaware law, Bancorp shall merge into and with Subsidiary under the laws of Kentucky and Delaware.

    3.02  EFFECT OF MERGER.  From and after the Effective Time:

        (a) Bancorp shall, as provided, in Chapters 271B of the Kentucky Revised Statutes and Section 252 of the Delaware General Corporation Law, be merged into and continued in Subsidiary, which at all times after the Effective Time shall be referred to as the "Surviving Corporation" and the separate existence of Bancorp shall cease;

        (b) The title to all real estate and other property owned by each corporation party to the Merger shall be vested in the Surviving Corporation without reversion or impairment;

        (c) The Surviving Corporation shall have all liabilities of each corporation which is a party to the Merger; and

        (d) A proceeding pending against Bancorp may be continued as if the Merger did not occur or the Surviving Corporation may be substituted in the proceeding for Bancorp.

    3.03 SURVIVING CORPORATION -- CORPORATE MATTERS. From and after the Effective Time, until changed or amended in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, or otherwise in accordance with law:

        (a) The name of the Surviving Corporation shall be "Peoples First Acquisition Corporation";

        (b) The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Subsidiary;

        (c) The Bylaws of the Surviving Corporation shall be the Bylaws of Subsidiary in effect immediately prior to the Effective Time;

        (d) The members of the Board of Directors of the Surviving Corporation shall be the members of the Board of Directors of Subsidiary immediately prior to the Effective Time; and

        (e) The officers of the Surviving Corporation shall be the officers of Subsidiary immediately prior to the Effective Time.

    3.04  CONVERSION OF SHARES.

    (a) At the Effective Time, except for shares (the "Dissenting Shares") with respect to which the holder has properly exercised the holder's appraisal rights under the Appraisal Statute and subject to Section 3.07 of this Agreement, each share of Bancorp Common Stock shall, ipso facto, and without any action on the part of the holder thereof, become and be converted into 1.13597 shares of PFC Common Stock; and all outstanding certificates representing shares of Bancorp Common Stock shall represent, instead of shares of Bancorp Common Stock, shares of PFC Common Stock equal to the Merger Consideration.

    (b) At the Effective Time, all shares of Subsidiary Common Stock issued and outstanding immediately before the Effective Time shall be converted into the same number of shares of the Surviving Corporation's common capital stock ("Surviving Corporation Common Stock").

    (c) Following the Effective Time, the Surviving Corporation shall have 1,000 shares of Surviving Corporation Common Stock issued and outstanding, all of which shall be held by PFC.

    (d) Each share of PFC Common Stock issued and outstanding immediately before the Effective Time shall remain unchanged by the Merger.

    3.05  SURRENDER OF CERTIFICATES.

    (a) As of the Effective Time, PFC shall deposit, or shall cause to be deposited, with The Peoples First National Bank and Trust Company, Paducah, Kentucky (the "Exchange Agent"), for the benefit of the holders of shares of Bancorp Common Stock, for exchange in accordance with this Section 3.05, through the Exchange Agent, (i) certificates representing the shares of PFC Common Stock issuable pursuant to Section 1.06 in exchange for outstanding shares of Bancorp Common Stock, excluding any fractional share interest to which a Bancorp shareholder might otherwise be entitled, and (ii) the cash amount due Bancorp shareholders in lieu of any fractional share interest as provided for in Section
3.07 of this Agreement.

    (b) As soon as reasonably practicable (but not more than five business days) after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate(s) that immediately prior to the Effective Time represented outstanding shares of Bancorp Common Stock ("Bancorp Certificates") that were converted into shares of PFC Common Stock pursuant to Section 1.06, (i) a letter of transmittal in the customary form and (ii) instructions for use in effecting the surrender of the Bancorp Certificates in exchange for certificates representing shares of PFC Common Stock. Upon surrender of a Bancorp Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other required documents, the holder of the Bancorp Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of PFC Common Stock that such holder has the right to receive in respect of the Bancorp Certificate surrendered pursuant to the provisions of this Section 3.05 (after taking into account all shares of Bancorp Common Stock then held by such holder) and cash in lieu of any fractional share interest as provided for in Section 3.07 of this Agreement.

    (c) Whenever PFC declares a dividend or other distribution, in cash, stock or other property, on the PFC Common Stock after the Effective Time, the declaration shall provide for the dividend or distribution on all shares of PFC Common Stock issued and outstanding, including those with respect to which no certificate has been delivered hereunder; however, no disbursement of such dividend or distribution shall be required to be made until the shareholder entitled to such dividend or distribution has delivered such shareholder's Bancorp Certificates in accordance with subsection 3.05(b) of this Agreement regarding the Bancorp Certificate(s) representing such shares. Upon such compliance or as soon as practicable thereafter, each such shareholder shall be entitled to receive from PFC an amount equal to all dividends and distributions (without interest thereon and less the amount of taxes, if any, which have been imposed or paid thereon or withheld therefrom) on the shares represented thereby.

    3.06 RECLASSIFICATIONS, ETC. If, prior to the Effective Time, PFC declares a stock dividend on or subdivides, splits up, reclassifies or combines PFC Common Stock, or declares a dividend, or makes a distribution, on PFC Common Stock of any security convertible into its common stock, then appropriate adjustment shall be made in the Merger Consideration to take into account the dividend, subdivision, split-up, reclassification or combination.

    3.07 NO FRACTIONAL SHARES. No certificate or scrip of any kind shall be issued by PFC to any former Bancorp shareholder in respect of any fractional interest in PFC Common Stock resulting from the Merger. No holder of Bancorp Common Stock shall have any rights in respect of a fractional interest in PFC Common Stock arising out of the Merger, except to receive a cash payment equal to such fraction multiplied by the average of the per share closing prices of PFC Common Stock as reported by NASDAQ for the 15 trading days immediately next preceding the Closing Date (the "PFC Trading Price").

                                   SECTION 4
             REPRESENTATIONS AND WARRANTIES OF BANCORP AND THE BANK

    Except as set forth in the Disclosure Schedule previously delivered by Bancorp and the Bank to PFC, Bancorp and the Bank jointly and severally represent and warrant to PFC as follows:

    4.01 ORGANIZATION AND QUALIFICATION. The Bank is a federally chartered savings bank, duly organized, validly existing and in good standing under the laws of the United States. Bancorp is a Delaware corporation, duly organized, validly existing and in good standing under the laws of Delaware. Bancorp is duly authorized to conduct business as a foreign corporation, and is in good standing, under the laws of the Commonwealth of Kentucky. The Bank and Bancorp have all requisite corporate power and authority to own and lease their property and to conduct their businesses as they are now being conducted. Neither the character of the property owned or leased by Bancorp or the Bank, nor the nature of the activities conducted by Bancorp or the Bank makes necessary qualification by Bancorp or the Bank as a foreign association in any jurisdiction (other than Bancorp's qualification in Kentucky). The Bank is a member in good standing of the Federal Home Loan Bank of Cincinnati (the "FHLB") and all eligible accounts of deposit in the Bank are insured by the Savings Association Insurance Fund ("SAIF"), as administered by the Federal Deposit Insurance Corporation ("FDIC"), to the fullest extent permitted by law. Bancorp is a duly registered Savings and Loan Holding Company, and in good standing under the Home Owners' Loan Act.

    4.02 AUTHORIZATION. Bancorp and the Bank have the full right, corporate power and authority to enter into, execute, deliver and perform, subject to approval by Bancorp's shareholders, its obligations under this Agreement. Except for the adoption by the shareholders of Bancorp, the execution, delivery and performance of this Agreement by Bancorp and the Bank has been duly authorized and approved by all requisite corporate action. The Board of Directors of Bancorp has unanimously approved this Agreement, the Plan of Merger and the Option Agreement and such approval is sufficient to satisfy the director approval thresholds set forth in Articles XIV and XV of Bancorp's Certificate of Incorporation, thus causing the Merger to be permissible under Article XIV of the Bancorp's Certificate of Incorporation and the required level of shareholder approval under Article XV to be no more than the vote of the holders of a majority of the issued and outstanding shares of Bancorp Common Stock. This Agreement constitutes a valid and legally binding obligation of Bancorp and the Bank. Neither Bancorp nor the Bank has a legal obligation, absolute or contingent, to any other individual, firm, partnership, corporation or other business organization ("Person") (i) to sell any substantial part of its assets, or to sell any of its assets, except in the ordinary course of business; (ii) to effect any merger, consolidation or other reorganization; (iii) to enter into any agreement with respect thereto or (iv) to take any other similar action inconsistent with the transactions contemplated by this Agreement. Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate, conflict with, or result in a breach of any provision of the Charter or Certificate of Incorporation, as appropriate, or the Bylaws of Bancorp or the Bank; or (b) (i) materially violate, conflict with, or result in a material breach of any provision of, (ii) constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, (iii) result in the termination of or accelerate the performance required by, or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or material assets of Bancorp or the Bank under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation which binds Bancorp or the Bank or any material assets of Bancorp or the Bank which violation, conflict, breach, default, termination or acceleration of performance, lien, security interest, charge or encumbrance would have a material adverse effect on Bancorp and the Bank, taken as a whole; or (c) subject to receipt of governmental approvals required to consummate the transactions contemplated by this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to Bancorp or the Bank or any assets of Bancorp or the Bank, the violation of which is, either separately or in the aggregate, material to the financial condition or properties of Bancorp or the Bank.

    4.03 SUBSIDIARIES. Other than Bancorp's interest in the Bank and indirect interest in Home Service Corporation, there is no Person in which Bancorp or the Bank has an interest greater than or equal to five percent of the equity or voting securities of any class of such entity. The Bank is a wholly owned subsidiary of Bancorp.

    4.04 CAPITAL STOCK. All of the statements concerning the capital stock of Bancorp and the Bank set forth in Sections 1.02 and 1.03 are true. All of the outstanding capital stock of Bancorp and the Bank has been validly issued, fully paid and is nonassessable. None of the outstanding shares of Bancorp Common Stock have been issued in violation of the preemptive rights of any person. Bancorp owns, legally and beneficially, all issued and outstanding shares of capital stock of the Bank; such stock is registered in the name of Bancorp, and Bancorp has, and at the Effective Time shall have, good and marketable title to such stock, free and clear of all pledges, liens, charges, encumbrances, security interests, claims, undertakings, rights of first refusal, options or other restrictions of any nature whatsoever. Other than the Stock Option Plan, the Bank's Management Recognition Plan (the "Management Recognition Plan"), the Option Agreement and this Agreement, there are no outstanding options, warrants, contracts, or commitments to which Bancorp or the Bank are parties entitling any Person to purchase or otherwise acquire from Bancorp or the Bank any shares of Bancorp Common Stock or common capital stock of the Bank or any securities convertible into or exchangeable for any of shares of Bancorp Common Stock or common capital stock of the Bank. Except with respect to the Option Plan and the Option Agreement, neither Bancorp nor the Bank has any obligation of any nature whatsoever with respect to any unissued shares or shares which have been acquired, redeemed or converted. All options subject to issuance under the Stock Option Plan have been issued, and all Bancorp Common Stock allocable under the Management Recognition Plan has been allocated. Neither Bancorp nor the Bank has any outstanding contractual obligation to repurchase, redeem or otherwise acquire any of their outstanding shares. A current, complete and accurate list of the shareholders of Bancorp indicating the name, address (city and state only) and number of shares held of record for each shareholder will be delivered to PFC no later than October 22, 1993. Since September 30, 1992, neither Bancorp nor the Bank has:

        (a) directly or indirectly redeemed, purchased or otherwise acquired any of its shares;

        (b) declared, set aside or paid any dividend or other distribution in respect of any of its shares except for the dividend paid in January 1993 and the dividends contemplated in Section 6.16 of this Agreement; or

        (c) issued or granted any right or option (other than this Agreement, the Option Agreement, the Stock Option Plan and the Management Recognition Plan to purchase or otherwise acquire any of their shares.

    4.05 CORPORATE DOCUMENTS, BOOKS, RECORDS AND PERMITS. Bancorp has delivered to PFC true and complete copies of its Certificate of Incorporation and the Charter of the Bank (certified as of a recent date by the Delaware Secretary of State or the OTS, as appropriate), and of its Bylaws and the Bylaws of the Bank, as amended (certified as of the date hereof by the Secretary of Bancorp and the Bank, as appropriate). All of the foregoing and all of the corporate minutes and stock transfer records of the Bank are current, complete and correct in all material respects. Each of Bancorp and the Bank possesses all licenses, franchises, approvals, certificates, permits and other governmental authorizations necessary for the continued conduct of its business without material interference or interruption. Section 4.05 of the Disclosure Schedule sets forth a list and summary description of each such material license, franchise, approval, certificate, permit and authorization.

    4.06 FINANCIAL STATEMENTS. Bancorp has delivered to PFC true and complete copies of (i) the audited statement of financial condition and the related statements of income, retained earnings and cash flows of the Bank for the year ended September 30, 1990 (the "1990 Bank Financial Statements"); (ii) the audited statement of financial condition and the related statements of income, retained earnings and cash flows of Bancorp for the year ended September 30, 1991 (the "1991 Bancorp Financial Statements"); and (iii) the audited consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows of Bancorp for the year ended September 30, 1992 (the "1992 Bancorp Financial Statements"). The 1990 Bank Financial Statements have been audited by Cornman, Bryan & Watts, PSC, certified public accountants. The 1991 and 1992 Bancorp Financial Statements have been audited by Whelan, Johnson, Doerr, Pike & Pawley, PSC, certified public accountants. Bancorp has delivered, or for periods not yet complete as of the date of this Agreement, shall deliver in accordance with Section 6.10, for the monthly and quarterly periods ending during the period beginning on October 1, 1992, and ending on the last day of the month next preceding the month in which the Effective Time occurs, true and complete copies of the quarterly and monthly unaudited balance sheets and related statements of income, stockholders' equity and cash flows of Bancorp and the Bank (collectively, the "Bancorp Unaudited Financial Statements"). In accordance with Section 6.10, Bancorp shall deliver to PFC, as soon as they are available, true and complete copies of the audited consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows for the year ending September 30, 1993 (the "1993 Bancorp Financial Statements"). The 1991, 1992, and 1993 Bancorp Financial Statements, and the Bancorp Unaudited Financial Statements (collectively, the "Bancorp and Bank Financial Statements") have been or, as the context requires, shall have been prepared in conformity with generally accepted accounting principles applied on a basis consistent with prior years. The Bancorp Financial Statements present, or, as the context requires, shall present, fairly the financial position of the Bank and Bancorp as of their respective dates and the results of the operations of the Bank and Bancorp for the respective periods covered thereby in conformity with generally accepted accounting principles applied on a consistent basis; in compliance as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the applicable published rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder. All loans, discounts and financing leases reflected on Bancorp Financial Statements have been, or, as the context requires, shall have been (a) made for good, valuable and adequate consideration in the ordinary course of business of the Bank, (b) evidenced by notes or other evidences of indebtedness which are, to the best knowledge of the Bank, true, genuine and what they purport to be, and (c) adequately reserved against in an amount sufficient in the reasonable opinion of management to provide for all losses reasonably anticipated in the ordinary course of business as of the date thereof based on information available as of their respective dates under generally accepted accounting principles. Neither Bancorp nor the Bank has or will have, nor are any of their assets subject to, nor will any of their assets be subject to, any liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, matured or unmatured) which (a) is material and not reflected and adequately reserved against in the 1992 Bancorp Financial Statements, or (b) has been or shall be incurred subsequent to the date of the 1992 Bancorp Financial Statements other than those incurred in the ordinary course of business and not in violation of any provision of this Agreement.

    4.07 REGULATORY REPORTS. Except to the extent prohibited by law, Bancorp has delivered to PFC true and complete copies of all financial and/or condition reports ("OTS Reports") of the Bank as filed with the OTS (a) for each year-end since December 31, 1990, (b) for each calendar quarter since December 31, 1992, and (c) reports, applications and other documents which either the Bank or Bancorp has filed with the OTS, FDIC, FHLB, the Federal Home Loan Bank Board, the Federal Savings and Loan Insurance Corporation, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the SEC and/or the Kentucky Department of Financial Institutions (the "KDFI") since December 31, 1990.

    4.08   ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth in Section
4.08 of the Disclosure Schedule, since September 30, 1992, there have been no events or conditions of any character (whether actual or threatened) pertaining to the financial condition, businesses or assets of Bancorp or the Bank, separately or in the aggregate, that have materially adversely affected, or can reasonably be expected to affect materially and adversely, Bancorp and the Bank's financial condition, businesses or assets taken as a whole, or to cause either of their businesses taken as a whole to be carried on materially less profitably than prior to this Agreement (other than events or conditions generally applicable to thrift institutions and thrift institution holding companies including changes in laws, accounting practices and economic conditions). Except as set forth in Section 4.08 of the Disclosure Schedule, since September 30, 1992, neither Bancorp nor the Bank has:

        (a) borrowed any money, incurred any liability or obligation, or lent any money or pledged any of its credit in connection with any aspect of any of its business other than in the ordinary course of business;

        (b) mortgaged or otherwise subjected to any liens, encumbrances or other liabilities any of its assets or business, other than in the ordinary course of business;

        (c) sold, assigned or transferred any of its assets or business other than in the ordinary course of business;

        (d) suffered any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting the financial condition, business or assets of Bancorp and the Bank taken as a whole;

        (e) made or suffered any amendments, termination of or default under any contract, agreement, license or other instrument which materially adversely affects the financial condition, business or assets of Bancorp and the Bank taken as a whole;

        (f) received notice or had knowledge that any material labor trouble exists among any of its employees or that any group, organization or union has tried to organize any of its employees;

        (g) received notice or had knowledge that any of its substantial credit or deposit customers has terminated or intends to terminate its relationship, which termination would have a materially adverse effect on the earnings of Bancorp and the Bank taken as a whole;

        (h) received any notice asserting or threatening to assert that either is in material violation of any statute, law, regulation or order applicable to the business or assets of either of them, which violation would have a materially adverse effect on the financial condition of Bancorp and the Bank taken as a whole, if true;

        (i) failed to operate its business in the ordinary course so as to preserve the business organization intact, and to preserve the goodwill of its customers and others with whom it has business relations;

         (j) incurred any material extraordinary losses or, except in accordance with customary banking or mortgage servicing practices, waived any material rights in connection with any aspect of its business, whether or not in the ordinary course of business;

        (k) cancelled any material debts owed to either of them; or any material claims, or paid any noncurrent, material obligations or liabilities;

        (l) to the date hereof, except for capital expenditures for computer equipment totalling no more than $70,000, made any capital expenditure or capital additions or betterments, including any such expenditure, addition or betterment effected through a capital lease, exceeding $25,000;

       (m) to the date hereof, paid or agreed to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance pay to any of its present or former (i) directors, (ii) officers, or (iii) employees who are being compensated on an annual basis at a rate exceeding $20,000 per year; or increased by an amount in excess of ten percent any of their compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments);

        (n) to the date hereof, renewed, amended, become bound by or entered into any agreement, contract, commitment or transaction other than in the ordinary course of business;

        (o) changed any accounting practice followed or employed in preparing the Bancorp and Bank Financial Statements other than as required by generally accepted accounting principles and noted in the Bancorp and Bank Financial Statements;

        (p) to the date hereof, made any loans, given any discounts or entered into any financing leases which have not been (i) made for good, valuable and adequate consideration in the ordinary course of business, (ii) evidenced by notes or other forms of indebtedness which are true, genuine and what they purport to be, and (iii) in the aggregate together with the loan portfolio of Bancorp and the Bank, adequately reserved against, in accordance with generally accepted accounting principles, in an aggregate amount sufficient in the opinion of management to provide for all charge-offs reasonably anticipated in the ordinary course of business; or

        (q) entered into any agreement, contract or commitment applicable as of the date hereof to do any of the foregoing.

    4.09 TAXES. Bancorp and the Bank (i) have timely filed all federal, state, foreign and local income, franchise, excise, sales, intangibles, real and personal property, employment and other tax returns, tax information returns and reports required to be filed; (ii) have paid, or made adequate provision in the opinion of management for the payment of, all taxes, interest payments and penalties (whether or not reflected in returns as filed) due and payable (and/or accruable for all periods ending on or before the date of this Agreement) to any city, county, state, foreign country, the United States or any other taxing authority; and (iii) are not delinquent in the payment of any tax or governmental charge of any nature. The federal income tax returns of Bancorp and the Bank have been examined by and settled with the Internal Revenue Service, or the statute of limitations with respect to such years has expired for all years through September 30, 1989, and no audit, examination or investigation is presently being conducted or, to Bancorp's or the Bank's knowledge, is threatened by any taxing authority. No unpaid tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative with respect to Bancorp or the Bank. No agreements for the extension of time for the assessment of any amounts of tax have been entered into by or on behalf of Bancorp or the Bank. Bancorp and the Bank have withheld (and timely paid to the appropriate governmental entity) proper and accurate amounts from their employees for all periods in material compliance with all tax withholding provisions (including, without limitation, income, social security and employment tax withholding for all forms of compensation) of applicable federal, state, foreign and local laws. Bancorp and the Bank have delivered to PFC true and correct copies of all federal and state income tax returns filed by any of them for all tax periods commencing after September 30, 1990.

    4.10 TITLE TO ASSETS. On September 30, 1992, Bancorp and the Bank had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business since September 30, 1992, now have, good and marketable title to all properties and assets reflected on the 1992 Bancorp Financial Statements, free and clear of all mortgages, liens, pledges, easements, restrictions, encroachments, governmental regulations, security interests, charges or encumbrances of any nature, except as disclosed in the 1992 Bancorp Financial Statements and for:

        (a) the mortgages and encumbrances which secure indebtedness which is properly reflected on the Bancorp Financial Statements;

        (b) liens for taxes accrued but not yet payable;

        (c) liens arising as a matter of law in the ordinary course of business as to which there is no known default; and

        (d) such imperfections of title and encumbrances, if any, as do not materially detract from the value or interfere with the present use or sale of any of their properties and assets.

    Section 4.10 of the Disclosure Schedule lists all leases, other than "financing leases," of personal property to which Bancorp and/or the Bank is a party. Bancorp has delivered to PFC true and correct copies of all leases referred to in such Section 4.10, together with all amendments and modifications thereof. With respect to each lease of personal property to which Bancorp and/or the Bank is a party, except for leases in which either Bancorp or the Bank is lessor entered into as a "financing lease,":

        (a) such lease is in full force and effect in accordance with its terms;

        (b) all rents and additional rents due to date have been paid;

        (c) the lessee under each of the leases has been in peaceable possession since the commencement of the original term of the lease; and

        (d) no event of default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any further event, occurrence, condition or act would become a material default under such lease, exists.

    With respect to any real property owned in fee by Bancorp or the Bank, which real property is set forth on Schedule 4.10 to this Agreement, Bancorp and the Bank further represent and warrant to PFC as follows:

        (a) all work to be performed by Bancorp or the Bank with respect to all improvements to the property owned by either of them has been fully completed and paid for by them;

        (b) all permits and certificates with respect to construction of improvements on the property owned by Bancorp or the Bank have been obtained and the property has been properly zoned for use and occupancy as a banking or other business facility; and

        (c) all improvements to the property have been made in accordance with plans and specifications approved by Bancorp or the Bank, as appropriate, copies of which will be delivered to PFC upon request.

    4.11 ENVIRONMENTAL HAZARDS. Neither Bancorp nor the Bank has (i) used, stored, manufactured, or suffered to exist (collectively, "Utilized") any hazardous or toxic substance, material or constituent (collectively, a "Hazardous Substance") within the meaning of any applicable federal, state or local law or regulation pertaining to environmental or chemical hazards or pollution (collectively, the "Environmental Laws"), including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section 9601 et seq., and any regulations promulgated thereunder, on, in or under any of its property, whether currently or previously owned or leased, or (ii) transported or disposed or caused or permitted any Person to transport or dispose, of any Hazardous Substance other than in accordance with all Environmental Laws and other than at the locations identified in Section 4.11 of the Disclosure Schedule. During the period Bancorp or the Bank have owned or leased any of their properties, no Hazardous Substances have been Utilized on, in or under any of Bancorp's or the Bank's property. Neither Bancorp nor the Bank is subject to any asserted or, to their knowledge, unasserted liabilities, nor are any of the properties of Bancorp or the Bank, subject to any asserted or, to their knowledge, unasserted lien, under any of the Environmental Laws. Neither Bancorp nor the Bank has ever violated any of the Environmental Laws, and each of them is presently in full compliance with all Environmental Laws. Without limiting the generality of the foregoing, no asbestos, PCBs or other Hazardous Substance or any petroleum product or constituents thereof is present on, in or under any of the property of Bancorp or the Bank. Neither Bancorp nor the Bank has permitted any property currently or previously owned or leased by either of them to be used as a landfill or dump site. There are no underground storage tanks or underground pipelines containing or storing Hazardous Substances or petroleum products located on any property owned or leased by Bancorp or the Bank.

    4.12 LITIGATION, PENDING PROCEEDINGS AND COMPLIANCE WITH LAWS. For purposes of this Agreement, "Claims" shall mean all material claims of any kind or actions, suits, proceedings, arbitrations or investigations asserted by or against either Bancorp or the Bank, whether actual or threatened, against or affecting Bancorp Common Stock, the common capital stock of the Bank or Bank's business, prospects, conditions (financial or otherwise) or assets or against any officer, director or employee of the Bank (where such Claims against any officer, director or employee of Bancorp or the Bank arise or might arise in connection with actions taken or omitted or alleged to have been taken or omitted by such officer, director or employee in his or her capacity as an officer, director or employee). Section 4.12 of the Disclosure Schedule sets forth all Claims, including a summary of the basis and background of all Claims. There are no Claims (a) which would prevent the performance of this Agreement or any of the transactions contemplated hereby or declare the same unlawful or cause the rescission thereof, (b) which would prevent the transfer of good and marketable title of Bancorp Common Stock free and clear of all encumbrances, or
(c) which would materially and adversely affect or impair the business or condition, financial or otherwise, or the earnings of Bancorp and the Bank taken as a whole. Bancorp and the Bank have complied with and are not in any default in any material respect under (and have not been charged with, nor are threatened with or under investigation with respect to, any charge concerning any material violation of any provision of) any material federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality. There are no material uncured violations or violations with respect to which material refunds or restitution may be required cited in any report concerning Bancorp or the Bank as a result of examination by any regulatory authority.

    4.13 REGULATORY COMPLIANCE. Neither Bancorp nor the Bank has ever been a party to (a) any enforcement action instituted by, or (b) any memorandum of understanding or cease and desist order with, any federal or state regulatory agency, and no such action, memorandum or order has been threatened, and neither Bancorp nor the Bank has received any report of examination from any federal or state regulatory agency which requires that Bancorp or the Bank address any material problem or take any material action which has not already been addressed or taken in a manner satisfactory to the regulatory agency.

    4.14 EMPLOYEE RELATIONS. Neither Bancorp nor the Bank has ever entered into any collective bargaining contract or agreement with any labor union or other collective bargaining group. There are no pending or threatened charges of any Unfair Labor Practice (as that term is defined in the National Labor Relations Act, as amended) with respect to Bancorp or the Bank, and neither Bancorp nor the Bank has been contacted by any union or other representative of any of their employees. No group, organization or union has tried to organize any of the employees of Bancorp or the Bank. During the last five years, labor relations with the employees of Bancorp and the Bank have been satisfactory. There have been no strikes, work stoppages or job actions. Bancorp and the Bank are in compliance with all federal and state laws governing employment and employment practices, terms and conditions of employment and wages and hours.

    4.15  EMPLOYEE BENEFIT PLANS.

    (a) Section 4.15 of the Disclosure Schedule sets forth a true and complete list of all employee benefit plans, policies (whether oral or written), or arrangements of each of Bancorp and the Bank applicable to their employees or former employees, including, without limitation, wage continuation and bonus, pension, profit sharing or thrift plans, life, medical hospitalization, disability, or other insurance programs, and severance, vacation and sick leave policies. The only employee pension benefit plans (for purposes of this section
4.15 only, the "Plans") maintained with respect to the employees of Bancorp and the Bank are the Financial Institutions Retirement Fund (the "Pension Plan"), the Financial Institutions Thrift Plan (the "Thrift Plan"), and the First Kentucky Federal Savings Employee Stock Ownership Plan (the "ESOP"). All Plans are qualified under IRC Section401(a), and the related trusts are exempt from tax under IRC Section501 and the ESOP qualifies as such under IRC Section4975. No fact exists which would adversely affect the qualified status of the Plans.

    (b) True and complete copies of all employee benefit plans, related trust agreements, any filings with or communications to or from the IRS, the United States Department of Labor or the Pension Benefit Guaranty Corporation with respect to such plans or trust agreements over the last three plan years have been delivered to PFC by Bancorp. With respect to the ESOP, PFC has also been delivered copies of: (1) the independent appraisal report determining the value of Bancorp Common Stock purchased by the ESOP, dated as of the date such stock was purchased, and any subsequently issued reports; (2) all loan documents related to the debt incurred by the ESOP and a record of all payments of principal and interest paid on such loan and the amount of Bancorp Common Stock released from pledge due to such payments; and (3) allocation reports showing the participants to whom released Bancorp Common Stock was allocated. With respect to the Pension Plan, PFC has been delivered copies of the last three years' actuarial reports. With respect to the Thrift Plan, Bancorp has delivered to PFC copies of the last three years' allocation and 401(k) testing reports.

    (c) All other salary and fringe benefit programs of Bancorp and the Bank, whether or not coming within the definition of an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are also set forth on Schedule 4.15, including, but not limited to, stock-based compensation programs, incentive bonus programs, annual salary and bonus policies, car allowances and other fringe benefits and perquisites given to officers, directors and employees.

    (d) Neither Bancorp nor the Bank has, with respect to the Plans, nor to the best of their knowledge has any administrator of the Plans or of the related trusts or the trustees thereof, engaged in a prohibited transaction which would subject Bancorp or the Bank, the Plans or any administrator, trustee or party dealing with the Plans or the related trusts, to a material tax or penalty on prohibited transactions imposed by ERISA or IRC Section 4975.

    (e) No employee pension benefit plan maintained for the employees of Bancorp and/or the Bank or any of the related trusts thereto have been terminated. The Pension Plan does not have an accumulated funding deficiency (as defined in Section 302 of ERISA and IRC Section412), whether or not waived. No material liability to the Pension Benefit Guaranty Corporation has been, or is expected by Bancorp to be, incurred with respect to the Pension Plan, and there has been no reportable event (as described in Section 4043(b) of ERISA) and no event or condition has occurred which presents a material risk of termination of the Pension Plan by the Pension Benefit Guaranty Corporation. The value of all non-forfeitable benefits under the Pension Plan does not exceed the current value of assets of the Pension Plan allocable to such non-forfeitable benefits. The present value of all accrued benefits, whether non-forfeitable or not, under the Pension Plan (as a plan subject to Title IV of ERISA) do not exceed the value of the assets of the Pension Plan allocable to such accrued benefits.

    (f) Bancorp and the Bank have fully complied with the notice and continuation coverage requirements of Sections 601 through 608 of ERISA, Section 4980B of the IRC, and the proposed regulations thereunder.

    (g) Neither the Plans nor the related trusts are multiemployer plans, as defined in Section 4001(a)(3) of ERISA, and neither Bancorp, the Bank nor any member of Bancorp's controlled group is now, nor has ever been a party to, or subject to, any collective bargaining agreement pursuant to which either Bancorp, the Bank or a member of Bancorp's controlled group is or will become obligated to contribute to a multiemployer plan.

    (h) All reports, statements, returns and other information required to be furnished or filed with respect to any of the employee benefit plans relating to the employees of either of the Bancorp or the Bank have been furnished or filed, or both, in accordance with Sections 101 through 105 of ERISA, and Sections 6057 through 6059 of the IRC, and they are true, correct and complete in all material respects. Records with respect to all employee benefit plans applicable to any of Bancorp's or the Bank's employees have been maintained in material compliance with Section 107 of ERISA. Neither Bancorp, the Bank nor, to the best of their knowledge, any other fiduciary (as defined in Section 3 of ERISA) with respect to any of the employee benefit plans of Bancorp or the Bank applicable to any employees of either of them has any material liability for any breach of any fiduciary duties under Sections 404, 405, 406 or 409 of ERISA. Each of the employee benefit plans of Bancorp or the Bank applicable to the employees of either of them has, since adoption, been executed, managed and administered in material compliance with the applicable provisions of ERISA, the IRC and all other applicable laws. There are no threatened or pending claims against the employee benefit plans of Bancorp or the Bank applicable to the employees of either of them or, to the best of their knowledge, their fiduciaries, by any participant, beneficiary or government agency.

    (i) Bancorp's and the Bank's aggregate contribution and recorded expense in respect of the fiscal year ended September 30, 1992, under the Plans is accurately reflected on the 1992 Bancorp Financial Statements. No contribution to the Pension Plan will be required to meet the minimum funding standards for the fiscal year ending September 30, 1993 and none is expected to be required for the fiscal year ending September 30, 1994.

    (j) As used in this Agreement, the terms "employee benefit plans" and "employee pension benefit plans" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

    (k) Except as set forth on Section 4.15 of the Disclosure Schedule, neither Bancorp or the Bank has provided nor currently provides any retiree welfare benefits to its employees other than benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985.

    (l) Neither Bancorp nor the Bank is now liable, nor has either Bancorp or the Bank potential liability under Sections 4063 or 4064 of ERISA; nor can Bancorp or the Bank, whether by reason of the transaction contemplated by this Agreement or otherwise, be treated as a withdrawing substantial employer under a plan to which more than one employer makes contributions by application of
Section 4062(f) of ERISA. Neither Bancorp nor the Bank is now, nor will either Bancorp or the Bank on the Closing Date be, by virtue of any action heretofore taken or to be taken prior to the Closing Date, subject to a requirement to provide security under Section 401(a)(29) of the Code, nor shall any asset of Bancorp or the Bank be subject to any lien by reason of the provisions of
Section 412(n) of the Code.

    (m) None of the employee benefit plans other than employee pension benefit plans are self-funded or to any extent self-insured by Bancorp or the Bank.

    (n) The actuarial present value of all accrued deferred compensation entitlements of employees and former employees of Bancorp and the Bank (and their respective beneficiaries) other than entitlements accrued pursuant to funded retirement plans subject to the provisions of IRC Section 412 are fully reflected on the Bancorp and Bank Financial Statements.

    4.16 INSURANCE POLICIES. Bancorp and the Bank maintain insurance policies and bonds in force in such amounts and against such liabilities and hazards as customarily are maintained by similar businesses of comparable size. Neither Bancorp nor the Bank is liable for any material, retroactive premium adjustments. All policies are valid, enforceable and in full force and effect, and neither Bancorp nor the Bank has received any notice of premium increases or cancellations. Neither Bancorp nor the Bank knows of any grounds for or any consideration of any such premium increase or cancellation notice or other indication of premium increases or cancellations, with respect to any of their insurance policies or bonds. All notices of cancellation received by either Bancorp or the Bank and all claims made by Bancorp or the Bank under their respective insurance policies and bonds since December 31, 1990, or made prior thereto but remaining unresolved, are described on Section 4.16 of the Disclosure Schedule. Since December 31, 1990, neither Bancorp nor the Bank has failed to make a timely claim or file a timely notice with respect to any matter giving rise to a material claim or potential material claim under their insurance policies and bonds.

    4.17   AGREEMENTS.   Except as set  forth in Section  4.17 of the Disclosure
Schedule, as of the date of this Agreement, neither Bancorp nor the Bank is a party to:

        (a) any collective bargaining agreement; any employment agreement, contract, or commitment; or any bonus plan or commission;

        (b) any loan or other agreement pursuant to which Bancorp or the Bank has borrowed money or any obligation of guaranty or indemnification arising from any agreement, contract or commitment which involves, singularly or in the aggregate, a potential material liability, except letters of credit entered into in the ordinary course of business;

        (c) any agreement, contract or commitment which is either outside of the ordinary course of business or which is or may be materially adverse to the business, financial condition or earnings of Bancorp and the Bank taken as a whole;

        (d) any agreement, contract or commitment containing any covenant materially limiting the freedom of either Bancorp or the Bank to engage in any line of business in any geographic area or to compete with any Person;

        (e) any agreement, contract, or commitment relating to capital expenditures and involving future payments which, together with future payments under all other agreements, contracts or commitments relating to the same capital project, exceed $25,000;

        (f) any agreement, contract or commitment relating to the acquisition of substantially all of the assets, shares or capital stock of any business enterprise, except agreements, contracts or commitments in which assets, shares or capital stock are security for a loan or similar obligation created in the ordinary course of business;

        (g) any agreement, contract or commitment (other than for 1 to 4 family residential loans made in the ordinary course of business), which involves payments, consideration or obligations in the aggregate of $5,000 or more per agreement, contract or commitment, which (i) will not be performed within 30 days or less, or (ii) cannot be terminated within 30 days or less without payment of a penalty of more than $1,000.

    Neither Bancorp nor the Bank has breached, nor is there any pending or threatened claim that either Bancorp or the Bank has materially breached any of the terms or conditions of (a) any agreement, contract or commitment set forth in any of the Schedules delivered to PFC pursuant to this Agreement or
    (b) any other agreement, contract or commitment, the breach of which singularly or in the aggregate could result in the imposition of damages in a material amount.

    4.18 ACCOUNTING MATTERS. Neither Bancorp nor the Bank has through the date hereof taken or agreed to take any action that would prevent PFC from accounting for the transaction to be effected by the Merger as a "pooling of interests."

    4.19 BROKERS' OR FINDERS' FEES. No agent, broker or other Person acting on behalf of Bancorp or the Bank or under either of their authority is or shall be entitled to any commission, broker's or finder's fee from Bancorp or the Bank in connection with any of the transactions contemplated by this Agreement. No agent, broker or other Person acting on behalf of Bancorp or the Bank or under either of their authority is or shall be entitled to any commission, broker's or finder's fee from PFC in connection with any of the transactions contemplated by this Agreement.

    4.20 POTENTIAL COMPETING INTERESTS. None of the greater than 5% shareholders of Bancorp, nor any director, officer or employee of either Bancorp or the Bank, nor any member of any such person's family, have any direct or indirect (5% or more) interest in any Person which competes or conflicts with, or is engaged in any business of the kind being conducted by, either Bancorp or the Bank or which does business or engages in commerce with, or provides goods or services to, either the Bank or the Subsidiary. Neither Bancorp nor the Bank uses any real or personal property in which any greater than 5% shareholder of Bancorp or any director, officer or employee of either Bancorp or the Bank, or any member of any such person's family, have a direct or indirect (5% or more) interest.

    4.21  ACCURACY OF STATEMENTS.

    (a) Neither this Agreement, the Disclosure Schedule, nor any annex, schedule or document delivered as or in connection with an annex or schedule furnished or to be furnished by Bancorp or the Bank to PFC in connection with this Agreement or any of the transactions contemplated hereby contains or shall contain an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

    (b) None of the information supplied by Bancorp or the Bank for inclusion in (i) the registration statement on Form S-4 to be filed with the SEC by PFC in connection with the issuance of shares of PFC Common Stock in the Merger (the "S-4") will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act of 1933, as amended (the "Securities Act"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date of mailing to stockholders of Bancorp and at the time of the meeting of the stockholders of Bancorp to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that relate only to PFC) will comply as to form in all material respects with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act").

                                   SECTION 5
                     REPRESENTATIONS AND WARRANTIES OF PFC

    Except as set forth in the PFC Disclosure Schedule previously delivered by PFC to Bancorp, PFC represents and warrants to Bancorp as follows:

    5.01 ORGANIZATION AND QUALIFICATION. PFC and Subsidiary are Kentucky corporations duly organized and validly existing under the laws of the Commonwealth of Kentucky, have paid all fees due and owing to the Office of the Kentucky Secretary of State, have delivered to that office their most recent annual report as required by the Kentucky Business Corporation Act, and have not filed articles of dissolution with the Office of the Kentucky Secretary of State. PFC and the Subsidiary have all requisite corporate power and authority to own and lease their property and to carry on their businesses as they are now being conducted. PFC is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

    5.02 AUTHORIZATION. PFC and the Subsidiary have the full right, corporate power and authority to enter into, execute, deliver and perform their obligations under this Agreement. The execution, delivery and performance of this Agreement by PFC and the Subsidiary have been duly authorized and approved by all requisite corporate action, and, except for approval by PFC as Subsidiary's sole shareholder, no other corporate acts or proceedings on the part of PFC or Subsidiary are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of PFC and the Subsidiary. Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate, conflict with, or result in a breach of any provision of the Articles of Incorporation or the Bylaws of either PFC or Subsidiary; (b)(i) materially violate, conflict with, or result in a breach of any provision of, (ii) constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, (iii) result in the termination of or accelerate the performance required by, or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or material assets of PFC or the Subsidiary under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation which binds PFC or the Subsidiary or any material assets of PFC or the Subsidiary, which violation, conflict, breach, default, termination or acceleration of performance, lien, security interest, charge or encumbrance would have a material adverse effect on PFC and its subsidiaries, taken as a whole; or (c) subject to the receipt of governmental approvals required to consummate the transactions contemplated by this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to PFC or Subsidiary. PFC is not aware of any reason why all consents and approvals shall not be procured from regulatory agencies having jurisdiction over the transactions contemplated by this Agreement as shall be necessary for consummation of the transactions contemplated by this Agreement.

    5.03 SUBSIDIARIES. PFC owns legally and beneficially, all issued and outstanding shares of The Peoples First National Bank and Trust Company of Paducah, Bank of Murray, Salem Bank, Inc., First National Bank of LaCenter and First Liberty Bank of Calvert City (the "Bank Subsidiaries"); such stock is registered in the name of PFC, and, except as provided on the PFC Disclosure Schedule, PFC has good and marketable title to such stock, free and clear of all pledges, liens, charges, encumbrances, security interests, claims, undertakings, rights of first refusal, options or other restrictions of any nature whatsoever. All eligible deposit accounts in the Bank Subsidiaries are insured by the Bank Insurance Fund ("BIF") administered by the FDIC to the fullest extent permitted by law.

    5.04 FINANCIAL STATEMENTS. PFC has delivered to Bancorp true and complete copies of (i) the audited consolidated balance sheet, and the related consolidated statements of income, changes in stockholders' equity and cash flows of PFC for the year ended December 31, 1990 (the "1990 PFC Financial Statements"), (ii) the audited consolidated balance sheet, and the related consolidated statements of income, changes in stockholders' equity and cash flows of PFC for the year ended December 31, 1991 (the "1991 PFC Financial
Statements"), (iii) the audited consolidated balance sheet and the related consolidated statements of income, changes in stockholders equity and cash flows for PFC for the year ended December 31, 1992 (the "1992 PFC Financial Statements"), all of which have been audited by KPMG Peat Marwick, certified public accountants. PFC shall deliver to Bancorp, in accordance with Section 6.11, true and complete copies of the unaudited consolidated balance sheets and the related statements of income and changes in stockholders' equity of PFC for the quarterly periods beginning on March 31, 1993 and ending on the last day of the quarter next preceding the quarter in which the Closing occurs (the "Unaudited PFC Financial Statements") and the monthly financial statements of PFC prepared in the usual course of PFC's business for the months beginning August 31, 1993 and ending on the last day of the month next preceding the month in which the Closing occurs (the "PFC Monthly Financial Statements"). In accordance with Section

6.11, PFC shall deliver to Bancorp, as soon as they are available, the audited consolidated balance sheet and the related consolidated statements of income, changes in stockholders' equity and cash flows of PFC for the year ending December 31, 1993 (the "1993 PFC Financial Statements"). The 1990, 1991 and 1992 PFC Financial Statements and the PFC Unaudited Financial Statements dated as of March 31, 1993 and June 30, 1993 (the "PFC Financial Statements") have been, and the 1993 PFC Financial Statements will be, prepared in conformity with generally accepted accounting principles applied on a basis consistent with prior periods, and present or, as the context requires, shall present, fairly the financial position of PFC as of their respective dates and the results of PFC's operations for the respective periods covered thereby in conformity with generally accepted accounting principles applied on a consistent basis, excluding normal year end adjustments, if any, and comply as to form in all material respects with the applicable requirements of the Securities Act and the applicable published rules and regulations of the SEC thereunder.

    5.05   PFC COMMON  STOCK.  All  of the statements  concerning the PFC Common
Stock set forth in Section 1.04 of this Agreement are true. All of the outstanding shares of PFC Common Stock have been validly issued, fully paid and are nonassessable. None of the outstanding shares of PFC Common Stock have been issued in violation of the preemptive rights of any person. Neither PFC nor the Bank Subsidiaries has any outstanding contractual obligation to repurchase, redeem or otherwise acquire any of their outstanding shares. All shares of PFC Common Stock to be issued in the Merger shall, when issued, be (a) validly issued, fully paid and nonassessable and will have the same rights as each share of PFC Common Stock currently outstanding; (b) issued pursuant to an effective registration statement (the "Registration Statement") filed under the Securities Act; and (c) authorized for listing on the NASDAQ National Market System.

    5.06 CORPORATE DOCUMENTS, BOOKS, RECORDS AND PERMITS. PFC has delivered to Bancorp true and complete copies of the Articles of Incorporation (certified as of a recent date by the Kentucky Secretary of State) and Bylaws (certified as of a recent date by a corporate secretary) of PFC and Subsidiary, and PFC shall deliver pursuant to Section 6.11 true and complete copies of any Articles of Incorporation or bylaw amendments so certified. All of the foregoing and all of the corporate minutes and records of PFC and the Bank Subsidiaries are current, complete and correct in all material respects. PFC and the Bank Subsidiaries possess all licenses, franchises, approvals, certificates, permits and other governmental authorizations necessary for continued conduct of their business without material interference or interruption.

    5.07 REGULATORY REPORTS. PFC has delivered to Bancorp true and complete copies of all reports which PFC has made to or filed with the SEC and with the Federal Reserve since December 31, 1991. PFC has been subject to the requirements of Section 12 of the Exchange Act and has filed all material required to be filed pursuant to Section 13, 14 or 15(d) thereof for a period of at least 36 calendar months and has filed in a timely manner all reports required to be filed during the last 12 calendar and any portion of the calendar month preceding the date of this Agreement. As of their respective filing dates, PFC's Annual Reports on form 10-K for the fiscal years ended December 31, 1991 and 1992 and its quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 1992 and its proxy statement dated March 15, 1993, filed with the SEC pursuant to the Exchange Act (such filings being collectively referred to herein as the "PFC Filings") complied in all material respects with the regulations of the SEC, and none of the PFC Filings as of their respective dates, taken as a whole, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

    5.08 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1992, there have been no events or conditions of any character (whether actual, threatened, or contemplated) pertaining to the financial condition, business or assets of PFC, taken as a whole, that have materially adversely affected, or can reasonably be expected to affect materially and adversely, the financial condition, business or assets of PFC.

    5.09 REGULATORY COMPLIANCE. None of PFC or its Bank Subsidiaries are currently or have, since 1990, been a party to any enforcement action instituted by, or any memorandum of understanding, formal agreement, or cease and desist order with, any federal or state regulatory agency, and no such action, memorandum, agreement or order has been threatened against PFC or any of its Subsidiaries. None of its Subsidiaries have received any report of examination from any federal or state regulatory agency which requires PFC or any Subsidiary to address any significant problem or take any significant action which has not already been addressed or taken in a manner satisfactory to the regulatory agency.

    5.10 ENVIRONMENTAL MATTERS. Neither PFC nor the Bank Subsidiaries have (i) used, stored, manufactured, or suffered to exist (collectively, "Utilized") any hazardous or toxic substance, material or constituent (collectively, a "Hazardous Substance") within the meaning of any applicable federal, state or local law or regulation pertaining to environmental or chemical hazards or pollution (collectively, the "Environmental Laws"), including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section9601 et seq., and any regulations promulgated thereunder on, in or under any of its property, whether currently or previously owned or leased, or (ii) transported or disposed or caused or permitted any Person to transport or dispose, of any Hazardous Substance other than in accordance with all Environmental Laws. During the period PFC or the Bank Subsidiaries have owned or leased any of their properties, no Hazardous Substances have been Utilized on, in or under any of PFC's or the Bank Subsidiaries property. Neither PFC nor the Bank Subsidiaries are subject to any asserted or, to their knowledge, unasserted liabilities, nor are any of their properties subject to any asserted or, to their knowledge, unasserted lien, under any of the Environmental Laws. Neither PFC nor the Bank Subsidiaries have ever violated any of the Environmental Laws, and each of them is presently in full compliance with all Environmental Laws. Without limiting the generality of the foregoing, no asbestos, PCBs or other Hazardous Substance or any petroleum product or constituents thereof is present on, in or under any of the property of PFC or the Bank Subsidiaries. Neither PFC nor the Bank Subsidiaries have permitted any property currently or previously owned or leased by either of them to be used as a landfill or dump site. There are no underground storage tanks or underground pipelines containing or storing Hazardous Substances or petroleum products located on any property owned or leased by PFC or the Bank Subsidiaries.

    5.11 LITIGATION, PENDING PROCEEDINGS AND COMPLIANCE WITH LAWS. There are no material claims of any kind or actions, suits, proceedings, arbitration or investigations asserted by or against either PFC or the Bank Subsidiaries, whether actual or threatened, against or affecting PFC Common Stock, the common capital stock of the Bank Subsidiaries or PFC or the Bank Subsidiaries' businesses, prospects, conditions (financial or otherwise) or assets or against any officer, director or employee of PFC or any of the Bank Subsidiaries (where such claims against any officer, director or employee of PFC or the Bank Subsidiaries arise or might arise in connection with actions taken or omitted or alleged to have been taken or omitted by such officer, director or employee in his or her capacity as an officer, director or employee) (a) which would prevent the performance of this Agreement or any of the transactions contemplated hereby or declare the same unlawful or cause the rescission thereof, (b) which would prevent the transfer of good and marketable title of the PFC Common Stock to be issued in the Merger free and clear of all encumbrances, or (c) which would materially and adversely affect or impair the business or condition, financial or otherwise, or the earnings of PFC and the Bank Subsidiaries taken as a whole. PFC and the Bank Subsidiaries have complied with and are not in any default in any material respect under (and have not been charged with, nor are threatened with or under investigation with respect to, any charge concerning any material violation of any provision of) any material federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality. There are no material uncured violations or violations with respect to which material refunds or restitution may be required cited in any report concerning PFC or the Bank Subsidiaries as a result of examination by any regulatory authority.

    5.12 BROKERS' OR FINDERS' FEES. No agent, broker or other Person acting on behalf of PFC or under its authority is or shall be entitled to any commission, broker's or finder's fee from Bancorp or the Bank in connection with any of the transactions contemplated by this Agreement.

    5.13  ACCURACY OF STATEMENTS.

    (a) Neither this Agreement, the Disclosure Schedule, nor any annex, schedule or document delivered as or in connection with an annex or schedule furnished or to be furnished by PFC or Subsidiary to Bancorp in connection with this Agreement or any of the transactions contemplated hereby contains or shall contain an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

    (b) None of the information supplied by PFC or the Subsidiary for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date of mailing to stockholders of Bancorp and at the time of the meeting of the stockholders of Bancorp to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The S-4 (except for such portions thereof that relate only to Bancorp and the Bank) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

                                   SECTION 6
                      COVENANTS AND CONDUCT OF THE PARTIES

    Each of the parties to this Agreement shall comply with their respective covenants in this Section 6 from the date hereof through the Closing Date:

    6.01 INVESTIGATIONS. Each of PFC and Bancorp and the Bank shall give the other and their employees, accountants, attorneys and other authorized representatives full access during all reasonable times to all their premises, properties, books and records (including without limitation, all corporate minutes and stock transfer records), and furnish each other with such financial and operating data, analyses and other information of any kind respecting their business and properties as PFC or Bancorp shall from time to time request. Any investigation shall be conducted in a manner which does not unreasonably interfere with the operation of their business. In the event of termination of this Agreement, Bancorp and PFC shall, upon request, each return to the other all documents, work papers and other material (and all copies thereof) obtained from the other and its subsidiaries in connection with the transaction contemplated hereby. Each shall use its best efforts to cause its employees, accountants, attorneys and other authorized representatives, to hold in strict confidence all data and information obtained by it from the other (unless such data or information is or becomes readily ascertainable from public or published information or trade sources); and each shall not, and each shall use its best efforts to ensure that such employees, accountants, attorneys and other authorized representatives do not, disclose such information to others; provided, that PFC may file or otherwise submit such data and information to any regulatory authority in connection with obtaining regulatory approval to facilitate or consummate the transactions contemplated by this Agreement without any liability to Bancorp or the Bank from PFC or Subsidiary. PFC (i) shall hold in strict confidence the information concerning Bancorp shareholders delivered by Bancorp pursuant to Section 4.04 of this Agreement, (ii) shall not use such information for any purpose other than in connection with the transactions contemplated by this Agreement and in no event, without the express written consent of Bancorp, to communicate with Bancorp shareholders, (iii) shall make no copies of such information, and (iv), if this Agreement is terminated, shall return such information to

Bancorp within two business days of such termination. PFC, through its internal audit department, and/or designated certified public accountants, may perform a preacquisition audit or audits of Bancorp and the Bank.

    6.02  SHAREHOLDER AND DIRECTOR APPROVALS.

    (a) The Board of Directors of Bancorp has unanimously approved and determined advisable and shall submit to Bancorp's shareholder(s) for adoption this Agreement and the Plan of Merger at a meeting of shareholders duly called for those purposes by Bancorp's Board of Directors. The meeting of shareholders of Bancorp shall take place on a date at least twenty-one business days following the mailing of a notice of such meeting accompanied by a definitive prospectus-proxy statement as contained in the Registration Statement. The notice and prospectus-proxy statement distributed in connection with the shareholder approval and adoption of this Agreement and the Plan of Merger shall comply with Bancorp's Certificate of Incorporation and Bylaws and with all applicable corporate and securities laws. Unless inconsistent with its fiduciary responsibilities, and subject to receipt of an opinion from Capital Resources, Inc. dated on or immediately prior to the date of mailing of such notice and prospectus-proxy statement and not subsequently withdrawn prior to the date of such meeting to the effect that the terms of the Merger are fair to the shareholders of Bancorp from a financial point of view, the Board of Directors of Bancorp shall recommend to the shareholders of Bancorp that all such shareholders vote for approval and adoption of this Agreement and the Plan of Merger, and each Bancorp Director shall use his best efforts to obtain such shareholder approval.

    (b) The Board of Directors of Subsidiary has unanimously approved this Agreement and Plan of Merger. On or before the Closing Date, PFC, as sole shareholder of Subsidiary, shall adopt and approve this Agreement and the Plan of Merger. Bancorp shall conduct such meeting as soon as reasonably practicable.

    6.03 CONSENTS. Bancorp and PFC shall each use its best efforts to procure upon reasonable terms and conditions all consents and approvals, completion of all filings, all registrations and certificates, and satisfaction of all other requirements prescribed by law which are necessary for the consummation of the Merger.

    6.04 CONDUCT OF BUSINESS IN THE ORDINARY COURSE. Bancorp and the Bank shall conduct their business only in the ordinary course. By way of amplification and not limitation, except as otherwise provided herein, neither the Bank nor Bancorp shall without the prior written consent of PFC, which consent shall not be unreasonably withheld:

        (a) except in accordance with the Stock Option Plan or Management Recognition Plan, issue or cause to be issued any shares of capital stock or any options, warrants, or other rights to subscribe for or purchase any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock of Bancorp or the Bank;

        (b) except to the extent permitted by Section 6.16, declare, set aside, or pay any dividend or distribution (whether in cash, shares or otherwise) with respect to the shares of capital stock of Bancorp or the Bank;

        (c) except for dividends permitted by paragraph (b) and Section 6.16, directors' fees at their current level or pursuant to the requirements of existing employment agreements, make any payment to any of the shareholders of the Bank or to any of Bancorp's or the Bank's officers or directors, whether pursuant to a management agreement, consolidated tax return agreement, lease or otherwise;

        (d) directly or indirectly redeem, purchase, or otherwise acquire any shares or capital stock;

        (e) effect a split, reverse split, reclassification, or other change of any shares of capital stock, or other reorganization or recapitalization;

        (f) except for amendments to the Certificate of Incorporation or Bylaws of Bancorp for the purpose of facilitating the transactions contemplated hereunder, amend the Charter or Certificate of Incorporation, as appropriate, or Bylaws of Bancorp or the Bank;

        (g) except in the ordinary course of business, consistent with past practice and upon prior consultation with PFC, increase the compensation payable or to become payable to any of their directors, officers or employees (including any salary, bonus, insurance, pension, or other benefit plan, payment or arrangement made to, for or with any of such officers or employees) regardless of whether such increase was authorized prior to the execution of this Agreement;

        (h) except in the ordinary course of business, borrow or agree to borrow any amount of funds or incur any obligation or liability, or directly or indirectly guarantee or agree to guarantee any obligations of others except letters of credit entered into in the ordinary course of business;

        (i) except with respect to (a) any agreement, contract or commitment that (when taken together with any other agreements, contracts or commitments from the same vendor or its affiliates) involves less than $10,000, or (b) the making of a loan or a commitment therefor, enter into any agreement, contract or commitment, which, if entered into before the date of this Agreement, would be required to be listed in a schedule delivered to PFC pursuant to the terms of, or in connection with, this Agreement, or which would modify, amend or terminate any agreement required to be listed in any such schedules;

        (j) except in the ordinary course of business, place or suffer to exist on any of the assets or properties of Bancorp or the Bank any mortgage, pledge, lien, charge, or other encumbrance;

        (k) cancel, unless paid in full, any material indebtedness owing to Bancorp or the Bank or any claims which Bancorp or the Bank may possess, or waive any material rights of substantial value or discharge or satisfy any material noncurrent liabilities;

        (l) sell or otherwise dispose of a substantial part of any of Bancorp's or the Bank's assets, or sell or agree to sell any of their assets except in the ordinary course of business;

        (m) commit any act or omit to do any act which would cause a material breach of any material agreement, contract or commitment which is listed in a schedule delivered to PFC pursuant to the terms of, or in connection with, this Agreement, or which would have an adverse effect on the business, financial condition, or earnings of Bancorp and the Bank taken as a whole;

        (n) violate any law, statute, rule, governmental regulation, order, or undertaking which violation might have an adverse effect on the business, financial condition, or earnings of the Bancorp or the Bank;

        (o) fail to maintain Bancorp's or the Bank's books, accounts and records in the usual manner on a basis consistent with that heretofore employed except for changes required by generally accepted accounting principles or by the OTS, FDIC or any other state or federal agency having jurisdiction over Bancorp or the Bank;

        (p) fail to charge off Bancorp's or the Bank's books loan or other losses in accordance with generally accepted accounting principles and the pertinent regulations and policies of the OTS, FDIC and other savings bank regulatory authorities with jurisdiction concerning the write-off of loans and other losses;

        (q) fail to pay, or to make adequate provisions for the payment of, all taxes (current or deferred), interest payments and penalties (whether or not reflected in any returns as filed) due and payable (and/or accruable for all periods prior to the Closing Date, including that portion of their fiscal year prior to and including the Closing Date) to any city, county, state, foreign country, the United States, or any other taxing authority;

        (r) except in  the ordinary course  of business and  subject to  Section
    6.06 of this Agreement, sell or dispose of any bonds, shares of capital stock or other investment securities;

        (s) establish, or apply for permission to establish, any banking or business office facility not in use on the date of this Agreement;

        (t) issue any letters of credit other than in the ordinary course of business or voluntarily increase in a material amount any contingent liabilities whether under letters of credit or otherwise; or

        (u) make any loans, give any discounts or enter into any financing leases which are not (i) made for good, valuable and adequate consideration in the ordinary course of business, (ii) evidenced by notes or other forms of indebtedness which are true, genuine and what they purport to be, and
    (iii) in the aggregate together with the loan portfolio of Bancorp and the Bank, adequately reserved against, in accordance with generally accepted accounting principles, in an amount, in the aggregate, sufficient in the opinion of management to provide for all charge-offs reasonably anticipated in the ordinary course of business.

    6.05 RESERVES. The Bancorp Unaudited Financial Statements shall reflect a monthly charge-off, based on a review of the current status of the loan portfolio, in accordance with generally accepted accounting principles and the pertinent regulations and policies of the OTS, FDIC and other regulatory authorities concerning the write-off of loans. Immediately prior to the Effective Time, and upon receipt by Bancorp of a written certificate from PFC waiving its right to terminate this Agreement for failure of any condition herein (other than this Section 6.05), Bancorp shall establish such additional provisions for loan and real estate owned losses as may be necessary in the sole determination of PFC to conform Bancorp's and the Bank's loan and real estate owned allowance practices and methods to those of PFC (as such practices and methods are to be applied to the Bank from and after the Effective Time).

    6.06 PRESERVATION OF BUSINESS AND INVESTMENT DECISIONS. Bancorp and the Bank shall use their best efforts to preserve the possession and control of all of their respective assets, to preserve the goodwill of their respective customers and others with whom they have business relations, and to do nothing knowingly to impair the ability to keep and preserve its respective businesses existing on the date of this Agreement. Without in any way limiting the foregoing, neither Bancorp nor the Bank shall make any significant investment decision, including, without limitation, engaging in any interest rate swaps, futures or options transactions, or purchases or sales of any marketable securities other than overnight Federal Reserve Funds, U.S. Treasury securities or securities of U.S. government agencies of a term of one year or less, without first consulting with the Treasurer of PFC or his designee.

    6.07 NOTIFICATION OF MATERIAL CHANGES AND LITIGATION. Bancorp shall provide PFC with prompt written notice, accompanied by a detailed description and analysis, (a) of any material adverse change (as defined in Section 7.02(c)) or, to the best of their knowledge, potentially material adverse change in the condition, earnings or businesses (other than matters affecting thrifts or thrift holding companies generally) of Bancorp or the Bank, (b) of any event or condition of any character (whether actual or threatened) materially and adversely affecting or that has a substantial possibility of materially and adversely affecting, any of their financial conditions, earnings, businesses or assets, and (c) of all claims, regulatory proceedings and litigation (whether actual or threatened and whether or not material) against or possibly involving Bancorp or the Bank or (where such actual or threatened claims, regulatory proceedings or litigation arise in connection with actions taken or alleged to be taken by any officer, employee or director in his or her capacity as an officer, employee or director) any officer, employee or director of Bancorp or the Bank. Such adverse or potentially adverse material changes or such claims, proceedings or litigation shall include, without limitation, any adverse or potentially adverse material change in or any litigation arising in connection with any item or matter reported on any schedule, annex or document delivered by Bancorp or the Bank to PFC in connection with this Agreement.

    6.08 COOPERATION. Bancorp and PFC shall each cooperate, and Bancorp and PFC shall cause their subsidiary(ies) to cooperate, fully, completely and promptly with the other in connection with satisfying all conditions set forth in this Agreement and effecting the transactions contemplated by this Agreement.

    6.09 REGULATORY FILINGS. Each party will cooperate with the other in the preparation and filing of and will use its best efforts to prepare and file within 30 days of the date hereof, all applications and other documents required to be filed to obtain the regulatory approvals and consents required from the Federal Reserve, OTS, FDIC and any other applicable state or federal authority for the consummation of the Merger. Prior to filing any such application, each party shall provide the other with the opportunity to review and comment on such application or other document. Except to the extent prohibited by law, from the date of this Agreement until the Closing Date, Bancorp and the Bank shall deliver to PFC contemporaneously with their filing a copy of all applications, reports and other documents hereafter filed with the SEC, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve, the KDFI, the FDIC, the OTS, the FHLB, or the Kentucky or Delaware Secretary of State, and all "comment" letters and other correspondence from any of the foregoing regulatory agencies in connection with such filings promptly after receipt thereof. Except to the extent prohibited by law, from the date of this Agreement until the Closing Date, PFC shall deliver to the Bank contemporaneously with their filing a copy of any nonconfidential portions, together with any portion containing financial information concerning Bancorp and the Bancorp, of all applications, reports and other documents hereafter filed by PFC in connection with the Merger with the SEC, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve, the KDFI, the FDIC, the OTS, the FHLB, or the Office of the Kentucky Secretary of State, and any nonconfidential portions, together with any portion containing financial information concerning Bancorp and the Bank, of all "comment" letters and other correspondence from any of the foregoing regulatory agencies in connection with such filings promptly after receipt thereof.

    6.10 BANCORP FINANCIAL STATEMENTS. Bancorp shall deliver to PFC as soon as they become available but in any event promptly, the Bancorp Unaudited Financial Statements and the 1993 Bancorp Financial Statements.

    6.11 PFC FINANCIAL STATEMENTS, SEC REPORTS AND AMENDMENTS. PFC shall deliver to Bancorp as soon as they become available but in any event promptly, the Unaudited PFC Financial Statements and the 1993 PFC Financial Statements. PFC shall deliver to Bancorp, promptly after filing, a copy of all applications, reports and other documents filed by PFC with the SEC. PFC shall also deliver to Bancorp as soon as they become available copies of any amendments to PFC's Articles of Incorporation and Bylaws.

    6.12 DISCUSSION WITH OTHER PURCHASERS. Except to the extent the fulfillment of the Bancorp Directors' fiduciary duties clearly requires such action, Bancorp, the Bank, and the Bancorp Directors shall and shall cause Bancorp's and the Bank's executive officers not, to solicit, authorize the solicitation of, or enter into any discussions with any third party (a "Third Party"), (a) to purchase any shares of the capital common stock or any option or warrant to purchase shares of the capital common stock of Bancorp or the Bank or any securities convertible into the capital common stock of Bancorp or the Bank or any other equity security of either of them; (b) to make a tender or exchange offer for any shares of the capital common stock of Bancorp or the Bank or any other equity security of Bancorp or the Bank, (c) to purchase, lease or otherwise acquire all or a substantial portion of the assets of Bancorp or the Bank; or (d) to merge, consolidate or otherwise combine with Bancorp or the Bank (a "Third Party Sale").

    6.13 PUBLICITY. Except as required by legal process or by operation of applicable law or as provided below, neither Bancorp, the Bank nor PFC shall disclose or publish, and each of Bancorp, the Bank and PFC shall use their best efforts to cause their officers and employees and the officers and employees of their affiliates to not disclose or publish, any information concerning this Agreement or the transactions contemplated by this Agreement. Only Bancorp and PFC may make public announcements regarding this Agreement and the transactions contemplated herein and each shall have an opportunity to review any public announcement prior to its release by the other.

    6.14 PFC REGISTRATION STATEMENT. PFC shall prepare and file the Registration Statement under the Securities Exchange Act of 1934, as amended, for the purpose of registering the shares of PFC Common Stock to be issued in the Merger. PFC shall use all reasonable efforts to cause the Registration Statement to become effective as soon as appropriate and possible. The Bank, Bancorp and each Bancorp Director shall promptly furnish PFC with all such data, information and analyses relating to him, it or its shareholders as PFC may reasonably request for the purpose of including such data, information and analyses in the Registration Statement.

    6.15 RESTRICTED PFC COMMON STOCK. The Bancorp Disclosure Schedule sets forth a complete list (the "Bancorp Affiliate Schedule") of all Persons who are, or immediately prior to the Effective Time will be, Bancorp Affiliates. For purposes of this Agreement, "Bancorp Affiliates" means each Person who, should he, she or it resell PFC Common Stock acquired by him, her or it in connection with the Merger, would be subject to the requirements of paragraphs (c) and (d) of Rule 145 under the Securities Act and the SEC's rules, regulations and policies or generally accepted accounting principles permitting pooling-of-interests accounting treatment of the Merger by PFC. Bancorp shall use its best efforts to deliver to PFC at the Closing an agreement from each Person named on the Bancorp Affiliates Schedule, in the form attached hereto as Annex 6.15. As soon as practicable after the Closing Date, PFC shall publish financial results for its first fiscal quarter covering at least 30 days of post-merger operations. PFC shall during the period Bancorp Affiliates hold PFC Common Stock so restricted comply with the requirements of Rule 144(c) under the Securities Act to allow such shares of PFC Common Stock held by the Bancorp
Affiliates to be transferrable by the Bancorp Affiliates in compliance with paragraphs (c), (e), (f) and (g) of Rule 144. At the end of the three-year holding period within Rule 144(k), or at the end of two years as determined in accordance with Rule 144(d) if the Bancorp Affiliate is not an affiliate of PFC and PFC meets the requirements of Rule 144(c), PFC shall remove from share certificates the legend referenced above if requested by a Bancorp Affiliate or remove such legend prior thereto if the Bancorp Affiliate shall deliver to PFC an opinion of securities counsel acceptable to PFC that such legend can be removed.

    6.16  BANCORP DIVIDENDS.

    (a) For the fiscal year ended September 30, 1993, Bancorp may declare in the aggregate no more than $373,000 in dividends, which amount excludes the dividend for the fiscal year ended September 30, 1992 paid in January 1993.

    (b) Beginning on October 1, 1993 and until the Closing Date, Bancorp may declare a dividend for each cash dividend declared by PFC (a "PFC Dividend"). The amount of such dividends per share of Bancorp Common Stock shall be the amount of the PFC Dividend which would be payable on the number of shares of PFC Common Stock into which each share of Bancorp Common Stock is to be converted in the Merger. The record and payment dates of such dividends shall be no earlier than the record and payment dates of the PFC Dividend.

    6.17 TAX-FREE REORGANIZATION TREATMENT. Neither PFC nor Bancorp or the Bank shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the IRC.

    6.18 D & O INSURANCE AND INDEMNIFICATION. From and after the Effective Time, PFC shall cause all directors and officers of Bancorp and the Bank to be covered by PFC's directors and officers liability insurance policy on a basis at least equal to the coverage currently provided to the directors and officers of PFC and its subsidiaries. PFC and the Bank covenant and agree that, to the extent provided below, PFC or the Bank shall indemnify any person who on or before the Effective Time was a director, officer or employee of Bancorp or the Bank against any losses, claims, damages, liabilities, expenses (including attorneys fees and expenses), judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time)
(i) arising out of or based in part upon any act or failure to act (other than acts involving fraud, intentional or willful misconduct or bad faith) of such director, officer or employee before the Effective Time; (ii) arising out of the fact that such person is or was a director, officer or employee of Bancorp or the Bank; or (iii) arising out of this Agreement, the Plan of Merger or the Option Agreement or any of the transactions contemplated thereby or hereby (collectively, the "Liabilities"). For a period of six years with respect to taxes and for a period of three years with respect to other matters, the current and former directors, officers and employees of Bancorp or the Bank shall be indemnified with respect to a Liability to the extent such indemnification is permissible under applicable state or federal law in effect as of the date hereof or as amended applicable to a time before the Effective Time, and the right to indemnification with respect to any matter asserted or made within the applicable period shall continue until final disposition of the matter. PFC or the Bank shall pay expenses in advance of the final disposition of any such action or proceeding to each person entitled to indemnification hereunder to the full extent permitted by applicable state or federal law upon receipt of any undertaking required by applicable law. Any person entitled to indemnification hereunder wishing to claim indemnification pursuant hereto shall notify PFC or the Bank within a reasonable time of learning of any matter to which indemnification applies and shall deliver to PFC or the Bank the undertaking, if any, required by applicable law. Nothing in this section shall limit PFC's or the Bank's authority to indemnify directors, officers or employees of Bancorp or the Bank under applicable law, and after the Effective Time the directors, officers and employees of the Bank shall have the same indemnification rights as are provided to the other directors, officers or employees of PFC's Bank Subsidiaries. PFC covenants and agrees not to assert any claim, action or suit against any directors, officers or employees of Bancorp and the Bank for acts or failures to act of such director, officer or employee taking place prior to the Effective Time, except that the preceding shall not apply to acts involving fraud, intentional or willful misconduct or bad faith.

    6.19 FORBEARANCE OF PFC. Except with the prior written consent of Bancorp between the date hereof and the Effective Time, which shall not be unreasonably withheld, neither PFC nor any PFC Subsidiary shall:

        (a) except for an amendment to PFC's Articles of Incorporation set forth on the PFC Disclosure Schedule, authorize or create: (i) any class of capital stock which ranks prior to the PFC Common Stock in respect of dividend payments or of distributions or payments upon any liquidation of PFC or which has per share voting rights greater than PFC Common Stock; (ii) any share of capital stock other than shares of PFC Common Stock reserved for issuance as reflected under Section 1.04 hereof or in connection with subsequent negotiations in respect of mergers or other business combinations wherein, if concluded and consummated, PFC would be the surviving corporation, or shares to be issued with respect to stock splits or stock dividends subsequently declared and distributed on a basis consistent with past practices and its current policy subject to the antidilutive adjustments to be made as contemplated under Section 3.06 hereof; or (iii) amend its Articles of Incorporation or bylaws or issue securities on terms or with voting rights so as to adversely affect the rights of the Bancorp shareholders as if they had been holders of PFC Common Stock as of the date hereof;

        (b) except to the extent necessary to comply with their fiduciary of legal obligations as advised by counsel to the board of directors of PFC, enter into any agreement, understanding or commitment, written or oral, with any other party which is inconsistent in any material respect with the undertakings, commitments and obligations of PFC arising under this Agreement and the Plan of Merger;

        (c) except as may be necessary to comply with their legal obligations as advised by counsel to the board of directors of PFC, as relates to PFC and any PFC Subsidiary (other than a subsidiary organized merely to facilitate an acquisition by PFC), enter into a merger or other business combination transaction with any other corporation or person in which the PFC, or any PFC Subsidiary, as the case may be, who is a party thereto, would not be the surviving or continuing entity after the consummation thereof; or

        (d) sell or lease or any material portion of the assets and business of PFC or any PFC Subsidiary, except where any such sale or lease will not materially and adversely affect their respective businesses or operations.

    6.20  EMPLOYEE BENEFIT PLANS.

    (a) At, or as soon as administratively feasible after (in which event the benefits of Bancorp and the Bank shall remain in effect until the PFC benefits apply), the Effective Time, employees and officers of the Bank shall be provided with benefits not otherwise specifically addressed in this Section, comparable to those PFC generally provides to employees and officers of similarly situated PFC affiliates from time to time, including, but not limited to, life, medical and hospitalization and disability insurance and sick pay, personal leave and severance benefits, on a non-discriminatory and substantially similar basis. For purposes of providing such benefits to employees and officers of the Bank after the Effective Time, PFC shall credit such employees and officers for years of service at the Bank prior to the Effective Time for purposes of eligibility and benefit amounts or privileges paid or provided.

    (b) Within a reasonable time after the Effective Time, taking into account the probability that the Financial Institutions Retirement Fund, the Internal Revenue Service, and the Department of Labor will all need to be involved or consulted in the process, the Bank will withdraw from the Financial Institutions Retirement Fund. If the assets of that Plan attributable to the Bank's participating exceed the amount necessary to provide current accrued benefits under that Plan, any such excess will be used to increase benefits under the Plan for the Bank's employees, as determined by the Bank with the consent of PFC (which consent shall not be unreasonably withheld) and, to the extent permitted by the Plan and applicable law, to satisfy plan administrative expenses.

    (c) Within a reasonable time after the Effective Time, taking into account the probability that the Financial Institutions Thrift Plan and the Internal Revenue Service will need to be involved or consulted, the Bank will withdraw from the Financial Institutions Thrift Plan. Prior to such withdrawal, PFC will evaluate whether the PFC 401(k) Plan could be treated as a successor plan to that Plan, and, if so and if treatment as such would not cause significant increased administrative burden for the PFC 401(k) Plan, Bank employees may choose whether to have their Financial Institutions Thrift Plan accounts transferred to the PFC 401(k) Plan.

    (d) PFC and Bancorp acknowledge that the ESOP has unallocated assets with a fair market value exceeding the outstanding balance of the loan secured by those assets. Without changing the existing vesting and allocation provisions in the ESOP (or in any of PFC's qualified plans), the parties intend that current and future employees of the Bank will benefit from this investment. Therefore, after the Effective Time and until all unallocated shares now held by the ESOP are released from collateral pledge and allocated to Bank employees ("100% Allocation Date"), the ESOP will be continued for the benefit of current and future employees of the Bank eligible to participate therein in accordance with the ESOP's terms, provided that a separate plan is legally permissible under the IRC and the rules promulgated thereunder without causing disqualification of that Plan or any other plan maintained by PFC or its affiliates, when such plans are operated in accordance with their terms. If before the 100% Allocation Date, it becomes legally impermissible under the IRC and the rules promulgated thereunder to maintain the ESOP as a separate plan, the ESOP shall be merged with the PFC Employee Stock Ownership Plan, and thereafter, to the extent legally permissible under IRC qualification requirements, the assets now held by the ESOP shall continue to be allocated only to current and future Bank employees, until the 100% Allocation Date. For purposes of this Section 6.20(d), "Bank" includes Bank and its successors. In no event will any Bank employee or officer be personally responsible for satisfying loans incurred by the ESOP except to the extent that officer or employee provided an individual guarantee for that loan.

    (e) Subject to subsections (b) through (d) above, PFC will permit Bank employees to commence participation in the PFC 401(k) Plan at the time their participation in the Financial Institutions Thrift Plan ceases and to commence participation in the PFC Employee Stock Ownership Plan at the time their participation in the Bank's Employee Stock Ownership Plan ceases. For purposes of eligibility and vesting in PFC's 401(k) and Employee Stock Ownership Plans, the Bank's employees active at the time participation begins will be given credit for past service with the Bank.

    (f) The Committee (as defined in the Stock Option Plan) shall not, in connection with this Agreement, exercise its discretion pursuant to section 9 of that plan to pay cash in exchange for the surrender of options. Within a reasonable period of time after the Effective Time, the Bank shall amend the Stock Option Plan to eliminate this discretion. The Bank shall not make any further grants of incentive compensation under the Management Recognition Plan and shall, within a reasonable period of time after the Effective Time, amend that Plan to prohibit future grants of incentive stock compensation,

    (g) With respect to options granted as of the date of this Agreement pursuant to the Stock Option Plan and related agreements, such options, to the extent not exercised prior to the Closing, shall be converted into options to purchase PFC Common Stock at a ratio of 1.13597 shares of PFC Common Stock per share of Bancorp Common Stock with an exercise price of $8.76 per share of PFC Common Stock. PFC shall take all corporate action necessary to reserve for issuance a sufficient number of shares of PFC Common Stock for delivery upon exercise of options assumed by it in accordance with this Section 9.10(c). As soon as practicable after the Effective Time, PFC shall file a registration statement on Form S-3 or Form S-8, as the case may be, or another appropriate form with respect to the shares of PFC Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to shares of Bancorp Common Stock granted to a trustee under the Management Recognition Plan, such shares under the Management Recognition Plan shall be converted into shares of PFC Common Stock at a ratio of 1.13597 shares of PFC Common Stock for each share of Bancorp Common Stock.

                                   SECTION 7
                              CONDITIONS OF MERGER

    7.01   CONDITIONS  TO OBLIGATIONS.   The obligations  of Bancorp  and PFC to
consummate the Merger shall be subject to the satisfaction of the following conditions on or before the Closing Date:

       (a) SHAREHOLDER APPROVAL. This Agreement and the Plan of Merger shall have been adopted and approved by the shareholders of both Bancorp and
    Subsidiary.

       (b) REGULATORY APPROVAL. PFC, Bancorp, and Subsidiary shall have obtained all appropriate orders, consents, approvals and clearances in form and substance determined in good faith to be reasonably satisfactory to all of them, from the OTS, the Federal Reserve, the Department of Justice, the Federal Trade Commission (under the Hart-Scott-Rodino Act, if applicable or otherwise) and all other regulatory agencies and other governmental authorities whose order, consent, approval, absence of disapproval, or clearance is required by law for the consummation of the transactions contemplated by this Agreement, and the terms of all requisite orders, consents, approvals and clearances shall permit the effectuation of the Merger.

       (c)  NO PROCEEDINGS.

           (i) (A) No action or proceeding shall have been instituted before a court or other governmental body by any governmental agency or public authority or other Person to restrain or prohibit the transactions contemplated by this Agreement or to obtain damages or other relief in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby; and

               (B) No governmental agency shall have notified any of PFC, Subsidiary, Bancorp or the Bank to the effect that consummation of the transactions contemplated by this Agreement would constitute a violation of any law and that it intends to commence proceedings to restrain consummation of the Merger;

           (ii) Provided, however, that (a) the occurrence of an event described in clause (i)(A) or (i)(B) of this subsection shall not be deemed to create a failure of a condition pursuant to this Section 7.01, unless the Board of Directors of Bancorp or PFC shall have determined, and given written notice to the other of its determination that the occurrence of the event makes consummation of the Merger unwise in its opinion, and (b) if any action or proceeding described in clause (i)(A) of this subsection has been concluded, with an outcome which would not result in damages, restrain, prohibit or declare illegal the consummation of the transactions contemplated by this Agreement, then the action or proceeding shall not be deemed to create a failure of a condition pursuant to this subsection 7.01(c).

       (d) REGISTRATION OF PFC COMMON STOCK; NASDAQ. The Registration Statement shall have become effective under the Securities Act and not be the subject of any "stop order" or threatened "stop order." PFC shall have received all state securities or "Blue Sky" permits or other authorizations, or confirmations as to the availability of an exemption from registration requirements as may be necessary for consummation of the Merger and no proceedings shall be pending or to the knowledge of PFC threatened by any state securities or "Blue Sky" administration to suspend the effectiveness of any state permit or authorization. The shares of PFC Common Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ National Market System.

       (e) TAX OPINION. Bancorp and PFC shall have received an opinion (the "Tax Opinion") from Brown, Todd & Heyburn, reasonably satisfactory to the
    Bank and PFC, which opinion shall not have been modified and shall have remained in full force and effect stating that:

           (i) The  Merger  shall qualify  as  a tax-free  reorganization  under
       Section 368(a) of the Internal Revenue Code;

           (ii) No gain or loss will be recognized by any Bancorp shareholder upon the receipt of PFC Common Stock (except for Bancorp shareholders who exercise and perfect dissenters' rights of appraisal or in connection with the receipt of cash in lieu of fractional shares of PFC Common Stock);

          (iii) The basis of PFC Common Stock received by Bancorp shareholders will be the same as the basis of Bancorp Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of fractional shares of PFC Common Stock);

          (iv) The holding period of the PFC Common Stock received by a Bancorp shareholder receiving PFC Common Stock will include the period during which the Bancorp Common Stock surrendered in exchange therefor was held;

           (v) Cash received by a Bancorp shareholder in lieu of a fractional share interest of PFC Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of PFC Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss; and

          (vi) Holders of incentive and non-incentive options to purchase Bancorp Common Stock issued pursuant to the Bancorp 1991 Stock Option Plan will recognize no gain or loss as a result of such stock options becoming options to acquire PFC Common Stock under Section 9.11 hereof.

       (f)    FAIRNESS OPINION.   Bancorp  shall have  received an  opinion from
       Capital Resources, Inc., dated as of a date no later than the date of the proxy statement-prospectus mailed to

    Bancorp shareholders in connection with the Merger and not subsequently withdrawn prior to the vote of Bancorp shareholders on the Plan of Merger, to the effect that the Merger is fair to Bancorp's shareholders from a financial point of view.

       (g) POOLING LETTER. PFC shall have received at least two days prior to the Closing Date a letter, in form and substance reasonably satisfactory to PFC, from KPMG Peat Marwick to the effect that the Merger will meet the criteria for the pooling-of-interests method of accounting under generally accepted accounting principles.

    7.02 CONDITIONS TO OBLIGATIONS OF PFC. The obligations of PFC and Subsidiary to effect the Merger shall be subject to the satisfaction of the following conditions, in addition to those set forth in Section 7.01, on or before the Closing Date:

       (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Bancorp and the Bank herein contained shall be true in all material respects as stated herein, both when made and with the same effect as though made again as of the Closing Date except to the extent of changes permitted by the terms of this Agreement or except for breaches of representations or warranties which would not have a material adverse effect on the business, financial condition or operations of Bancorp and the Bank taken as a whole. Bancorp, the Bank, and the Bancorp Directors shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by each of them prior to the Closing Date or except for failures to perform or comply which would not have a material adverse effect on the business, financial condition or operations of Bancorp and the Bank taken as a whole. In addition, Bancorp shall have delivered to PFC its certificate dated as of the Closing Date and signed by its President and by its Secretary, to the effect that, except as disclosed in the certificate, they do not know of any failure or material breach of any representation, warranty, or covenant made by Bancorp, the Bank or the Bancorp Directors or of any conditions to PFC's obligations to effect the Merger.

       (b) PREDOMINANT SHAREHOLDER APPROVAL. The holders of no more than nine percent (9.00%) of the total number of outstanding shares of Bancorp
    Common Stock shall have perfected or purportedly perfected their appraisal rights under the Appraisal Statute with respect to their shares in connection with the shareholders' approval and adoption of the transactions contemplated by this Agreement.

       (c) NO MATERIAL ADVERSE CHANGE. Except for (i) changes resulting from general economic conditions (including but not limited to changes in interest rates), (ii) permissible changes in accounting practices, (iii) changes in laws, or (iv) changes which are generally applicable to the savings and loan business, such as changes in interest rates, monetary policies, housing demand, real estate values and lending demand, there shall not have occurred any material adverse change since September 30, 1992, in the financial condition, business, assets, or results of operations of Bancorp or the Bank.

       (d) LETTER OF WHELAN, JOHNSON, DOERR, PIKE & PAWLEY, PSC. PFC shall have been furnished with a letter from Whelan, Johnson, Doerr, Pike &
    Pawley, PSC, certified public accountants, dated the Closing Date, in form and substance satisfactory to PFC to the effect that:

           (i) it is a firm of independent public accountants with respect to Bancorp within the meaning of the Securities Act and the rules and regulations of the SEC thereunder;

           (ii) it has made available to PFC or other designated representatives of PFC all of its work papers with respect to Bancorp and the Bank;

          (iii) in its opinion the 1993 Bancorp Financial Statements examined by it and delivered to PFC (A) comply as to form in all material respects with the applicable requirements of the Securities Act and the applicable published rules and regulations of the SEC thereunder, and

       (B) present fairly the financial position of Bancorp and the Bank and the results of their operations for the period covered in conformity with generally accepted accounting principles applied on a consistent basis; and

          (iv) the amount of any unpaid and of any accrued but unbilled fees for auditing, tax or accounting services rendered by it to Bancorp or the Bank shall be as set forth therein and previously disclosed to PFC; and

       (e) OPINION OF COUNSEL FOR BANCORP AND THE BANK. PFC shall have received from Housley Goldberg & Kantarian, P.C., special counsel to
    Bancorp and the Bank, or from other counsel to Bancorp or the Bank reasonably satisfactory to PFC, an opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to PFC, and to the following effect:

           (i) The Bank is a federally chartered savings bank, duly organized, validly existing and in good standing under the laws of the United States. Bancorp is a corporation duly organized, validly existing and in good standing under the laws of Delaware;

           (ii) The Bank is a member in good standing of the FHLB, all eligible accounts of deposit in the Bank are insured by the SAIF, as administered by the FDIC, to the fullest extent permitted by law and Bancorp is a duly and validly registered savings and loan holding company under the Home Owners' Loan Act;

          (iii) Each of Bancorp and the Bank have all requisite corporate power to own and lease its property and to carry on the business currently being carried on by it;

          (iv) The authorized capital stock of each of Bancorp and the Bank are as set forth in Sections 1.02 and 1.03 of this Agreement and the shares described therein as issued and outstanding have been duly authorized, are validly issued and outstanding, and are fully paid and nonassessable;

           (v) This Agreement has been duly executed and delivered by Bancorp and the Bank and is the valid and binding obligation of Bancorp and the Bank enforceable in accordance with its terms. All corporate action required of the Board of Directors and shareholders of Bancorp and the Bank, and all action required under Bancorp's and the Bank's Charter and Bylaws, to authorize the transactions contemplated by this Agreement have been taken, and Bancorp and the Bank have the corporate power to effect the Merger provided for in this Agreement and the Plan of Merger.

          (vi) The Board of Directors and shareholders of Bancorp and the Bank have taken all action required by law, and the Bank's Charter and Bylaws in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein.

          (vii) Except as disclosed in schedules delivered by Bancorp and the Bank to PFC in connection with this Agreement, to the best knowledge of such counsel after due inquiry, neither Bancorp nor the Bank is a party to any pending legal or administrative action or other proceeding which if adversely decided or concluded would likely materially and adversely affect or impair the business or condition, financial or otherwise, or the earnings, of Bancorp or the Bank;

         (viii) The amount of any unpaid and of any accrued but unbilled fees for legal services rendered by legal counsel is as set forth therein.

       (f) STATUTORY REQUIREMENTS. All statutory requirements for the valid consummation by PFC and the Subsidiary of the transactions contemplated by this Agreement shall have been fulfilled; all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained in order to permit consummation by PFC and Subsidiary of the transactions contemplated by this Agreement and to permit the business presently carried on by Bancorp and the Bank to continue unimpaired in all material respects immediately following the Effective Time shall have been obtained.

       (g) EMPLOYMENT AGREEMENTS. The employment agreements entered into between each of Dennis W. Kirtley, President and Chief Executive Officer
    and David R. Morrison, Executive Vice President and Chief Financial Officer and the Bank, both dated June 18, 1991, shall have been amended and restated in the form of the employment agreements attached as Annexes 7.02(g)(i) and
    (g)(ii), respectively.

       (h) ENVIRONMENTAL MATTERS. Notwithstanding any representations or warranties of Bancorp or the Bank or any liability or unasserted liability under the Environmental Laws listed on the Disclosure Schedule, neither Bancorp nor the Bank, nor any of their assets shall be subject to any liability under the Environmental Laws that would have a material adverse effect on the financial condition of Bancorp and the Bank taken as a whole.

    7.03 CONDITIONS TO OBLIGATIONS OF BANCORP. The obligations of Bancorp to effect the Merger shall be subject to the satisfaction of the following conditions, in addition to those set forth in Section 7.01, on or before the Closing Date:

       (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of PFC and Subsidiary herein contained shall be true in all material respects as stated herein, both when made and with the same effect as though made again as of the Closing Date except to the extent of changes permitted by the terms of this Agreement or except for breaches of representations or warranties which would not have a material adverse effect on the business, financial condition or operations of PFC and the Bank Subsidiaries taken as a whole. PFC and Subsidiary shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by PFC and Subsidiary prior to the Closing Date or except for failures to perform or comply which would not have a material adverse effect on the business, financial condition or operations of PFC and the Bank Subsidiaries taken as a whole. In addition, PFC shall have delivered to Bancorp its certificate dated as of the Closing Date and signed by its Chief Executive Officer and by its Treasurer, to the effect that, except as disclosed in the certificate, they do not know of any failure or material breach of any representation, warranty, or covenant made by PFC or Subsidiary or of any conditions to Bancorp's obligation to effect the Merger.

       (b) OPINION OF COUNSEL FOR PFC. Bancorp shall have received from Brown, Todd & Heyburn of Louisville, Kentucky, counsel for PFC and Subsidiary, an opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to Bancorp to the following effect:

           (i) PFC and Subsidiary are both Kentucky corporations duly organized and validly existing under the laws of the Commonwealth of Kentucky. PFC is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended;

           (ii) Each of the Bank Subsidiaries are duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky or the laws of the United States as the case may be. All eligible deposit accounts of the Bank Subsidiaries are insured by the Bank Insurance Fund as administrated by the FDIC, to the fullest extent permitted by law.

          (iii) PFC and the Bank Subsidiaries have the corporate power to carry on the business being carried on by them;

          (iv) The shares of PFC Common Stock to be issued in the Merger shall, when issued, (a) be validly issued, fully paid and nonassessable; and (b) issued pursuant to the Registration Statement, which shall not be the subject of any "stop order" or threatened "stop order."

           (v) This Agreement has been duly executed and delivered by PFC and Subsidiary and is a valid and binding obligation of PFC and Subsidiary; all corporate action required of the Board of Directors of PFC and Subsidiary and of the sole shareholder of Subsidiary, and required under their Articles of Incorporation and Bylaws, to authorize the Merger have been taken; and PFC and the Subsidiary have the corporate power to effect the Merger provided for in this Agreement and the Plan of Merger.

       (c)   NO  MATERIAL ADVERSE  CHANGE.   There shall  not have  occurred any
       material adverse change since December 31, 1992, in the financial condition, business, assets or results of operations of PFC.

       (d) STATUTORY REQUIREMENTS. All statutory requirements for the valid consummation by Bancorp and the Bank of the transactions contemplated by this Agreement shall have been fulfilled; all authorizations, consents and approvals of all federal, state, local, and foreign governmental agencies and authorities required to be obtained in order to permit consummation by Bancorp and the Bank of the transactions contemplated by this Agreement shall have been obtained.

                                   SECTION 8
                            TERMINATION OF AGREEMENT

    (a) This Agreement may be terminated at any time before the Effective Time:

       (i) MUTUAL CONSENT. By PFC and Bancorp, if for any reason consummation of the transactions contemplated by this Agreement is inadvisable in the opinions of both PFC and Bancorp.

       (ii) CONDITIONS TO PFC'S OBLIGATIONS NOT MET. By PFC, upon written notice to Bancorp, if any of the conditions set forth in Sections 7.01 or
    7.02 shall have not been satisfied or cannot be fully satisfied within the earlier of (i) 20 days of receipt of such notice or (ii) 5 days prior to the Effective Time or is not waived at such time as such condition can no longer be satisfied.

       (iii) CONDITIONS TO BANCORP OR THE BANK OBLIGATIONS NOT MET. By Bancorp, upon written notice to PFC, if any of the conditions set forth in Sections 7.01 or 7.03 shall not have been fully satisfied or cannot be fully satisfied within the earlier or (i) 20 days of receipt of such notice of (ii) 5 days prior to the Effective Time or is not waived at such time as such condition can no longer be satisfied;

       (iv)  TERMINATION DATE.   By either PFC or  Bancorp if, without fault  of
       the terminating party, the Merger shall not have been consummated by August 31, 1994.

    (b) Upon rightful termination of this Agreement by either PFC or Bancorp pursuant to this Section 8, except for Sections 4.19, 5.09, 6.01, 6.12, 9.03 and 9.12, which shall survive in perpetuity, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement, or the termination thereof on the part of PFC, Subsidiary, the Bank or Bancorp or the respective directors, officers, employees, agents or shareholders of either of them.

                                   SECTION 9
                                 MISCELLANEOUS

    9.01 DELIVERIES AND NOTICES. Any deliveries, notices or other communications required or permitted hereunder shall be deemed to have been duly made or given (i) if delivered in person, or (ii) if sent by registered mail, return receipt requested, postage prepaid, and addressed as follows:

    (a) If to Bancorp:
       First Kentucky Bancorp, Inc.
       214 N. First Street
       P.O. Box 110
       Central City, Kentucky 42330-0110
       Attn: Dennis W. Kirtley, President

    with a copy to:

        Housley Goldberg & Kantarian, P.C.
       Suite 700

1220 19th Street, N.W.
Washington, D.C. 20036
       Attn: Leonard S. Volin

    (b) If to PFC:
       Peoples First Corporation
       100 South Fourth Street
       Paducah, Kentucky 42001
       Attn: Aubrey W. Lippert, President

    with copy to:

        Brown, Todd & Heyburn
       3200 Capital Holding Center
       Louisville, Kentucky 40202-3363
       Attn: R. James Straus

or if sent to such substituted address as Bancorp or PFC has given to the other in writing.

    9.02 WAIVERS. No waivers or failure to insist upon strict compliance with any obligation, covenant, agreement or condition of this Agreement shall operate as a waiver of, or an estoppel with respect to, any subsequent or other failure.

    9.03 EXPENSES. Except as otherwise provided below, each party shall assume and pay its own legal, accounting and other expenses incurred in connection with the transactions contemplated by this Agreement. PFC shall bear the expenses of registering the shares of PFC Common Stock to be issued in the Merger and applying for regulatory approval for the Merger. The expense of printing and mailing the prospectus/proxy statement shall be borne equally. Bancorp shall cause its attorneys and accountants to bill it on a monthly basis for all fees and expenses incurred and shall promptly accrue and pay such bills.

    9.04 HEADINGS, COUNTERPARTS, AND PRONOUNS. The headings in this Agreement have been included solely for ease of reference and shall not be considered in the interpretation or construction of this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Wherever from the context it appears appropriate, pronouns stated in the masculine, feminine or neuter in this Agreement shall include the masculine, feminine and neuter.

    9.05   ANNEXES AND SCHEDULES.   The annexes and  schedules to this Agreement
are incorporated herein by this reference and expressly made a part hereof.

    9.06 ENTIRE AGREEMENT. All prior negotiations and agreements, by and between PFC and Bancorp are superseded by this Agreement, and there are no representations, warranties, understandings or agreements between the parties other than those expressly set forth herein or in an annex or schedule delivered or to be delivered in connection herewith.

    9.07 GOVERNING LAW. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the Commonwealth of Kentucky.

    9.08 PFC DIRECTORS. At the first meeting of PFC's Board of Directors after the Effective Time, PFC's Board of Directors shall be increased by two and Dennis W. Kirtley and one other member of the Bank's Board of Directors, mutually agreeable to Bancorp and PFC, shall be elected to PFC's Board of Directors.

    9.09   DIRECTORS  AND  EXECUTIVE  OFFICERS.   The  Bank  Directors  and  the
executive officers of the Bank are willing to continue to serve following the Merger in the same capacities as they currently serve the Bank.

    9.10 DISCLOSURE AND TERMINATION FEE. To the extent Bancorp or the Bank or any executive officer of Bancorp or the Bank or any Bancorp or Bank Director is approached by any Third Party with respect to any of the transactions referenced in subsections (a)-(d) of Section 6.12 of this Agreement or to the extent Bancorp or the Bank Directors' fiduciary duties clearly require the Bank Directors to enter into discussions with a Third Party regarding the foregoing ("Required Discussions"), Bancorp and the Bank shall disclose to PFC immediately that it, its executive officers of Bancorp or the Bancorp Directors were contacted or have entered into discussions and the continuing details related thereto. In the event that, as a result of a breach of Section 6.12 of this Agreement or Required Discussions, at any time prior to June 1, 1994, the Bank enters into any agreement or understanding to participating in a Third Party Sale, then the Bank shall promptly pay PFC a termination fee of $250,000.00.

    IN WITNESS WHEREOF, Bancorp, the Bank, PFC and the Subsidiary have executed and delivered multiple originals of this Agreement as of the date set forth in the preamble hereto.

PEOPLES FIRST CORPORATION                     FIRST KENTUCKY BANCORP, INC.
     By          /s/ AUBREY W. LIPPERT             By          /s/ DENNIS W. KIRTLEY
   ----------------------------------------    ------------------------------------------
            Aubrey W. Lippert, PRESIDENT              Dennis W. Kirtley, PRESIDENT
   Attested by       /s/ A. HOWARD ARANT          Attested by       /s/ JOANN WHITAKER
           --------------------------------    ------------------------------------------
               A. Howard Arant, SECRETARY              JoAnn Whitaker, SECRETARY
PEOPLES FIRST ACQUISITION                     FIRST KENTUCKY FEDERAL SAVINGS
 CORPORATION                                  BANK
     By          /s/ AUBREY W. LIPPERT             By          /s/ DENNIS W. KIRTLEY
   ----------------------------------------    ------------------------------------------
            Aubrey W. Lippert, PRESIDENT              Dennis W. Kirtley, PRESIDENT
   Attested by       /s/ A. HOWARD ARANT          Attested by       /s/ JOANN WHITAKER
           --------------------------------    ------------------------------------------
               A. Howard Arant, SECRETARY              JoAnn Whitaker, SECRETARY

                                                                      APPENDIX B


                          PLAN AND AGREEMENT OF MERGER
          [REFERENCES HEREIN TO NUMBERS OF SHARES OF PFC COMMON STOCK
      HAVE NOT BEEN ADJUSTED TO REFLECT A TWO-FOR-ONE STOCK SPLIT EFFECTED
           IN THE FORM OF A 100% STOCK DIVIDEND ON JANUARY 4, 1994.]


    This is a Plan and Agreement of Merger dated as of October 15, 1993 (the "Plan"), between First Kentucky Bancorp, Inc. ("Bancorp") and Peoples First
Acquisition Corporation ("Subsidiary"), and joined in by Peoples First Corporation ("PFC"). This Plan is entered into pursuant to a Merger Agreement and Plan of Reorganization dated October 15, 1993 (the "Merger Agreement"), among PFC, Subsidiary, Bancorp, and First Kentucky Federal Savings Bank (the "Bank").

    1. BANCORP. Bancorp is a corporation duly organized under the laws of the State of Delaware. Bancorp's principal office is located in Central City, Muhlenburg County, Kentucky. Bancorp is a duly registered savings and loan holding company in good standing under the Home Owners' Loan Act. The authorized capital stock of the Bancorp consists solely of (a) 2,500,000 shares of common stock, of a par value of $0.01 per share ("Bancorp Common Stock"), of which 409,342 shares are issued and outstanding and (b) 500,000 shares of serial preferred stock, of which no shares are issued or outstanding.

    2. SUBSIDIARY. Subsidiary is a corporation duly organized under the laws of the Commonwealth of Kentucky and has its principal office in Paducah, McCracken County, Kentucky. The authorized capital stock of Subsidiary consists solely of 2,000 shares of common stock without par value ("Subsidiary Common Stock"), of which 1,000 shares are issued and outstanding and held by PFC.

    3. PFC. PFC is a corporation duly organized under the laws of the Commonwealth of Kentucky and has its principal office in Paducah, McCracken County, Kentucky. PFC is a duly registered bank holding company under the Bank Holding Company Act of 1956, as amended. The authorized capital stock of PFC as of the date of this Agreement consists solely of 10,000,000 shares of common stock, without par value (the "PFC Common Stock"), of which more than 465,000 shares are unissued and available for issuance in the Merger.

    4. MERGER. Upon the terms and conditions set forth in this Plan of Merger, Bancorp shall be merged into Subsidiary (the "Merger") pursuant to the provisions of, and with the effect provided in, the Kentucky Business Corporation Act and the Delaware General Corporation Law ("DGCL"). Subsidiary shall be the "Surviving Corporation" of the Merger.

    5. THE EFFECTIVE TIME. PFC shall deliver the Articles of Merger to the Secretary of State of the Commonwealth of Kentucky and the Certificate of Merger to the Secretary of State of Delaware for filing as promptly as possible following the Closing. The Merger shall be effective at 11:59:59 P.M., Louisville, Kentucky, time on the date Articles of Merger and a Certificate of Merger are filed with the Secretary of State of the Commonwealth of Kentucky and the Secretary of State of Delaware, respectively (the "Effective Time").

    6. MERGER CONSIDERATION. At the Effective Time (as defined in Section 5) and subject to Section 12 of this Plan of Merger, each share of Bancorp Common Stock issued and outstanding, other than shares with respect to which the holder has properly exercised the holder's appraisal rights under Section 262 of the DGCL, shall be converted into 1.13597 shares (the "Merger Consideration") of PFC Common Stock.

    7.  EFFECT OF MERGER.  From and after the Effective Time:

        (a) Bancorp shall, as provided, in Chapter 271B of the Kentucky Revised Statutes and Section 252 of the DGCL, be merged into and continued in Subsidiary, which at all times after the Effective Time shall be referred to as the "Surviving Corporation" and the separate existence of Bancorp shall cease;

        (b) The title to all real estate and other property owned by each corporation party to the Merger shall be vested in the Surviving Corporation without reversion or impairment;

        (c) The Surviving Corporation shall have all liabilities of each corporation which is a party to the Merger; and

        (d) A proceeding pending against Bancorp may be continued as if the Merger did not occur or the Surviving Corporation may be substituted in the proceeding for Bancorp.

    8. SURVIVING CORPORATION -- CORPORATE MATTERS. From and after the Effective Time, until changed or amended in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, or otherwise in accordance with law:

        (a) The name of the Surviving Corporation shall be "Peoples First Acquisition Corporation";

        (b) The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Subsidiary;

        (c) The Bylaws of the Surviving Corporation shall be the Bylaws of Subsidiary in effect immediately prior to the Effective Time;

        (d) The members of the Board of Directors of the Surviving Corporation shall be the members of the Board of Directors of Subsidiary immediately prior to the Effective Time; and

        (e) The officers of the Surviving Corporation shall be the officers of Subsidiary immediately prior to the Effective Time.

    9.  CONVERSION OF SHARES.

    (a) At the Effective Time, except for shares (the "Dissenting Shares") with respect to which the holder has properly exercised the holder's appraisal rights under Section 262 of the DGCL and subject to Section 12 of this Plan, each share of Bancorp Common Stock shall, IPSO FACTO, and without any action on the part of the holder thereof, become and be converted into 1.13597 shares of PFC Common Stock; and all outstanding certificates representing shares of Bancorp Common Stock shall represent, instead of shares of Bancorp Common Stock, shares of PFC Common Stock equal to the Merger Consideration.

    (b) At the Effective Time, all shares of Subsidiary Common Stock issued and outstanding immediately before the Effective Time shall be converted into the same number of shares of the Surviving Corporation's common capital stock ("Surviving Corporation Common Stock").

    (c) Following the Effective Time, the Surviving Corporation shall have 1,000 shares of Surviving Corporation Common Stock issued and outstanding, all of which shall be held by PFC.

    (d) Each share of PFC Common Stock issued and outstanding immediately before the Effective Time shall remain unchanged by the Merger.

    10.  SURRENDER OF CERTIFICATES.

    (a) As of the Effective Time, PFC shall deposit, or shall cause to be deposited, with The Peoples First National Bank and Trust Company, Paducah, Kentucky (the "Exchange Agent"), for the benefit of the holders of shares of Bancorp Common Stock, for exchange in accordance with this Section 10, through the Exchange Agent, (i) certificates representing the shares of PFC Common Stock issuable pursuant to Section 6 in exchange for outstanding shares of Bancorp Common Stock, excluding any fractional share interest to which a Bancorp shareholder might otherwise be entitled, and (ii) the cash amount due Bancorp shareholders in lieu of any fractional share interest as provided for in Section 12 of this Plan.

    (b) As soon as reasonably practicable (but not more than five business days) after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate(s) that immediately prior to the Effective Time represented outstanding shares of Bancorp Common Stock ("Bancorp Certificates") that were converted into shares of PFC Common Stock pursuant to Section 6, (i) a letter of transmittal in the customary form and (ii) instructions for use in effecting the surrender of the Bancorp Certificates in exchange for certificates representing shares of PFC Common Stock. Upon surrender of a Bancorp Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other required documents, the holder of the Bancorp Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of PFC Common Stock that such holder has the right to receive in respect of the Bancorp Certificate surrendered pursuant to the provisions of this Section 10 (after taking into account all shares of Bancorp Common Stock then held by such holder) and cash in lieu of any fractional share interest as provided for in Section 12 of this Agreement.

    (c) Whenever PFC declares a dividend or other distribution, in cash, stock or other property, on the PFC Common Stock after the Effective Time, the declaration shall provide for the dividend or distribution on all shares of PFC Common Stock issued and outstanding, including those with respect to which no certificate has been delivered hereunder; however, no disbursement of such dividend or distribution shall be required to be made until the shareholder entitled to such dividend or distribution has delivered such shareholder's Bancorp Certificates in accordance with subsection 10(b) of this Plan regarding the Bancorp Certificate(s) representing such shares. Upon such compliance or as soon as practicable thereafter, each such shareholder shall be entitled to receive from PFC an amount equal to all dividends and distributions (without interest thereon and less the amount of taxes, if any, which have been imposed or paid thereon or withheld therefrom) on the shares represented thereby.

    11. RECLASSIFICATIONS, ETC. If, prior to the Effective Time, PFC declares a stock dividend on or subdivides, splits up, reclassifies or combines PFC Common Stock, or declares a dividend, or makes a distribution, on PFC Common Stock of any security convertible into PFC Common Stock, then appropriate adjustment shall be made in the Merger Consideration to take into account the dividend, subdivision, split-up, reclassification or combination.

    12. NO FRACTIONAL SHARES. No certificate or scrip of any kind shall be issued by PFC to any former Bancorp shareholder in respect of any fractional interest in PFC Common Stock resulting from the Merger. No holder of Bancorp Common Stock shall have any rights in respect of a fractional interest in PFC Common Stock arising out of the Merger, except to receive a cash payment equal to such fraction multiplied by the average of the per share closing prices of PFC Common Stock as reported by NASDAQ for the 15 trading days immediately next preceding the Closing Date (the "PFC Trading Price").

    13. REPRESENTATIONS, WARRANTIES AND COVENANTS OF PFC, BANCORP AND THE SUBSIDIARY. All of the representations, warranties and covenants of PFC and the Subsidiary to Bancorp and of Bancorp to PFC and the Subsidiary set forth in the Merger Agreement, as updated as provided in Section 7.03 and 7.02, respectively, of the Merger Agreement, are restated as of the date hereof and are incorporated herein by reference.

    14. APPROVALS. The Plan shall be submitted to the shareholders of Bancorp and the Subsidiary for approval (a) with respect to Bancorp at a regular or special meeting to be called and held in accordance with applicable provisions of law and the Certificate of Incorporation and Bylaws of Bancorp, and (b) with respect to the Subsidiary, by unanimous written consent of its sole shareholder. Unless inconsistent with its fiduciary responsibilities, the Board of Directors of each of Bancorp and the Subsidiary shall recommend the Plan of Merger to its shareholders. Bancorp and the Subsidiary shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals, the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms provided by this Plan and the Merger Agreement.

    15. PFC REGISTRATION STATEMENT AND PROSPECTUS-PROXY STATEMENT. As promptly as practicable after the date hereof and the furnishing by Bancorp of all information regarding Bancorp required to be reflected therein, PFC shall prepare and file with the Securities and Exchange Commission a registration statement in accordance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Registration Statement") for the purpose of registering the PFC Common Stock to be issued to the Bancorp shareholders in the Merger. PFC shall use all reasonable efforts to cause the Registration Statement to become effective as soon as appropriate and possible after the date it is filed with the SEC. Bancorp and each member of the Board of Directors of Bancorp shall promptly furnish PFC with all such data, information and analysis relating to Bancorp, its shareholders or its directors as PFC may reasonably request for the purpose of including such data, information and analysis in the Registration Statement.

    16. CONDITIONS TO OBLIGATIONS OF BANCORP. The obligations of Bancorp to consummate the Merger shall be subject to the satisfaction of the conditions set forth in Section 7.01 and 7.02 of the Merger Agreement on or before the Effective Time.

    17. CONDITIONS TO OBLIGATIONS OF PFC AND THE SUBSIDIARY. The obligations of PFC and the Subsidiary to consummate the Merger shall be subject to the satisfaction of the conditions set forth in Sections 7.01 and 7.01 of the Merger Agreement on or before the Effective Time.

    18.  TERMINATION.

    (a) This Plan shall automatically terminate, without any action on the part of any party, if and when the Merger Agreement is properly terminated.

    (b) Upon termination of this Plan, by the rightful termination of the Merger Agreement, this Plan shall be void, and of no further effect, and there shall be no liability by reason of this Plan, or the termination thereof on the party of Bancorp, the Subsidiary, PFC or the respective directors, officers, employees, agents or shareholders of any of them.

    19. REORGANIZATION. The Board of Directors of each of PFC, Subsidiary, Bancorp and the Bank has approved the Merger Agreement and this Plan as a plan of reorganization within the provisions of the Internal Revenue Code of 1986, as amended, SectionSection368(a)(1)(A) and (a)(2)(D).

    20. HEADINGS, COUNTERPARTS AND PRONOUNS. The headings in this Plan have been inserted solely for ease of reference and shall not be considered in the interpretation or construction of this Plan. This Plan may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. Wherever from the context it appears appropriate, pronouns, in any variation thereof, stated in this Plan shall include the masculine, feminine or neuter.

    21. WAIVERS. No waivers of failure to insist upon strict compliance with any obligation, covenant, agreement or condition of this Plan shall operate as a waiver of, or an estoppel with respect to, any subsequent or other failure.

    22. MERGER AGREEMENT. This Plan is entered into in accordance with and for the purpose of facilitating the consummation of the transactions contemplated by the Merger Agreement.

    23.   GOVERNING  LAW.   This Plan  shall be  governed by,  and construed and
interpreted in accordance with, the laws of Kentucky and Delaware.

    IN WITNESS WHEREOF, Bancorp and the Subsidiary have caused this Plan to be executed by their duly authorized officers as of the date first above written.

                                          FIRST KENTUCKY BANCORP, INC.
                                          By ___________________________________
                                                Dennis W. Kirtley, President
                                          And by _______________________________
                                                   JoAnn Whitaker, Secretary
                                          PEOPLES FIRST ACQUISITION
                                           CORPORATION
                                          ______________________________________
                                               Aubrey W. Lippert, President
                                          And by _______________________________
                                                  A. Howard Arant, Secretary

    Peoples First Corporation hereby joins in the foregoing Plan, undertakes that it will be bound thereby, and undertakes that it will do an perform all the acts and things therein referred to or provided to be done by it.

    IN WITNESS WHEREOF, Peoples First Corporation has caused this Plan to be executed by its duly authorized officers as of the date first above written.

                                          PEOPLES FIRST CORPORATION
                                          By ___________________________________
                                                Aubrey W. Lippert, President
                                          And by _______________________________
                                                  A. Howard Arant, Secretary

                                                                      APPENDIX C


                              FAIRNESS OPINION OF
                         CAPITAL RESOURCES GROUP, INC.



                                                                January 27, 1994


Board of Directors
First Kentucky Bancorp, Inc.
214 North First Street
Central City, KY 42330

Dear Board Members:

    You have requested our opinion as to the fairness from a financial point of view to the holders of shares of common stock of First Kentucky Bancorp, Inc. ("First Kentucky" or the "Company") of the proposed consideration to be paid to the shareholders of First Kentucky by Peoples First Corporation ("Peoples First"). This current opinion serves as an update of our original Fairness Opinion dated October 15, 1993.

    Capital Resources Group, Inc. ("Capital Resources") is an investment banking firm that, as part of our specialization in financial institutions, is regularly engaged in the financial valuations and analyses of business enterprises and securities in connection with mergers and acquisitions, valuations for mutual-to-stock conversions of thrifts, initial and secondary offerings, divestiture and other corporate purposes. Senior members of Capital Resources have extensive experience in such matters. We believe that, except for the fee we will receive for our opinion, we are independent of the Company.

FINANCIAL TERMS OF THE OFFER


    We   understand  that,   pursuant  to  a   Merger  Agreement   and  Plan  of
Reorganization ("Agreement"), and based on discussions with the Company's management and counsel, Peoples First has agreed to acquire all of the issued and outstanding shares of common stock of First Kentucky pursuant to which each share of First Kentucky's outstanding stock will be converted into 2.27194 shares (the "Merger Consideration") of Peoples First common stock ("Transaction"). Based on Peoples First's average closing trading price during a recent 30-day period as quoted on NASDAQ, of $24.87 per share, this translates into an offer price of $56.50 per share for First Kentucky's common stock. If Peoples First effects a stock dividend, reclassification, subdivision, split-up, combination or similar transaction prior to the effective time of the Transaction, then the appropriate adjustment will be made in the Merger Consideration.


    It is intended that no gain or loss will be recognized by any First Kentucky stockholder for tax purposes, except in connection with the receipt of cash in lieu of a fractional share of Peoples First common stock, upon the exchange of First Kentucky common stock for Peoples First common stock.

    Also, for the fiscal year ended September 30, 1993, First Kentucky may declare in the aggregate no more than $373,000 in dividends, which amount excludes the dividend for the fiscal year ended September 30, 1992 paid in January 1993. Beginning on October 1, 1993 and until the closing date of the Transaction, First Kentucky may declare a cash dividend for each cash dividend declared by Peoples First. The amount of such dividends per share of First Kentucky common stock shall be the amount of the Peoples First dividend which would be payable on the number of shares of Peoples First common stock into which each share of First Kentucky common stock is to be converted in the Transaction.

    Pursuant to the Transaction, First Kentucky will be merged into a wholly owned subsidiary of Peoples First. Also, as a result of the Transaction, it is expected that First Kentucky Federal Savings Bank, the wholly owned operating subsidiary of First Kentucky, will exist as a separate operating subsidiary of Peoples First.

MATERIALS REVIEWED

    In the course of rendering our opinions we have, among other things:

    (1) Reviewed the terms of the offer and discussed the offer with management and the Board of Directors, and First Kentucky's legal counsel, Housley Goldberg and Kantarian, P.C.;

    (2) Reviewed the following financial data:

       - the audited financial statements of First Kentucky for the fiscal years ended September 30, 1988 through September 30, 1993 and unaudited financial statements for the nine months ended June 30, 1993,

       - the Office of Thrift Supervision ("OTS") quarterly Thrift Financial Reports covering the period through September 30, 1993, the latest available period,

       - First Kentucky's latest available asset/liability reports,

       - other miscellaneous internally-generated management information reports for recent periods,

       - First Kentucky's most recent business plan and budget report;

    (3) Reviewed First Kentucky's Annual Report to shareholders and Report on Form 10-K through fiscal 1993 which provides a discussion of the Company's business and operations and reviews various financial data and trends;

    (4) Discussed with executive management of First Kentucky, the business, operations, recent financial condition and operating results and future prospects of the Company;

    (5) Compared First Kentucky's financial condition and operating results to those of similarly-sized thrift companies operating in Kentucky and the U.S.;

    (6) Compared First Kentucky's financial condition and operating performance to the published financial statements and market price data of publicly-traded thrifts in general, and publicly-traded thrifts in First Kentucky's region of the U.S. specifically;

    (7) Reviewed the relevant market information regarding the shares of common stock of the Company including trading activity and volume;

    (8) Performed such other financial analyses and investigations as we deemed necessary, including a comparative financial analysis and review of the financial terms of other pending and completed acquisitions of companies we consider to be generally similar to the Company;

    (9) Examined  First  Kentucky's  economic  operating  environment  and   the
        competitive environment of the Company's market area;

   (10) Reviewed available financial reports and financial data for Peoples First, including annual reports, Form 10-K reports, quarterly reports, Form 10-Q reports, other published financial data and other internal and regulatory financial reports provided by management of Peoples First; reviewed Peoples First's banking office network; and reviewed the pricing trends of Peoples First's common stock; and


   (11) Visited Peoples First's headquarters and administrative offices and conducted interviews with management including a discussion of Peoples First's business and prospects.

    In arriving at our opinion, we have relied upon the accuracy and completeness of the information provided to us by the various parties mentioned above, upon public information and upon representations and warranties in the Agreement, and have not conducted any independent investigations to verify any such information or performed any independent appraisal of First Kentucky's or Peoples First's assets.


    This fairness opinion is supported by the detailed information and analysis contained in the Evaluation and Analysis Reports dated October 15, 1993 and January 27, 1994 ("Reports"), which have been produced by Capital Resources and delivered to First Kentucky. We have relied on the Reports of purposes of rendering this current fairness opinion. The Reports contain a business description and financial analysis of First Kentucky, an analysis of current economic conditions in the Company's primary market area (economic analysis is provided in October 15 Report only), and a financial and market pricing comparison with a selected group of thrift institutions which completed merger and acquisition transactions or are currently subject to pending transactions.


OPINION


    Based on the foregoing and on our general knowledge of and experience in the valuation of businesses and securities, we continue to be of the opinion that, as of January 27, 1994, the consideration proposed by Peoples First for shares of common stock of the Company is fair to the shareholders of the Company from a financial point of view.


                                          Respectfully submitted,

                                          CAPITAL RESOURCES GROUP, INC.

                                          David P. Rochester
                                          Chairman and Chief Executive Officer

                                          Michael B. Seiler
                                          Senior Vice President

                                                                      APPENDIX D

                     PROVISIONS OF DELAWARE LAW CONCERNING
                  APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

    Section 262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsection (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to SectionSection251, 252, 254, 257, 258 or 263 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258 and 263 of this title to accept for such stock anything except:

            a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

            b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

            c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and b. of this paragraph; or

            d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     Article 12 of the Peoples First's Articles of Incorporation provides as follows:

          (a)  As used in this Article:

             (i) "Director" means any person who is or was a director of the Corporation and any person who, while a director of the Corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partner-ship, joint venture, trust, other enterprise or employee benefit plan.

            (ii) "Corporation" includes any domestic or foreign predeces- sor entity of the Corporation in a merger, consolidation or other transaction in which the predecessor's existence ceased upon consummation of such transaction.

           (iii)   "Expenses" include attorney's fees.

            (iv)   "Official capacity" means:

    (1) When used with respect to a director, the office of director in the Corporation, and

    (2) When used with respect to a person other than a director, as contem-plated in section (i) of this Article, the elective or appointive office in the corporation held by the officer or the employment or agency relationship under-taken by the employee or agent in behalf of the corporation, but in each case does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

             (v) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

            (vi) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative.

         (b) The Corporation shall indemnify any person made a party to any proceeding by reason of the fact that he is or was a director if:

             (i)   He conducted himself in good faith; and

            (ii)   He reasonably believed:

    (1) In the case of conduct in his official capacity with the Corporation that his conduct was in its best interests; and

    (2) In all other cases, that his conduct was at least not opposed to its best interests; and

    (3) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

                              *     *     *

Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the pro-ceeding, except that if the proceeding was by or in the right of the Corporation, indemnification may be made only against such reasonable expenses and shall not be made in respect of any proceeding in which the person shall have been adjudged solely liable to the Corporation. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, be determinative that the person did not meet the requisite standard of conduct set forth in this section.

        (c)   A director shall not be indemnified under section (b) of this
Article in respect of any proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he shall have been adjudged to be liable on the basis that personal benefit was improperly received by him.

     (d)(i) A director who has been wholly successful, on the merits or otherwise, in the defense of any proceeding referred to in section (b) of this Article, shall be indemnified against reasonable expenses incurred by him in connection with the proceeding.

       (ii) A court of appropriate jurisdiction, upon application of a director and such notice as the court shall require, shall have authority to order indemnification in the following circumstances:

    (1) If it determines a director is entitled to reimbursement under sub-section (4)(i) of this Article, the court shall order indemnification. In which case the director shall also be entitled to recover the expenses of securing such reimbursement; or

    (2) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he has met the standard of conduct set forth in section (b) of this Article or has been adjudged liable in the circumstances described in section (c) of this Article, the court may order such indemnification as the court shall deem proper, except that indemnification with respect to any proceeding by or in the right of the Corporation or in which liability shall have been adjudged in the circumstances described in section (c) of this Article shall be limited to expenses. A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

         (e) No indemnification under section (b) of this Article shall be made by the corporation unless authorized in the specific case after a determi-nation has been made that indemnification of the director is permissible or required in the circumstances because he has met the standard of conduct set forth in section (b) of this Article. Such determination shall be made as expeditiously as possible following any request that the Corporation make indemnification:

             (i) By the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding; or

            (ii) If such a quorum cannot be obtained, then by a majority vote of a committee of the board, duly designated to act in the matter by a majority vote of the full board (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; or

           (iii) By special legal counsel selected by the board of directors or a committee thereof by vote as set forth in subsection (e)(i) or (ii) of this Article, or, if the requisite quorum of the full board cannot be obtained therefor and such committee cannot be established, by a majority vote of the full board (in which selection directors who are parties may participate); or


            (iv)   By the shareholders.

Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible or required, except that if the determination that indemnification is permissible or required is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in a manner specified in subsection (e)(iii) of this
Article in the preceding sentence for the selection of such counsel. Shares held by directors who are parties to the proceeding shall not be voted on the subject matter under this section.

         (f) Reasonable expenses incurred by a director who is a party to a proceeding shall be paid or reimbursed by the Corporation in advance of the final disposition of such proceeding upon receipt by the corporation of:

              (i) A written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as required or authorized in this Article and

              (ii) A written undertaking by or on behalf of the director to repay such amount if it shall ultimately be determined that he has not met such standard of conduct, and after a determination that the facts then known to those making the determination would not preclude indemnification under this Article. The undertaking required by subsection (f)(ii) of this Article shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment. Determinations and authorizations of payments under this section shall be made in the manner specified in section (e) of this Article.

         (g) The Corporation, in addition, shall indemnify and advance expenses to a director to such further extent, consistent with law, as may be provided by its bylaws, general or specific action of its board of directors or contract. Nothing contained in this Article shall limit the Corporation's power to pay or reimburse expenses incurred by a director in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent in the proceeding.

         (h) For purposes of this Article, the Corporation shall be deemed to have requested a director to serve an employee benefit plan, whenever the performance by him of his duties to the Corporation also imposes duties on, or otherwise involves services by, him to the plan or participants or beneficiaries of the plan; excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and action taken or omitted by a director with respect to an employee benefit plan in the perfor-mance of his duties for a purpose reasonably believed by him to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

       (i) (i) An officer of the Corporation shall be indemnified as and to the same extent provided in section (d) of this Article for a director and shall be entitled to the same extent as a director to seek indemnification pursuant to the provisions of section (d) of this Article; (ii) The Corporation shall indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent that it must or may indemnify and advance expenses to directors pursuant to this Article; and (iii) The Corporation, in addition, shall indemnify and advance expenses to an officer, employee or agent who is not a director to such further extent, consistent with law, as may be provided by its bylaws, general or specific action of its board of directors, or contract.

         (j) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic Corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

         (k) Any indemnification of, or advance of expenses to a director in accordance with this Article, if arising out of a proceeding by or in the right of the Corporation, shall be reported in writing to the shareholders with or before the notice of the next shareholders' meeting.

         (l) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employ or agent and shall inure to the benefit of their heirs, executors and administrators of such a person.

         (m) These Articles do not in any way limit either the Corporation's power to indemnify its directors, officers, employees and agents, or any rights, however created, of its directors, officers, employees and agents to indemnification by the Corporation.

                        *     *     *     *     *

    The registrant has also purchased directors' and officers' liability insurance covering certain liabilities incurred by its officers and directors in connection with the performance of their duties, including liabilities arising under the federal securities laws.

Item 21. Exhibits and Financial Statements Schedules.


    Exhibit                     Description
     2.1           Merger Agreement and Plan of Reorganization dated as of
                   October 15, 1993 among Peoples First Corporation,
                   Peoples First Acquisition Corporation, First Kentucky
                   Bancorp, Inc. and First Kentucky Federal Savings Bank is
                   included as Appendix A to the Prospectus-Proxy
                   Statement.

     2.2           Form of Plan and Agreement of Merger between Peoples First
                   Acquisition Corporation and First Kentucky Bancorp, Inc.
                   is included as Annex B to the Prospectus-Proxy
                   Statement.

     3.1           Peoples First's Restated Articles of Incorporation and
                   Amendments are incorporated herein be reference to
                   Exhibit 3(a) to Peoples First's 10-K for the year ended
                   December 31, 1992.

     3.2 Peoples First's Bylaws and Amendments are incorporated herein by reference to Exhibit 3(b) to Peoples First's
                   10-K for the year ended December 31, 1992.

     5 Opinion of Brown, Todd & Heyburn as to the legality of the securities registered.

     8 Opinion of Brown, Todd & Heyburn as to tax matters and consequences to stockholders.

     10.1          Consulting Agreement between Bank of Murray and Mr. Joe
                   Dick is incorporated by reference to Exhibit 10.1 to Registration No. 33-44235.

     10.2 Peoples First's 1986 Stock Option Plan is incorporated herein by reference to Exhibit 28 to Registration No.
                   33-28304.

                                    II-4


     10.3          Employment Agreement between Salem Bank, Inc. and Neal
                   H. Ramage is incorporated herein by reference to Exhibit
                   10.1.

     21            Subsidiaries of Peoples First.

     23.1 Consent of Brown, Todd & Heyburn is contained in their opinions filed as Exhibits 5 and 8 hereto.

     23.2          Consent of Whelan Doerr Pike & Pawley, PSC, Certified
                   Public Accountants.

     23.3          Consent of Capital Resources, Inc.

     23.4          Consent of KPMG Peat Marwick, Certified Public
                   Accountants

     23.5 Consent of Dennis W. Kirtley to serve as a director of Peoples First.

     24            Power of Attorney is contained in the Signature Page.

     99.1          Form of Employment Agreement between First Kentucky and
                   Dennis W. Kirtley.

     99.2          Form of Employment Agreement between First Kentucky and
                   David R. Morrison.

     99.3          Option Agreement dated October 15, 1993 between Peoples
                   First Corporation and First Kentucky.

     99.4          Form of Affiliate Agreement between Peoples First
                   Corporation and each of the Directors of First Kentucky.

     99.5          Form of Agreement dated October 15, 1993 between Peoples
                   First Corporation and each director of First Kentucky.

     99.6          Proxy Form.

     99.7 Fairness Opinion of Capital Resources, Inc. is included as Appendix C to the Prospectus-Proxy Statement.

     99.8          Participation Direction Form for First Kentucky Federal
                   Savings Bank Employee Stock Ownership Plan

Item 22.  Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or a controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling persons in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning the transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    The undersigned registrant hereby undertakes (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, to (a) include any prospectus required by Section 10(a)(3) of the Securities Act, (b) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (c) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
(3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paducah, Commonwealth of Kentucky, on January 24, 1994.

                                  PEOPLES FIRST CORPORATION


                                  By:/s/ Aubrey W. Lippert
                                     --------------------------
                                     Aubrey W. Lippert


Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed below by the following persons in the capacities and on the date indicated.


Signature                              Title                         Date
/s/ Aubrey W. Lippert            Chairman of the Board,        January 24, 1994
- -----------------------------    President, Chief
Aubrey W. Lippert                Executive Officer, and
                                 Director


           *                     Vice Chairman of the          January 24, 1994
- ----------------------------     Board and Director
Joe Dick

/s/ Allan B. Kleet               Chief Financial Offi-         January 24, 1994
- ----------------------------     cer, Treasurer and
Allan B. Kleet                   Director (Principal
                                 financial and accounting
                                 officer)


           *                     Director                      January 24, 1994
- ----------------------------
Walter L. Apperson


           *                     Director                      January 24, 1994
- ----------------------------
William R. Dibert


           *                     Director                      January 24, 1994
- ----------------------------
Richard E. Fairhurst, Jr.


           *                     Director                      January 24, 1994
- ----------------------------
William Rowland Hancock

           *                     Director                      January 24, 1994
- -----------------------------
Robert P. Meriwether, M.D.



          *                      Director                      January 24, 1994
- -----------------------------
Joe Harry Metzger


          *                      Director                      January 24, 1994
- ----------------------------
Jerry L. Page


          *                      Director                      January 24, 1994
- ----------------------------
Rufus E. Pugh


          *                      Director                      January 24, 1994
- ----------------------------
Neal H. Ramage


          *                      Director                      January 24, 1994
- ----------------------------
Allan Rhodes, Jr.


          *                      Director                      January 24, 1994
- ----------------------------
Mary Warren Sanders


          *                      Director                      January 24, 1994
- ----------------------------
Victor F. Speck, Jr.



____________________________
* By  /s/  Aubrey W. Lippert
    ------------------------
   Aubrey W. Lippert, Attorney-in-fact
   pursuant to power of attorney previously
   filed with this registration statement.



                           INDEX TO EXHIBITS

    EXHIBIT                                  DESCRIPTION
    -------                                  -----------
     2.1            Merger Agreement and Plan of Reorganization dated as of
                    October 15, 1993 among Peoples First Corporation, Peoples
                    First Acquisition Corporation, First Kentucky Bancorp,
                    Inc. and First Kentucky Federal Savings Bank is included
                    as Appendix A to the Prospectus-Proxy Statement.

     2.2            Form of Plan and Agreement of Merger between Peoples First
                    Acquisition Corporation and First Kentucky Bancorp, Inc.
                    is included as Annex B to the Prospectus-Prox Statement.

     3.1            Peoples First's Restated Articles of Incorporation and
                    Amendments are incorporated herein be reference to
                    Exhibit 3(a) to Peoples First's 10-K for the year ended
                    December 31, 1992.

     3.2 Peoples First's Bylaws and Amendments are incorporated herein by reference to Exhibit 3(b) to Peoples First's
                    10-K for the year ended December 31, 1992.

    *5 Opinion of Brown, Todd & Heyburn as to the legality of the securities registered.

    *8 Opinion of Brown, Todd & Heyburn as to tax matters and consequences to stockholders.

     10.1           Consulting Agreement between Bank of Murray and Mr. Joe
                    Dick is incorporated by reference to Exhibit 10.1 to Registration No. 33-44235.

     10.2 Peoples First's 1986 Stock Option Plan is incorporated herein by reference to Exhibit 28 to Registration No. 33-
                    28304.

     10.3           Employment Agreement between Salem Bank, Inc. and Neal H.
                    Ramage is incorporated herein by reference to Exhibit
                    10.1.

    *21             Subsidiaries of Peoples First.

     23.1 Consent of Brown, Todd & Heyburn is contained in their opinions filed as Exhibits 5 and 8 hereto.

     23.2           Consent of Whelan Doerr Pike & Pawley, Certified Public
                    Accountants.

     23.3           Consent of Capital Resources, Inc.

     23.4           Consent of KPMG Peat Marwick, Certified Public
                    Accountants.

    *23.5 Consent of Dennis W. Kirtley to serve as a director of Peoples First.

    *24             Power of Attorney.

    *99.1           Form of Employment Agreement between First Kentucky and
                    Dennis W. Kirtley.

    *99.2           Form of Employment Agreement between First Kentucky and
                    David R. Morrison.

    *99.3           Option Agreement dated October 15, 1993 between Peoples
                    First Corporation and First Kentucky.

    *99.4           Form of Affiliate Agreement between Peoples First
                    Corporation and each of the Directors of First Kentucky.

    *99.5           Form of Agreement dated October 15, 1993 between Peoples
                    First Corporation and each director of First Kentucky.

     99.6           Proxy Form.

     99.7 Fairness Opinion of Capital Resources, Inc. is included as Appendix C to the Prospectus-Proxy Statement.

     99.8           Participation Direction Form for First Kentucky Federal
                    Savings Bank Employee Stock Ownership Plan.

_________________________
* Previously filed.

